AMENDMENT NO. 2 TO CONFIDENTIAL SUBMISSION DATED JANUARY 9, 2013

BY EMERGING GROWTH COMPANY PURSUANT TO SECTION 6(E) OF THE SECURITIES ACT OF 1933

As filed with the Securities and Exchange Commission on             , 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EVERTEC, INC.

(Exact name of registrant as specified in its charter)

Puerto Rico	7374	66-0783622
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Cupey Center Building

Road 176, Kilometer 1.3

San Juan, Puerto Rico 00926

(787) 759-9999

(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

Luisa Wert Serrano, Esq.

EVERTEC, Inc.

Cupey Center Building

Road 176, Kilometer 1.3

San Juan, Puerto Rico 00926

(787) 759-9999

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Rosa A. Testani, Esq. Akin Gump Strauss Hauer & Feld LLP One Bryant Park New York, NY 10036 (212) 872-8115	Michael J. Ohler, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, NY 10005 (212) 701-3000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.:

Large Accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price (1)	Amount of registration fee
Common stock, $0.01 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated             , 2013

PRELIMINARY PROSPECTUS

         Shares

EVERTEC, Inc.

Common Stock

$          per share

This is our initial public offering. We are selling                  of the shares being offered hereby. The selling stockholders identified in this prospectus are selling an additional                  shares. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

We expect the public offering price to be between $          and $          per share. Currently, no public market exists for our common stock. We intend to apply to list our common stock on the              under the symbol “            .” Following the completion of this offering, we will remain a “controlled company” as defined under the              listing rules because the group consisting of funds affiliated with Apollo Global Management, LLC and Popular, Inc. will beneficially own     % of our shares of outstanding common stock, assuming the underwriters do not exercise their option to purchase up to                  additional shares from the selling stockholders. See “Principal and Selling Stockholders.”

We are an “emerging growth company” under applicable federal securities laws and are eligible for reduced public company reporting requirements. See “Risk Factors—Risks Related to Our Business—As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain reporting and disclosure requirements, which may make our future public filings different than that of other public companies.”

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 15 of this prospectus.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to EVERTEC, Inc.	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

The underwriters also have an option to purchase up to an additional              shares from the selling stockholders at the initial public offering price less the underwriting discount.

Delivery of the shares of common stock will be made on or about             , 2013.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Goldman, Sachs & Co.	J.P. Morgan

The date of this prospectus is             , 2013.

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. We are not making an offer in any jurisdiction where an offer or sale is not permitted. The information contained in this prospectus is current only as of its date.

Except as otherwise indicated or unless the context otherwise requires, (a) the terms “EVERTEC,” “we,” “us,” “our,” “the Company” and “our company” refer to EVERTEC, Inc. and its subsidiaries on a consolidated basis, (b) the term “Holdings” refers to EVERTEC Intermediate Holdings, LLC, but not to any of its subsidiaries and (c) the term “EVERTEC, LLC” refers to EVERTEC Group, LLC and its predecessor entities and their subsidiaries on a consolidated basis, including the operations of its predecessor entities prior to the Merger (as defined below). Neither EVERTEC nor Holdings conducts any operations other than with respect to its indirect or direct ownership of EVERTEC, LLC.

i

SUMMARY

This summary highlights key aspects of the information contained elsewhere in this prospectus and may not contain all of the information you should consider before making an investment decision. You should read this summary together with the entire prospectus, including the information presented under the heading “Risk Factors” and the more detailed information in the historical financial statements and related notes appearing elsewhere in this prospectus. For a more complete description of our business, see the “Business” section in this prospectus.

Company Overview

EVERTEC is the leading, full-service transaction processing business in Latin America and the Caribbean. We are based in Puerto Rico and provide a broad range of merchant acquiring, payment processing and business process management services across 19 countries in the region. We process over 1.2 billion transactions annually, and manage the electronic payment network for over 4,900 automated teller machines (“ATM”) and over 107,000 point-of-sale (“POS”) payment terminals. According to the July 2012 Nilson Report, we are the largest merchant acquirer in the Caribbean and Central America and the sixth largest in Latin America. We own and operate the ATH network, one of the leading ATM and personal identification number (“PIN”) debit networks and financial services brands in Latin America. In addition, we provide a comprehensive suite of software and services for core bank processing, cash processing and technology outsourcing in the regions we serve. We serve a broad and diversified customer base of leading financial institutions, merchants, corporations and government agencies with ‘mission critical’ technology solutions and we believe that our business is well positioned to continue to expand across the fast growing Latin American region.

We are differentiated, in part, by our diversified business model, which enables us to provide our varied customer base with a broad range of transaction processing services from a single source across numerous channels and geographic markets. We believe this single source capability provides several competitive advantages which will enable us to continue to penetrate our existing customer base with new, complementary services, win new customers, develop new sales channels and enter new markets. We believe these competitive advantages include:

•	Our ability to package and provide a range of services across our customers’ business that often need to be sourced from different vendors;

•	Our ability to serve customers with disparate operations in several geographies with a single integrated technology solution that enables them to manage their business as one enterprise; and

•

Our ability to capture and analyze data across the transaction processing value chain to provide value-added services that are differentiated from those offered by pure play vendors that offer a single product.

Our broad suite of services span the entire transaction processing value chain and include a range of front-end customer facing solutions as well as back-end support services. These include: (i) merchant acquiring services, which enable POS and e-commerce merchants to accept and process electronic methods of payment such as debit, credit, prepaid and electronic benefits transfer (“EBT”) cards; (ii) payment processing services, which enable financial institutions and other issuers to manage, support and facilitate the processing for credit, debit, prepaid, ATM and EBT card programs; and (iii) business process management solutions, which provide ‘mission critical’ technology solutions such as core bank processing, as well as information technology (“IT”) outsourcing and cash management services to financial institutions, enterprises and governments. We provide these services through a highly scalable, end-to-end technology platform that we manage and operate in-house. Our platform provides us with the broad range of capabilities, flexibility and operating leverage that enable us to innovate and develop new services, differentiate ourselves in the marketplace and generate significant operating efficiencies to continue to maximize profitability.

We sell and distribute our services primarily through a proprietary direct sales force with strong customer relationships. We are also increasingly building a variety of indirect sales channels which enable us to leverage the distribution capabilities of partners in adjacent markets, including value-added resellers, joint ventures and merchant acquiring alliances. Given our breadth across the transaction processing value chain, our customer base is highly diversified by size, type and geographic footprint.

We benefit from an attractive business model, which is characterized by recurring revenue, significant operating margins and low capital expenditure requirements. Our revenue is recurring in nature because of the mission-critical and embedded nature of the services we provide, the high switching costs associated with these services and the multi-year contracts we negotiate with our customers. Our scalable business model creates significant operating efficiencies. In addition, our business model enables us to continue to grow our business organically without significant additional capital expenditures.

We generate revenues based primarily on transaction fees paid by our merchants and financial institutions in our Merchant Acquiring and Payment Processing segments and on transaction fees or fees based on number of accounts on file in our Business Solutions segment. Our total revenues increased from $276.3 million for the year ended December 31, 2009 to $321.1 million for the year ended December 31, 2011, representing a compound annual growth rate (“CAGR”) of 7.8%. Our Adjusted EBITDA (as defined below in Note 2 to “—Summary Historical Consolidated and Combined Financial Data”) increased from $117.6 million for the year ended December 31, 2009 to $149.1 million for the year ended December 31, 2011, representing a CAGR of 12.6%. Our Adjusted Net Income (as defined below in Note 2 to “—Summary Historical Consolidated and Combined Financial Data”) increased from $58.2 million for the year ended December 31, 2009 to $71.6 million for the year ended December 31, 2011, representing a CAGR of 10.9%.

History and Separation from Popular

We have a 25 year operating history in the transaction processing industry. Prior to the Merger on September 30, 2010, EVERTEC, LLC was 100% owned by Popular, Inc. (“Popular”), the largest financial institution in the Caribbean, and operated substantially as an independent entity within Popular. In September 2010, Apollo Global Management, LLC, a leading private equity investor, acquired a 51% interest in EVERTEC and shortly thereafter, we began the transition to a separate, stand-alone entity. As a stand-alone company, we have made substantial investments in our technology and infrastructure, recruited various senior executives with significant transaction processing experience in Latin America, enhanced our profitability through targeted productivity and cost savings actions and broadened our footprint beyond the markets historically served.

We continue to benefit from our relationship with Popular. Popular is our largest customer, acts as one of our largest merchant referral partners and sponsors us with the card associations (such as Visa or MasterCard), enabling merchants to accept these card associations’ credit card transactions. Popular also provides merchant sponsorship as one of the participants of the ATH network, enabling merchants to connect to the ATH network and accept ATH debit card transactions. We provide a number of critical products and services to Popular, which are governed by a 15-year Amended and Restated Master Services Agreement (the “Master Services Agreement”) that runs through 2025. For more information on the Master Services Agreement and other related agreements, see “Certain Relationships and Related Party Transactions—Related Party Transactions in Connection with the Closing of the Merger.”

Industry Trends

Shift to Electronic Payments

The ongoing migration from cash, check and other paper methods of payment to electronic payments continues to benefit the transaction processing industry globally. This migration is driven by factors including customer convenience, marketing efforts by financial institutions, card issuer rewards and the development of new forms of payment. We believe that the penetration of electronic payments in the markets where we principally operate is significantly lower relative to more mature U.S. and European markets and that this ongoing shift will continue to generate substantial growth opportunities for our business.

Fast Growing Latin American and Caribbean Financial Services and Payments Markets

Currently, the adoption of banking products, including electronic payments, in the Latin American and Caribbean region is lower relative to the mature U.S. and European markets. As these markets continue to evolve and grow, the emergence of a larger and more sophisticated consumer base will influence and drive an increase in card and electronic payments usage. According to the November 2011 and May 2012 Nilson Reports, the Latin American payments market is projected to continue to grow at a CAGR of 23.0% through 2015 (as illustrated in the chart below) and represents the second fastest growing market in the world.

We believe that the attractive characteristics of our markets and our leadership positions across multiple services and sectors will continue to drive growth and profitability in our businesses.

Ongoing Technology Outsourcing Trends

Financial institutions globally are facing unique challenges including the entrance of non-traditional competitors, the compression of margins on traditional products, significant channel proliferation and increasing regulation that could potentially curb profitability. Many of these institutions have traditionally fulfilled their IT needs through legacy computer systems, operated by the institution itself. Legacy systems are generally highly proprietary, inflexible and costly to operate and maintain and we believe the trend to outsource in-house technology systems and processes by financial institutions will continue. According to estimates published by Gartner Dataquest Market Statistics in April 2012, the banking and securities sector in Latin America is forecasted to have $30 billion of annual IT expenditures by 2016. We believe our ability to provide integrated, open, flexible, customer-centric and efficient IT products and services cater to the evolving needs of our customers, particularly for small- and mid-sized financial institutions in the Latin American markets in which we operate.

Industry Innovation

The electronic payments industry experiences ongoing technology innovation. Emerging payment technologies such as prepaid cards, contactless payments, payroll cards, mobile commerce, online “wallets” and innovative POS devices facilitate the continued shift away from cash, check and other paper methods of payment. According to the 2012 World Payments Report, the number of online payments for e-commerce activities and number of payments using mobile devices are projected to grow at compound annual growth rates of 20.0% and 52.7%, respectively from 2009 to 2013. The increasing demand for new and flexible payment options catering to a wider range of consumer segments is driving growth in the electronic payment processing sector.

Our Competitive Strengths

Market Leadership in Latin America and the Caribbean

We believe we have an inherent competitive advantage relative to U.S. competitors based on our ability to locally leverage our infrastructure, as well as our first-hand knowledge of the Latin American and Caribbean markets, language and culture. We have built leadership positions across the transaction processing value chain in the geographic markets that we serve, which we believe will enable us to continue to penetrate our core markets and provide advantages to enter new markets. According to the July 2012 Nilson Report, we are the sixth largest merchant acquirer in Latin America and the largest in the Caribbean and Central America. We own and operate the ATH network, one of the leading ATM and PIN debit networks and financial services brands in Latin America. The ATH network processed over 625 million transactions in 2011, making ATH branded products the most frequently used electronic method of payment in Puerto Rico, exceeding the total volume of Visa, MasterCard, American Express and Discover, combined. Given our scale and customer base of top tier financial institutions and government entities, we believe we are the leading card issuer and core bank processor in the Caribbean and the only non-bank provider of cash processing services to the U.S. Federal Reserve. We believe our competitive position and strong brand recognition increases card acceptance, driving usage of our proprietary network, and presents opportunities for future strategic relationships.

Diversified Business Model Across the Transaction Processing Value Chain

Our leadership position in the region is driven in part by our diversified business model which provides the full range of merchant acquiring, payment processing and business solutions services to financial institutions, merchants, corporations and government agencies across different geographies. We offer end-to-end technology solutions through a single provider and we have the ability to tailor and customize the features and functionality of all our products and services to the specific requirements of our customers in various industries and across geographic markets. We believe the breadth of our offerings enables us to penetrate our customer base from a variety of perspectives and positions us favorably to cross-sell our other offerings over time. For example, we may host a client’s electronic cash register software (part of the Business Solutions segment), acquire transactions that originate at that electronic cash register (part of the Merchant Acquiring segment), route the transaction through the ATH network (part of the Payment Processing segment), and finally settle the transaction between the client and the issuer bank (part of the Payment Processing segment). In addition, we can serve customers with disparate operations in several geographies with a single integrated technology solution that enables them to access one processing platform and manage their business as one enterprise. We believe these services are becoming increasingly complementary and integrated as our customers seek to capture, analyze and monetize the vast amounts of data that they process across their enterprises. As a result, we are able to capture significant value across the transaction processing value chain and believe that this combination of attributes represents a differentiated value proposition vis-à-vis our competitors who have a limited product and service offering.

Broad and Deep Customer Relationships and Recurring Revenue Business Model

We have built a strong and long-standing portfolio of top tier financial institution, merchant, corporate and government customers across Latin America and the Caribbean, which provide us with a reliable, recurring revenue base and powerful references that have helped us expand into new channels and geographic markets. Customers representing approximately 99% of our 2010 revenue continued to be customers in 2011, due to the mission-critical and embedded nature of the services provided and the high switching costs associated with these services. Our Payment Processing and Merchant Acquiring segments as well as certain business lines representing the majority of our Business Solutions segment, generate recurring revenue streams that collectively accounted for approximately 85% of our total revenues in 2011. Additionally, we entered into an exclusive 15-year Master Services Agreement with Popular on September 30, 2010. We provide a number of critical payment processing and business solutions products and services to Popular and benefit from the bank’s distribution network and continued support. Through our long-standing and diverse customer relationships, we are able to gain valuable insight into trends in the marketplace that allows us to identify new market opportunities. In addition, we believe the recurring nature of our business model provides us with significant revenue and earnings stability.

Highly Scalable, End-to-End Technology Platform

Our diversified business model is supported by our highly scalable, end-to-end technology platform which allows us to provide a full range of transaction processing services and develop and deploy a broad suite of technology solutions to our customers at low incremental costs and increasing operating efficiencies. We have spent over $135 million over the last five years on technology investments to continue to build the capacity and functionality of our platform and we have been able to achieve attractive economies of scale with flexible product development capabilities. We have a proven ability to seamlessly leverage our existing platforms to develop new products and services and expand in new markets. We believe that our platform will increasingly allow us to provide differentiated services to our customers and facilitate further expansion into new sales channels and geographic markets.

Experienced Management Team with a Strong Track Record of Execution

We have grown our revenue organically by introducing new products and services and expanding our geographic footprint throughout Latin America. We have a proven track record of creating value from operational and technology improvements and capitalizing on cross-selling opportunities. We have combined new leadership at EVERTEC, bringing many years of industry experience, with long-standing leadership at the operating business level. In 2012, Peter Harrington, former President of Latin America and Canada for First Data Corporation, joined our management team as our President and Chief Executive Officer. Also, in 2012, Philip Steurer, former Senior

Vice President of Latin America for First Data Corporation, joined our management team as our Chief Operating Officer. Mr. Harrington and Mr. Steurer both have extensive experience managing and growing transaction processing businesses in Latin America as well as North America, Asia and Europe. In addition, we successfully executed our separation from Popular, transitioning EVERTEC from a division of a larger company to a stand-alone entity with public company best practices. Instrumental to this transition was our Chief Financial Officer Juan J. Roman, former CFO of Triple-S Management, a publicly listed insurance company. Collectively our management team benefits from an average of over 20 years of industry experience and we believe they are well positioned to continue to drive growth across business lines and regions.

Our Growth Strategy

We intend to grow our business by continuing to execute on the following business strategies:

Continue Cross-Sales to Existing Customers

We seek to grow revenue by continuing to sell additional products and services to our existing merchant, financial institution, corporate and government customers. We intend to broaden and deepen our customer relationships by leveraging our full suite of end-to-end technology solutions. For example, we believe that there is significant opportunity to cross-sell our network services, ATM point-of-sale processing and card issuer processing services to our over 180 existing financial institution customers, particularly in markets outside of Puerto Rico. We will also seek to continue to cross-sell value added services into our existing merchant base of over 27,000 locations.

Leverage Our Franchise to Attract New Customers in the Markets We Currently Serve

We intend to attract new customers by leveraging our comprehensive product and services offering, the strength of our brand and our leading end-to-end technology platform. Furthermore, we believe we are uniquely positioned to develop new products and services to take advantage of our access to and position in markets we currently serve. For example, in markets we serve outside of Puerto Rico, we believe there is a significant opportunity to penetrate small to medium financial institutions with our products and services, as well as to penetrate governments with offerings such as EBT.

Expand in the Latin American Region

We believe there is substantial opportunity to expand our businesses in the Latin American region. We believe that we have a competitive advantage relative to U.S. competitors based on our ability to locally leverage our infrastructure, breadth of products and services as well as our first-hand knowledge of Latin American markets, language and culture. Significant growth opportunities exist in a number of large markets such as Colombia, México, Chile and Argentina. We also believe that there is an opportunity to provide our services to existing financial institution customers in other regions where they operate. Additionally, we continually evaluate our strategic plans for geographic expansion, which can be achieved through joint ventures, partnerships, alliances or strategic acquisitions.

Develop New Products and Services

Our experience with our customers provides us with insight into their needs and enables us to continuously develop new transaction processing services. We plan to continue growing our merchant, financial institution, corporate and government customer base by developing and offering additional value-added products and services to cross-sell along with our core offerings. We intend to continue to focus on these and other new product opportunities in order to take advantage of our leadership position in the transaction processing industry in the Latin American and Caribbean region.

Pursue Acquisitions

We intend to evaluate select acquisition opportunities to expand geographically as well as broaden our product and services offerings.

Our Business

We offer our customers full end-to-end products and solutions across the transaction processing value chain from a single source across numerous channels and geographic markets, as described below.

Merchant Acquiring

According to the July 2012 Nilson Report, we are the largest merchant acquirer in the Caribbean and Central America and the sixth largest in Latin America. Our Merchant Acquiring business provides services that allow merchants at over 27,000 locations to accept electronic methods of payment such as debit, credit, prepaid and EBT cards carrying the ATH, Visa, MasterCard, Discover and American Express brands. Our full suite of merchant support services includes, but is not limited to, sales and deployment of POS devices and other equipment necessary to capture merchant transactions, front-end authorization processing at the merchant, settlement and funding processing with the participating financial institution, and customer support. In 2011, our Merchant Acquiring business processed over 280 million transactions.

Our Merchant Acquiring business generated $62.0 million, or 19.3%, of total revenues and $30.3 million, or 27.0%, of total segment income from operations for the year ended December 31, 2011.

Payment Processing

We are the largest card processor and network services provider in the Caribbean. We provide an innovative and diversified suite of payment processing products and services to blue chip regional and global corporate customers, government agencies, and financial institutions across Latin American and the Caribbean.

We own and operate the ATH network, one of the leading ATM and PIN debit networks and financial services brands in Latin America. The ATH network provides switching and settlement of ATM and POS transactions and connects consumers who use ATH cards at participating merchants, POS terminals or ATMs to payment, ATM and card processors and, finally, to financial institutions and government participants for authorization and/or settlement, similar to services provided by Visa and MasterCard. The ATH network processed over 625 million transactions in 2011. Over 70% of all ATM transactions and over 80% of all debit transactions in Puerto Rico are processed over the ATH network.

In addition to our network services, we also provide POS processing and terminal driving solutions as well as the sale and rental of POS devices to customers in the Latin American and Caribbean corridor. Our services include payment and related information routing, authorization, and settlement as well as ATM management and monitoring. We currently manage the electronic payment network for over 4,900 ATMs and over 107,000 POS terminals in the region and are continuously certifying new machines and devices to expand this reach.

We offer an array of card processing services as well as products which allow different forms of payment, internet and mobile banking software services, bill payment systems and EBT solutions.

Financial institutions and certain retailers outsource to us certain card processing services, such as card issuance, processing card applications, cardholder account maintenance, transaction authorization and posting, fraud and risk management services, and settlement. Our payment products include electronic check processing, automated clearing house (“ACH”), lockbox, online, interactive voice response and web-based payments through personalized websites, among others.

We have been the only provider of EBT services to the Puerto Rican government since 1998, processing approximately $2.5 billion in volume annually. Our EBT application allows certain agencies to deliver government benefits to participants through a magnetic card system and serves over 850,000 active participants.

Our Payment Processing business accounted for $85.7 million, or 26.7%, of total revenues and $45.0 million, or 40.2%, of total segment income from operations for the year ended December 31, 2011.

Business Solutions

We provide our customers with a full suite of business process management solutions including specifically core bank processing, network hosting and management, IT consulting services, business process outsourcing, item and cash processing, and fulfillment. In addition, we believe we are the only non-bank provider of cash processing services to the U.S. Federal Reserve in the Caribbean.

Our Business Solutions business accounted for $173.4 million, or 54.0%, of total revenues and $36.7 million, or 32.8%, of total segment income from operations for the year ended December 31, 2011.

Risk Factors

Participating in this offering involves substantial risk. Our ability to execute our strategy also is subject to certain risks. The risks described under the heading “Risk Factors” immediately following this summary may cause us not to realize the full benefits of our competitive strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges and risks we face include the following:

•	our high level of indebtedness;

•	our reliance on our relationship with Popular;

•	the continuing market position of the ATH network despite competition and potential shifts in consumer payment preferences;

•	the geographical concentration of our business in Puerto Rico;

•	operating an international business in multiple regions with potential political and economic instability, including Latin America;

•

our dependence on our processing systems, technology infrastructure, security systems and fraudulent payment detection systems and our ability to develop, install and adopt new software, technology and computing systems;

•	our ability to execute our geographic expansion and acquisition strategies;

•	we will be a “controlled company” after this offering and, Apollo and Popular will continue to control all matters affecting us; and

•	evolving industry standards, changes in the regulatory environment and adverse changes in global economic, political and other conditions.

Before you participate in this offering, you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors.”

EVERTEC, Inc. (formerly Carib Latam Holdings, Inc.) is a Puerto Rico corporation organized in April 2012. EVERTEC’s main operating subsidiary, EVERTEC Group, LLC (formerly EVERTEC, LLC. and EVERTEC, Inc.) was organized in 1988 and was formerly a wholly-owned subsidiary of Popular. On September 30, 2010, pursuant to an Agreement and Plan of Merger (as amended, the “Merger Agreement”), EVERTEC, LLC became a wholly-owned subsidiary of EVERTEC Intermediate Holdings, LLC (formerly Carib Holdings, LLC and Carib Holdings, Inc.), with Apollo owning approximately 51% and Popular owning approximately 49% of the then outstanding voting capital stock of Holdings (the “Merger”). See “Certain Relationships and Related Party Transactions” for additional information regarding the Merger Agreement.

On April 13, 2012, EVERTEC, Inc. was formed in order to act as the new parent company of Holdings and its subsidiaries, including EVERTEC, LLC, when Holdings and EVERTEC, LLC were converted from Puerto Rico corporations to Puerto Rico limited liability companies for the purpose of improving the consolidated tax efficiency of our company. See “Certain Relationships and Related Party Transactions—Related Party Transactions After the Closing of the Merger—Reorganization.” Prior to such Reorganization, EVERTEC, LLC was a corporation known as EVERTEC, Inc. and Holdings was a corporation known as Carib Holdings, Inc.

Our principal executive offices are located at Cupey Center Building, Road 176, Kilometer 1.3, San Juan, Puerto Rico 00926 and our telephone number is (787) 759-9999. Our website is www.evertecinc.com. We make our website content available for information purposes only. We do not incorporate the information on our website into this prospectus, and you should not consider it part of this prospectus. You should not rely upon the information on our website for investment purposes.

Ownership and Corporate Structure

The following chart summarizes our corporate organization as of September 30, 2012 after giving effect to this offering.

Principal Stockholders

Apollo: AP Carib Holdings, Ltd. (“Apollo”), an investment vehicle indirectly managed by Apollo Management VII, L.P. (“Apollo Management”), an affiliate of Apollo Global Management, LLC (together with its subsidiaries, including Apollo Management, “AGM”), acquired an approximately 51% indirect ownership interest in EVERTEC, LLC as part of the Merger, and after the consummation of this offering, will beneficially own approximately     % of our common stock (or     % if the underwriters exercise their option to purchase additional shares in full). AGM is a leading global alternative investment manager with offices in New York, Los Angeles, London, Frankfurt, Luxembourg, Singapore, Hong Kong and Mumbai. As of September 30, 2012, AGM and its subsidiaries had assets under management of approximately $110 billion in private equity, hedge funds, distressed debt and mezzanine funds invested across a core group of industries where AGM has considerable knowledge and resources.

Popular: Popular retained an approximately 49% indirect ownership interest in EVERTEC, LLC as part of the Merger and after the consummation of this offering, will beneficially own approximately     % of our common stock (or     % if the underwriters exercise their option to purchase additional shares in full). Popular, Inc. (NASDAQ: BPOP), whose principal banking subsidiary’s history dates back to 1893, is the No. 1 bank holding company by both assets and deposits based in Puerto Rico, and, as of September 30, 2012, ranks 44th by assets among U.S. bank holding companies. In the United States, Popular has established a community-banking franchise providing a broad range of financial services and products with branches in New York, New Jersey, Illinois, Florida and California. In 2010, Popular raised $1.15 billion in proceeds from a public equity offering, and successfully completed an FDIC-assisted acquisition of Westernbank Puerto Rico.

                In connection with the Merger, we entered into several agreements with Apollo and Popular, including a Stockholder Agreement with Apollo, Popular and our other stockholders (the “Stockholder Agreement”) and a 15-year Master Services Agreement with Popular. Under the Stockholder Agreement, Apollo and Popular were granted significant control over matters requiring board or stockholder approval, including the election of directors, amendment of our organizational documents and certain corporate transactions, as well as certain registration rights. Under the Master Services Agreement, we provide a number of critical payment processing and business solutions products and services to Popular, who agreed to continue to utilize our services on an exclusive basis on commercial terms consistent with the terms of our historical relationship. For more information on the Stockholder Agreement, Master Services Agreement and other agreements, with Apollo and Popular, see “Certain Relationships and Related Party Transactions.”

The Offering

Issuer	EVERTEC, Inc.

Common stock offered by us	shares

Common stock offered by selling stockholders	shares

Common stock to be outstanding immediately after the offering	shares

Underwriters’ option to purchase additional shares of common stock in this offering	The selling stockholders have granted to the underwriters a 30-day option to purchase up to additional shares, respectively, at the initial public offering price less underwriting discounts and commissions.

Common stock voting rights	Each share of our common stock will entitle its holder to one vote.

Dividend policy	We currently intend to retain all future earnings, if any, for use in the operation of our business and to fund future growth. The decision whether to pay dividends will be made by our board of directors (our “Board”) in light of conditions then existing, including factors such as our financial condition, earnings, available cash, business opportunities, legal requirements, restrictions in our debt agreements and other contracts, including requirements under the Stockholder Agreement described elsewhere in this prospectus, and other factors our Board deems relevant. See “Dividend Policy.”

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million after deducting the estimated underwriting discounts and commissions and other expenses of $ million payable by us, assuming the shares are offered at $ per share, which represents the midpoint of the range set forth on the front cover of this prospectus. We intend to use these net proceeds for general corporate purposes. We will not receive any proceeds from the sale of our common stock by the selling stockholders. See “Use of Proceeds.”

Listing	We intend to list our common stock on under the trading symbol “ .”

Risk factors	You should carefully read and consider the information set forth under “Risk Factors” beginning on page 15 of this prospectus and all other information set forth in this prospectus before deciding to invest in our common stock.

Conflicts of interest	We expect that each of Apollo Global Securities, LLC, an affiliate of Apollo Management, and Popular Securities, Inc., an affiliate of Popular, will be an underwriter of this offering. Since each of Apollo and Popular owns more than 10% of our outstanding common stock, a “conflict of interest” would be deemed to exist under Rule 5121(f) (5)(B) of the Conduct Rules of the Financial Industry Regulatory Authority, or FINRA. Accordingly, we intend that this offering will be made in compliance with the applicable provisions of Rule 5121. As such, any underwriter that has a conflict of interest pursuant to Rule 5121 will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer. Pursuant to Rule 5121, a “qualified independent underwriter” (as defined in Rule 5121) must participate in the preparation of the prospectus and perform its usual standard of due diligence with respect to the registration statement and this prospectus. has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act of 1933, specifically including those inherent in Section 11 of the Securities Act. See “Underwriting (Conflicts of Interest).”

Except as otherwise indicated, all of the information in this prospectus assumes or reflects:

•	the for one stock split described below has been completed;

•	no exercise of the underwriters’ option to purchase up to additional shares of common stock from the selling stockholders;

•	an initial offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus;

•	the conversion of all outstanding shares of our Class B Non-Voting Common Stock into shares of our voting common stock on a one-for-one basis; and

•

our amended and restated certificate of incorporation and amended and restated bylaws are in effect, pursuant to which the provisions described under “Description of Capital Stock” will become operative.

Prior to completion of this offering, we will increase our authorized shares of common stock and effect a stock split, whereby our stockholders will receive                  shares of common stock for each share it currently holds. There will be no shares of Class B Non-Voting Common Stock outstanding following the completion of this offering. Upon the effectiveness of our amended and restated certificate of incorporation following the completion of this offering, we will only have one class of common stock.

The number of shares of common stock to be outstanding after completion of this offering is based on                  shares of our common stock to be sold by us and the selling stockholders in this offering and, except where we state otherwise, the information with respect to our common stock we present in this prospectus, including as set forth above:

•	does not give effect to shares of our common stock issuable upon the exercise of outstanding options as of , 2012, at a weighted-average exercise price of $ per share; and

•	does not give effect to shares of common stock reserved for future issuance under the Equity Incentive Plan (as defined in “Management —Executive Compensation”).

You should refer to the section entitled “Risk Factors” for an explanation of certain risks of investing in our common stock.

Summary Historical Consolidated and Combined Financial Data

We have presented in this prospectus selected historical combined financial data of EVERTEC Business Group (“Predecessor”) and selected historical consolidated financial data of EVERTEC and Holdings (“Successor”) during the periods presented. We have also presented in this prospectus (i) the audited combined financial statements of EVERTEC Business Group (Predecessor) as of and for the nine months ended September 30, 2010 and (ii) the audited consolidated financial statements of EVERTEC and Holdings (Successor) as of and for the three months ended December 31, 2010 and the year ended December 31, 2011, which have been prepared, in each case, in accordance with GAAP. See Note 1 of the Audited Consolidated (Successor) and Combined (Predecessor) Financial Statements appearing elsewhere in this prospectus for more information on the presentation of the financial statements.

The summary historical consolidated financial data as of December 31, 2010 and December 31, 2011 and for the three months ended December 31, 2010, and for the year ended December 31, 2011 have been derived from the audited consolidated financial statements of EVERTEC (Successor) and related notes appearing elsewhere in this prospectus. The summary historical combined financial data as of September 30, 2010 and the nine months ended September 30, 2010, have been derived from the audited combined financial statements of EVERTEC Business Group (Predecessor) appearing elsewhere in this prospectus. The summary historical combined financial data for the year ended December 31, 2009 has been derived from the unaudited combined financial statements of EVERTEC Business Group (Predecessor), not included in this prospectus.

The summary unaudited historical consolidated financial data as of September 30, 2012 and for the nine months ended September 30, 2012 and 2011 have been derived from the unaudited consolidated financial statements of EVERTEC appearing elsewhere in this prospectus, which have been prepared on a basis consistent with the audited consolidated and combined financial statements of EVERTEC Intermediate Holdings, LLC (as predecessor parent company). In the opinion of management, such unaudited financial data reflects all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for such period. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

The summary historical consolidated and combined financial data should be read in conjunction with “Capitalization,” “Selected Historical Consolidated and Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated and combined financial statements and related notes of EVERTEC and EVERTEC Business Group appearing elsewhere in this prospectus.

SUMMARY HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL DATA

	Predecessor		Successor	Full Year	Successor
(Dollar amounts in thousands)	Year ended December 31, 2009	Nine months ended September 30, 2010	Three months ended December 31, 2010 (1)	Year ended December 31, 2010 (1)	Year ended December 31, 2011	Nine months ended September 30, 2011	Nine months ended September 30, 2012	Twelve months ended September 30, 2012

Statement of Income Data:
Revenues:
Merchant acquiring, net	$48,744	39,761	$14,789	$54,550	$61,997	$44,043	$51,499	$69,453
Payment processing	74,728	$56,777	21,034	77,811	85,691	63,235	69,986	92,442
Business solutions	152,827	118,482	46,586	165,068	173,434	128,273	129,214	174,375

Total revenues	276,299	215,020	82,409	297,429	321,122	235,551	250,699	336,270

Operating costs and expenses
Cost of revenues, exclusive of depreciation and amortization shown below	150,070	113,246	41,839	155,085	155,377	114,832	118,469	159,014
Selling, general and administrative expenses	25,639	27,000	8,392	35,392	33,339	26,005	24,759	32,093
Depreciation and amortization	24,500	19,425	17,722	37,147	69,891	51,977	53,517	71,431

Total operating costs and expenses	200,209	159,671	67,953	227,624	258,607	192,814	196,745	262,538

Income from operations	76,090	55,349	14,456	69,805	62,515	42,737	53,954	73,732

Non-operating income (expenses)
Interest income	1,048	360	118	478	797	667	237	367
Interest expense	(91)	(70)	(13,436)	(13,506)	(50,957)	(39,272)	(39,214)	(50,899)
Earnings of equity method investments	3,508	2,270	—	2,270	833	685	103	251
Other (expenses) income:
Voluntary Retirement Program (“VRP”) expense	—	—	—	—	(14,529)	(14,197)	—	(332)
Merger and advisory-related costs	—	—	(34,848)	(34,848)	—	—	—	—
Other income (expenses)	7,942	2,276	(1,316)	960	(3,672)	(2,092)	(9,802)	(11,382)

Total other income (expense)	7,942	2,276	(36,164)	(33,888)	(18,201)	(16,289)	(9,802)	(11,714)

Total non-operating income (expenses)	12,407	4,836	(49,482)	(44,646)	(67,528)	(54,209)	(48,676)	(61,995)

Income (loss) before income taxes	88,497	60,185	(35,026)	25,159	(5,013)	(11,472)	5,278	11,737
Income tax expense (benefit)	30,659	23,017	(14,450)	8,567	(29,227)	(30,845)	1,501	3,119

Net income (loss) from continuing operations	57,838	37,168	(20,576)	16,592	24,214	19,373	3,777	8,618
Net income from discontinued operations	1,813	117	—	117	—	—	—	—

Net income (loss)	$59,651	$37,285	$(20,576)	$16,709	$24,214	$19,373	$3,777	$8,618

Other Financial Data:
EBITDA (2)	112,040	79,320	(3,986)	75,334	115,038	79,110	97,772	133,700
Adjusted EBITDA (2)	117,575	92,290	36,508	128,798	149,118	108,909	117,455	157,664
Adjusted Net Income (2)	58,223	49,420	14,702	64,122	71,625	49,202	56,703	79,126
Cash interest expense (3)	91	70	12,861	12,931	43,394	33,116	35,802	46,080
Capital expenditures	22,701	30,468	10,541	41,009	21,858	17,367	12,707	17,198
Net cash provided by (used in) operating activities from continuing operations	65,464	63,701	(16,752)	46,949	69,371	59,854	69,103	78,620
Net cash (used in) provided by investing activities from continuing operations	(2,692)	16,153	(496,598)	(480,445)	(31,747)	(29,309)	(12,308)	(14,746)
Net cash (used in) provided by financing activities from continuing operations	(77,710)	(65,796)	539,990	(474,194)	(36,623)	(26,449)	(62,883)	(73,057)
Balance Sheet Data (at period end):
Cash (4)	$11,891	—	$55,199	$55,199	$56,200	$59,296	$50,112	$50,112
Working capital (5)	82,272	—	62,226	62,226	87,267	68,970	72,518	72,518
Total assets	243,445	—	1,092,179	1,092,179	1,046,860	1,065,087	992,175	992,175
Total long-term liabilities	481	—	673,736	673,736	615,713	626,073	819,164	819,164
Total debt	1,413	—	562,173	562,173	523,833	532,806	736,197	736,197
Total net debt (6)	—	—	506,974	506,974	467,633	473,510	686,085	686,085
Total equity	211,475	—	339,613	339,613	366,176	360,723	104,071	104,071

(1)	We define the “three months ended December 31, 2010” as the financial results of Holdings for the period from its inception on June 25, 2010 to December 31, 2010, consisting primarily of merger and advisory-related costs incurred prior to the Merger on September 30, 2010, and following the Merger consisting primarily of EVERTEC, LLC results of operations. We define financial information for 2010 “on a full year basis” as the aggregation of a) EVERTEC, LLC financial information for the nine months ended September 30, 2010 (the Predecessor period) and b) Holdings financial information for the three months ended December 31, 2010. For the period from Holdings’ inception on June 25, 2010 to the completion of the Merger on September 30, 2010, Holdings results of operations consisted primarily of merger and advisory-related costs of approximately $34.8 million recorded by Holdings, and for the three months ended December 31, 2010, Holdings results of operations consisted primarily of EVERTEC, LLC results of operations (the Successor period). This aggregation is not in conformity with GAAP, since the results are not comparable on a period-to-period basis or to other issuers due to the new basis of accounting established at the consummation of the Merger, which affected certain line items on the financial statements. However, we believe that this approach is beneficial to the reader since it provides the reader with information from which to analyze our financial results on a twelve months basis that is consistent with the manner in which management reviews and analyzes results of operations.

(2)	EBITDA, Adjusted EBITDA and Adjusted Net Income are supplemental measures of our performance that are not required by, or presented in accordance with, GAAP. They are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income or any other performance measures derived in accordance with GAAP or as alternatives to cash flows from operating activities, as indicators of cash flows or as measures of our liquidity.

We define “EBITDA” as earnings before interest, taxes, depreciation and amortization. We define “Adjusted EBITDA” as EBITDA as further adjusted to exclude unusual items and other adjustments described below. We define “Adjusted Net Income” as net income as adjusted to exclude unusual items and other adjustments described below.

We caution investors that amounts presented in accordance with our definitions of EBITDA, Adjusted EBITDA and Adjusted Net Income may not be comparable to similar measures disclosed by other issuers, because not all issuers and analysts calculate EBITDA, Adjusted EBITDA and Adjusted Net Income in the same manner. We present EBITDA and Adjusted EBITDA because we consider them important supplemental measures of our performance and believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition, our presentation of Adjusted EBITDA for the periods presented is consistent with the equivalent measurements that are contained in the senior secured credit facilities and the indenture governing the notes in testing EVERTEC, LLC’s compliance with the covenants therein such as interest coverage and debt incurrence. We use Adjusted Net Income to measure our overall profitability because it better reflects our cash flow generation by capturing the actual cash taxes paid rather than our tax expense as calculated under GAAP and excludes the impact of the non-cash amortization and depreciation that was created as a result of the Merger. In addition, in evaluating EBITDA, Adjusted EBITDA and Adjusted Net Income, you should be aware that in the future we may incur expenses such as those excluded in calculating them. Further, our presentation of these measures should not be construed as an inference that our future operating results will not be affected by unusual or nonrecurring items.

Some of the limitations of EBITDA, Adjusted EBITDA and Adjusted Net Income are as follows:

•	they do not reflect cash outlays for capital expenditures or future contractual commitments;

•	they do not reflect changes in, or cash requirements for, working capital;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect cash requirements for such replacements;

•	in the case of EBITDA and Adjusted EBITDA, they do not reflect interest expense, or the cash requirements necessary to service interest, or principal payments, on indebtedness;

•	in the case of EBITDA and Adjusted EBITDA, they do not reflect income tax expense or the cash necessary to pay income taxes; and

•

other companies, including other companies in our industry, may not use EBITDA, Adjusted EBITDA and Adjusted Net Income or may calculate EBITDA, Adjusted EBITDA and Adjusted Net Income differently than as presented in this prospectus, limiting their usefulness as a comparative measure.

A reconciliation of net income to EBITDA, Adjusted EBITDA and Adjusted Net Income is provided below.

	Predecessor		Successor	Full Year*	Successor
(Dollar amounts in thousands)	Year ended December 31, 2009	Nine months ended September 30, 2010	Three months ended December 31, 2010	Year ended December 31, 2010	Year ended December 31, 2011	Nine months ended September 30, 2011	Nine months ended September 30, 2012	Twelve months ended September 30, 2012

Net income (loss)	$57,838	$37,168	$(20,576)	$16,592	$24,214	$19,373	$3,777	$8,618
Income tax expense (benefit)	30,659	23,017	(14,450)	8,567	(29,227)	(30,845)	1,501	(3,119)
Interest (income) expense	(957)	(290)	13,318	13,028	50,160	38,605	38,977	50,532
Depreciation and amortization	24,500	19,425	17,722	37,147	69,891	51,977	53,517	71,431

EBITDA	112,040	79,320	(3,986)	75,334	115,038	79,110	97,772	133,700
Stand-alone cost savings (a)	6,411	4,930	36	4,966	2,570	1,850	1,922	2,642
Disposals (b)	(9,440)	(3,916)	60	(3,856)	—	—	—	—
Equity income (c)	47	(852)	1,514	662	635	53	625	1,207
Compensation and benefits (d)	(629)	6,976	(408)	6,568	15,970	15,362	3,480	4,088
Pro forma VRP benefits (e)	—	—	1,584	1,584	4,751	4,751	—	—
Transaction costs (f)	—	—	34,848	34,848	—	—	—	—
Transition fees (g)	—	—	2,019	2,019	3,957	3,625	2,525	2,857
Refinancing and new debt issuance costs (h)	—	—	—	—	2,422	2,209	8,758	8,971
Management fees (i)	—	—	—	—	2,532	1,896	2,237	2,873
Westernbank EBITDA (j)	7,900	5,267	—	5,267	—	—	—	—
Purchase accounting (k)	—	—	595	595	(393)	(1,413)	(652)	368
Other (l)	1,246	565	246	811	1,636	1,466	788	958

Adjusted EBITDA	$117,575	$92,290	$36,508	$128,798	$149,118	$108,909	$117,455	$157,664
Pro forma EBITDA adjustments (m)	(14,221)	(8,727)	(1,425)	(10,152)	(4,755)	(4,741)	—	(14)
Operating depreciation and amortization (n)	(23,690)	(18,881)	(7,401)	(26,282)	(28,935)	(21,274)	(23,386)	(31,047)
Cash interest income (expense) (o)	957	290	(12,533)	(12,243)	(42,165)	(32,136)	(35,236)	(45,265)
Cash income taxes (p)	(22,398)	(15,552)	(448)	(16,000)	(1,638)	(1,556)	(2,130)	(2,212)

Adjusted Net Income	$58,223	$49,420	$14,701	$64,121	$71,625	$49,202	$56,703	$79,126

*	See Note (1) of “—Summary Historical Consolidated and Combined Financial Data.”

(a)	For the year ended December 31, 2011, the nine months ended September 30, 2011 and 2012, and the twelve months ended September 30, 2012, primarily represents reimbursements received for certain software maintenance expenses as part of the Merger. For 2009 and 2010, represents stand-alone savings for costs historically allocated to EVERTEC by Popular, which did not continue post closing, other than temporary transition costs, net of estimated stand-alone costs. The allocations were primarily based on a percentage of revenues or costs (and not based on actual costs incurred) and related to corporate functions such as accounting, tax, treasury, payroll and benefits, risk management, institutional marketing, legal, public relations and compliance. The allocations were $9.8 million and $7.5 million for the year ended December 31, 2009 and the nine months ended September 30, 2010, respectively, which are partially offset by estimated annual stand-alone costs of $3.4 million and $2.6 million for the year ended December 31, 2009 and the nine months ended September 30, 2010, respectively. Our estimated stand-alone costs were based on assumptions and estimates that we believe were reasonable, but such assumptions and estimates could be proved to be inaccurate over time.
(b)	Relates to adjustments for disposal of investments and businesses as follows: (i) removal of the gain resulting from the sales of shares of Visa stock, (ii) removal of the EBITDA of the Health Care Division which was sold to Inmediata Health Group, Corp. a medical transaction processing company, in April 2008 (in exchange for an equity interest in Inmediata Health Group, Corp.) and removal of the gain on sale of this transaction, (iii) removal of gain on sale in April 2010 of our equity interest in Inmediata Health Group, Corp., and removal of the related equity income, (iv) allocations previously charged to the discontinued Venezuela operations and (v) write-off of certain investment securities in the three months ended December 31, 2010.
(c)	Represents the elimination of historical non-cash equity in earnings of investments reported in net income from our 53.97% equity ownership in CONTADO and 31.11% equity ownership in Serfinsa, net of cash dividends received from CONTADO. The equity income adjustments include cash dividends from CONTADO of $1.9 million and $1.5 million for the years ended 2009 and 2010, respectively. On March 31, 2011, after a final agreement was reached between Popular and the other shareholders of CONTADO, Popular transferred to us 19.99% of the equity interest in CONTADO. Includes cash dividends from CONTADO of $1.5 million and $0.7 million for the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively, offset by CONTADO’s non-cash equity income of $0.8 million and $0.1 million for the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively. See “Certain Relationships and Related Party Transactions—Related Party Transactions After the Closing of the Merger—CONTADO and Serfinsa.”
(d)	For the nine months ended September 30, 2012 mainly represents a one-time payment of $2.2 million as a result of the former CEO’s employment modification agreement. For the twelve months ended September 30, 2012 and for 2011 periods mainly represents one-time costs related to the VRP and other adjustments related to non-cash equity based compensation. For 2010 periods primarily represents non-recurring bonuses and payroll tax impact of awards given to certain of our employees in connection with the Merger, partially offset by estimated costs for the anticipated reinstatement of the employer’s matching contribution to defined contribution pre-tax savings plan which was suspended in March 2009 and reinstated in March 2011. Also includes other adjustments related to: (i) estimated incremental cost previously impacted by the Troubled Asset Relief Program restrictions, (ii) elimination of severance expense in 2009, (iii) employee benefit cost savings, and (iv) add-back of non-cash equity based compensation.
(e)	Adjustment represents the pro forma effect of the expected net savings in compensation and benefits related to the employees that participated in the VRP offered by EVERTEC, LLC during the third quarter of 2011. The pro forma effect was calculated using the actual payroll, benefit and bonus payments of employees participating in the VRP for the 12 month period prior to their termination.
(f)	Represents the transaction costs, such as due diligence costs, legal and other advisors’ fees incurred in connection with the Merger.
(g)	Primarily relates to professional fees to support additional requirements of a stand-alone entity.
(h)	Represents costs relating to the refinancing of the senior secured credit facilities, the issuance of additional notes in the second quarter of 2012 and costs associated with the distribution made to our stockholders also in the second quarter of 2012.
(i)	Represents the management fee payable to the equity sponsors which commenced in January 2011. See “Certain Relationships and Related Party Transactions—Related Party Transactions in Connection with the Closing of the Merger—Consulting Agreements.”
(j)	Represents an estimated adjustment for additional EBITDA to be earned from our processing of Westernbank volumes. The estimate was arrived at using the pricing schedule in the Master Services Agreement as well as management’s estimated related costs of the contribution of additional business volume. Banco Popular de Puerto Rico (“Banco Popular”) acquired Westernbank’s Puerto Rico operations on April 30, 2010, and we did not realize the impact of these additional volumes and associated revenues until the third quarter of 2010. The estimate of Westernbank EBITDA was added to previous periods for comparative purposes, and reflects estimated, rather than observed, impact. See “—Our Equity Sponsors” and “—Key Relationship with Popular.”
(k)	Represents elimination of the effects of purchase accounting in connection with (i) certain customer service and software related arrangements where we receive reimbursements from Popular; and (ii) for 2011, our rights and obligations to buy equity interests in CONTADO and Serfinsa.
(l)	Primarily relates to salaries and benefits cost savings on positions vacated in 2009 and not replaced, non-recurring additional property taxes assessed by the government in 2010 and certain non-cash and other adjustments permitted under the senior secured credit facilities and the indenture governing the notes.
(m)	Represents the elimination of EBITDA adjustments to reflect the pro forma benefit related to headcount reductions in 2010, post merger stand-alone cost savings and the VRP described in notes (a), (d) and (e) above.
(n)	Represents operating depreciation and amortization expense which excludes amounts generated as a result of the Merger.
(o)	Represents interest expense adjusted to exclude non-cash amortization of the debt issue cost and accretion of discount and premium.
(p)	Represents cash taxes paid for each period presented.

(3)	Represents cash interest expense accrued during each period related to our indebtedness (excluding amortization of discount, premiums and debt issuance costs).
(4)	Excludes restricted cash of $3.7 million, $6.1 million, $5.3 million and $4.7 million as of December 31, 2009, December 31, 2010, December 31, 2011, and September 30, 2012, respectively.
(5)	Working capital is defined as the excess of current assets over current liabilities.
(6)	Total net debt is defined as total debt less cash.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, as well as other information contained in this prospectus, before investing in our common stock. If any of the following risks actually occur, our business, financial condition, operating results or cash flow could be materially and adversely affected. Additional risks and uncertainties not presently known to us or not believed by us to be material may also negatively impact us.

Risks Related to Our Business

We expect to continue to derive a significant portion of our revenue from Popular.

Our services to Popular account for a significant portion of our revenues, and we expect that our services to Popular will continue to represent a significant portion of our revenues for the foreseeable future. In 2011, products and services billed through Popular accounted for approximately 46% of our total revenues, of which approximately 29% are derived from core bank processing and related services for Popular and approximately 17% are transaction processing activities driven by third parties. If Popular were to terminate, or fail to perform under, the Master Services Agreement or our other material agreements with Popular, our revenues could be significantly reduced. See “Certain Relationships and Related Party Transactions.”

In 2011, our next largest customer, the Government of Puerto Rico, consolidating all individual agencies and public corporations, represented approximately 11% of our total revenues.

We depend, in part, on our merchant relationships and our alliance with Banco Popular, a wholly-owned subsidiary of Popular, to grow our Merchant Acquiring business. If we are unable to maintain these relationships and this alliance, our business may be adversely affected.

Growth in our Merchant Acquiring business is derived primarily from acquiring new merchant relationships, new and enhanced product and service offerings, cross selling products and services into existing relationships, the shift of consumer spending to increased usage of electronic forms of payment, and the strength of our relationship with Banco Popular. A substantial portion of our business is generated from our ISO Agreement with Banco Popular. See “Certain Relationships and Related Party Transactions—Related Party Transactions in Connection with the Closing of the Merger—Independent Sales Organization Sponsorship and Services Agreement.” Banco Popular acts as a merchant referral source and provides sponsorship into the ATH, Visa, Discover and MasterCard networks for merchants, as well as card association sponsorship, clearing and settlement services. We provide transaction processing and related functions. Both alliance partners may provide management, sales, marketing, and other administrative services. We rely on the continuing growth of our merchant relationships, our alliance with Banco Popular and other distribution channels. There can be no guarantee that this growth will continue and the loss or deterioration of these relationships could negatively impact our business and result in a reduction of our revenue and profit.

If we are unable to renew client contracts at favorable terms, we could lose clients and our results of operations and financial condition may be adversely affected.

Failure to achieve favorable renewals of client contracts could negatively impact our business. Our contracts with private clients generally run for a period of one to five years and provide for termination fees upon early termination. Our government contracts generally run for one year without automatic renewal periods due to requirements of the government procurement rules. Our standard merchant contract has an initial term of one or three years, with automatic one-year renewal periods. At the end of the contract term, clients have the opportunity to renegotiate their contracts with us and to consider whether to engage one of our competitors to provide products and services. If we are not successful in achieving high renewal rates and contract terms that are favorable to us, our results of operations and financial condition may be adversely affected.

We rely on our systems, employees and certain counterparties, and certain failures could materially adversely affect our operations.

Our businesses are dependent on our ability to process, record and monitor a large number of transactions. If any of our financial, accounting, or other data processing systems or applications fail or have other significant shortcomings or limitations, we could be materially adversely affected. We are similarly dependent on our employees. We could be materially adversely affected if one of our employees causes a significant operational breakdown or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates our operations or systems. Third parties with which we do business could also be sources of operational risk to us, including relating to breakdowns or failures of such parties’ own systems or employees. Any of these occurrences could diminish our ability to operate one or more of our businesses, or result in potential liability to clients, reputational damage and regulatory intervention, any of which could materially adversely affect us.

We may be subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control, which may include, for example, computer viruses or electrical or telecommunications outages, natural disasters, disease pandemics or other unanticipated damage to property or physical assets. Such disruptions may give rise to losses in service to customers and loss or liability to us. In addition, there is the risk that our controls and procedures as well as business continuity and data security systems prove to be inadequate. Any such failure could affect our operations and could materially adversely affect our results of operations by requiring us to expend significant resources to correct the defect, as well as by exposing us to litigation, regulatory fines or penalties or losses not covered by insurance.

Security breaches or our own failure to comply with privacy regulations and industry security requirements imposed on providers of services to financial institutions and card processing services could harm our business by disrupting our delivery of services and damaging our reputation.

As part of our business, we electronically receive, process, store and transmit sensitive business information of our customers. In addition, we collect personal consumer data, such as names and addresses, social security numbers, driver’s license numbers, cardholder data and payment history records. The uninterrupted operation of our information systems and the confidentiality of the customer/consumer information that resides on such systems are critical to the successful operations of our business. Despite the safeguards we have in place, unauthorized access to our computer systems or databases could result in the theft or publication of confidential information, the deletion or modification of records or could otherwise cause interruptions in our operations. These risks are increased when we transmit information over the Internet. Our visibility in the global payments industry may attract hackers to conduct attacks on our systems that could compromise the security of our data or could cause interruptions in the operations of our businesses and subject us to increased costs, litigation and other liabilities. There is also a possibility of mishandling or misuse, for example, if such information were erroneously provided to parties who are not permitted to have the information, either by fault of our systems, employees acting contrary to our policies, or where such information is intercepted or otherwise improperly taken by third parties. An information breach in the system and loss of confidential information such as credit card numbers and related information could have a longer and more significant impact on the business operations than a hardware failure and could result in claims against us for misuse of personal information, such as identity theft.

Additionally, as a provider of services to financial institutions and card processing services, we are subject directly (or indirectly through our clients) to the same laws, regulations, industry standards and limitations on disclosure of the information we receive from our customers as apply to the customers themselves. If we fail to comply with these regulations, standards and limitations, we could be exposed to suits for breach of contract, governmental proceedings, or prohibitions on card processing services. In addition, as more restrictive privacy laws, rules or industry security requirements are adopted in the future on the federal or local level or by a specific industry body, the change could have an adverse impact on us through increased costs or restrictions on business processes. We may be required to expend significant capital and other resources to comply with mandatory privacy and security standards required by law, industry standard, or contracts.

Any inability to prevent security or privacy breaches or failure to comply with privacy regulations and industry security requirements could cause our existing customers to lose confidence in our systems and terminate their agreements with us, and could inhibit our ability to attract new customers, damage our reputation and/or adversely impact our relationship with administrative agencies.

We may experience breakdowns in our processing systems that could damage customer relations and expose us to liability.

We depend heavily on the reliability of our processing systems in our core businesses. A system outage or data loss, regardless of reason, could have a material adverse effect on our business, financial condition and results of operations. Not only would we suffer damage to our reputation in the event of a system outage or data loss, but we may also be liable to third parties. Some of our contractual agreements with financial institutions require the crediting of certain fees if our systems do not meet certain specified service levels. To successfully operate our business, we must be able to protect our processing and other systems from interruption, including from events that may be beyond our control. Events that could cause system interruptions include, but are not limited to, fire, natural disasters, telecommunications failure, computer viruses, terrorist acts and war. Although we have taken steps to protect against data loss and system failures, there is still risk that we may lose critical data or experience system failures. We perform the vast majority of disaster recovery operations ourselves, though we utilize select third parties for some aspects of recovery. To the extent we outsource our disaster recovery, we are at risk of the vendor’s unresponsiveness in the event of breakdowns in our systems. Furthermore, our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur.

Lack of system integrity, fraudulent payments or credit quality related to funds settlement could result in a financial loss.

We settle funds on behalf of financial institutions, other businesses and consumers and process funds transactions from clients, card issuers, payment networks and consumers on a daily basis for a variety of transaction types. Transactions facilitated by us include debit card, credit card, electronic bill payment transactions, ACH payments and check clearing that supports consumers, financial institutions and other businesses. These payment activities rely upon the technology infrastructure that facilitates the verification of activity with counterparties, the facilitation of the payment and, in some cases, the detection or prevention of fraudulent payments. If the continuity of operations, integrity of processing, or ability to detect or prevent fraudulent payments were compromised this could result in a financial loss to us.

We may experience defects, development delays, installation difficulties, system failure, or other service disruptions with respect to our technology solutions, which would harm our business and reputation and expose us to potential liability.

Many of our services are based on sophisticated software, technology and computing systems, and we may encounter delays when developing new technology solutions and services. Further, the technology solutions underlying our services have occasionally contained and may in the future contain undetected errors or defects when first introduced or when new versions are released. In addition, we may experience difficulties in installing or integrating our technologies on platforms used by our customers. Finally, our systems and operations could be exposed to damage or interruption from fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses or other cyber attacks. Defects in our technology solutions, errors or delays in the processing of electronic transactions, or other difficulties could result in: (1) interruption of business operations; (2) delay in market acceptance; (3) additional development and remediation costs; (4) diversion of technical and other resources; (5) loss of customers; (6) negative publicity; or (7) exposure to liability claims.

Any one or more of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

The ability to adopt technology to changing industry and customer needs or trends may affect our competitiveness or demand for our products, which may adversely affect our operating results.

Changes in technology may limit the competitiveness of and demand for our services. Our businesses operate in industries that are subject to technological advancements, developing industry standards and changing customer needs and preferences. Also, our customers continue to adopt new technology for business and personal uses. We must anticipate and respond to these industry and customer changes in order to remain competitive within our relative markets. For example, the ability to adopt technological advancements surrounding POS technology available to merchants could have an impact on our Merchant Acquiring business. Our inability to respond to new competitors and technological advancements could impact all of our businesses.

Consolidations in the banking and financial services industry could adversely affect our revenues by eliminating existing or potential clients and making us more dependent on a more limited number of clients.

In recent years, there have been a number of mergers and consolidations in the banking and financial services industry. Mergers and consolidations of financial institutions reduce the number of our clients and potential clients, which could adversely affect our revenues. Further, if our clients fail or merge with or are acquired by other entities that are not our clients, or that use fewer of our services, they may discontinue or reduce their use of our services. It is also possible that the larger banks or financial institutions resulting from mergers or consolidations would have greater leverage in negotiating terms with us or could decide to perform in-house some or all of the services which we currently provide or could provide. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

We are subject to the credit risk that our merchants will be unable to satisfy obligations for which we may also be liable.

We are subject to the credit risk of our merchants being unable to satisfy obligations for which we also may be liable. For example, as the merchant acquirer, we are contingently liable for transactions originally acquired by us that are disputed by the card-holder and charged back to the merchants. If we or Banco Popular are unable to collect this amount from the merchant, due to the merchant’s insolvency or other reasons, we will bear the loss for the amount of the refund paid to the cardholder. Notwithstanding our adherence to industry standards with regards to the acceptance of new merchants and certain steps to screen for credit risk, it is possible that a default on such obligations by one or more of our merchants could have a material adverse effect on our business.

Increased competition or changes in consumer spending or payment preferences could adversely affect our business.

A decline in the market for our services, either as a result of increased competition, a decrease in consumer spending or a shift in consumer payment preferences, could have a material adverse effect on our business. We may face increased competition in the future as new companies enter the market and existing competitors expand their services. Some of these competitors could have greater overall financial, technical and marketing resources than us, which could enhance their ability to finance acquisitions, fund internal growth and respond more quickly to professional and technological changes. Some competitors could have or may develop a lower cost structure. New competitors or alliances among competitors could emerge, resulting in a loss of business for us and a corresponding decline in revenues and profit margin. Further, if consumer confidence decreases in a way that adversely affects consumer spending, we could experience a reduction in the volume of transactions we process. In addition, if we fail to respond to changes in technology or consumer payment preferences, we could lose business to competitors.

Changes in credit card association or other network rules or standards could adversely affect our business.

In order to provide our transaction processing services, we, Banco Popular, and several of our subsidiaries are registered with or certified by Visa, Discover and MasterCard and other networks as members or service providers for member institutions. As such, we and many of our customers are subject to card association and network rules that could subject us or our customers to a variety of fines or penalties that may be levied by the card associations or networks for certain acts or omissions by us, acquirer customers, processing customers and merchants. Visa, Discover, MasterCard and other networks, some of which are our competitors, set the standards with respect to which we must comply. The termination of Banco Popular’s or our subsidiaries’ member registration or our subsidiaries’ status as a certified service provider, or any changes in card association or other network rules or standards, including interpretation and implementation of the rules or standards, that increase the cost of doing business or limit our ability to provide transaction processing services to or through our customers, could have an adverse effect on our business, operating results and financial condition.

Changes in interchange fees or other fees charged by card associations and debit networks could increase our costs or otherwise adversely affect our business.

From time to time, card associations and debit networks change interchange, processing and other fees, which could impact our Merchant Acquiring and Payment Processing businesses. It is possible that competitive pressures will result in our Merchant Acquiring and Payment Processing businesses absorbing a portion of such increases in the future, which would increase our operating costs, reduce our profit margin and adversely affect our business, operating results and financial condition.

Our revenues from the sale of services to merchants that accept Visa, Discover and MasterCard cards are dependent upon our continued Visa, Discover and MasterCard registration and financial institution sponsorship.

In order to provide our Visa, Discover and MasterCard transaction processing services, we must be registered as a merchant processor of Visa, Discover and MasterCard. These designations are dependent upon our being sponsored by member clearing banks of those organizations. If our sponsor banks should stop providing sponsorship for us, we would need to find another financial institution to serve as a sponsor, which could prove to be difficult and/or more expensive. If we are unable to find a replacement financial institution to provide sponsorship we may no longer be able to provide processing services to the affected customers which would negatively impact our revenues and earnings.

Changes in laws, regulations and enforcement activities may adversely affect the products, services and markets in which we operate.

We and our customers are subject to Federal, Puerto Rico and other countries’ laws, rules and regulations that affect the electronic payments industry in the countries in which our services are used. In particular, our customers are subject to numerous regulations applicable to banks, financial institutions, processors and card issuers in the United States and abroad, and, consequently, we are at times affected by such laws, rules and regulations. Failure to comply may result in the suspension or revocation of licenses or registrations, the limitation, suspension or termination of service, and/or the imposition of civil and criminal penalties, including fines which could have an adverse effect on our financial condition. In addition, even an inadvertent failure by us to comply with laws, rules and regulations, as well as rapidly evolving social expectations of corporate fairness, could damage our reputation or brands.

Furthermore, regulation of the electronic payment card industry, including regulations applicable to us and our customers, has increased significantly in recent years. There is also increasing scrutiny by the U.S. Congress of the manner in which payment card networks and card issuers set various fees, from which some of our customers derive significant revenue. For example, on July 21, 2010, the Wall Street Reform Consumer Protection Act (the “Dodd-Frank Act”) was signed into law in the United States, which includes Section 1075 (commonly referred to as the “Durbin Amendment”). To implement this provision, the Federal Reserve adopted rules which took effect on October 1, 2011 and April 1, 2012. These rules, among other things, place certain restrictions on the interchange transaction fees that a card issuer can receive for an electronic debit transaction originated at a merchant and also places various exclusivity prohibitions and routing requirements on such transactions. To date, the Durbin Amendment has had mixed implications for our business, but the overall net impact has been positive. However, we cannot assure you that this trend will continue, and we believe that any future impact (positive or negative) resulting from the Durbin Amendment is uncertain due to the competitive landscape in which we operate. See “Business—Government Regulation and Payment Network Rules—Regulatory Reform and Other Legislative Initiatives.”

Further changes to laws, rules and regulations, or interpretation or enforcement thereof, could have a negative financial effect on us. We have structured our business in accordance with existing tax laws and interpretations of such laws. Changes in tax laws or their interpretations could decrease the value of revenues we receive and the amount of our cash flow and have a material adverse impact on our business.

Our business concentration in Puerto Rico imposes risks.

For the fiscal year ended December 31, 2011, approximately 88% of our total revenues were generated from our operations in Puerto Rico. In addition, some of our total revenues generated from our operations outside

Puerto Rico are dependent upon our operations in Puerto Rico. Weak economic conditions or other adverse political developments, natural disasters (including hurricanes), and other events could affect, among other things, our customer base, general consumer spending, our cost of operations, our ability to provide services and our physical locations, property and equipment and could have a material adverse effect on our business, financial condition and results of operations.

There are risks associated with our presence in international markets, including political or economic instability.

Our financial performance may be significantly affected by general economic, political and social conditions in the emerging markets where we operate. Many countries in Latin America have suffered significant economic, political and social crises in the past, and these events may occur again in the future. Instability in Latin America has been caused by many different factors, including:

•	significant governmental influence over local economies;

•	substantial fluctuations in economic growth;

•	high levels of inflation;

•	exchange controls or restrictions on expatriation of earnings;

•	high domestic interest rates; wage and price controls;

•	wage and price controls;

•	changes in governmental economic or tax policies;

•	imposition of trade barriers;

•	unexpected changes in regulation which may restrict the movement of funds or result in the deprivation of contract rights or the taking of property without fair compensation; and

•	overall political, social and economic instability.

Adverse economic, political and social conditions in the Latin America markets where we operate may create uncertainty regarding our operating environment, which could have a material adverse effect on our company.

Our business in countries outside the United States and transactions with foreign governments increase our compliance risks.

Our operations outside the United States could expose us to trade and economic sanctions or other restrictions imposed by the United States or other local governments or organizations. The U.S. Departments of the Treasury and Justice (“Treasury”), the Securities and Exchange Commission (“SEC”) and other federal agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of economic sanctions laws, the Foreign Corrupt Practices Act (“FCPA”) and other federal statutes. Under economic sanctions laws, the Treasury may seek to impose modifications to business practices, including cessation of business activities involving sanctioned countries, and modifications to compliance programs, which may increase compliance costs. In addition, we are also subject to compliance with local government regulations. If any of the risks described above materialize, it could adversely impact our business, operating results and financial condition.

These regulations also prohibit improper payments or offers of payments to foreign governments and their officials and political parties by the United States and other business entities for the purpose of obtaining or retaining business. We have operations and deal with government entities and financial institutions in countries known to experience corruption, particularly certain emerging countries in Latin America, and further international expansion may involve more of these countries. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees or consultants that could be in violation of various laws including the FCPA, even though these parties are not always subject to our control. Our existing safeguards and any future improvements may prove to be less than effective, and our employees or consultants may engage in conduct for which we may be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

We are also subject to the Export Administration Regulations (“EAR”) administered by the U.S. Department of Commerce’s Bureau of Industry and Security which regulates the export, re-export and re-transfer abroad of items made or originating in the United States as well as the transfer of U.S.-origin technology abroad. We have adopted an Export Management Compliance Policy, a comprehensive compliance program under which the goods and technologies that we export are identified and classified under the EAR to make sure they are being exported in compliance with the requirements of the EAR. However, there can be no assurance that we have not violated the EAR in past transactions or that our new policies and procedures will prevent us from violating the EAR in every transaction in which we engage. Any such violations of the EAR could result in fines, penalties or other sanctions being imposed on us, which could negatively affect our business, operating results and financial condition.

We and our subsidiaries conduct business with financial institutions and/or card payment networks operating in countries whose nationals, including some of our customers’ customers, engage in transactions in countries that are the targets of U.S. economic sanctions and embargoes. If we are found to have failed to comply with applicable U.S. sanctions laws and regulations in these instances, we and our subsidiaries could be exposed to fines, sanctions and other penalties or other governmental investigations.

We and our subsidiaries conduct business with financial institutions and/or card payment networks operating in countries whose nationals, including some of our customers’ customers, engage in transactions in countries that are the target of U.S. economic sanctions and embargoes, including Cuba. As a U.S.-based entity, we and our subsidiaries are obligated to comply with the economic sanctions regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”). These regulations prohibit U.S.-based entities from entering into or facilitating unlicensed transactions with, for the benefit of, or in some cases involving the property and property interests of, persons, governments, or countries designated by the U.S. government under one or more sanctions regimes. Failure to comply with these sanctions and embargoes may result in material fines, sanctions or other penalties being imposed on us. In addition, various state and municipal governments, universities and other investors maintain prohibitions or restrictions on investments in companies that do business involving sanctioned countries or entities.

For these reasons, we have established risk-based policies and procedures designed to assist us and our personnel in complying with applicable U.S. laws and regulations. These policies and procedures include the use of software to screen transactions we process for evidence of sanctioned-country and persons involvement. Consistent with a risk-based approach and the difficulties of identifying all transactions of our customers’ customers that may involve a sanctioned country, there can be no assurance that our policies and procedures will prevent us from violating applicable U.S. laws and regulations in every transaction in which we engage, and such violations could adversely affect our reputation, business, financial condition and results of operations.

Because we process transactions on behalf of the aforementioned financial institutions through the aforementioned payment networks, we have processed a limited number of transactions potentially involving sanctioned countries and there can be no assurances that, in the future, we will not inadvertently process such transactions. Due to a variety of factors, including technical failures and limitations of our transaction screening process, conflicts between U.S. and local laws, political or other concerns in certain countries in which we and our subsidiaries operate, and/or failures in our ability effectively to control employees operating in certain non-U.S. subsidiaries, we have not rejected every transaction originating from or otherwise involving sanctioned countries, or persons and there can be no assurances that, in the future, we will not inadvertently fail to reject such transactions.

On June 25, 2010, EVERTEC, LLC discovered potential violations of the Cuban Assets Control Regulations (“CACR”), which are administered by OFAC, which occurred due to an oversight in the activation of screening parameters for two customers located in Haiti and Belize. Upon discovery of these potential violations, EVERTEC, LLC initiated an internal review and submitted an initial notice of voluntary self-disclosure to OFAC on July 1, 2010. OFAC responded to this initial report with requests for additional information and EVERTEC, LLC provided the information requested on September 24, 2010 in its final notice of voluntary self-disclosure, which also included information on the remedial measures and new and enhanced internal controls adopted by EVERTEC, LLC to avoid this situation in the future. These potential violations involved a small number of processed transactions from Cuba compared to the overall number of transactions processed for these customers during the two-month period in which the screening failures occurred. Nevertheless, should OFAC determine that these activities constituted violations of U.S. sanctions regulations, civil penalties and/or criminal fines, could be assessed against EVERTEC, LLC. We cannot predict the timing or ultimate outcome of the OFAC review, the total costs to be incurred in response to this review, the potential impact on our personnel, the effect of implementing any further measures that may be necessary to ensure full compliance with U.S. sanctions regulations, or to what extent, if at all, we could be subject to penalties or other governmental investigations.

Separately, on September 15, 2010, EVERTEC, LLC submitted an initial notice of voluntary self-disclosure to OFAC regarding certain activities of its former Venezuelan subsidiary, EVERTEC de Venezuela, C.A. (“EVERTEC Venezuela”) (which ceased being a subsidiary of EVERTEC, LLC after the closing of the Merger) and one of EVERTEC, LLC’s Costa Rican subsidiaries (which continues to be a subsidiary of EVERTEC, LLC after the closing of the Merger). This initial self-disclosure informed OFAC that these subsidiaries appeared to have been involved in processing Cuba-related credit card transactions that EVERTEC, LLC and the subsidiaries believed they could not reject under governing local law and policies, but which nevertheless may not be consistent with the CACR. With respect to EVERTEC, LLC and its former Venezuelan subsidiary, we disclosed that they completely ceased processing Cuba-related transactions for financial institutions operating in Venezuela on September 4, 2010. We also disclosed that EVERTEC, LLC’s Costa Rican subsidiary completely ceased processing Cuba-related credit card transactions for financial institutions operating in Costa Rica in January 2009. In addition, it was also disclosed that EVERTEC, LLC’s Costa Rican subsidiary’s switch had served as a conduit through which information about Cuban-related debit card transactions was transmitted to credit card associations and issuer banks, which made the decisions to approve or reject the transactions.

On November 15, 2010, EVERTEC, LLC submitted its final notice of voluntary self-disclosure on these transactions to OFAC. The final report indicated the measures that we had taken to determine the amount of the credit transactions relating to Cuba that had not been rejected between 2007 and 2010. In addition, we confirmed that EVERTEC, LLC terminated the routing of the Cuban-related debit card transaction information on September 30, 2010. While the credit and debit card transactions at issue represent a small proportion of the overall number of transactions processed for these financial institutions, the transactions occurred over an extended period of time. Should OFAC determine that EVERTEC, LLC’s processing activities constituted violations of the CACR, civil or criminal penalties could be assessed against EVERTEC, LLC and/or its subsidiaries. We cannot predict the timing, total costs or ultimate outcome of any OFAC review, the cost or effect of implementing any further measures that may be necessary to ensure full compliance with U.S. sanctions regulations or to what extent, if at all, we could be subject to penalties or governmental investigations.

Popular agreed to specific indemnification obligations with respect to all of the matters described above and certain other matters, in each case, subject to the terms and conditions contained in the Merger Agreement. However, we cannot assure you that we will be able to fully collect any claims made with respect to such indemnities or that Popular will satisfy its indemnification obligations to us. See “Certain Relationships and Related Party Transactions—Related Party Transactions in Connection with the Closing of the Merger—Merger Agreement.”

Our expansion and selective acquisition strategy exposes us to risks, including the risk that we may not be able to successfully integrate acquired businesses.

As part of our growth strategy, we evaluate opportunities for acquiring complementary businesses that may supplement our internal growth. However, there can be no assurance that we will be able to identify and purchase suitable operations. In addition, the success of any acquisition depends in part on our ability to integrate the acquired company, which may involve unforeseen difficulties and may require a disproportionate amount of our management’s attention and our financial and other resources. Although we conduct due diligence investigations prior to each acquisition, there can be no assurance that we will discover all operational deficiencies or material liabilities of an acquired business for which we may be responsible as a successor owner or operator. The failure to successfully integrate these acquired businesses or to discover such liabilities could adversely affect our operating results.

Failure to protect our intellectual property rights and defend ourselves from potential patent infringement claims may diminish our competitive advantages or restrict us from delivering our services.

Our trademarks, proprietary software, and other intellectual property, including technology/software licenses, are important to our future success. For example, the ATH trademark and trade name is widely recognized in Latin America and the Caribbean and is associated with quality and reliable service. Therefore, such marks represent substantial intangible assets and are important to our business. Limitations or restrictions on our ability to use such marks or a diminution in the perceived quality associated therewith could have an adverse impact on the growth of our businesses. We also rely on proprietary software and technology, including third party software that is used under licenses. It is possible that others will independently develop the same or similar software or technology, which would permit them to compete with us more efficiently. Furthermore, if any of the third party software or technology licenses are terminated, not properly assigned to us, or otherwise determined to be unenforceable, then we would have to obtain a comparable license, which may involve increased license fees and other costs.

Despite our efforts to protect our proprietary or confidential business know-how and other intellectual property rights, unauthorized parties may attempt to copy or misappropriate certain aspects of our services, infringe upon our rights, or to obtain and use information that we regard as proprietary. Policing such unauthorized use of our proprietary rights is often very difficult, and therefore, we are unable to guarantee that the steps we have taken will prevent misappropriation of our proprietary software/technology or that the agreements entered into for that purpose will be effective or enforceable in all instances. Misappropriation of our intellectual property or potential litigation concerning such matters could have a material adverse effect on our results of operations or financial condition. Our registrations and/or applications for trademarks, copyrights, and patents could be challenged, invalidated or circumvented by others and may not be of sufficient scope or strength to provide us with maximum protection or meaningful advantage. If we are unable to maintain the proprietary nature of our software or technologies, we could lose competitive advantages and our businesses may be materially adversely affected. Furthermore, the laws of certain foreign countries in which we do business or contemplate doing business in the future may not protect intellectual property rights to the same extent as do the laws of the United States. Adverse determinations in judicial or administrative proceedings could prevent us from selling our services and products, or prevent us from preventing others from selling competing services, and may result in a material adverse effect on our business, financial condition and results of operations.

If our applications or services or third party applications upon which we rely are found to infringe the proprietary rights of others, we may be required to change our business practices and may also become subject to significant costs and monetary penalties.

As our IT applications and services develop, we are increasingly subject to potential claims for intellectual property infringement, for example, patent or copyright infringement. Any such claims, even if lacking merit, could: (i) be expensive and time-consuming to defend; (ii) cause us to cease making, licensing or using software or applications that incorporate the challenged intellectual property; (iii) require us to redesign our software or applications, if feasible; (iv) divert management’s attention and resources; and (v) require us to enter into royalty or licensing agreements in order to obtain the right to use necessary technologies. Unfavorable resolution of these claims could result in us being restricted from delivering the related service and products, liable for damages, or otherwise result in a settlement that could be material to us.

The ability to recruit, retain and develop qualified personnel is critical to our success and growth.

All of our businesses function at the intersection of rapidly changing technological, social, economic and regulatory developments that requires a wide ranging set of expertise and intellectual capital. For us to successfully compete and grow, we must retain, recruit and develop the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. In addition, we must develop our personnel to provide succession plans capable of maintaining continuity in the midst of the inevitable unpredictability of human capital. However, the market for qualified personnel is competitive and we may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. We cannot assure you that key personnel, including executive officers, will continue to be employed or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on us.

Failure to comply with state and federal antitrust requirements could adversely affect our business.

Due to our ownership of the ATH network and our Merchant Acquiring and Payment Processing business in Puerto Rico, we are involved in a significant percentage of the debit and credit card transactions conducted in Puerto Rico each day. Regulatory scrutiny of, or regulatory enforcement action in connection with, compliance with state and federal antitrust requirements could have a material adverse effect on our reputation and business.

The market for our electronic commerce services is evolving and may not continue to develop or grow rapidly enough for us to maintain and increase our profitability.

If the number of electronic commerce transactions does not continue to grow or if consumers or businesses do not continue to adopt our services, it could have a material adverse effect on the profitability of our business, financial condition and results of operations. We believe future growth in the electronic commerce market will be driven by the cost, ease-of-use, and quality of products and services offered to consumers and businesses. In order to consistently increase and maintain our profitability, consumers and businesses must continue to adopt our services.

The historical financial information for certain periods presented in this prospectus may not be representative of our results as a consolidated, stand-alone company and may not be a reliable indicator of our future results.

The historical financial statements of EVERTEC, LLC for certain periods included in this prospectus were prepared on a “carved-out” basis from Popular’s consolidated financial statements and do not reflect our operations as a separate stand-alone entity for such periods. Because our businesses were either wholly-owned subsidiaries of Popular, or were operated as divisions of wholly-owned subsidiaries of Popular, the historical financial statements for certain periods include assets, liabilities, revenues and expenses directly attributable to our operations and allocations to us of certain corporate expenses of Popular. These expenses for corporate services, which include expenses for accounting, tax, treasury, payroll and benefits administration, risk management, legal, public relations and compliance, have been allocated to us on the basis that management considers to reflect most fairly or reasonably the utilization of the services provided to or the benefit obtained by businesses comprising our company. However, the historical financial statements do not necessarily reflect what our financial position and results of operations would have been if we had been operated as a stand-alone entity during such periods, and may not be indicative of future results of operations or financial position. See “Certain Relationships and Related Party Transactions—Related Party Transactions in Connection with the Closing of the Merger—Transition Services Agreement” for further detail on the transition services provided by Popular.

We are a holding company and rely on dividends and other payments, advances and transfers of funds from our subsidiaries to meet our dividend and other obligations.

We have no direct operations and no significant assets other than ownership of 100% of the stock of Holdings, which in turn has no significant assets other than ownership of 100% of the membership interests of EVERTEC, LLC. Because we conduct our operations through our subsidiaries, we depend on those entities for dividends and other payments to generate the funds necessary to meet our financial obligations, and to pay any dividends with respect to our common stock. Legal and contractual restrictions in the senior secured credit facilities and the indenture governing the notes and other agreements which may govern future indebtedness of our subsidiaries, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries. The earnings from, or other available assets of, our subsidiaries may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on our common stock or other obligations.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain reporting and disclosure requirements, which may make our future public filings different than that of other public companies.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain reporting and disclosure requirements. We will be an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement; (iii) the date on which we have, during the previous 3-year period, issued more than $1 billion in non-convertible debt; or (iv) the date on which we are deemed a “large accelerated filer” as defined under the federal securities laws. For so long as we remain an emerging growth company, we will not be required to:

•	have an auditor attestation report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•

comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis);

•

submit certain executive compensation matters to shareholders advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; or

•

include detailed compensation discussion and analysis in our filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and instead may provide a reduced level of disclosure concerning executive compensation.

We may choose to take advantage of some but not all of these reduced burdens and, if we do, the information that we provide you in our public filings may be different than that of other public companies. In this prospectus we have taken advantage of reduced financial reporting requirements available under the JOBS Act for an emerging growth company in the registration statement for its initial public offering. Specifically, we have provided only two years of audited financial statements and selected financial data and related discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” If some investors find our common stock less attractive as a result of these reduced disclosure obligations, there may be a less active trading market for our common stock and our stock price may be more volatile, which could cause our stock price to decline.

Section 107 of the JOBS Act also provides that an “emerging growth company” may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain new accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period is irrevocable pursuant to Section 107 of the JOBS Act.

The exact implications of the JOBS Act for us are still subject to interpretations and guidance by the SEC and other regulatory agencies. In addition, as our business grows, we may no longer satisfy the conditions of an emerging growth company. We are currently evaluating and monitoring developments with respect to these new rules and we cannot assure you that we will be able to take advantage of all of the benefits from the JOBS Act.

Risks Related to Our Indebtedness

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under the notes and the senior secured credit facilities.

We are highly leveraged. As of September 30, 2012, the total principal amount of our indebtedness, before giving effect to discounts and premiums, was approximately $745.5 million. Our high degree of leverage could have important consequences for you, including:

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•

requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow for other purposes, including for our operations, capital expenditures and future business opportunities;

•	exposing us to the risk of increased interest rates because certain of our borrowings, including borrowings under the senior secured credit facilities, will be at variable rates of interest;

•

making it more difficult for us to satisfy our obligations with respect to our indebtedness, including the notes, and any failure to comply with the obligations of any of our other debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the indenture governing the notes and the agreements governing such other indebtedness;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•

limiting our ability to obtain additional debt or equity financing for working capital, capital expenditures, business development, debt service requirements, acquisitions and general corporate or other purposes; and

•

limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who therefore, may be able to take advantage of opportunities that our leverage prevents us from exploiting.

For the year ended December 31, 2011 and the nine months ended September 30, 2012, our cash interest expense on the senior secured credit facilities amounted to $19.3 million and $16.5 million, respectively. Our interest expense could increase if interest rates increase because the entire amount of the indebtedness under the senior secured credit facilities bears interest at a variable rate. At September 30, 2012, we had approximately $495.0 million aggregate principal amount of variable rate indebtedness under the senior secured credit facilities. A 100 basis point increase in the applicable margins over our floor(s) on our debt balances outstanding as of September 30, 2012 under the senior secured credit facilities would increase our annual interest expense by approximately $5.0 million.

Despite our high indebtedness level, we and our subsidiaries still may be able to incur significant additional amounts of debt, which could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future, some of which may be secured. Although the agreement governing the senior secured credit facilities and the indenture governing the notes contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances, the amount of indebtedness, including secured indebtedness, that could be incurred in compliance with these restrictions could be substantial.

In addition to the $50.0 million which is available for borrowing under the revolving credit facility, the terms of the senior secured credit facilities enable us to increase the amount available under the term loan and/or revolving credit facilities if we are able to obtain loan commitments from banks and satisfy certain other conditions. If new debt is added to our and our subsidiaries’ existing debt levels, the related risks that we face would increase. In addition, the indenture does not prevent us from incurring obligations that do not constitute indebtedness under such indenture. See “Description of Certain Indebtedness.”

Our debt agreements contain restrictions that limit our flexibility in operating our business.

The indenture governing the notes and the agreement governing the senior secured credit facilities contain, and any future indebtedness we incur may contain, various covenants that limit our ability to engage in specified types of transactions. These covenants limit our and our restricted subsidiaries’ ability to, among other things:

•	incur additional indebtedness or issue certain preferred shares;

•	pay dividends on, repurchase or make distributions in respect of our capital stock or make other restricted payments;

•	make certain investments;

•	sell certain assets;

•	create liens;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with our affiliates; and

•	designate our subsidiaries as unrestricted subsidiaries.

As a result of these covenants, we are limited in the manner in which we conduct our business and we may be unable to engage in favorable business activities or finance future operations or capital needs. In addition, the covenants in the senior secured credit facilities require us to maintain a maximum senior secured leverage ratio and also limit our capital expenditures. A breach of any of these covenants could result in a default under one or more of these agreements, including as a result of cross default provisions and, in the case of the revolving credit facility, permit the lenders to cease making loans to us. Upon the occurrence of an event of default under the senior secured credit facilities, the lenders could elect to declare all amounts outstanding under the senior secured credit facilities to be immediately due and payable and terminate all commitments to extend further credit. Such actions by those lenders could cause cross defaults under our other indebtedness. If we were unable to repay those amounts, the lenders under the senior secured credit facilities could proceed against the collateral granted to them to secure that indebtedness. We have pledged a significant portion of our assets as collateral under the senior secured credit facilities. If the lenders under the senior secured credit facilities accelerate the repayment of borrowings, the proceeds from the sale or foreclosure upon such assets will first be used to repay debt under the senior secured credit facilities and we may not have sufficient assets to repay our unsecured indebtedness thereafter. See “Description of Certain Indebtedness—Senior Secured Credit Facilities.”

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments and the indenture governing the notes may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

Repayment of our debt is dependent on cash flow generated by our subsidiaries.

Repayment of our indebtedness is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the indenture limits the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to certain qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness.

If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants in the instruments governing our indebtedness (including covenants in the senior secured credit facilities), we could be in default under the terms of the agreements governing such indebtedness. In the event of such default,

•	the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest;

•

the lenders under the senior secured credit facilities could elect to terminate their revolving commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets; and

•	we could be forced into bankruptcy or liquidation.

If our operating performance declines, we may in the future need to obtain waivers from the required lenders under the senior secured credit facilities or any other indebtedness to avoid being in default. If we breach our covenants under the senior secured credit facilities or any other indebtedness and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under the senior secured credit facilities or any other indebtedness, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

Risks Related to This Offering

There is no existing market for our common stock, and we do not know if one will develop, which could impede your ability to sell your shares and may depress the market price of our common stock.

There has not been a public market for our common stock prior to this offering. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the common stock will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. See “Underwriting (Conflicts of Interest).” Consequently, you may be unable to sell our common stock at prices equal to or greater than the price you pay in this offering.

The interests of our principal stockholders may conflict with or differ from your interests as a stockholder.

After the consummation of this offering, Apollo will own approximately     % of our common stock, assuming the underwriters do not exercise their option to purchase additional shares, or     % if the underwriters exercise their option in full and Popular will collectively beneficially own approximately     % of our common

stock, assuming the underwriters do not exercise their option to purchase additional shares, or     % if the underwriters exercise their option in full. As a result, subject to the Stockholder Agreement described in this prospectus, Apollo and Popular will continue to control all matters affecting us, including decisions regarding extraordinary business transactions, fundamental corporate transactions, appointment of members to our management, election of directors and our corporate and management policies. The interests of Apollo and/or Popular could conflict with your interests as a holder of our common stock. For example, the concentration of ownership held by Apollo and Popular could delay, defer or prevent a change of control of us or impede a merger, takeover or other business combination that you as a stockholder may otherwise view favorably. Further, Apollo and Popular will realize substantial benefits from the sale of their shares in this offering. A sale of a substantial number of shares of stock in the future by Apollo or Popular could cause our stock price to decline.

Furthermore, Popular operates in the financial services industry and Apollo Management and its affiliates are in the business of managing funds that make investments in companies and one or more of them may from time to time manage funds that acquire and hold interests in businesses that compete directly or indirectly with us, as well as businesses that represent major customers of our business. Funds managed by Apollo Management and its affiliates and/or Popular may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us.

Our certificate of incorporation will provide that we expressly renounce any interest or expectancy in any business opportunity, transaction or other matter in which any of our stockholders or any director nominated by Apollo or Popular participates or desires or seeks to participate in, even if the opportunity is one that we would reasonably be deemed to have pursued if given the opportunity to do so. See “Certain Relationships and Related Party Transactions—Stockholder Agreement” and “Description of Capital Stock—Corporate Opportunity.”

We will be a “controlled company” within the meaning of the              rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Upon the closing of this offering, Apollo and Popular as a group will continue to control a majority of our voting common stock. As a result, we will be a “controlled company” within the meaning of applicable corporate governance standards. Under the              rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that we have a majority of independent directors on our Board;

•	the requirement that we have a nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and compensation committees.

Following this offering, we intend to utilize the foregoing exemptions from the applicable corporate governance requirements. As a result, we will not have a majority of independent directors nor a separate nominating committee. In addition, our compensation committees will not consist entirely of independent directors and we will not be required to have an annual performance evaluation of the compensation committees. See “Management.” Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the applicable corporate governance requirements.

Certain underwriters have interests in this offering beyond customary underwriting discounts and commissions; specifically, certain underwriters are affiliates of our controlling stockholders.

We expect that each of Apollo Global Securities, LLC, an affiliate of Apollo Management, and Popular Securities, Inc., an affiliate of Popular, will be an underwriter of this offering. Since each of Apollo and Popular owns more than 10% of our outstanding common stock, a “conflict of interest” would be deemed to exist under Rule 5121(f)(5)(B) of the Conduct Rules of the Financial Industry Regulatory Authority, or FINRA. There may be a conflict of interest between such underwriter’s interests (e.g., in negotiating the initial public offering price) and your interest as a purchaser. As affiliates of participants in this offering that may seek to realize the value of their investments in us, these underwriters could have interests beyond customary underwriting discounts and commissions. Accordingly, we intend that this offering will be made in compliance with the applicable provisions of Rule 5121. Pursuant to Rule 5121, a “qualified independent underwriter” (as defined in Rule 5121) must participate in the preparation of the prospectus and perform its usual standard of due diligence with respect to the registration statement and this prospectus.              has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act of 1933, specifically including those inherent in Section 11 of the Securities Act. Although the qualified independent underwriter has participated in the preparation of the prospectus and conducted due diligence, we cannot assure you that this will adequately address any potential conflicts of interest. See “Underwriting (Conflicts of Interest).”

The price of our common stock may fluctuate significantly and you could lose all or part of your investment.

Volatility in the market price of our common stock may prevent you from being able to sell your common stock at or above the price you paid for your common stock. The market price for our common stock could fluctuate significantly for various reasons, including:

•	our operating and financial performance and prospects;

•	changes in earnings estimates or recommendations by securities analysts who track our common stock or industry;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	sales of common stock by us, our stockholders, Apollo or its affiliates, Popular or members of our management team.

In addition, the stock market has experienced significant price and volume fluctuations in recent years. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industries. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce our share price.

We currently have no plans to pay regular dividends on our common stock, so you may not receive funds without selling your common stock.

We currently have no plans to pay regular dividends on our common stock. Any payment of future dividends will be at the discretion of our Board and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions applying to the payment of dividends, and other considerations that our Board deems relevant. The terms of the senior secured credit facility and the indenture governing the notes include limitations on our ability to pay dividends and/or the ability of our subsidiaries to pay dividends to us. Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment.

Future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of shares of our common stock.

We may sell additional shares of common stock in subsequent public offerings or otherwise, including to finance acquisitions. Our amended and restated certificate of incorporation will authorize us to issue                  shares of common stock, of which                  shares will be outstanding upon consummation of this offering. The outstanding share number includes shares that we or the selling stockholders are selling in this offering, which may be resold immediately in the public market. The remaining outstanding shares are restricted from immediate resale under the lock-up agreements with the underwriters described in the “Underwriting (Conflicts of Interest)” section of this prospectus, but may be sold into the market in the near future. Following the expiration of the applicable lock-up period, which is      days after the date of this prospectus,                  shares of our common stock will be freely transferable without restriction or further registration under the Securities Act, except for any such shares which are held or may be acquired by any of our “affiliates” as that term is defined in Rule 144 under the Securities Act, which will be subject to the resale limitations of Rule 144. See “Shares Eligible for Future Sale” for a discussion of the shares of our common stock that may be sold into the public market in the future. Pursuant to the Stockholder Agreement with Apollo and Popular, each of Apollo and Popular have certain rights to demand underwritten registered offerings in respect of the approximately                  shares of common stock that they will own immediately following this offering, and we have granted Apollo, Popular and certain members of management incidental registration rights, in respect of shares of common stock. Upon the effectiveness of such a registration statement, all shares covered by the registration statement would be freely transferable. See “Certain Relationships and Related Party Transactions—Stockholder Agreement.”

As soon as practicable after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering                  shares of our common stock reserved for issuance under the Equity Incentive Plan. Accordingly, shares of our common stock registered under such registration statement may become available for sale in the open market upon grants under the Equity Incentive Plan, subject to vesting restrictions, Rule 144 limitations applicable to our affiliates and the contractual lock-up provisions described below.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including any shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

Our organizational documents and Stockholder Agreement may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their shares.

Provisions of our amended and restated certificate of incorporation, bylaws and the Stockholder Agreement may make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our board of directors. These provisions include:

•

granting to each of Apollo and Popular, for so long as it, together with its respective affiliates, beneficially owns certain percentages of our outstanding common stock, the right to nominate a certain number of directors and the sole right to remove any director nominated by it, with or without cause, and to fill any vacancy caused by the removal of any such director;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the issuance of “blank check” preferred stock without any need for action by stockholders other than Apollo and Popular;

•	prohibiting stockholders from acting by written consent unless the action is taken by unanimous written consent;

•

requiring that each of Apollo and Popular, for so long as it, together with its respective affiliates, beneficially owns at least 20% of our outstanding common stock, approve certain corporate actions before we may take those actions, including amendments to our organizational documents, equity issuances, acquisitions or dispositions of material assets and certain other significant matters; and

•

establishing advance notice requirements, if Apollo and Popular, together with their respective affiliates, cease to beneficially own at least     % of our outstanding common stock, for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

Our issuance of shares of preferred stock could delay or prevent a change in control of us. Our Board has authority to issue shares of preferred stock, subject to the approval of each of Apollo and Popular for so long it, together with its respective affiliates, beneficially owns at least 20% of our outstanding common shares and at least one director nominated by each of Apollo and Popular for so long as it, together with its respective affiliates, beneficially owns at least 10% of our outstanding common shares. Our Board may issue preferred stock in one or more series, designate the number of shares constituting any series, and fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. The issuance of shares of our preferred stock may have the effect of delaying, deferring or preventing a change in control without further action by the stockholders, even where stockholders are offered a premium for their shares.

In addition, Apollo and Popular, under and subject to the Stockholder Agreement, will have significant control over matters requiring board or stockholder approval, including the election of directors, amendment of our organizational documents and certain corporate transactions. See “Certain Relationships and Related Party Transactions—Related Party Transactions After the Closing of the Merger—Stockholder Agreement.”

Together, our amended and restated certificate of incorporation, bylaws and Stockholder Agreement could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock. Furthermore, the existence of the foregoing provisions, as well as the significant common stock owned by Apollo and Popular following this offering and their individual rights to nominate a specified number of directors in certain circumstances, could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of us, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition. See “Description of Capital Stock—Certain Anti-Takeover, Limited Liability and Indemnification Provisions.”

You will experience an immediate and substantial dilution in the net tangible book deficit of the common stock you purchase.

After giving effect to this offering and the other adjustments described elsewhere in this prospectus under “Dilution,” we expect that our pro forma as adjusted net tangible book deficit as of September 30, 2012 would be $         per share. Based on an assumed initial public offering price of $         per share, the midpoint of the estimated offering range set forth on the cover page of this prospectus, you will experience immediate and substantial dilution of approximately $         per share in net tangible book deficit of the common stock you purchase in this offering. See “Dilution,” including the discussion of the effects on dilution from a change in the price of this offering.

The additional requirements of having a class of publicly traded equity securities may strain our resources and distract management.

Even though EVERTEC, LLC currently files reports with the SEC, after the consummation of this offering, we will be subject to additional reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, (the “Sarbanes-Oxley Act”), and the Dodd-Frank Act. The Dodd-Frank Act effects comprehensive changes to public company governance and disclosures in the United States and will subject us to additional federal regulation. We cannot predict with any certainty the requirements of the regulations ultimately adopted or how the Dodd-Frank Act and such regulations will impact the cost of compliance for a company with publicly traded common stock. We are currently evaluating and monitoring developments with respect to the Dodd-Frank Act and other new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. We also expect that being a company with publicly traded common stock and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our Board, particularly to serve on our audit committee, and qualified executive officers.

The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. These requirements may place a strain on our systems and resources. Under Section 404 of the Sarbanes-Oxley Act, we will be required to include a report of management on our internal control over financial reporting in our Annual Reports on Form 10-K beginning with the Form 10-K for the year ending December 31, 2013. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. This may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. If we are unable to conclude that our disclosure controls and procedures and internal control over financial reporting are effective, or if we are no longer an emerging growth company and our independent public accounting firm is unable to provide us with an unqualified report on our internal control over financial reporting in future years, investors may lose confidence in our financial reports and our stock price may decline.

We have broad discretion to apply the proceeds to us from this offering, and we may use them in ways that may not enhance our operating results or the price of our common stock.

Our management will have broad discretion over the use of proceeds from this offering, and we could spend the proceeds from this offering in ways our stockholders may not agree with or that do not yield a favorable return, if at all. If we do not invest or apply the proceeds of this offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause our stock price to decline.

If securities analysts do not publish research or reports about our company, or if they issue unfavorable commentary about us or our industry or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will depend in part on the research and reports that third-party securities analysts publish about our company and our industry. One or more analysts could downgrade our common stock or issue other negative commentary about our company or our industry. In addition, we may be unable or slow to attract research coverage. Alternatively, if one or more of these analysts cease coverage of our company, we could lose visibility in the market. As a result of one or more of these factors, the trading price of our common stock could decline.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” that involve risks and uncertainties. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing information and other information that is not historical information. Such forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “estimates,” “will,” “should,” “plans” or “anticipates” or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and may involve significant risks and uncertainties, and that actual results may vary materially from those in the forward-looking statements as a result of various factors. Among the factors that significantly impact our business and could impact our business in the future are:

•	our reliance on our relationship with Popular for a significant portion of our revenues and with Banco Popular, Popular’s principal banking subsidiary, to grow our Merchant Acquiring business;

•	our ability to renew our client contracts on terms favorable to us;

•

our dependence on our processing systems, technology infrastructure, security systems and fraudulent payment detection systems, as well as on our personnel and certain third parties with whom we do business;

•	our ability to develop, install and adopt new software, technology and computing systems;

•	a decreased client base due to consolidations and failures in the financial services industry;

•	the credit risk of our merchant clients, for which we may also be liable;

•	the continuing market position of the ATH network despite competition and potential shifts in consumer payment preferences;

•	our dependence on credit card associations, including any adverse changes in credit card association or network rules or fees;

•	changes in the regulatory environment and changes in international, legal, political, administrative or economic conditions;

•	the geographical concentration of our business in Puerto Rico;

•	operating an international business in multiple regions with potential political and economic instability, including Latin America;

•	our ability to execute our geographic expansion and acquisition strategies;

•	our ability to protect our intellectual property rights against infringement and to defend ourselves against claims of infringement brought by third parties;

•	our ability to recruit and retain the qualified personnel necessary to operate our business;

•	our ability to comply with federal, state and local regulatory requirements;

•	evolving industry standards and adverse changes in global economic, political and other conditions;

•

our high level of indebtedness and restrictions contained in our debt agreements, including the senior secured credit facilities and the indenture governing the notes, as well as debt that could be incurred in the future;

•	our ability to generate sufficient cash to service our indebtedness and to generate future profits; and

•	other risks and uncertainties discussed in this prospectus, including in the section entitled “Risk Factors.”

These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements should, therefore, be considered in light of various factors, including those set forth in this prospectus under “Risk

Factors,” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. In light of such risks and uncertainties, we caution you not to rely on these forward-looking statements in deciding whether to participate in this offering. These forward-looking statements speak only as of the date of this prospectus, and we do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

INDUSTRY AND MARKET DATA

This prospectus includes industry data that we obtained from periodic industry publications, including the November 2011, May 2012 and July 2012 Nilson Reports, the April 2012 Gartner Dataquest Market Statistics and the 2012 World Payments Report. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information. This prospectus also includes market share and industry data that were prepared primarily based on management’s knowledge of the industry and industry data. Unless otherwise noted, statements as to our market share and market position relative to our competitors are approximated and based on management estimates using the above-mentioned latest-available third-party data and our internal analyses and estimates. While we are not aware of any misstatements regarding any industry data presented herein, our estimates, in particular as they relate to market share and our general expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors,” “Cautionary Notice Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

NON-GAAP FINANCIAL MEASURES

Our comparison of Successor and Predecessor periods, financial information for 2010 on a full year basis, EBITDA, Adjusted EBITDA and Adjusted Net Income, as presented in this prospectus, are supplemental measures of our performance that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“GAAP”). They are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income or any other performance measures derived in accordance with GAAP or as alternatives to cash flows from operating activities, as indicators of cash flows or as measures of our liquidity.

We define financial information for 2010 “on a full year basis,” which is presented in this prospectus, as the aggregation of a) EVERTEC, LLC financial information for the nine months ended September 30, 2010 (the Predecessor period) and b) Holdings financial information for the three months ended December 31, 2010. This aggregation is not in conformity with GAAP, since the results are not comparable on a period-to-period basis or to other issuers due to the new basis of accounting established at the consummation of the Merger, which affected certain line items in the financial statements appearing elsewhere in this prospectus. However, we believe that this approach is beneficial to the reader since it provides the reader with information from which to analyze our financial results on a twelve months basis that is consistent with the manner in which management reviews and analyzes results of operations.

We define the “three months ended December 31, 2010” as the financial results of Holdings for the period from its inception on June 25, 2010 to December 31, 2010, consisting primarily of merger and advisory-related costs incurred prior to the Merger on September 30, 2010, and following the Merger consisting primarily of EVERTEC, LLC results of operations (the Successor period).

We define “EBITDA” as earnings before interest, taxes, depreciation and amortization. We define “Adjusted EBITDA” as EBITDA as further adjusted to exclude unusual items and other adjustments as described under “Summary—Summary Historical Consolidated and Combined Financial Data.” We define “Adjusted Net Income” as net income as adjusted to exclude unusual items and other adjustments as described under “Summary—Summary Historical Consolidated and Combined Financial Data.” We caution investors that amounts presented in accordance with our definitions of EBITDA, Adjusted EBITDA and Adjusted Net Income may not be comparable to similar measures disclosed by other issuers, because not all issuers and analysts calculate EBITDA, Adjusted EBITDA or Adjusted Net Income in the same manner. We present EBITDA and Adjusted EBITDA because we consider them important supplemental measures of our performance and believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition, our presentation of Adjusted EBITDA is consistent with the equivalent measurements that are contained in the senior secured credit facilities and the indenture governing the 11% senior notes due 2018 (the “notes”) in testing EVERTEC, LLC’s compliance with covenants therein such as interest coverage and debt incurrence. We use Adjusted Net Income to measure our overall profitability because it better reflects our cash flow generation by capturing the actual cash taxes paid rather than our tax expense as calculated under GAAP and excludes the impact of the non-cash amortization and depreciation that was created as a result of the Merger. See “Summary—Summary Historical Consolidated and Combined Financial Data” for a quantitative reconciliation of EBITDA, Adjusted EBITDA and Adjusted Net Income to the most directly comparable GAAP financial performance measure, which is net income. In addition, in evaluating EBITDA, Adjusted EBITDA and Adjusted Net Income, you should be aware that in the future we may incur expenses such as those excluded in calculating them. Further, our presentation of these measures should not be construed as an inference that our future operating results will not be affected by unusual or nonrecurring items.

Some of the limitations of EBITDA, Adjusted EBITDA and Adjusted Net Income are as follows:

•	they do not reflect cash outlays for capital expenditures or future contractual commitments;

•	they do not reflect changes in, or cash requirements for, working capital;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect cash requirements for such replacements;

•	in the case of EBITDA and Adjusted EBITDA, they do not reflect interest expense, or the cash requirements necessary to service interest, or principal payments, on indebtedness;

•	in the case of EBITDA and Adjusted EBITDA, they do not reflect income tax expense or the cash necessary to pay income taxes; and

•

other companies, including other companies in our industry, may not use EBITDA, Adjusted EBITDA and Adjusted Net Income or may calculate EBITDA, Adjusted EBITDA and Adjusted Net Income differently than as presented in this prospectus, limiting their usefulness as a comparative measure.

EMERGING GROWTH COMPANY STATUS

We are an “emerging growth company” as defined in the recently-enacted Jumpstart Our Business Startups Act (the “JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting and disclosure requirements that are applicable to public companies that are not “emerging growth companies.” See “Risk Factors—Risks Related to Our Business—As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain reporting and disclosure requirements, which may make our future public filings different than that of other public companies.”

Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain new accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period is irrevocable.

We will remain an “emerging growth company” until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement, (iii) the date on which we have, during the previous 3-year period, issued more than $1 billion in non-convertible debt, or (iv) the date on which we are deemed a “large accelerated filer” as defined under the federal securities laws.

USE OF PROCEEDS

Assuming an initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, we estimate that we will receive net proceeds from this offering of approximately $         million, after deducting underwriting discounts and commissions and other estimated expenses of $         million payable by us. We will not receive any net proceeds from the sale by the selling stockholders of shares in this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us, by approximately $         million, assuming the initial public offering price per share remains the same.

We intend to use the net proceeds that we receive for general corporate purposes.

DIVIDEND POLICY

We currently intend to retain all future earnings, if any, for use in the operation of our business and to fund future growth. The decision whether to pay dividends will be made by our Board in light of conditions then existing, including factors such as our financial condition, earnings, available cash, business opportunities, legal requirements, restrictions in our debt agreements and other contracts, including requirements under the Stockholder Agreement described elsewhere in this prospectus, and other factors our Board deems relevant. See “Certain Relationships and Related Party Transactions—Stockholder Agreement.”

We are a holding company and have no direct operations. We will only be able to pay dividends from our available cash on hand and funds received from our subsidiaries, Holdings and EVERTEC, LLC, whose ability to make any payments to us will depend upon many factors, including their operating results and cash flows. In addition, the senior secured credit facilities and the indenture governing the notes limit EVERTEC, LLC’s ability to pay distributions on its equity interests. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Contractual Obligations and Commitments” and “Description of Certain Indebtedness.”

We paid a special dividend to our stockholders on May 9, 2012 in the aggregate amount of approximately $270.0 million. This dividend was financed with net proceeds from a $170.0 million incremental term loan entered into by EVERTEC, LLC and an offering of $40.0 million of 11% senior notes due 2018, together with cash on hand. In addition, on December 18, 2012 we paid a special dividend to our stockholders and authorized an equitable adjustment to holders of vested options as discussed below in the aggregate amount of approximately $50.3 million. This dividend and equitable adjustment was financed primarily with cash on hand at EVERTEC, LLC. The equitable adjustment was effective on December 18, 2012 and is payable in the form of a one-time cash bonus to holders of vested options for shares of our common stock in the amount of $1.37 per share, which in the case of vested options will be paid on December 21, 2012 and in the case of unvested options will be paid in the future as the options vest, subject to our ability at such time to comply with our debt agreements and applicable law. We have not otherwise paid any dividends on our capital stock since the Merger.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2012:

(1) On an actual basis, and

(2) On an as adjusted basis giving further effect to our sale of              shares of common stock in this offering at an assumed offering price of $        , which is the midpoint of the range listed on the cover page of this prospectus.

You should read this table in conjunction with “Selected Historical Consolidated and Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and the related notes appearing elsewhere in this prospectus, as well as the sections “Summary—Summary Historical Consolidated and Combined Financial Data” and “Use of Proceeds” included in this prospectus.

	September 30, 2012
	Actual	As Adjusted (1)
	(unaudited)
(In thousands)
Cash	$50,112	$
Debt:
Senior secured credit facilities
Senior secured revolving credit facility (2)	$—	$
Senior secured term loan facility (3)	495,023

11% senior notes (3)	250,500

Total debt, including current portion	745,523
Total equity	104,071

Total capitalization	$849,594	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) cash and total capitalization by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.
(2)	We had borrowing availability of $49.3 million under the revolving credit facility (after giving effect to $0.7 million of outstanding letters of credit). See “Description of Certain Indebtedness—Senior Secured Credit Facilities.”
(3)	Does not give effect to original issue discount or premium.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in this offering exceeds the net tangible book value (deficit) per share of common stock after the offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date. There will be shares of our common stock reserved for future awards under the Equity Incentive Plan as of the consummation of this offering.

Our net tangible book deficit as of September 30, 2012 was $         million, or $         per share. After giving effect to the receipt of approximately $         million of estimated net proceeds from our sale of              shares of common stock in this offering at an assumed offering price of $         per share, which represents the midpoint of the range set forth on the front cover of this prospectus, our as adjusted net tangible book deficit as of September 30, 2012 would have been approximately $         million, or $         per share. This represents an immediate decrease in our net tangible book deficit of $         per share to our existing stockholders and an immediate dilution of $         per share to new investors purchasing shares of common stock in the offering. The following table illustrates this substantial and immediate per share dilution to new investors:

Per Share

Assumed initial public offering price per share	$
Net tangible book value (deficit) before the offering
Increase per share attributable to investors in the offering
As adjusted net tangible book value (deficit) after the offering

Dilution per share to new investors	$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would decrease (increase) our as adjusted net tangible book value (deficit) by $         million, or $         per share, and increase (decrease) the dilution per share to new investors in this offering by $        , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The following table summarizes on an as adjusted basis as of September 30, 2012, giving effect to:

•	the total number of shares of common stock purchased from us;

•

the total consideration paid to us, assuming an initial public offering price of $         per share (before deducting the estimated underwriting discount and commissions and offering expenses payable by us in connection with this offering); and

•	the average price per share paid by our existing stockholders and by new investors purchasing shares in this offering:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%			%	$
Investors in the offering			%			%
Total		100%			100%		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and the average price per share by $         million, $         million and $            , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The tables and calculations above also assume no exercise of the underwriters’ option to purchase              additional shares. If the underwriters exercise their option to purchase              additional shares in full, then new investors would purchase              shares, or approximately     % of shares outstanding, the total consideration paid by new investors would increase to $        , or     % of the total consideration paid (based on the midpoint of the range set forth on the cover page of this prospectus), and the additional dilution per share to new investors would be $        .

SELECTED HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL DATA

The following table sets forth our selected historical consolidated and combined financial data as of the dates and for the periods indicated. The selected historical consolidated financial data as of December 31, 2011 and 2010, and for the year ended December 31, 2011 and the period from June 25, 2010 (inception) to December 31, 2010 have been derived from the audited consolidated financial statements of EVERTEC appearing elsewhere in this prospectus. The selected historical combined financial data as of and for the nine months ended September 30, 2010 have been derived from the audited combined financial statements of EVERTEC Business Group (Predecessor) appearing elsewhere in this prospectus. The selected historical combined financial data as of December 31, 2009, 2008 and 2007 and for the years ended December 31, 2009, 2008 and 2007 have been derived from the unaudited combined financial statements of EVERTEC Business Group (Predecessor), not included in this prospectus.

The summary unaudited historical consolidated financial data as of September 30, 2012 and for the nine month periods ended September 30, 2012 and 2011 have been derived from the unaudited consolidated financial statements of EVERTEC appearing elsewhere in this prospectus, which have been prepared on a basis consistent with the audited consolidated financial statements of EVERTEC Intermediate Holdings, LLC (predecessor company). In the opinion of management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for such period. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

The results of operations for any period are not necessarily indicative of the results to be expected for any future period and the historical consolidated and combined financial data presented below and elsewhere in this prospectus does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate stand-alone entity during the Predecessor period. The selected historical consolidated and combined financial data set forth below should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated and combined financial statements and related notes thereto appearing elsewhere in this prospectus.

	Successor				Predecessor
	Nine months ended September 30,		Year ended December 31, 2011	June 25, 2010 (inception) to December 31, 2010	Nine months ended September 30, 2010	Years ended December 31,
	2012	2011				2009	2008	2007
(Dollar amounts in thousands except per share data)
Statements of Income Data:
Merchant acquiring, net	$51,499	$44,043	$61,997	$14,789	$39,761	$48,744	$47,782	$38,533
Payment processing	69,986	63,235	85,691	21,034	56,777	74,728	72,159	68,259
Business solutions	129,214	128,273	173,434	46,586	118,482	152,827	161,171	157,068

Total revenues	250,699	235,551	321,122	82,409	215,020	276,299	281,112	263,860
Cost of revenues, exclusive of depreciation and amortization shown below	$118,469	$114,832	$155,377	$41,839	$113,246	$150,070	$164,421	$163,035
Selling, general and administrative expenses	24,759	26,005	33,339	8,392	27,000	25,639	27,643	24,419
Depreciation and amortization	53,517	51,977	69,891	17,722	19,425	24,500	30,389	32,112

Total operating costs and expenses	196,745	192,814	258,607	67,953	159,671	200,209	222,453	219,566

Income from operations	53,954	42,737	62,515	14,456	55,349	76,090	58,659	44,294
Interest income	237	667	797	118	360	1,048	1,283	1,239
Interest expense	(39,214)	(39,272)	(50,957)	(13,436)	(70)	(91)	(170)	(376)
Earnings of equity method investments	103	685	833	—	2,270	3,508	4,229	2,799
Other (expense) income	(9,802)	(16,289)	(18,201)	(36,164)	2,276	7,942	9,449	(36)

Income (loss) before income taxes	5,278	(11,472)	(5,013)	(35,026)	60,185	88,497	73,450	47,920
Income tax expense (benefit)	1,501	(30,845)	(29,227)	(14,450)	23,017	30,659	23,914	17,707

Net income (loss) from continuing operations	3,777	19,373	24,214	(20,576)	37,168	57,838	49,536	30,213
Net income from discontinued operations	—	—	—	—	117	1,813	3,673	5,452

Net income (loss)	$3,777	$19,373	$24,214	$(20,576)	$37,285	$59,651	$53,209	$35,665

Net income (loss) per common share from continuing operations(1)	$0.10	$0.53	$0.67	$(0.57)	$1.03	$1.61	$1.37	$0.84

Balance Sheet Data (at period end):
Cash	$50,112	$59,296	$56,200	$55,199	—	$11,891	$24,734	$8,670
Working capital(2)	72,518	68,870	87,267	62,226	—	82,272	94,220	54,717
Total assets	992,175	1,065,087	1,046,860	1,092,179	—	243,445	260,906	226,946
Total long term liabilities	819,164	626,073	615,713	673,736	—	481	1,969	1,791
Total debt	736,197	532,806	523,833	562,173	—	—	1,413	1,165
Total net debt (3)	686,085	473,510	467,633	506,974	—	—	—	—
Total equity	104,071	360,723	366,176	339,613	—	211,475	228,469	192,725

(1)	For each of the periods presented above, net income per common share from continuing operations represents basic and diluted earnings per common share from continuing operations, respectively, except for the year ended December 31, 2011 in which the diluted earnings per common share from continuing operations amounted to $0.66.
(2)	Working capital is defined as the excess of current assets over current liabilities.
(3)	Total net debt is defined as total debt less cash.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) covers: (i) the results of operations of the Successor for the nine months ended September 30, 2012 and 2011 and for the year ended December 31, 2011 and the three months ended December 31, 2010 and of the Predecessor for the nine months ended September 30, 2010; and (ii) the financial condition of the Successor as of September 30, 2012 and December 31, 2011. We define the “three months ended December 31, 2010” as the financial results of Holdings for the period from its inception on June 25, 2010 to December 31, 2010, consisting primarily of merger and advisory-related costs incurred prior to the Merger on September 30, 2010, and following the Merger consisting primarily of EVERTEC, LLC results of operations. The discussions that follow pertain to the continuing operations, unless otherwise indicated. See Note 1 of the Notes to Audited Consolidated (Successor) and Combined (Predecessor) Financial Statements for additional information about the Company and the basis of presentation of our financial statements. You should read the following discussion and analysis in conjunction with the financial statements and related notes appearing elsewhere herein. This MD&A contains forward-looking statements that involve risks and uncertainties. Our actual results may differ from those indicated in the forward-looking statements. See “Forward-Looking Statements” for a discussion of the risks, uncertainties and assumptions associated with these statements.

Overview

EVERTEC is the leading, full-service transaction processing business in Latin America and the Caribbean. We are based in Puerto Rico and provide a broad range of merchant acquiring, payment processing and business process management services across 19 countries in the region. We process over 1.2 billion transactions annually, and manage the electronic payment network for over 4,900 automated teller machines (“ATM”) and over 107,000 point-of-sale (“POS”) payment terminals. According to the July 2012 Nilson Report, we are the largest merchant acquirer in the Caribbean and Central America and the sixth largest in Latin America. We own and operate the ATH network, one of the leading ATM and personal identification number (“PIN”) debit networks and financial services brands in Latin America. In addition, we provide a comprehensive suite of software and services for core bank processing, cash processing and technology outsourcing in the regions we serve. We serve a broad and diversified customer base of leading financial institutions, merchants, corporations and government agencies with ‘mission critical’ technology solutions and we believe that our business is well positioned to continue to expand across the fast growing Latin American region.

We are differentiated, in part, by our diversified business model, which enables us to provide our varied customer base with a broad range of transaction processing services from a single source across numerous channels and geographic markets. We believe this single source capability provides several competitive advantages which will enable us to continue to penetrate our existing customer base with new, complementary services, win new customers, develop new sales channels and enter new markets. We believe these competitive advantages include:

•	Our ability to package and provide a range of services across our customers’ business that often need to be sourced from different vendors;

•	Our ability to serve customers with disparate operations in several geographies with a single integrated technology solution that enables them to manage their business as one enterprise; and

•

Our ability to capture and analyze data across the transaction processing value chain to provide value-added services that are differentiated from those offered by pure play vendors that offer a single product.

Our broad suite of services span the entire transaction processing value chain and include a range of front-end customer facing solutions as well as back-end support services. These include: (i) merchant acquiring services, which enable POS and e-commerce merchants to accept and process electronic methods of payment such as debit, credit, prepaid and electronic benefits transfer (“EBT”) cards; (ii) payment processing services, which enable financial institutions and other issuers to manage, support and facilitate the processing for credit, debit, prepaid, ATM and EBT card programs; and (iii) business process management solutions, which provide ‘mission critical’ technology solutions such as core bank processing, as well as information technology (“IT”) outsourcing and cash management services to financial institutions, enterprises and governments. We provide these services through a highly scalable, end-to-end technology platform that we manage and operate in-house. Our platform provides us with the broad range of capabilities, flexibility and operating leverage that enable us to innovate and develop new services, differentiate ourselves in the marketplace and generate significant operating efficiencies to continue to maximize profitability.

We sell and distribute our services primarily through a proprietary direct sales force with strong customer relationships. We are also increasingly building a variety of indirect sales channels which enable us to leverage the distribution capabilities of partners in adjacent markets, including value-added resellers, joint ventures and merchant acquiring alliances. Given our breadth across the transaction processing value chain, our customer base is highly diversified by size, type and geographic footprint.

We benefit from an attractive business model, which is characterized by recurring revenue, significant operating margins and low capital expenditure requirements. Our revenue is recurring in nature because of the mission-critical and embedded nature of the services we provide, the high switching costs associated with these services and the multi-year contracts we negotiate with our customers. Our scalable business model creates significant operating efficiencies. In addition, our business model enables us to continue to grow our business organically without significant additional capital expenditures.

Separation from and Key Relationship with Popular

Prior to the Merger on September 30, 2010, EVERTEC, LLC was 100% owned by Popular, the largest financial institution in the Caribbean, and operated substantially as an independent entity within Popular. After the consummation of the merger, Popular retained an approximately 49% indirect ownership interest in EVERTEC, LLC and is our largest customer. In connection with, and upon consummation of, the Merger, EVERTEC, LLC entered into a 15-year Master Services Agreement, as well as several other related agreements, with Popular. Under the terms of the Master Services Agreement, Popular agreed to continue to utilize our services on an ongoing exclusive basis, for the duration of the agreement, on commercial terms consistent with the terms of our historical relationship. Additionally, Popular granted us a right of first refusal on the development of certain new financial technology products and services for the duration of the Master Services Agreement. See Note 22 of the Notes to Audited Consolidated (Successor) and Combined (Predecessor) Financial Statements for additional information.

Recent Developments

On April 17, 2012, EVERTEC, LLC was converted from a Puerto Rico corporation to a Puerto Rico limited liability company (the “Conversion”) for the purpose of improving the consolidated tax efficiency of EVERTEC, LLC and its subsidiaries by taking advantage of recent changes to the Puerto Rico Internal Revenue Code of 2011, as amended (the “PR Code”), that permit limited liability companies to be treated as partnerships that are pass-through entities for Puerto Rico tax purposes. Through this new structure, EVERTEC, LLC will benefit from at least $30.0 million of net operating losses (“NOLs”) and certain other tax attributes for Puerto Rico income tax purposes that prior to the Conversion and change in tax law were available to Holdings but not to EVERTEC, LLC. We expect our strong cash flow characteristics to be enhanced through the utilization of these NOLs and tax attributes, which will reduce our cash tax liability in years we generate taxable income. Concurrent with the Conversion, EVERTEC Intermediate Holdings, LLC (formerly known as Carib Holdings, LLC and, prior to the Conversion, Carib Holdings, Inc., “Holdings”), which is EVERTEC, LLC’s direct parent, was also converted from a Puerto Rico corporation to a Puerto Rico limited liability company and we were formed in order to act as the new parent company of Holdings.

In addition, in May 2012, among other things, EVERTEC, LLC (i) issued $40.0 million principal amount of additional 11% senior notes due 2018 (“notes”), (ii) incurred $170.0 million of secured incremental term loans and (iii) made a distribution of approximately $270.0 million to the stockholders of EVERTEC. For additional information regarding these recent events, see “Certain Relationships and Related Party Transactions—Related Party Transactions After the Closing of the Merger—Reorganization” and “Certain Relationships and Related Party Transactions—Related Party Transactions After the Closing of the Merger —Tax Payment Agreement” and Note 25 of the Notes to Audited Consolidated (Successor) and Combined (Predecessor) Financial Statements appearing elsewhere in this prospectus.

On October 19, 2012, our subsidiary EVERTEC, LLC was granted a tax exemption under the Economic Incentives Act for the Development of Puerto Rico, Act No. 73 of May 28, 2008 (“Act 73”). Under this grant, EVERTEC, LLC will benefit from a preferential income tax rate on industrial development income, as well as from tax exemptions with respect to its municipal and property tax obligations for certain activities derived from its data processing operations in Puerto Rico. The grant has a term of 15 years effective as of January 1, 2012 with respect to income tax obligations and January 1, 2013 with respect to municipal and property tax obligations.

The grant establishes a base taxable income amount with respect to EVERTEC, LLC’s industrial development income, which amount will continue to be subject to the ordinary income tax rate under existing law. Applicable taxable income in excess of the established base taxable income amount will be subject to a preferential rate of 4%. The base taxable income amount will be ratably reduced over a four year period until such amount equals zero at which point all of EVERTEC, LLC’s applicable industrial development income will be taxed at the preferential rate of 4% for the remaining period of the grant. The grant also establishes a 90% exemption on certain real and personal property taxes and a 60% exemption on municipal taxes, in each case imposed on EVERTEC, LLC. In addition, distributions to stockholders by EVERTEC of the industrial development income will not be subject to Puerto Rico tollgate taxes.

The grant contains customary commitments, conditions and representations that EVERTEC, LLC will be required to comply with in order to maintain the grant. The more significant commitments include: (i) maintaining at least 750 employees in EVERTEC, LLC’s Puerto Rico data processing operations during 2012 and at least 700 employees for the remaining years of the grant; and (ii) investing at least $200 million in building, machinery, equipment or computer programs to be used in Puerto Rico during the effective term of the grant (to be made in $50 million increments over four year capital investment cycles). Failure to meet the requirements could result, among other things, in reductions in the benefits of the grant or revocation of the grant in its entirety, which could result in EVERTEC, LLC or EVERTEC paying additional taxes or other payments relative to what such parties would be required to pay if the full benefits of the grant are available. In addition, the protection from Puerto Rican tollgate taxes on distributions to stockholders may be lost.

Factors and Trends Impacting the Results of Our Operations

The ongoing migration from cash and paper methods of payment to electronic payments continues to benefit the transaction processing industry globally. The increased penetration of electronic payments has been a driver for many merchants to offer acceptance of such methods in order to increase customer traffic and drive sales. We believe that the penetration of electronic payments in the markets where we principally operate is significantly lower relative to the U.S. market and that this ongoing shift will continue to generate substantial growth opportunities for our business. For example, currently the adoption of banking products, including electronic payments, in the Latin American and Caribbean region is lower relative to the mature U.S. and European markets. We believe that the unbanked and underbanked population in our markets will continue to shrink, and therefore drive incremental penetration and growth of electronic payments in Puerto Rico and other Latin American regions.

In addition, our revenue is also impacted by the trend in outsourcing of in-house technology systems and processes. The medium and small size institutions in the Latin American markets in which we operate currently face challenges in updating and renewing their IT legacy computer systems, which we believe will continue the trend to outsource in-house technology systems and processes. We believe that our technology and business outsourcing solutions cater to the evolving needs of the financial institution customer base we target, by providing integrated, open, flexible, customer-centric and efficient IT products and services.

We also expect our results of operations to be impacted by regulatory changes which occur as the payments industry has come under increased scrutiny from lawmakers and regulators. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) signed into law in July 2010 is an example of such scrutiny and of changes in laws and regulations that could impact our operating results and financial condition.

In addition, our financial condition and results of operations are, in part, dependent on the economic and general conditions of the geographies in which we operate.

Basis of Presentation

Prior to September 30, 2010, we did not operate as a stand-alone business, but instead as separate divisions of Popular. As discussed in Note 1 of the Notes to Audited Consolidated (Successor) and Combined (Predecessor) Financial Statements, EVERTEC, LLC was acquired on September 30, 2010. The acquisition was accounted for as a business combination using the purchase method of accounting, which resulted in a new basis of accounting for our assets and liabilities in the Successor period. Additionally, in connection with the Merger, EVERTEC, LLC incurred indebtedness in the amount of $575.0 million. See “—Liquidity and Capital Resources” below for more information. The Predecessor period does not reflect the impact of the Merger.

Our historical financial information included in this prospectus may not necessarily reflect what our financial position, results of operations and cash flows would have been if we had been a separate, stand-alone entity during such periods, or our future results of operations, financial position and cash flows.

For example, our historical combined financial statements in this prospectus include expenses for certain corporate services provided to us by Popular. These expenses are primarily related to corporate functions such as accounting, tax, treasury, payroll and benefits administration, risk management, legal, public relations and compliance. The expenses of the corporate services provided to us by Popular have historically been charged and allocated to us primarily based on a percentage of revenues. Expenses for such corporate services included in our “Selling, general and administrative expenses” totaled $7.5 million for the nine months ended September 30, 2010. Following the consummation of the Merger, Popular continued to provide some of these services until December 31, 2011, pursuant to a transition services agreement.

Currently, we are obtaining the services historically provided by Popular from our internal operations or third party service providers.

Recent Accounting Pronouncements

For a description of recent accounting standards, see Note 2 of the Notes to Audited Consolidated (Successor) and Combined (Predecessor) Financial Statements appearing elsewhere in this prospectus.

Non-GAAP Financial Measures

Our comparison of Successor and Predecessor periods, EBITDA, Adjusted EBITDA and Adjusted Net Income, as presented in this prospectus, are supplemental measures of our performance that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“GAAP”). They are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income or any other performance measures derived in accordance with GAAP or as alternatives to cash flows from operating activities, as indicators of cash flows or as measures of our liquidity.

For more information regarding EBITDA, Adjusted EBITDA and Adjusted Net Income, including a quantitative reconciliation of EBITDA, Adjusted EBITDA and Adjusted Net Income to the most directly comparable GAAP financial performance measure, which is net income, see “—Net Income Reconciliation to EBITDA, Adjusted EBITDA and Adjusted Net Income” and “—Covenant Compliance” below.

Overview of Results of Operations

The following briefly describes the components of revenues and expenses as presented in the Consolidated and Combined Statements of Income. Descriptions of the revenue recognition policies are detailed in Note 1 of the Notes to Audited Consolidated (Successor) and Combined (Predecessor) Financial Statements appearing elsewhere in this prospectus.

Merchant acquiring, net. Merchant acquiring revenues consist of revenues from services that allow merchants to accept electronic methods of payment. Our standard merchant contract has an initial term of one or three years, with automatic one-year renewal periods. In the merchant acquiring segment, revenues include a discount fee and membership fees charged to merchants, debit network fees and rental income from POS devices and other equipment, net of credit card interchange and assessment fees charged by credit cards associations (such as VISA or MasterCard) or payment networks. The discount fee is generally a percentage of the sales amount of a credit or debit card transaction value. We also charge merchants for other services that are unrelated to the number of transactions or the transaction value.

Merchant acquiring revenues represented approximately 19% and 21% of total revenues for the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively.

Payment processing. Payment processing revenues are comprised of revenues related to providing access to the ATH network and other card networks to financial institutions, including related services such as authorization, processing, management and recording of ATM and POS transactions, and ATM management and monitoring. Payment processing revenues also include revenues from card processing services (such as credit and debit card processing, authorization and settlement and fraud monitoring and control to debit or credit issuers), payment processing services (such as payment and billing products for merchants, businesses and financial institutions) and EBT (which principally consist of services to the Puerto Rico government for the delivery of government benefits to participants).

We generally enter into one to five year contracts with our private payment processing clients and one year contracts with our government payment processing clients. For ATH network and processing services, revenues are primarily driven by the number of transactions processed. Revenues are derived primarily from network fees, transaction switching and processing fees, and the selling and leasing of POS devices. For card issuer processing, revenues are primarily dependent upon the number of cardholder accounts on file, transactions and authorizations processed, the number of cards embossed and other processing services. For EBT services, revenues are primarily derived from the number of beneficiaries on file.

Payment processing revenues represented approximately 27% and 28% of total revenues for the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively.

Business solutions. Business solutions revenues consist of revenues from a full suite of business process management solutions including specifically core bank processing, network hosting and management, IT consulting services, business process outsourcing, item and cash processing, and fulfillment. We generally enter into one to five year contracts with our private business solutions clients and one year contracts with our government business solutions clients. Core bank processing and network services revenues are derived in part from a recurrent fee and from fees based on the number of accounts on file (i.e. savings or checking accounts, loans, etc) or computer resources utilized. Revenues from other processing services within the business solutions segment are generally volume-based and depend on factors such as the number of accounts processed.

Business solutions revenues represented approximately 54% and 52% of total revenues for the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively.

Cost of revenues. This caption includes the costs directly associated with providing services to customers and product and software sales, including software licensing and maintenance costs, telecommunications costs, personnel and infrastructure costs to develop and maintain applications, operate computer networks and provide associated customer support, and other operating expenses.

Selling, general and administrative. This caption primarily consists of salaries, wages and related expenses paid to sales personnel, administrative employees and management, advertising and promotional costs, audit and legal fees, and other selling expenses.

Depreciation and amortization. This caption consists of our depreciation and amortization expense. Following the completion of the Merger, our depreciation and amortization expense increased as a result of the purchase price allocation adjustments to reflect the fair market value and revised useful life assigned to property and equipment and intangible assets in connection with the Merger.

Results of Operations

The following tables set forth certain historical consolidated and combined financial information for the nine months ended September 30, 2012 and 2011 and the years ended December 31, 2011 and 2010. The following tables and discussion should be read in conjunction with the information contained in our historical financial statements and the notes thereto appearing elsewhere in this prospectus. However, our historical results of operations set forth below and elsewhere in this prospectus may not necessarily reflect what would have occurred if we had been a separate, stand-alone entity during the periods presented or what will occur in the future.

Comparison of the nine months ended September 30, 2012 to September 30, 2011

The following tables present the components of our unaudited consolidated statements of income and comprehensive income by business segment and the change in those amounts for the nine months ended September 30, 2012 and 2011.

Revenues

	Nine months ended September 30,
(Dollar amounts in thousands)	2012	2011	Variance
Merchant acquiring, net	$51,499	$44,043	$7,456	17%
Payment processing	69,986	63,235	6,751	11%
Business solutions	129,214	128,273	941	1%

Total revenues	$250,699	$235,551	$15,148	6%

Revenue growth in the Merchant Acquiring segment was primarily related to higher realized net margin. The increase in net margin of 10% was primarily driven by a decrease in the interchange fees charged by the cards associations as a result of the Durbin Amendment. The increase in the Payment Processing segment revenue was driven by an increase in volume and accounts on file. The increase in Business Solutions segment revenue was driven primarily by higher demand for certain network services, partially offset by lower demand for certain IT consulting services.

Operating costs and expenses

	Nine months ended September 30,
(Dollar amounts in thousands)	2012	2011	Variance
Cost of revenues, exclusive of depreciation and amortization shown below	$118,469	$114,832	$3,637	3%
Selling, general and administrative expenses	24,759	26,005	(1,246)	-5%
Depreciation and amortization	53,517	51,977	1,540	3%

Total operating costs and expenses	$196,745	$192,814	$3,931	2%

Cost of revenues increased by $3.6 million, or 3%, when compared to the same period in 2011. The results for 2012 were driven by higher professional fees, equipment expenses and costs of sales, partially offset by a decrease in personnel expenses from cost control initiatives implemented in late 2011. Gross margin percentage for the nine months ended September 30, 2012 improved to 52.7% from 51.3% for the corresponding 2011 period. The improvement in our gross margin was mainly driven by our ability to support incremental business volume with lower incremental costs due to our highly scalable technology platform and cost control initiatives.

Selling, general and administrative expenses for the nine months ended September 30, 2012 decreased by $1.2 million, or 5%, when compared to the corresponding 2011 period as a result of continuous cost control initiatives.

Depreciation and amortization expense for the nine months ended September 30, 2012 increased by $1.5 million, or 3%, as a result of higher electronic equipment and amortization of software packages associated with certain new projects.

Income from operations

The following table presents income from operations by reportable segments.

	Nine months ended September 30,
(Dollar amounts in thousands)	2012	2011	Variance
Segment income from operations
Merchant acquiring	$24,736	$20,663	$4,073	20%
Payment processing	38,652	34,019	4,633	14%
Business solutions	25,751	26,267	(516)	-2%

Total segment income from operations	89,139	80,949	8,190	10%
Merger related depreciation and amortization and other unallocated expenses(1)	(35,185)	(38,212)	3,027	-8%

Income from operations	$53,954	$42,737	$11,217	26%

(1)	Primarily represents certain incremental depreciation and amortization expenses generated as a result of the merger, non-recurring compensation and benefits expenses, professional fees and other miscellaneous expenses and adjustments.

Income from operations in our Merchant Acquiring and Payment Processing segments increased when compared to the corresponding 2011 period, due to higher revenues partially offset by incremental costs related to business growth. The increase in revenues was driven by higher realized net margin in our Merchant Acquiring segment, and an increase in volume and accounts on file within our Payment Processing business. The results in our Business Solutions segment were driven by lower demand for IT consulting services and higher realized sales of products.

See Note 14 of the Notes to Unaudited Consolidated Financial Statements for additional information on the Company’s reportable segments and for a reconciliation of the income from operations of the segments to the unaudited consolidated net income.

Non-operating (expenses) income

	Nine months ended September 30,
(Dollar amounts in thousands)	2012	2011	Variance
Non-operating (expenses) income
Interest income	$237	$667	$(430)	-64%
Interest expense	(39,214)	(39,272)	58	0%
Earnings of equity method investments	103	685	(582)	85%
Other expense	(9,802)	(16,289)	6,487	-40%

Total non-operating (expenses) income	$(48,676)	$(54,209)	$(5,533)	-10%

The decrease in non-operating expenses was driven by lower other expenses of $6.5 million. Other expenses for the nine months ended September 30, 2012 were primarily comprised of debt issuance costs of $8.8 million and personnel related charges of $2.2 million, partially offset by an unrealized gain of $0.3 million related to the fair value adjustment of certain assets and $0.5 million of a foreign currency translation gain. For the corresponding 2011 period, other expenses were primarily comprised of a $14.2 million charge related to the voluntary retirement program (“VRP”), debt issuance costs of $2.2 million and $1.2 million from the settlement of a derivative related to our acquisition of an equity interest in CONTADO from Popular, partially offset by an unrealized gain of $0.9 million related to the fair value adjustment of certain assets.

Income tax expense (benefit)

Income tax expense for the nine months ended September 30, 2012 amounted to $1.5 million compared to a $30.8 million benefit for the corresponding 2011 period. The results in 2012 were driven by income before taxes of $5.3 million, partially offset by the effect of a tax exemption that provides for a preferential income tax rate for certain export activities and to the reversal of the tax uncertainties reserve from Costa Rica. The income tax benefit for the corresponding 2011 period was mainly due to a reduction in the marginal corporate income tax rate from 39% to 30%, as a result of the tax reform enacted in Puerto Rico on January 31, 2011, which caused a reduction in the Company’s deferred tax liability of $23.8 million. See Note 10 of the Notes to Unaudited Consolidated Financial Statements appearing elsewhere in this prospectus for additional information regarding income taxes.

Net Income

Net income for the nine months ended September 30, 2012 was $3.8 million, compared to net income of $19.4 million for the corresponding 2011 period. Net income for the 2011 period was impacted by the $30.8 million tax benefit explained above. Income before income taxes for the nine months ended September 30, 2012 was $5.3 million compared to a loss before income taxes of $11.5 million for the corresponding 2011 period.

Comparison of the year ended December 31, 2011 to the three months ended December 31, 2010

The following tables present the components of our consolidated and combined statements of income for the year ended December 31, 2011, the three months ended December 31, 2010 and the nine months ended September 30, 2010.

Revenues

	Successor		Predecessor
(Dollar amounts in thousands)	Year Ended December 31, 2011	Three months ended December 31, 2010	Nine months ended September 30, 2010
Merchant acquiring, net	$61,997	$14,789	$39,761
Payment processing	85,691	21,034	56,777
Business solutions	173,434	46,586	118,482

Total revenues	$321,122	$82,409	$215,020

Total revenues were $321.1 million for the year ended December 31, 2011 as compared to $82.4 million for the three months ended December 31, 2010. The increase of $238.7 million was primarily attributable to the inclusion of a full year of revenues in 2011 compared to three months of revenues for the period ended December 31, 2010.

Operating costs and expenses

	Successor		Predecessor
(Dollar amounts in thousands)	Year Ended December 31, 2011	Three months ended December 31, 2010	Nine months ended September 30, 2010
Cost of revenues, exclusive of depreciation and amortization shown below	$155,377	$41,839	$113,246
Selling, general and administrative expenses	33,339	8,392	27,000
Depreciation and amortization	69,891	17,722	19,425

Total operating costs and expenses	$258,607	$67,953	$159,671

Total operating costs and expenses were $258.6 million for the year ended December 31, 2011 as compared to $68.0 million for the three months ended December 31, 2010. The increase of $190.7 million was primarily attributable to the inclusion of a full year of operating expenses in 2011 compared to three months ended December 31, 2010.

Income from operations

The following table presents income from operations by reportable segments.

	Successor		Predecessor
(Dollar amounts in thousands)	Year Ended December 31, 2011	Three months ended December 31, 2010	Nine months ended September 30, 2010
Segment income from operations
Merchant acquiring	$30,258	$5,959	$17,647
Payment processing	45,031	12,088	28,086
Business solutions	36,690	9,561	18,337

Total segment income from operations	111,979	27,608	64,070
Merger related depreciation and amortization and other unallocated expenses (1)	(49,464)	(13,152)	(8,721)

Income from operations	$62,515	$14,456	$55,349

(1)	For the Successor periods primarily represents certain incremental depreciation and amortization expenses generated as a result of the merger, non-recurring compensation and benefits expenses and professional fees. For the Predecessor period primarily represents the elimination of miscellaneous intersegment revenues for services provided by the Payment Processing segment.

Income from operations for the year ended December 31, 2011, excluding Merger related costs of $49.5 million in 2011 (non-recurring transaction and transitions costs, and depreciation and amortization) was $112.0 million as compared to $27.6 million for the three months ended December 31, 2010. The increase of $84.4 million was primarily attributable to the inclusion of a full year of operations in 2011 compared to three months ended December 31, 2010.

See Note 24 of the Notes to Audited Consolidated (Successor) and Combined (Predecessor) Financial Statements for additional information on our reportable segments and for a reconciliation of the income from operations of the segments to the consolidated and combined net income from continuing operations.

Non-operating (expenses) income

	Successor		Predecessor
(Dollar amounts in thousands)	Year Ended December 31, 2011	Three months ended December 31, 2010	Nine months ended September 30, 2010
Non-operating (expenses) income
Interest income	$797	$118	$360
Interest expense	(50,957)	(13,436)	(70)
Earnings of equity method investments	833	—	2,270
Other (expense) income	(18,201)	(36,164)	2,276

Total non-operating (expenses) income	$(67,528)	$(49,482)	$4,836

Non-operating expenses for the year ended December 31, 2011 amounted to $67.5 million, compared to $49.5 million for the three months ended December 31, 2010. The $18.0 million increase was primarily attributable to the inclusion of a full year of interest expense in 2011 compared to three months ended December 31, 2010. Other expenses during 2011 were primarily $14.5 million related to one-time costs of the VRP, $2.2 million related to the refinancing of the senior secured credit facilities in the first quarter of 2011 and a non-recurring, non-cash loss of $1.2 million from the settlement of the derivative related to our acquisition of a 19.99% equity interest in CONTADO in 2011. For the three months ended December 31, 2010 other expenses were one-time costs amounting to $34.8 million associated to the Merger transaction.

Income tax (benefit) expense

	Successor		Predecessor
(Dollar amounts in thousands)	Year Ended December 31, 2011	Three months ended December 31, 2010	Nine months ended September 30, 2010
Income tax (benefit) expense	$(29,227)	$(14,450)	$23,017

Income tax benefit for the year ended December 31, 2011 was mainly due to a reduction in the marginal corporate income tax rate from 39% to 30%, as a result of the tax reform enacted in Puerto Rico on January 31, 2011, which caused a reduction in the Company’s deferred tax liability of $23.8 million. Also, we had a taxable loss of $5.0 million for the year ended December 31, 2011, compared to a taxable loss in 2011 of $0.2 million for the three months ended December 31, 2010. The increase in the taxable loss was primarily attributable to the inclusion of a full year of interest expense and the cost related to the VRP, while 2010 includes only three months of operations and interest expenses.

Comparison of the year ended December 31, 2011 to the nine months ended September 30, 2010 (Predecessor)

Revenues

Total revenues were $321.1 million for the year ended December 31, 2011 as compared to $215.0 million for the nine months ended September 30, 2010. The increase of $106.1 million was primarily attributable to the inclusion of a full year of revenues in 2011 compared to nine months of revenues for the period ended September 30, 2010. Approximately $24.0 million of the remaining growth was attributable to higher sales volume and transactions, higher demand for our outsourcing and banking services and new clients and projects.

The Merchant acquiring segment net revenue increase of $22.2 million was primarily attributable to the inclusion of a full year of revenues in 2011 compared to nine months of revenues for the period ended September 30, 2010. The remaining growth was attributable to higher sales volume of approximately 13%.

The Payment Processing segment revenue increase of $28.9 million was primarily attributable to the inclusion of a full year of revenues in 2011 compared to nine months of revenues for the period ended September 30, 2010. The remaining growth was primarily attributable to higher volume from both existing and new customers in Latin America and the Caribbean.

The Business Solutions segment revenue increase of $55.0 million was primarily attributable to the inclusion of a full year of revenues in 2011 compared to nine months of revenues for the period ended September 30, 2010. The remaining increase was principally driven by higher volumes in our core bank processing and network solutions businesses.

Operating costs and expenses

Total operating costs and expenses for the year ended December 31, 2011 as compared to the nine months ended September 30, 2010 increased by $98.6 million primarily attributable to the inclusion of a full year of operating expenses in 2011 compared to nine months for the period ended December 31, 2010. The remaining increase of $31.0 million was primarily attributable to an increase in depreciation and amortization expenses. The additional depreciation and amortization was the result of purchase price allocation adjustments in connection with the Merger to reflect the fair market value assigned to property and equipment and intangible assets in accordance with purchase accounting.

Income from operations

Income from operations for the year ended December 31, 2011, excluding Merger related costs of $49.5 million in 2011 (non-recurring transaction and transitions costs, and depreciation and amortization) was $112.0 million as compared to $64.0 million for the nine months ended September 30, 2010. The increase of $48.0 million was primarily attributable to the inclusion of a full year of operations in 2011 compared to nine months for the period ended December 31, 2010.

The Merchant Acquiring segment income from operations was $30.3 million for the year ended December 31, 2011, compared to $17.6 million for the nine months ended September 30, 2010. The increase was primarily attributable to the inclusion of a full year of operations in 2011 compared to nine months for the period ended December 31, 2010. The remaining of the growth was attributable to an increase in net revenues resulting from higher sales volume, partially offset by incremental costs.

The Payment Processing segment income from operations was $45.0 million for the year ended December 31, 2011, compared to $28.1 million for the nine months ended September 30, 2010. The increase was primarily attributable to the inclusion of a full year of operations in 2011 compared to nine months for the period ended September 30, 2010. The remaining growth was primarily the result of higher revenues driven by transaction volume growth and new services provided, partially offset by incremental costs to support business growth.

The Business Solutions segment income from operations was $36.7 million for the year ended December 31, 2011, compared to $18.3 million for the nine months ended September 30, 2010. The increase was primarily attributable to the inclusion of a full year of operations in 2011 compared to nine month for the period ended September 30, 2010. The remaining increase was mostly the result of the increase in revenues primarily driven by higher volumes of services as well as the effect of certain cost control initiatives.

Non-operating (expenses) income

Non-operating expenses for the year ended December 31, 2011 amounted to $67.5 million compared a non-operating income of $4.8 million for the nine months ended September 30, 2010. The increase in non-operating expenses for the year ended December 31, 2011 was primarily attributable to the inclusion of a full year of interest expense in 2011 related to the debt issue in connection with the Merger transaction. In addition, other expenses during 2011 were primarily $14.5 million related to one-time costs of the VRP, $2.2 million relating to the refinancing of the senior secured credit facilities in the first quarter of 2011 and a non-recurring, non-cash loss of $1.2 million from the settlement of the derivative related to our acquisition of a 19.99% equity interest in CONTADO in 2011. For the nine months ended September 31, 2010 other income was primarily comprised of a $2.3 million non-recurring gain on the sale of an equity investment.

Income tax (benefit) expense

	Successor	Predecessor
(Dollar amounts in thousands)	Year Ended December 31, 2011	Nine months ended September 30, 2010

Income tax (benefit) expense	$(29,227)	$23,017

Income tax benefit for the year ended December 31, 2011 was mainly due to a reduction in the marginal corporate income tax rate from 39% to 30%, as a result of the tax reform enacted in Puerto Rico on January 31, 2011, which caused a reduction in the Company’s deferred tax liability of $23.8 million. Also, we had a taxable loss of $5.0 million for the year ended December 31, 2011, compared to a taxable income of $60.2 million for the nine months ended September 30, 2010. The taxable loss in 2011 was primarily attributable to the inclusion of full year of interest expense and the costs related to the VRP, while the nine months ended September 30, 2010 does not reflect interest expenses. The interest expense was related to the debt issue in connection with the Merger.

Liquidity and Capital Resources

Liquidity

Our principal source of liquidity is cash generated from operations, while our primary liquidity requirements are the funding of capital expenditures and working capital needs. We also have available a revolving credit facility of $49.3 million as of September 30, 2012, after giving effect to a $0.7 million letter of credit on behalf of ATH Costa Rica, S.A. (“ATH CR”). In addition, our international operations have credit facilities available of approximately $3.9 million in aggregate.

Our primary use of cash is for operating expenses, working capital requirements, capital expenditures and debt service obligations as they become due. Interest expense may increase as a result of the additional debt issued during the second quarter of 2012. Also, we may pay dividends to our stockholders if approved by our Board at its sole discretion and in compliance with EVERTEC, LLC’s debt covenants. On May 9, 2012, we made a cash distribution of $269.8 million to our stockholders. For additional information, see Note 6 of the Notes to Unaudited Consolidated Financial Statements.

Based on our current level of operations, we believe our cash flows from operations and available senior secured revolving credit facility will be adequate to meet our liquidity needs for the next twelve months. However, our ability to fund future operating expenses and capital expenditures and our ability to make scheduled payments of interest, to pay principal on or refinance our indebtedness and to satisfy any other of our present or future debt obligations will depend on our future operating performance, which will be affected by general economic, financial and other factors beyond our control.

Comparison of the nine months ended September 30, 2012 and 2011

The following table presents our cash flows from operations for the nine months ended September 30, 2012 and 2011.

	Nine months ended September 30,
(Dollar amounts in thousands)	2012	2011
Cash provided by operating activities	$69,103	$59,854
Cash used in investing activities	(12,308)	(29,308)
Cash used in financing activities	(62,883)	(26,449)

(Decrease) increase in cash	$(6,088)	$4,907

Cash provided by operating activities for the nine months ended September 30, 2012 increased by $9.2 million when compared to the corresponding period in 2011. Higher cash provided by operating activities in 2012 resulted from an increase in income from operations of $11.2 million and $2.0 million from a premium received from the issuance of additional debt. Cash provided by operating activities for 2011 included a $3.4 million prepayment penalty related to the Company’s debt refinancing.

Cash used in investing activities for the nine months ended September 30, 2012 decreased by $17.0 million when compared to the corresponding 2011 period. In the prior period we acquired an equity interest in CONTADO for $9.2 million and had higher acquisition of intangibles amounting to $6.8 million when compared to the corresponding 2012 period.

Cash used in financing activities for the nine months ended September 30, 2012 consisted of $208.7 million in proceeds from the issuance of additional debt, offset by $2.2 million in debt issuance cost associated with the additional debt and a $269.8 million distribution made to our stockholders. Cash used in financing activities for the nine months ended September 30, 2011 consisted of a repayment of $29.1 million of the senior secured term loan and other liabilities.

Comparison of the year ended December 31, 2011 to the three months ended December 31, 2010 and the nine months ended September 30, 2010 (Predecessor)

The following table presents our cash flows from operations for the year ended December 31, 2011, for the three months ended December 31, 2010 and the nine months ended September 30, 2010.

	Successor		Predecessor
(Dollar amounts in thousands)	Year Ended December 31, 2011	Three months ended December 31, 2010	Nine months ended September 30, 2010
Cash flows from continuing operations
Cash provided by (used in) operating activities	$69,371	$(16,752)	$63,701
Cash (used in) provided by investing activities	(31,747)	(496,598)	16,153
Cash (used in) provided by financing activities	(36,623	539,990	(65,796)

Net increase in cash from continuing operations	1,001	26,640	14,058
Cash provided by discontinued operations	—	—	2,478

Increase in cash	$1,001	$26,640	$16,536

Cash provided by operating activities increased during 2011 primarily due to the net effect of increases in collections and prepaid expenses offset by an increase in payments to suppliers and employees.

For the year ended December 31, 2011, cash used in investing activities consisted of $23.4 million driven by the acquisition of intangibles (software), property and equipment and $9.2 million related to our acquisition of a 19.99% equity interest in CONTADO during the first quarter of 2011. Cash used in investing activities for the three months ended December 31, 2010 was the result of the purchase price for EVERTEC, LLC and related intangibles, and the amount used for payment of transaction costs in connection with the Merger.

Cash used in financing activities for the year ended December 31, 2011 consisted primarily of repayments of $29.1 million of the senior secured credit facility, mainly as a result of a voluntary prepayment of $24.7 million made during the second quarter of 2011, and a repurchase of $9.5 million of the notes made during the fourth quarter of 2011. Cash provided by financing activities for the three months ended December 31, 2010 primarily consists of $557.4 million of proceeds from the issuance of new debt related to the Merger, partly offset by $16.5 million of capitalized debt issuance costs, each related to the Merger. Cash used in financing activities for the nine months ended September 30, 2010 primarily consists of dividends paid to Popular in the amount of $55.7 million.

Capital Resources

Our principal capital expenditures are for computer software (purchased and internally developed) and additions to property and equipment. We invested approximately $13.0 million and $18.6 million for the nine months ended September 30, 2012 and 2011, respectively, and $23.4 million and $41.0 million for the years ended December 31, 2011 and 2010, respectively. Capital expenditures are expected to be funded by cash flows from operations and, if necessary, borrowings under the revolving credit facility.

Financial Obligations

Senior Secured Credit Facilities

In connection with the Merger, on September 30, 2010 EVERTEC, LLC entered into senior secured credit facilities consisting of (1) a $355.0 million six-year term loan facility and (2) a $50.0 million five-year revolving credit facility. The term loan facility was subject to quarterly amortization payments totaling 1% per annum of the original principal amount of the facility, with the balance payable on the final maturity date. As a result of a voluntary repayment made on May 4, 2011, EVERTEC, LLC has no scheduled quarterly amortization payment obligation until the final lump-sum payment at the maturity date. However, the senior secured credit agreement contains certain provisions that may require prepayments as a result of increases in the senior secured leverage ratio. At September 30, 2012, the senior secured leverage ratio was 2.82. If the senior secured leverage ratio at year end is equal to or greater than 2.50x, a 50% prepayment of the excess cash flow generated must be made. If the senior secured leverage ratio is less than or equal to 2.50x and greater than 2.00x, a 25% prepayment of the excess cash flow is required. If the senior secured leverage ratio is less than or equal to 2.00x no prepayments are necessary.

The senior secured credit facilities allow EVERTEC, LLC to obtain, on an uncommitted basis at the sole discretion of participating lenders, an incremental amount of term loan and/or revolving credit facility commitments not to exceed the maximum principal amount of debt that would not cause EVERTEC, LLC’s senior secured leverage ratio to exceed 3.25 to 1.00.

The senior secured revolving credit facility is available for general corporate purposes and includes borrowing capacity available for letters of credit and for short-term borrowings referred to as swing line borrowings. All obligations under the senior secured credit facilities are unconditionally guaranteed by Holdings and, subject to certain exceptions, each of EVERTEC, LLC’s existing and future wholly-owned subsidiaries. All obligations under the senior secured credit facilities, and the guarantees of those obligations, are secured by substantially all of EVERTEC, LLC’s assets and the assets of the guarantors, subject to certain exceptions. Borrowings under the senior secured term loan facility and the revolving credit facility bear interest, at our option, at a rate equal to a margin over either (a) a base rate as defined in the credit agreement or (b) a LIBOR rate.

On March 3, 2011, these senior secured credit facilities were amended to, among other things, reduce the interest rate margins payable on the term loan and revolving loan borrowings, decrease the applicable LIBOR and alternate base rate floors, and increase the amount available for future borrowings under the uncommitted incremental facility. The amendment also modified certain restrictive covenants to provide us generally with additional flexibility. The amendment did not modify the term or the size of the existing credit facilities.

On April 7, 2011, EVERTEC, LLC repaid $1.7 million of borrowings under the term loan using the cash received from Popular in connection with the acquisition of CONTADO as required under the terms of the senior secured credit facilities. In addition, on May 4, 2011, EVERTEC, LLC made a voluntary prepayment of $24.7 million on the term loan. There was no penalty associated with these prepayments.

On May 9, 2012, EVERTEC, LLC entered into an amendment to the agreement governing the senior secured credit facilities to allow, among other things, a restricted payment in an amount not to exceed $270.0 million and certain adjustments to the financial covenant therein. In addition, we borrowed an additional $170.0 million under a secured incremental term loan. As of September 30, 2012, the outstanding balance under the senior secured credit facilities amounted to $483.2 million.

Senior Notes

In connection with the Merger on September 30, 2010, EVERTEC, LLC issued $220.0 million of unsecured 11% senior notes due 2018. EVERTEC, LLC’s existing wholly-owned subsidiaries that guarantee its obligations under the senior secured credit facilities also guarantee the notes. The notes bear interest at a fixed rate of 11.0% per annum and mature on October 1, 2018. The notes are not subject to any mandatory or sinking fund payments. However, under certain circumstances related to change of control or asset sales, EVERTEC, LLC may be required to offer to purchase notes.

On May 7, 2012, EVERTEC, LLC and EVERTEC Finance Corp., as co-issuers, issued $40.0 million aggregate principal amount of 11% senior notes due 2018. These notes constituted “Additional Notes” under the indenture pursuant to which the notes were originally issued on September 30, 2010. In addition, we obtained a consent from the holders of the notes as of the record date of April 27, 2012 to amend the limitation on restricted payments covenant in the indenture in order to allow additional dividend or distribution payments by EVERTEC, LLC in an aggregate amount not to exceed $270.0 million. See Note 25 of the Notes to Notes to Audited Consolidated (Successor) and Combined (Predecessor) Financial Statements for additional information. As of September 30, 2012, the principal outstanding balance of the notes was $250.5 million.

Covenant Compliance

The senior secured credit facilities and the indenture governing the notes contain various restrictive covenants. The senior secured credit facilities require EVERTEC, LLC to maintain on a quarterly basis a specified maximum senior secured leverage ratio. The senior secured leverage ratio as defined in its credit facility (total first lien senior secured debt minus available cash, up to a maximum of $50.0 million, as defined, to Adjusted EBITDA) must be less than 3.85 to 1.0 at September 30, 2012. In addition, the senior secured credit facilities, among other things, restrict EVERTEC, LLC’s ability to incur indebtedness or liens, make investments, declare or pay any dividends to our parent and prepay indebtedness that is junior to such debt. The indenture, among other things: (a) limits EVERTEC, LLC’s ability and the ability of its subsidiaries to incur additional indebtedness, issue certain preferred shares, incur liens, pay dividends or make certain other restricted payments and enter into certain transactions with affiliates; (b) limits EVERTEC, LLC’s ability to enter into agreements that would restrict the ability of its subsidiaries to pay dividends or make certain payments to its parent company; and (c) places restrictions on EVERTEC, LLC’s ability and the ability of its subsidiaries to merge or consolidate with any other person or sell, assign, transfer, convey or otherwise dispose of all or substantially all of our assets. However, all of the covenants in these agreements are subject to significant exceptions. As of September 30, 2012, the senior secured leverage ratio was 2.82 to 1.0.

EVERTEC, LLC has the ability to incur additional debt, subject to limitations imposed by the senior secured credit facilities and the indenture governing the notes. Under the indenture, in addition to specified permitted indebtedness, we will be able to incur additional indebtedness as long as on a pro forma basis our fixed charge coverage ratio (the ratio of Adjusted EBITDA to fixed charges, as defined) is at least 2.0 to 1.0. In this prospectus, we refer to the term “Adjusted EBITDA” to mean EBITDA as so defined and calculated for purposes of determining compliance with the senior secured leverage ratio based on the financial information for the last twelve months at the end of each quarter.

Net Income Reconciliation to EBITDA, Adjusted EBITDA and Adjusted Net Income

We define “EBITDA” as earnings before interest, taxes, depreciation and amortization. We define “Adjusted EBITDA” as EBITDA as further adjusted to exclude unusual items and other adjustments described below. We define “Adjusted Net Income” as net income as adjusted to exclude unusual items and other adjustments described below.

We present EBITDA and Adjusted EBITDA because we consider them important supplemental measures of our performance and believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition, our presentation of Adjusted EBITDA is consistent with the equivalent measurements that are contained in the senior secured credit facilities and the indenture governing the notes in testing EVERTEC, LLC’s compliance with covenants therein such as the senior secured leverage ratio and the fixed charge coverage ratio. We use Adjusted Net Income to measure our overall profitability because it better reflects our cash flow generation by capturing the actual cash taxes paid rather than our tax expense as calculated under GAAP and excludes the impact of the non-cash amortization and depreciation that was created as a result of the Merger. In addition, in evaluating EBITDA, Adjusted EBITDA and Adjusted Net Income, you should be aware that in the future we may incur expenses such as those excluded in calculating them. Further, our presentation of these measures should not be construed as an inference that our future operating results will not be affected by unusual or nonrecurring items.

Some of the limitations of EBITDA, Adjusted EBITDA and Adjusted Net Income are as follows:

•	they do not reflect cash outlays for capital expenditures or future contractual commitments;

•	they do not reflect changes in, or cash requirements for, working capital;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect cash requirements for such replacements;

•	in the case of EBITDA and Adjusted EBITDA, they do not reflect interest expense, or the cash requirements necessary to service interest, or principal payments, on indebtedness;

•	in the case of EBITDA and Adjusted EBITDA, they do not reflect income tax expense or the cash necessary to pay income taxes; and

•

other companies, including other companies in our industry, may not use EBITDA, Adjusted EBITDA and Adjusted Net Income or may calculate EBITDA, Adjusted EBITDA and Adjusted Net Income differently than as presented in this prospectus, limiting their usefulness as a comparative measure.

EBITDA, Adjusted EBITDA and Adjusted Net Income are not measurements of liquidity or financial performance under GAAP. You should not consider EBITDA, Adjusted EBITDA and Adjusted Net Income as alternatives to cash flows from operating activities or any other performance measures determined in accordance with GAAP, as an indicator of cash flows, as a measure of liquidity or as an alternative to operating or net income determined in accordance with GAAP.

A reconciliation of net income to EBITDA Adjusted EBITDA and Adjusted Net Income is provided below.

(Dollar amounts in thousands)	Year ended December 31, 2011	Nine months ended September 30, 2011	Nine months ended September 30, 2012	Twelve months ended September 30, 2012
Net income from continuing operations	$24,214	$19,373	$3,777	$8,618
Income tax (benefit) expense	(29,227)	(30,845)	1,501	3,119
Interest expense, net	50,160	38,605	38,977	50,532
Depreciation and amortization	69,891	51,977	53,517	71,431

EBITDA	115,038	79,110	97,772	133,700
Stand-alone cost savings (a)	2,570	1,850	1,922	2,642
Equity income (b)	635	53	625	1,207
Compensation and benefits (c)	15,970	15,362	3,480	4,088
Pro forma VRP benefits (d)	4,751	4,751	—	—
Transition fees (e)	3,957	3,625	2,525	2,857
Refinancing and new debt issuance costs (f)	2,422	2,209	8,758	8,971
Management fees (g)	2,532	1,896	2,237	2,873
Purchase accounting (h)	(393)	(1,413)	(652)	368
Other (i)	1,636	1,466	788	958

Adjusted EBITDA	$149,118	$108,909	$117,455	$157,664
Pro forma EBITDA adjustments (j)	(4,755)	(4,741)	—	(14)
Operating depreciation and amortization (k)	(28,935)	(21,274)	(23,386)	(31,047)
Cash interest income (expense) (l)	(42,165)	(32,136)	(35,236)	(45,265)
Cash income taxes (m)	(1,638)	(1,556)	(2,130)	(2,212)

Adjusted Net Income	$71,625	$49,202	$56,703	$79,126

(a)	For the year ended December 31, 2011, the nine months ended September 30, 2011 and 2012, and the twelve months ended September 30, 2012, primarily represents reimbursements received for certain software maintenance expenses as part of the Merger.
(b)	Represents CONTADO’s non-cash equity income and cash dividends. See “Certain Relationships and Related Party Transactions—Related Party Transactions after the Closing of the Merger—CONTADO and Serfinsa.” Includes cash dividends from CONTADO of $1.5 million and $0.7 million for the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively, offset by CONTADO’s non-cash equity income of $0.8 million and $0.1 million for the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively.
(c)	For the nine months ended September 30, 2012 mainly represents a one-time payment of $2.2 million as a result of the former CEO’s employment modification agreement. For the twelve months ended September 30, 2012 and 2011 periods mainly represents one-time costs related to the VRP and other adjustments related to non-cash equity based compensation.
(d)	Adjustment represents the pro forma effect of the expected net savings in compensation and benefits related to employees that participated in the VRP offered by EVERTEC, LLC during the third quarter of 2011. The Pro forma was calculated using the actual payroll, benefit and bonus details of the employees participating in the VRP for the 12 month period prior to their termination.

(e)	Primarily relates to professional fees to support additional requirements of a stand-alone entity.
(f)	Represents costs relating to the refinancing of the senior secured credit facilities, the issuance of additional notes in the second quarter of 2012 and costs associated with the distribution made to our stockholders also in the second quarter of 2012.
(g)	Represents the management fee payable to the equity sponsors. See “Certain Relationships and Related Party Transactions—Related Party Transactions in Connection with the Closing of the Merger—Consulting Agreements.”
(h)	Primarily represents the elimination of the effects of purchase accounting in connection with certain customer service and software related arrangements where EVERTEC, LLC receives reimbursements from Popular.
(i)	Primarily relates to salaries and benefits cost savings on positions vacated in 2009 and not replaced, non-recurring additional property taxes assessed by the government in 2010 and certain non-cash and other adjustments permitted under the senior secured credit facilities and the indenture governing the notes.
(j)	Represents the elimination of EBITDA adjustments to reflect the pro forma benefit related to headcount reductions in 2010, post merger stand-alone cost savings and the VRP described in notes (a), (d) and (e) above.
(k)	Represents operating depreciation and amortization expense which excludes amounts generated as a result of the Merger.
(l)	Represents interest expense adjusted to exclude non-cash amortization of the debt issue cost and accretion of discount and premium.
(m)	Represents cash taxes paid for each period presented.

Contractual Obligations

The Company’s contractual obligations as of December 31, 2011 are as follows:

	Payment due by periods
(Dollar amounts in thousands)	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Long term debt(1)(2)	$779,504	$40,546	$80,812	$401,336	$256,810
Operating Leases(3)	15,166	4,851	8,678	1,544	93

Total	$794,670	$45,397	$89,490	$402,880	$256,903

(1)	Long-term debt includes the payments of cash interest (based on interest rates as of December 31, 2011 for variable rate debt) and aggregate principal amount of the senior secured term loan facility and the notes, as well as commitments fees related to the unused portion of the senior secured revolving credit facility, as required under the terms of the long-term debt agreements.
(2)	On March 3, 2011, EVERTEC, LLC entered into a credit agreement amendment concerning the senior secured credit facilities to, among other things, reduce the interest rate payable on loans under the senior secured credit facilities. On April 7, 2011, EVERTEC, LLC repaid $1.7 million of the senior secured term loan using the cash received from Popular in connection with the acquisition of CONTADO as required under the terms of the senior secured credit facilities. In addition, on May 4, 2011, EVERTEC, LLC made a voluntary prepayment of $24.7 million on the senior secured term loan. There was no prepayment penalty. See Note 11 of the Notes to Audited Consolidated (Successor) and Combined (Predecessor) Financial Statements for additional information.
(3)	Includes certain facilities and equipment under operating leases. See Note 23 of the Notes to Audited Consolidated (Successor) and Combined (Predecessor) Financial Statements for additional information regarding operating lease obligations.

Except as described under “Financial Obligations” above, our contractual obligations have not changed materially from those at December 31, 2011.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with GAAP. In connection with the preparation of our financial statements, we are required to make estimates and assumptions about future events, and apply judgments that affect the reported amounts of certain assets and liabilities, and in some instances, the reported amounts of revenues and expenses during the period.

We base our assumptions, estimates, and judgments on historical experience, current events and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. However, because future events are inherently uncertain and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. A summary of significant accounting policies is included in Note 1 of the Notes to Audited Consolidated (Successor) and Combined (Predecessor) Financial Statements appearing elsewhere in this prospectus. We believe that the following accounting estimates are the most critical and they require our most difficult, subjective or complex judgments, resulting for the need to make estimates about this effect of matters that are inherently uncertain.

Revenue and expense recognition

Revenue from information processing and other services is recognized at the time services are rendered, while rental and maintenance service revenue is recognized ratably over the corresponding contractual periods. Revenue from the individual sale of software or hardware not requiring significant modification or customization and the related costs are recognized at the time the software or equipment is installed or delivered. Revenue from contracts to create data processing centers or software that requires significant modifications or customization and the related costs are recognized as project phases are completed and accepted. Project expenses are deferred and recognized when the related income is earned.

Merchant business revenues, primarily comprised of fees charged to the merchant per transaction, are presented net of interchange and assessments charged by the credit and debit card associations and are recognized at the time of sale. Terminal lease or rent agreements provide for a fixed monthly fee charged to each merchant and are recognized as revenue on a monthly basis.

Software and maintenance contracts

Software and maintenance contracts are recorded at cost. Amortization of software and maintenance contracts is computed using the straight-line method and expensed over their estimated useful lives which range from one to five years. Amortization of software packages is included in depreciation and amortization in the consolidated and combined statements of income.

The Company develops software that is used in providing processing services to customers. Capitalized software includes purchased software and capitalized application of internally-developed software. Capitalization of internally developed software occurs only after the preliminary project stage is complete and management estimation that the likelihood of successful development and implementation reaches a provable level. Tasks that are generally capitalized are as follows: (a) system design of a chosen path including software configuration and software interfaces; (b) employee costs directly associated with the internal-use computer software project; (c) software development (coding) and software and system testing and verification; (d) system installation; and (e) enhancements that add function and are considered permanent.

Goodwill and other intangible assets

Goodwill represents the excess of the purchase price and related costs over the value assigned to net assets acquired. Goodwill is not amortized, but is tested for impairment at least annually using a two-step process at each reporting unit level. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired and the second step of the impairment test is unnecessary. If needed, the second step consists of comparing the implied fair value of the reporting unit with the carrying amount of that goodwill. In determining the fair value of a reporting unit, which is based on the nature of the business and reporting unit’s current and expected financial performance, we use a combination of methods, including the income and the market approach. We evaluate the results obtained under each valuation methodology to identify and understand the key value drivers in order to ascertain that the results obtained are reasonable and appropriate under the circumstances.

The income approach is predicated upon the value of the future cash flows that an asset will generate. The process involves a projection of the cash flows that the assets is expected to generate. This requires an analysis of financial information and discussions with marketing, operations, and financial personnel to develop the future income stream attributable to the asset. The next step involves converting these cash flows into a present value equivalent through discounting, using a rate of return, which incorporates for the relevant risk associated with the asset and the time value of money. Under the income approach, we relied on the Discounted Cash Flow method.

Under the market approach, the fair value of an asset reflects the price at which comparable assets are purchased under similar circumstances. Use of the market approach requires that comparable transactions be available, which may include:

•	the recent sales price of the same or similar asset in an arm’s-length transaction; or

•	the market price for the license of the same or similar asset to an independent third party.

A major attraction of the market approach is its simple application when a truly comparable transaction is available. This situation is most commonly found when the acquired asset is widely marketed to third parties. Under these circumstances, the market approach represents the most appropriate approach for determining the fair value of the asset. The primary limitation associated with the market approach is the availability of comparable transactions occurring within a time frame close to the valuation date. Under the market approach, we relied on the Guideline Public Company method.

The computations require management to make estimates and assumptions. Critical assumptions that are used as part of these evaluations include:

•	a selection of comparable publicly traded companies, operating in the same industry, location and size;

•	the discount rate applied to future earnings, based on an estimate weighted average cost of capital;

•	the projected financials for each of the reporting units; and

•	the market growth and new business assumptions.

Trademarks which existed prior to the Merger were deemed to have an indefinite life and were not amortized but tested for impairment using a one-step process which compares the fair value with the carrying amount of the asset. The valuation of the trademarks was performed using a valuation approach called the “relief-from-royalty” method. The basis of the “relief-from-royalty” method is that, by virtue of having ownership of the trademarks and trade names, the entity is relieved from having to pay a royalty, usually expressed as a percentage of revenue for the use of trademark and trade names. The main estimates involved in the valuation of this intangible asset include the determination of an appropriate royalty rate; the revenue projections that are attributable to the use of the intangible, and the discount rate applied to the projected revenues to arrive at the present value of the intangible. In determining that trademarks have an indefinite life, certain variables were considered, including expected cash inflows and legal, regulatory, contractual, competitive, economic, and other factors, which could limit the intangible asset’s useful life.

Other identifiable intangible assets with a definitive useful life are amortized using the straight-line method. These intangibles are evaluated periodically for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable.

Allowance for doubtful accounts

An allowance for doubtful accounts is provided based on the estimated uncollectible amounts of the receivables. The estimate is primarily based on a review of the current status of specific accounts receivable. Receivables are considered past due if full payment is not received by the contractual date. Past due accounts are generally written off against the allowance for doubtful accounts only after all collection attempts have been exhausted.

Share-based compensation

On September 30, 2010, the Holdings board of directors adopted the Carib Holdings, Inc. 2010 Equity Incentive Plan (the “Equity Incentive Plan”) to grant stock options, rights to purchase shares, restricted stock units and other stock-based rights to employees, directors, consultants and advisors of the Company. The Company expenses employee stock-based payments under the fair value method. ASC 718, Compensation-Stock Compensation, which requires compensation cost for the fair value of stock-based payments at the date they are granted to be recognized over the requisite service period. The Company estimates the fair value of stock-based awards, on a contemporaneous basis, at the date they are granted using the Black-Sholes-Merton option pricing model and the Monte Carlo simulation analysis. Option-pricing models require estimates of a number of key valuation inputs including expected volatility, expected dividend yield, expected term and risk-free interest rate.

The fair value of the common stock underlying stock-based awards is determined by the Company’s board of directors using an internal valuation. The board of directors intends all awards to be exercisable at a price per share equal to the per share fair value of the Company’s common stock on the date of the grant. In the absence of a public trading market, management estimates the fair value of the Company’s common stock based on the financial performance of the Company measured using Adjusted EBITDA, calculated using the most recent quarterly information, and an acquisition multiple that management believes is representative of the implied market value for the Company.

See Note 16 of the Notes to Audited Consolidated (Successor) and Combined (Predecessor) Financial Statements appearing elsewhere in this prospectus for details regarding the Company’s share-based compensation.

Income tax

                Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of earnings in the period that includes the enactment date. We recognize the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely to be realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. A deferred tax valuation allowance is established if it is considered more likely than not that all or a portion of the deferred tax asset will not be realized.

All companies within EVERTEC are legal entities which file separate income tax returns. Notwithstanding, a proportionate share of Banco Popular’s income tax expense based upon reportable taxable income using the statutory tax rates in Puerto Rico related to the merchant acquiring business and Ticketpop business has been recorded in the EVERTEC Business Group’s combined financial statements that include the nine months ended September 30, 2010 as required under the separate return method to allocate the intercorporate tax for a carve-out. That allocation is not included in the Company’s income tax returns. No temporary differences that give rise to any deferred tax asset or liability resulted as part of this allocation.

JOBS Act

We qualify as an “emerging growth company,” as such term is defined in the JOBS Act, which was signed into law on April 5, 2012. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period is irrevocable.

The JOBS Act also contains provisions that, among other things, reduce certain reporting requirements for “emerging growth companies.” We are in the process of evaluating the benefits of relying on these reduced reporting requirements.

Off Balance Sheet Arrangements

Currently, we do not have any off balance sheet arrangements.

Debt Repurchases

We have in the past purchased and we or our affiliates in the future may, from time to time, purchase the notes. Any such future purchase may be made through open market or privately negotiated transactions with third parties (who may be our affiliates) or pursuant to one or more tender or exchange offers or otherwise, upon such terms and at such prices as we or any such affiliates may determine. See Note 11 of the Notes to Audited Consolidated (Successor) and Combined (Predecessor) Financial Statements and Note 6 of the Notes to Unaudited Consolidated Financial Statements appearing elsewhere in this prospectus for additional information regarding our past purchases of notes.

Seasonality

EVERTEC’s business generally experiences increased activity during the traditional holiday shopping periods and around other nationally recognized holidays.

Effect of Inflation

While inflationary increases in certain inputs costs, such as occupancy, labor and benefits, and general administrative costs, have an impact on our operating results, inflation has had minimal net impact on our operating results during the last three years, except for our operation in Venezuela which was not acquired as part of the Merger, as overall inflation has been offset by increased selling process and cost reduction actions. We cannot assure you, however, that we will not be affected by general inflation in the future.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks arising from our normal business activities. These market risks principally involve the possibility of change in interest rates that will adversely affect the value of our financial assets and liabilities or future cash flows and earnings. Market risk is the potential loss arising from adverse changes in market rates and prices.

Interest rate risk

We issued fixed and floating-rate debt which is subject to the fluctuations in interest rates in respect of our floating-rate debt. Borrowings under the senior secured credit facilities accrue interest at variable rates but are subject to floors or minimum rates. A 100 basis points increase in the applicable margins over our floor(s) on our debt balances outstanding as of September 30, 2012, under the senior secured credit facilities would increase our annual interest expense by approximately $5.0 million.

Foreign exchange risk

We conduct business in certain countries in Latin America. Some of this business is conducted in the countries’ local currencies. The resulting foreign currency translation adjustments, from operations for which the functional currency is other than the U.S. dollar, are reported in accumulated other comprehensive income (loss) in the consolidated balance sheet, except for highly inflationary environments in which the effects would be included in other operating income in the consolidated statements of income and comprehensive income. At September 30, 2012, the Company had $1.2 million in a favorable foreign currency translation adjustment as part of accumulated other comprehensive income compared to an unfavorable foreign currency translation adjustment of $1.3 million at December 31, 2011.

BUSINESS

Company Overview

EVERTEC is the leading, full-service transaction processing business in Latin America and the Caribbean. We are based in Puerto Rico and provide a broad range of merchant acquiring, payment processing and business process management services across 19 countries in the region. We process over 1.2 billion transactions annually, and manage the electronic payment network for over 4,900 automated teller machines (“ATM”) and over 107,000 point-of-sale (“POS”) payment terminals. According to the July 2012 Nilson Report, we are the largest merchant acquirer in the Caribbean and Central America and the sixth largest in Latin America. We own and operate the ATH network, one of the leading ATM and personal identification number (“PIN”) debit networks and financial services brands in Latin America. In addition, we provide a comprehensive suite of software and services for core bank processing, cash processing and technology outsourcing in the regions we serve. We serve a broad and diversified customer base of leading financial institutions, merchants, corporations and government agencies with ‘mission critical’ technology solutions and we believe that our business is well positioned to continue to expand across the fast growing Latin American region.

We are differentiated, in part, by our diversified business model, which enables us to provide our varied customer base with a broad range of transaction processing services from a single source across numerous channels and geographic markets. We believe this single source capability provides several competitive advantages which will enable us to continue to penetrate our existing customer base with new, complementary services, win new customers, develop new sales channels and enter new markets. We believe these competitive advantages include:

•	Our ability to package and provide a range of services across our customers’ business that often need to be sourced from different vendors;

•	Our ability to serve customers with disparate operations in several geographies with a single integrated technology solution that enables them to manage their business as one enterprise; and

•

Our ability to capture and analyze data across the transaction processing value chain to provide value-added services that are differentiated from those offered by pure play vendors that offer a single product.

Our broad suite of services span the entire transaction processing value chain and include a range of front-end customer facing solutions as well as back-end support services. These include: (i) merchant acquiring services, which enable POS and e-commerce merchants to accept and process electronic methods of payment such as debit, credit, prepaid and electronic benefits transfer (“EBT”) cards; (ii) payment processing services, which enable financial institutions and other issuers to manage, support and facilitate the processing for credit, debit, prepaid, ATM and EBT card programs; and (iii) business process management solutions, which provide ‘mission critical’ technology solutions such as core bank processing, as well as information technology (“IT”) outsourcing and cash management services to financial institutions, enterprises and governments. We provide these services through a highly scalable, end-to-end technology platform that we manage and operate in-house. Our platform provides us with the broad range of capabilities, flexibility and operating leverage that enable us to innovate and develop new services, differentiate ourselves in the marketplace and generate significant operating efficiencies to continue to maximize profitability.

We sell and distribute our services primarily through a proprietary direct sales force with strong customer relationships. We are also increasingly building a variety of indirect sales channels which enable us to leverage the distribution capabilities of partners in adjacent markets, including value-added resellers, joint ventures and merchant acquiring alliances. Given our breadth across the transaction processing value chain, our customer base is highly diversified by size, type and geographic footprint.

We benefit from an attractive business model, which is characterized by recurring revenue, significant operating margins and low capital expenditure requirements. Our revenue is recurring in nature because of the mission-critical and embedded nature of the services we provide, the high switching costs associated with these services and the multi-year contracts we negotiate with our customers. Our scalable business model creates significant operating efficiencies. In addition, our business model enables us to continue to grow our business organically without significant additional capital expenditures.

We generate revenues based primarily on transaction fees paid by our merchants and financial institutions in our Merchant Acquiring and Payment Processing segments and on transaction fees or fees based on number of accounts on file in our Business Solutions segment. Our total revenues increased from $276.3 million for the year ended December 31, 2009 to $321.1 million for the year ended December 31, 2011, representing a compound annual growth rate (“CAGR”) of 7.8%. Our Adjusted EBITDA (as defined below in Note 2 to “Summary—Summary Historical Consolidated and Combined Financial Data”) increased from $117.6 million for the year ended December 31, 2009 to $149.1 million for the year ended December 31, 2011, representing a CAGR of 12.6%. Our Adjusted Net Income (as defined below in Note 2 to “Summary—Summary Historical Consolidated and Combined Financial Data”) increased from $58.2 million for the year ended December 31, 2009 to $71.6 million for the year ended December 31, 2011, representing a CAGR of 10.9%.

History and Separation from Popular

We have a 25 year operating history in the transaction processing industry. Prior to the Merger on September 30, 2010, EVERTEC, LLC was 100% owned by Popular, Inc. (“Popular”), the largest financial institution in the Caribbean, and operated substantially as an independent entity within Popular. In September 2010, Apollo Global Management, LLC, a leading private equity investor, acquired a 51% interest in EVERTEC and shortly thereafter, we began the transition to a separate, stand-alone entity. As a stand-alone company, we have made substantial investments in our technology and infrastructure, recruited various senior executives with significant transaction processing experience in Latin America, enhanced our profitability through targeted productivity and cost savings actions and broadened our footprint beyond the markets historically served.

We continue to benefit from our relationship with Popular. Popular is our largest customer, acts as one of our largest merchant referral partners and sponsors us with the card associations (such as Visa or MasterCard), enabling merchants to accept these card associations’ credit card transactions. Popular also provides merchant sponsorship as one of the participants of the ATH network, enabling merchants to connect to the ATH network and accept ATH debit card transactions. We provide a number of critical products and services to Popular, which are governed by a 15-year Amended and Restated Master Services Agreement (the “Master Services Agreement”) that runs through 2025. For more information on the Master Services Agreement and other related agreements, see “Certain Relationships and Related Party Transactions—Related Party Transactions in Connection with the Closing of the Merger.”

Industry Trends

Shift to Electronic Payments

The ongoing migration from cash, check and other paper methods of payment to electronic payments continues to benefit the transaction processing industry globally. This migration is driven by factors including customer convenience, marketing efforts by financial institutions, card issuer rewards and the development of new forms of payment. We believe that the penetration of electronic payments in the markets where we principally operate is significantly lower relative to more mature U.S. and European markets and that this ongoing shift will continue to generate substantial growth opportunities for our business.

Fast Growing Latin American and Caribbean Financial Services and Payments Markets

Currently, the adoption of banking products, including electronic payments, in the Latin American and Caribbean region is lower relative to the mature U.S. and European markets. As these markets continue to evolve and grow, the emergence of a larger and more sophisticated consumer base will influence and drive an increase in card and electronic payments usage. According to the November 2011 and May 2012 Nilson Reports, the Latin American payments market is projected to continue to grow at a CAGR of 23.0% through 2015 (as illustrated in the chart below) and represents the second fastest growing market in the world.

We believe that the attractive characteristics of our markets and our leadership positions across multiple services and sectors will continue to drive growth and profitability in our businesses.

Ongoing Technology Outsourcing Trends

Financial institutions globally are facing unique challenges including the entrance of non-traditional competitors, the compression of margins on traditional products, significant channel proliferation and increasing regulation that could potentially curb profitability. Many of these institutions have traditionally fulfilled their IT needs through legacy computer systems, operated by the institution itself. Legacy systems are generally highly proprietary, inflexible and costly to operate and maintain and we believe the trend to outsource in-house technology systems and processes by financial institutions will continue. According to estimates published by Gartner Dataquest Market Statistics in April 2012, the banking and securities sector in Latin America is forecasted to have $30 billion of annual IT expenditures by 2016. We believe our ability to provide integrated, open, flexible, customer-centric and efficient IT products and services cater to the evolving needs of our customers, particularly for small- and mid-sized financial institutions in the Latin American markets in which we operate.

Industry Innovation

The electronic payments industry experiences ongoing technology innovation. Emerging payment technologies such as prepaid cards, contactless payments, payroll cards, mobile commerce, online “wallets” and innovative POS devices facilitate the continued shift away from cash, check and other paper methods of payment. According to the 2012 World Payments Report, the number of online payments for e-commerce activities and number of payments using mobile devices are projected to grow at compound annual growth rates of 20.0% and 52.7%, respectively from 2009 to 2013. The increasing demand for new and flexible payment options catering to a wider range of consumer segments is driving growth in the electronic payment processing sector.

Our Competitive Strengths

Market Leadership in Latin America and the Caribbean

We believe we have an inherent competitive advantage relative to U.S. competitors based on our ability to locally leverage our infrastructure, as well as our first-hand knowledge of the Latin American and Caribbean markets, language and culture. We have built leadership positions across the transaction processing value chain in the geographic markets that we serve, which we believe will enable us to continue to penetrate our core markets and provide advantages to enter new markets. According to the July 2012 Nilson Report, we are the sixth largest merchant acquirer in Latin America and the largest in the Caribbean and Central America. We own and operate the ATH network, one of the leading ATM and PIN debit networks and financial services brands in Latin America. The ATH network processed over 625 million transactions in 2011, making ATH branded products the most frequently used electronic method of payment in Puerto Rico, exceeding the total volume of Visa, MasterCard, American Express and Discover, combined. Given our scale and customer base of top tier financial institutions and government entities, we believe we are the leading card issuer and core bank processor in the Caribbean and the only non-bank provider of cash processing services to the U.S. Federal Reserve. We believe our competitive position and strong brand recognition increases card acceptance, driving usage of our proprietary network, and presents opportunities for future strategic relationships.

Diversified Business Model Across the Transaction Processing Value Chain

Our leadership position in the region is driven in part by our diversified business model which provides the full range of merchant acquiring, payment processing and business solutions services to financial institutions, merchants, corporations and government agencies across different geographies. We offer end-to-end technology solutions through a single provider and we have the ability to tailor and customize the features and functionality of all our products and services to the specific requirements of our customers in various industries and across geographic markets. We believe the breadth of our offerings enables us to penetrate our customer base from a variety of perspectives and positions us favorably to cross-sell our other offerings over time. For example, we may host a client’s electronic cash register software (part of the Business Solutions segment), acquire transactions that originate at that electronic cash register (part of the Merchant Acquiring segment), route the transaction through the ATH network (part of the Payment Processing segment), and finally settle the transaction between the client and the issuer bank (part of the Payment Processing segment). In addition, we can serve customers with disparate operations in several geographies with a single integrated technology solution that enables them to access one processing platform and manage their business as one enterprise. We believe these services are becoming increasingly complementary and integrated as our customers seek to capture, analyze and monetize the vast amounts of data that they process across their enterprises. As a result, we are able to capture significant value across the transaction processing value chain and believe that this combination of attributes represents a differentiated value proposition vis-à-vis our competitors who have a limited product and service offering.

Broad and Deep Customer Relationships and Recurring Revenue Business Model

We have built a strong and long-standing portfolio of top tier financial institution, merchant, corporate and government customers across Latin America and the Caribbean, which provide us with a reliable, recurring revenue base and powerful references that have helped us expand into new channels and geographic markets. Customers representing approximately 99% of our 2010 revenue continued to be customers in 2011, due to the mission-critical and embedded nature of the services provided and the high switching costs associated with these services. Our Payment Processing and Merchant Acquiring segments as well as certain business lines representing the majority of our Business Solutions segment, generate recurring revenue streams that collectively accounted for approximately 85% of our total revenues in 2011. Additionally, we entered into an exclusive 15-year Master Services Agreement with Popular on September 30, 2010. We provide a number of critical payment processing and business solutions products and services to Popular and benefit from the bank’s distribution network and continued support. Through our long-standing and diverse customer relationships, we are able to gain valuable insight into trends in the marketplace that allows us to identify new market opportunities. In addition, we believe the recurring nature of our business model provides us with significant revenue and earnings stability.

Highly Scalable, End-to-End Technology Platform

Our diversified business model is supported by our highly scalable, end-to-end technology platform which allows us to provide a full range of transaction processing services and develop and deploy a broad suite of technology solutions to our customers at low incremental costs and increasing operating efficiencies. We have spent over $135 million over the last five years on technology investments to continue to build the capacity and functionality of our platform and we have been able to achieve attractive economies of scale with flexible product development capabilities. We have a proven ability to seamlessly leverage our existing platforms to develop new products and services and expand in new markets. We believe that our platform will increasingly allow us to provide differentiated services to our customers and facilitate further expansion into new sales channels and geographic markets.

Experienced Management Team with a Strong Track Record of Execution

We have grown our revenue organically by introducing new products and services and expanding our geographic footprint throughout Latin America. We have a proven track record of creating value from operational and technology improvements and capitalizing on cross-selling opportunities. We have combined new leadership at EVERTEC, bringing many years of industry experience, with long-standing leadership at the operating business level. In 2012, Peter Harrington, former President of Latin America and Canada for First Data Corporation, joined our management team as our President and Chief Executive Officer. Also, in 2012, Philip Steurer, former Senior Vice President of Latin America for First Data Corporation, joined our management team as our Chief Operating Officer. Mr. Harrington and Mr. Steurer both have extensive experience managing and growing transaction processing businesses in Latin America as well as North America, Asia and Europe. In addition, we successfully executed our separation from Popular, transitioning EVERTEC from a division of a larger company to a stand-alone entity with public company best practices. Instrumental to this transition was our Chief Financial Officer Juan J. Roman, former CFO of Triple-S Management, a publicly listed insurance company. Collectively our management team benefits from an average of over 20 years of industry experience and we believe they are well positioned to continue to drive growth across business lines and regions.

Our Growth Strategy

We intend to grow our business by continuing to execute on the following business strategies:

Continue Cross-Sales to Existing Customers

We seek to grow revenue by continuing to sell additional products and services to our existing merchant, financial institution, corporate and government customers. We intend to broaden and deepen our customer relationships by leveraging our full suite of end-to-end technology solutions. For example, we believe that there is significant opportunity to cross-sell our network services, ATM point-of-sale processing and card issuer processing services to our over 180 existing financial institution customers, particularly in markets outside of Puerto Rico. We will also seek to continue to cross-sell value added services into our existing merchant base of over 27,000 locations.

Leverage Our Franchise to Attract New Customers in the Markets We Currently Serve

We intend to attract new customers by leveraging our comprehensive product and services offering, the strength of our brand and our leading end-to-end technology platform. Furthermore, we believe we are uniquely positioned to develop new products and services to take advantage of our access to and position in markets we currently serve. For example, in markets we serve outside of Puerto Rico, we believe there is a significant opportunity to penetrate small to medium financial institutions with our products and services, as well as to penetrate governments with offerings such as EBT.

Expand in the Latin American Region

We believe there is substantial opportunity to expand our businesses in the Latin American region. We believe that we have a competitive advantage relative to U.S. competitors based on our ability to locally leverage our infrastructure, breadth of products and services as well as our first-hand knowledge of Latin American markets, language and culture. Significant growth opportunities exist in a number of large markets such as Colombia, México, Chile and Argentina. We also believe that there is an opportunity to provide our services to existing financial institution customers in other regions where they operate. Additionally, we continually evaluate our strategic plans for geographic expansion, which can be achieved through joint ventures, partnerships, alliances or strategic acquisitions.

Develop New Products and Services

Our experience with our customers provides us with insight into their needs and enables us to continuously develop new transaction processing services. We plan to continue growing our merchant, financial institution, corporate and government customer base by developing and offering additional value-added products and services to cross-sell along with our core offerings. We intend to continue to focus on these and other new product opportunities in order to take advantage of our leadership position in the transaction processing industry in the Latin American and Caribbean region.

Pursue Acquisitions

We intend to evaluate select acquisition opportunities to expand geographically as well as broaden our product and services offerings.

Our Business

We offer our customers full end-to-end products and solutions across the transaction processing value chain from a single source across numerous channels and geographic markets, as described below.

Merchant Acquiring

According to the July 2012 Nilson Report, we are the largest merchant acquirer in the Caribbean and Central America and the sixth largest in Latin America. Our Merchant Acquiring business provides services that allow merchants at over 27,000 locations to accept electronic methods of payment such as debit, credit, prepaid and EBT cards carrying the ATH, Visa, MasterCard, Discover and American Express brands. Our full suite of merchant support services includes, but is not limited to, sales and deployment of POS devices and other equipment necessary to capture merchant transactions, front-end authorization processing at the merchant, settlement and funding processing with the participating financial institution and customer support. In 2011, our Merchant Acquiring business processed over 280 million transactions.

Our Merchant Acquiring business generated $62.0 million, or 19.3%, of total revenues and $30.3 million, or 27.0%, of total segment income from operations for the year ended December 31, 2011.

Payment Processing

We are the largest card processor and network services provider in the Caribbean. We provide an innovative and diversified suite of payment processing products and services to blue chip regional and global corporate customers, government agencies, and financial institutions across Latin American and the Caribbean.

We own and operate the ATH network, one of the leading ATM and PIN debit networks and financial services brands in Latin America. The ATH network provides switching and settlement of ATM and POS transactions and connects consumers who use ATH cards at participating merchants, POS terminals or ATMs to payment, ATM and card processors and, finally, to financial institutions and government participants for authorization and/or settlement, similar to services provided by Visa and MasterCard. The ATH network processed over 625 million transactions in 2011. Over 70% of all ATM transactions and over 80% of all debit transactions in Puerto Rico are processed over the ATH network.

In addition to our network services, we also provide POS processing and terminal driving solutions as well as the sale and rental of POS devices to customers in the Latin American and Caribbean corridor. Our services include payment and related information routing, authorization, and settlement as well as ATM management and monitoring. We currently manage the electronic payment network for over 4,900 ATMs and over 107,000 POS terminals in the region and are continuously certifying new machines and devices to expand this reach.

We offer an array of card processing services as well as products which allow different forms of payment, internet and mobile banking software services, bill payment systems and EBT solutions.

Financial institutions and certain retailers outsource to us certain card processing services such as card issuance, processing card applications, cardholder account maintenance, transaction authorization and posting, fraud and risk management services, and settlement. Our payment products include electronic check processing, automated clearing house (“ACH”), lockbox, online, interactive voice response and web-based payments through personalized websites, among others.

We have been the only provider of EBT services to the Puerto Rican government since 1998, processing approximately $2.5 billion in volume annually. Our EBT application allows certain agencies to deliver government benefits to participants through a magnetic card system and serves over 850,000 active participants.

Our Payment Processing business accounted for $85.7 million, or 26.7%, of total revenues and $45.0 million, or 40.2%, of total segment income from operations for the year ended December 31, 2011.

Business Solutions

We provide our customers with a full suite of business process management solutions including specifically core bank processing, network hosting and management, IT consulting services, business process outsourcing, item and cash processing, and fulfillment. In addition, we believe we are the only non-bank provider of cash processing services to the U.S. Federal Reserve in the Caribbean.

Our Business Solutions business accounted for $173.4 million, or 54.0%, of total revenues and $36.7 million, or 32.8%, of total segment income from operations for the year ended December 31, 2011.

Competition

Competitive factors impacting the success of our services include the quality of the technology-based application or service, application features and functions, ease of delivery and integration, ability of the provider to maintain, enhance, and support the applications or services, and price. We believe that we compete favorably in each of these categories. In addition, we believe that our relationship with Banco Popular, large market share and financial institution industry expertise, combined with our ability to offer multiple applications, services and integrated solutions to individual customers, enhances our competitiveness against companies with more limited offerings.

In Merchant Acquiring, we compete with several other service providers and financial institutions, including Vantiv, Inc., First Data Corporation, Global Payment Inc., Elavon, Inc., Sage Payment Solutions and some local banks. Also, the card associations and payment networks are increasingly offering products and services that compete with ours. The main competitive factors are price, brand awareness, strength of the relationship with financial institutions, system functionality, service capabilities and innovation. Our business is also impacted by the expansion of new payment methods and devices, card association business model expansion, and bank consolidation.

In Payment Processing, we compete with several other third party card processors and debit networks, including First Data Corporation, Fidelity National Information Services, Inc., Fiserv, Inc., Total System Services, Inc., Vantiv, Inc. and Global Payment Inc. Also, the card associations and payment networks are increasingly offering products and services that compete with our products and services. The main competitive factors are price, system performance and reliability, system functionality, security, service capabilities and disaster recovery and business continuity capabilities.

In Business Solutions, our main competition includes internal technology departments within financial institutions, retailers, data processing or software development departments of large companies and/or large computer manufacturers. Main competitive factors are price, system performance and reliability, system functionality, security, service capabilities, and disaster recovery and business continuity capabilities.

Intellectual Property

We own numerous registrations for several trademarks in different jurisdictions and own or have licenses to use certain software and technology, which are critical to our business and future success. For example, we own the

ATH and EVERTEC trademarks, which are associated by the public, financial institutions and merchants with high quality and reliable electronic commerce, payments, and debit network solutions and services. Such goodwill allows us to be competitive, retain our customers, and expand our business. Further, we also use a combination of proprietary software, including software that we own and technology and software licensed from Popular and other third parties to operate our business and deliver secure and reliable products and services to our customers.

We protect our intellectual property rights by securing trademark and copyright registrations as well as applying for patents in the relevant jurisdictions. We also protect proprietary know-how and trade secrets through company confidentiality policies, licenses, programs, and contractual agreements.

For a description of our arrangements with Popular regarding intellectual property, see “Certain Relationships and Related Party Transactions.”

Employees

As of September 30, 2012, we employed 1,529 persons in 6 countries throughout Latin America and the Caribbean. Of the total number of employees, 1,184 were employed in Puerto Rico and 345 in Latin America and the Caribbean. None of our employees are subject to collective bargaining agreements, and we consider our relationships with our employees to be good. We have not experienced any work stoppages.

Government Regulation and Payment Network Rules

Oversight by the Federal Reserve

Popular is a bank holding company that has elected to be treated as a financial holding company under the provisions of the Graham-Leach-Bliley Act of 1999. Because of Popular’s ownership interest in us, we are subject to oversight by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) and our activities are subject to several related significant restrictions.

Transactions with Affiliates

There are various restrictions on our ability to borrow from, and engage in certain other transactions with, Popular’s bank subsidiaries, Banco Popular and Banco Popular North America (“BPNA”). In general, Sections 23A and 23B of the Federal Reserve Act and the Federal Reserve Board’s Regulation W require that any “covered transaction” that we enter into with Banco Popular or BPNA (or any of their respective subsidiaries), as the case may be, must be secured by designated amounts of specified collateral and must be limited to 10% of Banco Popular’s or BPNA’s, as the case may be, capital stock and surplus. In addition, all “covered transactions” between Banco Popular or BPNA, on the one hand, and Popular and all of its subsidiaries and affiliates (which for these purposes includes EVERTEC, LLC) on the other hand, must be limited to 20% of Banco Popular’s or BPNA’s, as the case may be, capital stock and surplus. “Covered transactions” are defined by statute to include a loan or extension of credit, as well as a purchase of securities issued by an affiliate, a purchase of assets (unless otherwise exempted by the Federal Reserve Board) from the affiliate, the acceptance of securities issued by the affiliate as collateral for a loan, and the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate.

In addition, Section 23B and Regulation W require all transactions between us and either Banco Popular or BPNA be on terms and conditions, including credit standards, that are substantially the same or at least as favorable to Banco Popular or BPNA, as the case may be, as those prevailing at the time for comparable transactions involving other non-affiliated companies or, in the absence of comparable transactions, on terms and conditions, including credit standards, that in good faith would be offered by Banco Popular or BPNA to, or would apply to, non-affiliated companies.

Permissible Activities

As a result of Popular’s ownership interest in us, we are considered to be a foreign subsidiary of a bank holding company under the Federal Reserve Board’s regulations. Consequently, we rely on the authority granted under the Federal Reserve Board’s Regulation K to conduct our data processing, management consulting and related activities outside the United States. Furthermore, before our predecessor was acquired by Popular, it was engaged in certain activities that are not otherwise permissible for a foreign subsidiary under the banking regulations. We continue to engage in such activities pursuant to authority under the Federal Reserve Board’s Regulation K, which allows a bank holding company to retain, in the context of an acquisition of a going concern, such otherwise impermissible activities if they account for not more than 5% of either the consolidated assets or consolidated revenues of the acquired organization.

Regulatory Reform and Other Legislative Initiatives

The payment card industry has come under increased scrutiny from lawmakers and regulators. In July 2010, the Dodd-Frank Act was signed into law in the United States. The Dodd-Frank Act sets forth significant structural and other changes to the regulation of the financial services industry and establishes a new agency, the Bureau of Consumer Financial Protection, to regulate consumer financial products and services (including many offered by us and by our customers). In addition, the Durbin Amendment imposes new restrictions on card networks and debit card issuers. More specifically, the Durbin Amendment provides that interchange transaction fees that a card issuer may receive or charge for an electronic debit transaction must be “reasonable and proportional” to the cost incurred by the card issuer in processing the transaction.

The Federal Reserve Board adopted the final regulations on June 22, 2011. The final regulations (a) set a cap on debit transaction interchange fees to $.21 + 5 bps + $.01 (as a fraud adjustment for issuers that have in place policies and measures to address fraud); (b) require that issuers must enable two unaffiliated payment card networks on their debit cards without regard to authentication method; and (c) prohibit card issuers and payment card networks from entering into exclusivity arrangements for debit card processing and restricts card issuers and payment networks from inhibiting the ability of merchants to direct the routing of debit card transactions over networks of their choice. The final regulations also allows merchants to set minimum dollar amounts (currently, not to exceed $10) for the use of a credit card and provide discounts to consumers who pay with various payment methods, such as cash (which two practices previously violated applicable payment card network rules).

We are currently analyzing the Federal Reserve Board’s final regulations described above. To date, the Durbin Amendment has had mixed implications for our business, but the overall net impact has been positive. However, we cannot be certain that this trend will continue, and we believe that any future impact (positive or negative) resulting from the Durbin Amendment is uncertain due to the competitive landscape in which we operate. In addition to the Dodd-Frank Act, from time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory agencies. Such initiatives may include proposals to diminish the powers of bank holding companies and their affiliates. Such legislation could change banking statutes and our operating environment in substantial and unpredictable ways. If enacted, such legislation could increase the cost of doing business or limit permissible activities. We cannot predict whether any such legislation will be enacted, and, if enacted, the effect that it, or any implementing regulations, would have on our financial condition or results of operations.

Other Government Regulations

In addition to oversight by the Federal Reserve Board, our services are subject to a broad range of complex federal, state, Puerto Rico and foreign regulation, including privacy laws, international trade regulations, the Bank Secrecy Act, anti-money laundering laws, the U.S. Internal Revenue Code, the PR Code, the Employee Retirement Income Security Act, the Health Insurance Portability and Accountability Act and other Puerto Rico laws and regulations. Failure of our services to comply with applicable laws and regulations could result in restrictions on our ability to provide them, as well as the imposition of civil fines and/or criminal penalties. The principal areas of regulation (in addition to oversight by the Federal Reserve Board) that impact our business are described below.

Privacy

We and our financial institution clients are required to comply with various state, federal and foreign privacy laws and regulations, including those imposed under the Gramm-Leach-Bliley Act and the Health Insurance Portability and Accountability Act. These regulations place restrictions on the use of non-public personal information. All financial institutions must disclose detailed privacy policies to their customers and offer them the opportunity to direct the financial institution not to share information with third parties. The regulations, however, permit financial institutions to share information with non-affiliated parties who perform services for the financial institutions. These laws also impose requirements for safeguarding personal information through the issuance of data security standards or guidelines. Certain state laws impose similar privacy obligations, as well as, in certain circumstances, obligations to provide notification to affected individuals, states officers and consumer reporting agencies, as well as businesses and governmental agencies that own data, of security breaches of computer databases that contain personal information. In addition, State and Federal government agencies have been contemplating or developing new initiatives to safeguard privacy and enhance data security. As a provider of services to financial institutions, we are required to comply with the privacy regulations and are bound by the same limitations on disclosure of the information received from our customers as apply to the financial institutions themselves. See “Risk Factors—Risks Related to Our Business—Security breaches or our own failure to comply with privacy regulations and industry security requirements imposed on providers of services to financial institutions and card processing services could harm our business by disrupting our delivery of services and damaging our reputation.”

Anti-Money Laundering and Office of Foreign Assets Control Regulation

Because of Popular’s ownership interest in EVERTEC and because we provide data processing services to both foreign and domestic financial institutions, we are required to comply with certain anti-money laundering and terrorist financing laws and economic sanctions imposed on designated foreign countries, nationals and others. Specifically, we must adhere to the requirements of the Bank Secrecy Act regarding processing and facilitation of financial transactions. Furthermore, as a data processing company that provides services to foreign parties and facilitates financial transactions between foreign parties, we are obligated to screen all transactions for compliance with the sanctions programs administered by OFAC. These regulations prohibit us from entering into or facilitating a transaction that involves persons, governments, or countries designated by the U.S. Government under one or more sanctions regimes.

A major focus of governmental policy in recent years has been aimed at combating money laundering and terrorist financing. Preventing and detecting money laundering, and other related suspicious activities at their earliest stages warrants careful monitoring. The Bank Secrecy Act, along with a number of other anti-money laundering laws, imposes various reporting and record-keeping requirements concerning currency and other types of monetary instruments. Actions, such as structuring transactions to avoid Bank Secrecy Act and anti-money laundering law reporting requirements, failing to prepare or file required reports, preparing inaccurate reports, money laundering, attempted money laundering, and advising customers in any of these activities are violations or potential violations of law. These laws and regulations impose obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for us.

The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. The OFAC-administered sanctions targeting countries take many different forms. Generally, however, they contain one or more of the following elements: (1) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports of goods or services from and exports to a sanctioned country and prohibitions on “U.S. persons” engaging in financial transactions relating to making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (2) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (e.g., property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious legal and reputational consequences.

FCPA and Other

As a data processing company that services both foreign and domestic clients, our business activities in foreign countries, and in particular our transactions with foreign governmental entities, subject us to the anti-bribery provisions of the FCPA. Pursuant to applicable anti-bribery laws, our transactions with foreign government officials and political candidates are restricted. Finally, in the course of business with foreign clients and subsidiaries, we export certain software and hardware that is controlled by the Export Administration Regulations from the United States to the foreign parties. Together, these regulations place restrictions on who we can transact with, what transactions may be facilitated, how we may operate in foreign jurisdictions, and what we may export to foreign countries.

Association and Network Rules

We and certain of our subsidiaries are members of or certified processors for several card associations and payment networks, including the ATH network, MasterCard, Visa, American Express, Discover and numerous debit and EBT networks in connection with the services we provide to our customers. As such, we are subject to applicable card association and network rules, which could subject us to a variety of fines or penalties that may be levied by the card associations or networks for certain acts and/or omissions by us, our acquirer customers, processing customers and/or merchants. We are also subject to network operating rules promulgated by the National Automated Clearing House Association relating to payment transactions processed by us using the Automated Clearing House Network and to various government laws regarding such operations, including laws pertaining to EBT.

Geographic Concentration

Our revenue composition by geographical area is based on two categories: Latin America and the Caribbean. Latin America includes, among others, Costa Rica, México, Guatemala and Panamá. The Caribbean includes Puerto Rico, the Dominican Republic and Virgin Islands, among others. See Note 24 of the Notes to Audited Consolidated (Successor) and Combined (Predecessor) Financial Statements appearing elsewhere in this prospectus for additional information.

Legal Proceedings

We are defendants in various lawsuits or arbitration proceedings arising in the ordinary course of business. Management believes, based on the opinion of legal counsel, that the aggregated liabilities, if any, arising from such actions will not have a material adverse effect on the financial condition or results of operations of the Company.

Property

Our principal operations are conducted in Puerto Rico. Our principal executive offices are located at Cupey Center Building, Road 176, Kilometer 1.3, San Juan, Puerto Rico 00926.

We own one property in Costa Rica, in the province of San Jose, which is used by our Costa Rican subsidiaries for their Payment Processing businesses. We also lease space in 12 other locations across Latin America and the Caribbean, including our headquarters in San Juan, Puerto Rico and various data centers and office facilities to meet our sales and operating needs. We believe that our properties are in good operating condition and adequately serve our current business operations. We also anticipate that suitable additional or alternative space, including those under lease options, will be available at commercially reasonable terms for future expansion.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding the individuals who currently serve as our executive officers and members of our Board as of December 1, 2012.

Name	Age	Title
Peter Harrington	52	President and Chief Executive Officer
Juan J. Román	47	Executive Vice President and Chief Financial Officer
Philip E. Steurer	43	Executive Vice President and Chief Operating Officer
Carlos J. Ramírez	51	Executive Vice President, Head of Business Solutions & Transaction Processing Sales
Miguel Vizcarrondo	39	Executive Vice President, Head of Merchant Acquiring Business & ATH Network
Luis G. Alvarado	48	Senior Vice President, Head of Sales for Latin America
Jorge R. Hernández	47	Senior Vice President, Head of ATH Network
Marc E. Becker	40	Chairman of the Board and Director
Félix M. Villamil	50	Vice Chairman of the Board and Director
Jorge Junquera	64	Director
Nathaniel J. Lipman	48	Director
Matthew H. Nord	33	Director
Richard L. Carrión Rexach	60	Director
Néstor O. Rivera	66	Director
Scott I. Ross	32	Director
Thomas M. White	55	Director

Peter Harrington has been our President and Chief Executive Officer (“CEO”) since April 17, 2012 and EVERTEC, LLC’s President and Chief Executive Officer since February 22, 2012. Prior to joining EVERTEC, Mr. Harrington served as President of Latin America and Canada for First Data Corporation, a merchant acquiring and payment processing company (“First Data”), from 2002 to 2008. Prior to that role, Mr. Harrington served as President of PaySys International, Inc., a wholly owned subsidiary of First Data. Mr. Harrington joined First Data in 1998 as the Director of European Operations. Prior to joining First Data, he was a Managing Director responsible for the card processing business of EDS Africa, a subsidiary of Electronic Data Systems. Mr. Harrington also managed lending and credit card operations at The Massachusetts Company (a subsidiary of Travelers Insurance Company) and Fleet National Bank. In 2009, Mr. Harrington founded a consulting business focused on the payments industry where he consulted for major international payment companies and leading private equity firms operating in Canada and Latin America.

Juan J. Román has been our Executive Vice President and Chief Financial Officer (“CFO”) since April 17, 2012 and EVERTEC, LLC’s Executive Vice President and Chief Financial Officer since August 1, 2011. Prior to joining EVERTEC, Mr. Román served as Vice President of Finance and Chief Financial Officer of Triple-S Management Corporation, a provider of managed care and related products, since 2002. From 1996 to 2002, Mr. Román held numerous positions with Triple-S Management Corporation or its subsidiaries. From 1987 to 1995, Mr. Román worked at KPMG, LLP. Mr. Román has been a Certified Public Accountant and a member of the Puerto Rico Society of Certified Public Accountants as well as the American Institute of Certified Public Accountants since 1989.

Philip E. Steurer has been our and EVERTEC, LLC’s Executive Vice President and Chief Operating Officer since August 1, 2012. Previously, Mr. Steurer served as Senior Vice President of Latin America for First Data from 2001 to 2012. Prior to that role, Mr. Steurer served as Unit Manager, Credit Services for Sears, Roebuck and Co. from 1999 to 2001.

Carlos J. Ramírez has been our Executive Vice President, Head of Business Solutions & Transaction Processing Sales since April 17, 2012 and EVERTEC, LLC’s Executive Vice President, Head of Business

Development since 2004. From 1997 to 2004, Mr. Ramírez served as Senior Executive Vice President of Business Development for GM Group, Inc. Puerto Rico. From 1990 to 1997, Mr. Ramírez served as Senior Executive Vice President for GM Group, Inc. International Division. From 1984 to 1990, Mr. Ramírez served as Sales Manager for Multiple Computer Services and as Systems Engineer from 1983 to 1984.

Miguel Vizcarrondo has been our Executive Vice President, Head of Merchant Acquiring Business & ATH Network since April 17, 2012 and Executive Vice President, Head of Merchant Acquiring Business since February 22, 2012. Prior to that, Mr. Vizcarrondo served as EVERTEC, LLC’s Senior Vice President, Head of the Merchant Acquiring Business since the consummation of the Merger. Prior to the Merger, Mr. Vizcarrondo has served in that capacity for Banco Popular since 2006. From 2000 to 2006, Mr. Vizcarrondo served as Vice President–Corporate Banking for Banco Popular. From 1996 to 2000, Mr. Vizcarrondo served as Portfolio Manager–Treasury Division for Banco Popular. Mr. Vizcarrondo is the nephew of Mr. Carrión, who has been a member of EVERTEC, LLC’s Board of Managers (the “EVERTEC, LLC Board”) since the consummation of the Merger.

Luis G. Alvarado has been has been our Senior Vice President, Head of the Sales for Latin America since April 17, 2012 and EVERTEC, LLC’s Senior Vice President, Head of Sales for Latin America since 2006. Mr. Alvarado also serves as President of Serfinsa S.A. de C.V., a position he has held since 2008. Mr. Alvarado served as General Manager of ATH Costa Rica, S.A. from 2000 to 2006 and served as Operations Manager from 1997 to 2000. Prior to joining ATH Costa Rica, S.A., Mr. Alvarado served as Regional Analysis and Programming Chief for Credomatic Costa Rica from 1989 to 1997. Prior to that, he served as 4GL’s Support for UNISYS, CA from 1988 to 1989. From 1987 to 1988, Mr. Alvarado was Development Manager for GB/SYS, S.A. and from 1987 to 1987 he was Assistant of the Operation Department at Instituto Tecnológico of Costa Rica. Mr. Alvarado began his career as a Programmer for Cooperativa Victoria R. L. CR from 1986 to 1987.

Jorge R. Hernández has been our Senior Vice President, Head of the ATH Network since April 17, 2012 and EVERTEC, LLC’s Senior Vice President, Head of the ATH Network since 2004. Prior to joining EVERTEC, Mr. Hernández served as Senior Executive Vice President and Manager–ATH/EBT Division of the GM Group, Inc. From 1988 to 2000, Mr. Hernández was employed by Banco Popular. Mr. Hernández first joined Banco Popular as a part of the Branch Management Associates Program in 1988. From 1988 to 1992 he served as Project Manager–Marketing Division. From 1992 to 1994, Mr. Hernández served as Project Manager–Telepago Popular. From 1994 to 1998, Mr. Hernández was Assistant Vice President and Manager–Projects Administration Department, Electronic Banking Division. Mr. Hernández served as Vice President and Manager–ATH Network & Operations Department, Electronic Banking Division from 1988 to 1999. Mr. Hernández served as Vice President and Manager–Electronic Banking Division from 1999 to 2000. Mr. Hernández began his career as an Account Executive–Direct Marketing Group at Badillo Saatchi & Saatchi from 1987 to 1988.

Marc E. Becker has been our Chairman of the Board since April 17, 2012 and EVERTEC, LLC’s Chairman of the Board since the consummation of the Merger. Mr. Becker is a partner of Apollo Management. He has been employed with affiliates of Apollo Management since 1996 and has served as an officer of certain affiliates of Apollo Management since 1999. Prior to that time, Mr. Becker was employed by Smith Barney Inc. within its Investment Banking division. Mr. Becker serves on several boards of directors, including Affinion Group, Inc., Apollo Residential Mortgage, Inc., Vantium Capital, Realogy Holdings Corp. and SourceHOV, Inc. During the past five years, Mr. Becker also served as a director of Quality Distribution, Inc. (from June 1998 to May 2011), Countrywide plc (from May 2007 to February 2009), National Financial Partners (from January 1999 to May 2007), SourceCORP (from January 2006 to April 2011) and Metals USA Holdings Corp. (from May 2005 to December 2007), and prior thereto, Mr. Becker also served as a director of UAP Holding Corp. (from November 2003 to November 2006). Mr. Becker has significant experience in making and managing private equity investments on behalf of Apollo Management and over 19 years experience in financing, analyzing and investing in public and private companies.

Félix M. Villamil has been Vice Chairman of our Board since April 17, 2012 and has served as EVERTEC, LLC’s Vice Chairman of the Board since February 22, 2012. Prior to that, Mr. Villamil served as member of the EVERTEC, LLC Board and President and Chief Executive Officer of EVERTEC, LLC from 2004 until February 22, 2012. Prior to joining EVERTEC, Mr. Villamil served as Executive Vice President of Popular (NASDAQ: BPOP) from 2002 to 2004. From 1990 to 2004, Mr. Villamil was employed by Banco Popular where he served as Vice President–Assistant General Auditor from 1990 to 1995, as Senior Vice President and General Auditor from 1995 to 1997, as Senior Vice President–Credit Risk Management Division from 1997 to 2001 and as Senior Vice President–Retail Banking Group from 2001 to 2002. Before his employment with Banco Popular, Mr. Villamil served as Vice President–General Auditor for Banco de Ponce from 1989 to 1990. Mr. Villamil began his career as Audit Manager, primarily in the financial institutions segment, for KPMG LLP from 1984 to 1989. Mr. Villamil has been a Certified Public Accountant since 1985. Mr. Villamil has significant experience in the banking and processing business.

Jorge Junquera has been a member of our Board since April 17, 2012 and a member of the EVERTEC, LLC Board since the consummation of the Merger. Mr. Junquera has been Senior Executive Vice President of Popular since 1997. Mr. Junquera has been Chief Financial Officer of Popular and Banco Popular and Supervisor of the Financial Management Group of Popular since 1996. Mr. Junquera has also served as President and Director of Popular International Bank, Inc., a direct wholly-owned subsidiary of Popular, since 1996. Mr. Junquera served as Director of Banco Popular until 2000. He again undertook the role of Director from 2001 to the present. Mr. Junquera has also served as a Director of Popular North America, Inc. since 1996 and of other indirect wholly-owned subsidiaries of Popular. Mr. Junquera has significant experience managing financial institutions and serving on boards of directors.

Nathaniel J. Lipman has been a member of our Board since April 17, 2012 and a member of the EVERTEC, LLC Board since the consummation of the Merger. Mr. Lipman has served as the executive Chairman of the Board of Directors of Affinion Group Holdings, Inc. and Affinion Group, Inc. since October 17, 2005. Previously, he also served as the Chief Executive Officer of Affinion Group Holdings, Inc. and Affinion Group, Inc. from October 17, 2005 to September 20, 2012. Mr. Lipman served as the President of Affinion Group Holdings, Inc. from October 17, 2005 to January 14, 2011, and as the President of Affinion Group, Inc. from October 17, 2005 to January 13, 2010. Mr. Lipman was formerly the President and Chief Executive Officer of Trilegiant, Inc. starting in August 2002 and President and Chief Executive Officer of Cendant Marketing Group starting in January 2004. From September 2001 until August 2002, he was Senior Executive Vice President of Business Development and Marketing of Trilegiant. Mr. Lipman served as Executive Vice President of Business Development for Cendant Membership Services from March 2000 to August 2001. He joined the Alliance Marketing Division of Cendant in June 1999 as Senior Vice President, Business Development and Strategic Planning. Mr. Lipman was previously Senior Executive Vice President, Corporate Development and Strategic Planning, for Planet Hollywood International, Inc., from 1996 until April 1999. Prior to his tenure at Planet Hollywood, Mr. Lipman was Senior Vice President and General Counsel of House of Blues Entertainment, Inc. and Senior Corporate Counsel at The Walt Disney Company. Mr. Lipman has over 15 years of experience managing and serving on the boards of various corporations.

Matthew H. Nord has been a member of our Board since April 17, 2012 and a member of the EVERTEC, LLC Board since the consummation of the Merger. Mr. Nord is a partner of Apollo Management and has been employed with affiliates of Apollo Management since 2003. Prior to that time, Mr. Nord was a member of the Investment Banking division of Salomon Smith Barney Inc. Mr. Nord serves on several boards of directors, including Affinion Group, Inc., SourceHOV LLC, the holding company for Constellium and Noranda Aluminum Holding Corporation. During the past five years, Mr. Nord has also served as a director of Mobile Satellite Ventures, a subsidiary of Skyterra Communications, Inc. (from September 2006 to April 2008) and Hughes Telematics, Inc. (from December 2006 to July 2012). Mr. Nord also serves on the Board of Overseers of the University of Pennsylvania’s School of Design. Mr. Nord has significant experience in making and managing private equity investments on behalf of Apollo Management and over ten years experience in financing, analyzing and investing in public and private companies.

Richard L. Carrión Rexach has been a member of our Board since April 17, 2012 and a member of the EVERTEC, LLC Board since the consummation of the Merger. Mr. Carrión has been Chairman of the Board of Popular since 1993, Chief Executive Officer since 1994 and President from 1991 to January 2009 and from May 2010 to the present. Mr. Carrión has been Chairman of Banco Popular since 1993 and Chief Executive Officer since 1989. Mr. Carrión has been President of Banco Popular from May 2010 to present and from 1985 to 2004. Mr. Carrión is also Chairman and Chief Executive Officer of Popular North America, Inc. and other direct and indirect wholly-owned subsidiaries of Popular. Mr. Carrión has also been a director of the Federal Reserve Bank of New York since January 2008; Chairman of the Board of Trustees of Fundación Banco Popular, Inc. since 1982;

and Chairman and Director of Banco Popular Foundation, Inc. since 2005. Mr. Carrión has also been a Member of the Board of Directors of Verizon Communications, Inc. since 1995; and former member of the Board of Directors of Wyeth from 2000 to 2006. Mr. Carrión’s 36 years of banking experience and 27 years at the head of Popular has given him a significant level of knowledge of the Puerto Rico financial system. Mr. Carrión is the uncle of Mr. Vizcarrondo, who serves as our Executive Vice President.

Néstor O. Rivera has been a member of our Board since April 17, 2012 and a member of the EVERTEC, LLC Board since the consummation of the Merger. Mr. Rivera has been Executive Vice President of Banco Popular, in charge of the Retail Banking and Operations Group since April 2004. Before assuming this position, Mr. Rivera served as Senior Vice-President in charge of the Retail Banking Division from 1988 to 2004. Mr. Rivera has significant experience managing financial institutions.

Scott I. Ross has been a member of our Board since April 17, 2012 and a member of the EVERTEC, LLC Board since the consummation of the Merger. Mr. Ross is a partner of Apollo Management. Mr. Ross joined Apollo Management and has been employed with affiliates of Apollo Management since 2004 (except for the period from August 2008 until September 2009 when he was employed by Shumway Capital Partners). Prior to 2004, Mr. Ross was a member of the Fixed Income, Currencies and Commodities Division and then a member of the Merchant Banking Division of Goldman, Sachs & Co. Mr. Ross also serves on the board of directors of Great Wolf Resorts, Inc. Mr. Ross has significant experience in making and managing private equity investments on behalf of Apollo Management and over ten years experience in financing, analyzing and investing in public and private companies.

Thomas M. White has been a member of our Board since April 17, 2012 and a member of the EVERTEC, LLC Board since March 2011. Mr. White joined Apollo Management in May 2007 as an Operating Partner in the distribution and transportation industries. From November 2011 to September 2012, Mr. White served as Chief Financial Officer of Constellium Holdco B.V., an aluminum products manufacturer affiliated with Apollo and based in France. From November 2009 to November 2010, Mr. White served as interim Chief Financial Officer of SkyLink Aviation, Inc., a transportation and logistics entity affiliated with Apollo and based in Toronto. From April 2009 to July 2009, Mr. White served as interim Chief Financial Officer of CEVA Group, plc, a global logistics and supply chain company affiliated with Apollo and based in the Netherlands. From 2002 to 2007, Mr. White was the Senior Vice President, Chief Financial Officer and Treasurer of Hub Group, Inc., a NASDAQ listed company providing transportation management, intermodal, truck brokerage and logistics services. Prior to joining Hub Group, Mr. White was a senior audit partner with Arthur Andersen, which he joined in 1979. Mr. White currently serves on the board of directors of Quality Distribution Inc., SkyLink Aviation Inc., CEVA Group plc, and Landauer, Inc. Mr. White served on the board of directors of FTD, Inc. Mr. White is a CPA. With his experience as a Chief Financial Officer, as a senior audit partner at Arthur Andersen, and service on other audit committees, including that of a public company, as well as his educational background, Mr. White brings an understanding of financial statements, financial reporting and internal controls, to our Board.

Board Composition

Our Board will be comprised of              directors as of the consummation of this offering, all of whom are named in this prospectus. Upon the closing of this offering, Apollo and Popular as a group will continue to control a majority of our voting common stock. As a result, we will be a “controlled company” within the meaning of              the              rules, which state that a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company”. We intend to avail ourselves of the “controlled company” exception, which eliminates the requirements that we have a majority of independent directors on our Board and that we have compensation and nominating committees composed entirely of independent directors. We will be required, however, to have an audit committee with one independent director during the 90-day period beginning on the date of effectiveness of the registration statement filed with the SEC in connection with this offering and of which this prospectus is part. After such 90-day period and until one year from the date of effectiveness of the registration statement, we will be required to have a majority of independent directors on our audit committee. Thereafter, we will be required to have an audit committee comprised entirely of independent directors.

If at any time we cease to be a “controlled company” under applicable stock exchange rules, our Board will take all action necessary to comply with the applicable stock exchange rules, including appointing a majority of independent directors to our Board and establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period. We will cease to qualify as a “controlled company” once the group consisting of Apollo and Popular ceases to control a majority of our voting stock.

Subject to certain exceptions set forth in the Stockholder Agreement described elsewhere in this prospectus, so long as Apollo beneficially owns at least 25% of our outstanding voting common stock, Apollo will generally have the right to nominate five directors, and so long as Popular, together with its affiliates, owns at least 25% of our outstanding voting common stock, Popular will generally have the right to nominate three directors, subject to certain adjustments if Popular and its affiliates beneficially own at least 10% more of our voting common stock than the amount of our voting common stock beneficially owned by Apollo at such time. Apollo will own approximately    % and Popular will beneficially own approximately     % of our common stock after this offering, assuming the underwriters do not exercise their option to purchase up to                  additional shares. Accordingly, immediately after this offering, Apollo and Popular will have the power to control the election of directors at our annual meetings. Our executive officers and key employees serve at the discretion of our Board. Except for certain exceptions described in the Stockholder Agreement, a director only may be removed and replaced by the stockholder having the right to nominate such director. See “Certain Relationships and Related Party Transactions—Related Party Transactions After the Closing of the Merger—Stockholder Agreement.”

Pursuant to the Stockholder Agreement, Messrs. Becker, Lipman, Nord, Ross and White, who currently serve as directors, were nominated by Apollo, and Messrs. Carrión, Junquera and Rivera, who currently serve as directors, were nominated by Popular. Pursuant to the Stockholder Agreement, Mr. Villamil currently serves as a management director.

Audit Committee

Immediately prior to the consummation of this offering, our Audit Committee consisted of for Apollo, Messrs. Ross, chairperson, and Nord and, for Popular, Mr. Junquera. Following the consummation of this offering, our Audit Committee will consist of for Apollo, Messrs.                     , chairperson, and                      and, for Popular, Mr.                     . Our Board has determined that                      qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and that                      is independent as independence is defined in Rule 10A-3 of the Exchange Act and under applicable stock exchange listing standards. We intend to avail ourselves of the “controlled company” exception under applicable stock exchange listing rules which means we will be required to have an audit committee with one independent director during the 90-day period beginning on the date of effectiveness of the registration statement filed with the SEC in connection with this offering and of which this prospectus is part. After such 90-day period and until one year from the date of effectiveness of the registration statement, we will be required to have a majority of independent directors on our audit committee. Thereafter, we will be required to have an audit committee comprised entirely of independent directors. Our Audit Committee will consist of at least three board members which must meet at least four times a year, including once every fiscal quarter. The responsibilities of our Audit Committee will include overseeing the following: the integrity of our financial statements; its independent auditor’s qualifications, independence and performance; the performance of our internal audit function; and our compliance with laws and regulations.

Compensation Committee

Following the consummation of this offering, our Compensation Committee (the “Company Committee”) will consist of for Apollo, Messrs. Becker, chairperson, and Ross and, for Popular, Mr. Rivera. We intend to avail ourselves of the “controlled company” exception under applicable stock exchange listing rules which eliminates the requirement that we have a compensation committee composed entirely of independent directors. The Company Committee must meet at least once a year and will make decisions related to the equity-based compensation of EVERTEC employees and managers. The responsibilities of the Company Committee will include: reviewing the CEO’s equity based compensation; administering all equity based compensation plans; in consultation with the EVERTEC, LLC Compensation Committee (the “EVERTEC, LLC Committee”), approving all equity-based compensation for other officers and managers; and, in consultation with the EVERTEC, LLC Committee, adopting, modifying, or terminating the equity-based compensation plans.

Nominating Committee

Following the consummation of this offering, we do not anticipate that our Board will have a nominating committee. Instead, the members of our Board will continue to be nominated in accordance with the terms of the Stockholder Agreement. The Stockholder Agreement provides, among other things, that for so long as each of

Apollo and Popular, together with its affiliates, beneficially owns at least 25% of our outstanding voting common stock, eight members of our Board will be nominees of either Apollo or Popular. However, if there are any vacancies on our Board as a result of the aggregate number of our directors that Apollo and Popular have the right to nominate pursuant to the Stockholder Agreement being less than eight, then a committee consisting of our entire Board (other than our independent directors and any directors who are to be replaced because either Apollo or Popular has lost the right to nominate such director) shall nominate the individuals to fill such vacancies, which nominees must be reasonably acceptable to each of Apollo and Popular for so long as it, together with its affiliates, beneficially owns at least 5% of our outstanding voting common stock.

As a “controlled company” under applicable stock exchange rules, we are not required to have a nominating committee. In light of the terms of the Stockholder Agreement and the current composition of the Board, our Board does not believe that a separately-designated nominating committee is necessary to discuss and determine the nominees for election to the Board. If at any time we cease to be a “controlled company” under applicable stock exchange rules, our Board will take all action necessary to comply with the applicable stock exchange rules, including establishing a nominating committee composed entirely of independent directors, subject to a permitted “phase-in” period.

Other Committees

Our bylaws will provide that our Board may establish one or more additional committees.

Code of Ethics

We have adopted a Code of Ethics that applies to all our managers, officers and employees, including our Chief Executive Officer and Chief Financial Officer. Our Code of Ethics is posted on our website at www.evertecinc.com in the “Investor Relations” section under “Governance Documents.” We intend to include on our website any amendments to, or waivers from, a provision of the Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, or controller that relates to any element of the “code of ethics” as defined by the SEC.

Executive Compensation

The information in this Executive Compensation section reflects the compensation structure and policies of EVERTEC as of December 31, 2011, unless otherwise noted.

Overview of Compensation Committees

The Company Committee is responsible for the decisions related to the equity-based compensation of our CEO and other executive officers as well as the administration of our equity-based compensation plans, in which our named executive officers may participate.

The EVERTEC, LLC Committee is responsible for recommending to the EVERTEC, LLC Board our general compensation philosophy and objectives, making decisions relating to the compensation of our CEO, approving the compensation of our other executive officers, and making recommendations to the Company Committee with respect to the equity-based compensation for our executive officers and directors. The EVERTEC, LLC Committee is also charged with overseeing the risk assessment of our compensation arrangements applicable to our executive officers and other employees, and reviewing and considering the relationship between risk management policies and practices, and compensation.

Both compensation committees meet jointly and as often as necessary, but at least once each year. Although, the Company Committee and the EVERTEC, LLC Committee are primarily responsible for analyzing the compensation programs and making recommendations to our Board, both committees have the authority to hire a compensation consultant to assist them in fulfilling their duties.

The Compensation Discussion and Analysis below describes our compensation objectives, practices and philosophy with respect to our NEOs for the fiscal year ended December 31, 2011.

Compensation Discussion and Analysis

Our named executive officers (each, an “NEO,” and collectively, the “NEOs”) at December 31, 2011 are listed in the table below. All of our NEOs are (or were) primarily employed by EVERTEC, LLC, which is our principal operating subsidiary, but also serve in similar functions at each of EVERTEC and Holdings.

Named executive officers	Title
Félix M. Villamil(1)	Former President and Chief Executive Officer
Juan J. Román(2)	Executive Vice President and Chief Financial Officer
Carlos J. Ramírez	Executive Vice President, Head of Business Solutions & Transaction Processing Sales
Luis G. Alvarado	Senior Vice President, Head of Sales for Latin America
Miguel Vizcarrondo(3)	Executive Vice President, Head of Merchant Acquiring Business & ATH Network
Former Officer
Luis O. Abreu(4)	Former Senior Vice President and Chief Financial Officer

(1)

Effective February 22, 2012, Mr. Villamil no longer serves as EVERTEC, LLC’s President and Chief Executive Officer. Mr. Villamil has assumed the role of Vice Chairman of the EVERTEC, LLC Board and continues to serve as a member of our Board and the board of Holdings.

(2)	Mr. Román was appointed as CFO of EVERTEC, LLC on August 1, 2011.
(3)	Mr. Vizcarrondo served as Senior Vice President of EVERTEC, LLC until February 22, 2012 when he was promoted to Executive Vice President.
(4)	Mr. Abreu served as CFO of EVERTEC, LLC until July 31, 2011.

On February 22, 2012, the EVERTEC, LLC Board appointed Peter Harrington as EVERTEC, LLC’s President and Chief Executive Officer.

Compensation Philosophy and Objectives

As mentioned above, the EVERTEC, LLC Committee is responsible for establishing, implementing and continually monitoring adherence with our compensation philosophy. Its intent is to ensure that the total compensation paid to our executive officers is fair, reasonable and competitive.

The philosophy behind our compensation program is to:

•	Support an environment that rewards performance with respect to established goals;

•	Integrate our incentive compensation program with our short and long-term success; and

•	Align the interest of executives with the long-term interests of stockholders through equity based awards that can result in ownership of stock.

Compensation for our NEOs is designed to provide rewards commensurate with each NEO’s contribution. Our executive compensation strategy is designed to achieve the following objectives:

•	Attract and retain highly qualified executives;

•	Provide executives with compensation that is competitive within the industry in which we operate;

•	Establish compensation packages that take into consideration the executive’s role, qualifications, experience, responsibilities, leadership potential, individual goals and performance; and

•	Align executive compensation to support our objectives.

The EVERTEC, LLC Committee believes the executive compensation packages provided by us to our executives, including to our NEOs, should include both cash and equity-based compensation that rewards performance as measured against established goals and that ensure management is not encouraged to take unnecessary and/or excessive risks that may harm the Company.

Role of Executive Officers in Compensation Decisions

Our CEO annually reviews the performance of each of our other NEOs. The conclusions reached and recommendations based on these reviews, including with respect to salary adjustments and annual incentive awards target and actual payout amounts, are presented to the EVERTEC, LLC Committee, which has the discretion to modify any recommended adjustments or awards to executives.

The EVERTEC, LLC Committee has final approval over all compensation decisions for our NEOs and approves recommendations regarding cash and equity awards to all of our NEOs.

Our CEO is not permitted to attend any meetings of the EVERTEC, LLC Committee or the Company Committee where the CEO’s performance or compensation is discussed, unless specifically invited by the committee.

Executive Compensation Program

On an annual basis, the EVERTEC, LLC and Company Committees may conduct a comprehensive review of the executive compensation philosophy and objectives, and could make changes they consider appropriate following, as applicable, the general compensation practices in the processing industry and the prevailing economic scenarios in the countries in which we do business. However, during 2011, the review of the executive compensation philosophy and objectives was not performed as we entered into new employment agreements with our NEOs on October 1, 2010 (except for Mr. Román’s employment agreement which was entered into on June 30, 2011).

Our compensation program for our NEOs consists of the following key elements:

•	Base salary;

•	Short-term cash incentives based on performance;

•	Long-term equity incentives also based on performance; and

•	Other benefits and perquisites.

Elements of Compensation

Base Salary

We provide our NEOs and other employees with base salary to compensate them for services rendered during each fiscal year. Base salary ranges for NEOs are determined for each executive based on his or her position and scope of responsibility. The initial base salary for our NEOs is established in their employment agreements.

Annual base salary for our NEOs is subject to annual review by the EVERTEC, LLC Committee for possible increase at the EVERTEC, LLC Board’s sole discretion. In reviewing base salaries, the EVERTEC, LLC Committee may consider (i) changes in individual responsibility; (ii) internal analysis of the executive’s compensation, both individually and relative to other officers; and (iii) the individual performance of the executive. However, during 2011 the annual base salary review was not performed as we entered into new employment agreements with our NEOs on October 1, 2010 (except for Mr. Román’s employment agreement which was entered into on June 30, 2011).

Performance-Based Incentive Compensation

Annual Bonus

The annual bonus incentive payments made to our NEOs are determined based on performance against measurable annual financial goals. This annual incentive payment is contingent upon attainment of EVERTEC, LLC’s budgeted Adjusted EBITDA as established for each fiscal year and the achievement of qualitative and quantitative performance goals as established by the EVERTEC, LLC Board.

The annual cash incentive is intended to focus the entire organization on meeting or exceeding the budgeted Adjusted EBITDA set during the early part of each year and approved by the EVERTEC, LLC Board. The EVERTEC, LLC Committee uses Adjusted EBITDA as the performance goal because it is a critical metric used by management to direct and measure our business performance. We believe that this measure (Adjusted EBITDA) is clearly understood by both our employees and stockholders, and that achievement of the stated goals is a key component in the creation of long-term value for our stockholders. For 2011, the EVERTEC, LLC Board established an Adjusted EBITDA performance goal of $145.2 million. Reported actual Adjusted EBITDA was $149.1 million for the year ended December 31, 2011.

The annual incentive, as mentioned above, is divided into two elements, a performance-based element and a discretionary element, neither of which are payable unless approved by the EVERTEC, LLC Board. The performance-based element is based on achieving or exceeding the budgeted Adjusted EBITDA and the discretionary element is based on the EVERTEC, LLC Committee’s assessment of the individual employee’s performance. In assessing the individual performance of our NEOs, the EVERTEC, LLC Committee, in its discretion, considers recommendations of our CEO (except in determining the CEO’s own bonus) and the following list of factors (this list is not exclusive) and makes its determinations as of the date the bonus is payable: (i) achievement of internal financial and operating targets, (ii) improvement of management and (iii) organizational capabilities and implementation of long-term strategic plans.

The target bonus percentage (which is segregated between the percentage applied to the performance-based element and to the discretionary element) for our NEOs is established in their employment agreements which are summarized below under “Employment Agreements” following the “Summary Compensation” Table.

The target annual cash bonus, and the performance-based and discretionary elements, for each NEO as a percentage of salary were as follows:

Named executive officers	Target bonus percentage	Performance-based	Discretionary
Félix M. Villamil(1)	—	—	—
Juan J. Román	75%	50%	25%
Carlos J. Ramírez	75%	30%	45%
Luis G. Alvarado	70%	30%	40%
Miguel Vizcarrondo	70%	30%	40%
Former Officer
Luis O. Abreu(2)	n/a	n/a	n/a

(1)

In connection with Mr. Villamil’s transition from President and Chief Executive Officer of EVERTEC, LLC to Vice Chairman of the EVERTEC, LLC Board, EVERTEC, LLC and Mr. Villamil entered into a modification agreement which is summarized below under “CEO Compensation”. In accordance with the modification agreement, Mr. Villamil is not eligible to receive an annual bonus payment.

(2)	On June 30, 2011, EVERTEC, LLC and Mr. Abreu entered into an amendment to Mr. Abreu’s employment agreement. Pursuant to this amendment, Mr. Abreu was not eligible to receive an annual bonus payment.

2010 Equity Incentive Plan

On September 30, 2010, the board of directors of Holdings adopted the Carib Holdings, Inc. 2010 Equity Incentive Plan (as amended and restated, as described below, the “Equity Incentive Plan” or the “Plan”). The purpose of the Equity Incentive Plan is to provide a means through which Holdings and its subsidiaries may attract and retain key personnel and whereby its directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in Holdings or be paid incentive compensation, thereby strengthening their commitment to the welfare of Holdings and its subsidiaries and aligning their interests with those of Holdings’ stockholders. Holdings reserved 2,921,604 shares of its Class B Non-Voting Common Stock for issuance upon exercise and grants of stock options, restricted stock and other equity awards under the Equity Incentive Plan. The board of directors of Holdings was in charge of administering the Equity Incentive Plan until February 2, 2011 when it delegated this responsibility to the Holdings Committee. In connection with the Reorganization, on April 17, 2012 (i) the Equity Incentive Plan was amended and assumed by the Company, (ii) each of the then outstanding stock options to purchase shares of Holdings’ Class B Non-Voting Common Stock (including, without limitation, those described in this section) became a stock option to purchase the same number and class of shares of the Company’s Class B Non-Voting Common Stock, in each case on the same terms (including exercise price) as the original stock option and (iii) each of the then outstanding shares of restricted stock of Holdings (including, without limitation, those described in this section) was converted into the same number of shares of restricted stock of Company. Our Board was in charge of administering the Equity Incentive Plan until May 31, 2012 when it delegated this responsibility to the Company Committee.

On February 11, 2011, pursuant to a December 8, 2010 authorization by the board of directors of Holdings, Holdings entered into stock option agreements with the NEOs and other senior executives. As to Mr. Abreu, on June 30, 2011, the EVERTEC, LLC Board and board of directors of Holdings accepted Mr. Abreu’s resignation as CFO and in connection therewith, approved an amendment to his employment agreement, which among other provisions, includes the cancellation of the 175,296 stock options Holdings granted to him on February 11, 2011 and the repurchase of his 16,500 shares of Class B Non-Voting Common Stock. As to Mr. Román, also on June 30, 2011, the EVERTEC, LLC Board approved Mr. Román’s employment agreement, which included, among other provisions, the grant of 195,000 stock options and the subscription and sale of 15,000 shares of Class B Non-Voting Common Stock. The stock option agreement with Mr. Román was signed on June 30, 2011. See the “Grants of Plan Based Awards” and “Outstanding Equity Awards at Fiscal Year End” tables, as well as Note 16 of the Notes to Audited Consolidated (Successor) and Combined (Predecessor) Financial Statements appearing elsewhere in this prospectus for additional information related to share-based compensation.

Subject to the terms and conditions set forth in the respective stock option agreement and the Equity Incentive Plan, Holdings granted Plan participants the right to purchase shares of Holdings Class B Non-Voting Common Stock in three vesting tranches as follows: (i) Tranche A options will vest in five equal installments, the first of which vested, in the case of Messrs. Villamil, Ramírez, Alvarado and Vizcarrondo on September 30, 2011 and thereafter on September 30 of each year for the next four years until September 30, 2015, and in the case of Mr. Román on June 30, 2011 and thereafter on June 30 of each year for the next five years until June 30, 2016; (ii) Tranche B options will vest at such time as the Investor Internal Rate of Return (“IRR”) equals or exceeds 25% based on cash proceeds received by the Investor; and (iii) Tranche C options will vest at such time as the IRR equals or exceeds 30%; provided, that, the participant is then employed by us or an affiliate.

For purposes of these vesting provisions, the Investor is Apollo Investment Fund VII, L.P., and the IRR is the rate of return measured in cash and any securities received by the Investor as a return on its investment in the common stock of Holdings.

The stock options granted to our NEOs are as follows:

Named executive officers	Total Stock Options	Tranche A	Tranche B	Tranche C
Félix M. Villamil(1)	584,320	194,774	194,773	194,773
Juan J. Román	195,000	65,000	65,000	65,000
Carlos J. Ramírez	233,728	77,910	77,909	77,909
Luis G. Alvarado	175,296	58,432	58,432	58,432
Miguel Vizcarrondo(2)	175,296	58,432	58,432	58,432
Former Officer
Luis O. Abreu(3)	—	—	—	—

(1)

On February 24, 2012, Holdings and Mr. Villamil entered into an amendment to his existing stock option agreement pursuant to which all unvested stock options (545,365) granted under his stock option agreement have expired. As of that date, 38,955 Tranche A options have vested. Also, pursuant to this amendment agreement Mr. Villamil was given the opportunity to vest in an additional 38,955 of Tranche A options as described below under “CEO Compensation.” Pursuant to his employment agreement, Mr. Villamil was granted restricted shares of common stock of EVERTEC, Inc. with a value of $800,000 as of the date of grant.

(2)	Excludes 10,000 options granted to Mr. Vizcarrondo on February 22, 2012.
(3)	Stock options granted to Mr. Abreu during 2011 were forfeited at year end.

Other Compensation

Statutory Cash Bonus Payment

Each NEO received in 2011 the payment of a Christmas bonus. As a general rule, Puerto Rico law requires that employers pay employees that worked more than 700 hours in a year, an amount which cannot be less than $600.00 as a Christmas bonus, which must be paid on or before December 15. In 2011, our policy was to pay a Christmas bonus to employees in Puerto Rico in an amount equivalent to half a month’s payment of the employee’s base salary. In Costa Rica, where Mr. Alvarado works, the law requires an amount equivalent to one month of total earnings to be paid as a Christmas bonus.

Benefits and Perquisites

Our NEOs participate in the same benefit programs as the rest of our general employee population. These benefits include health insurance coverage, short-term and long-term disability insurance, and life insurance, among others. In addition, our senior executives, including our NEOs, are eligible for certain perquisites, which do not constitute a significant portion of their total compensation package. During 2011, these additional perquisites included the use of Company-owned automobiles, periodic comprehensive medical examinations and a limited number of personal tickets to events sponsored by EVERTEC, LLC. For 2012, we anticipate that we will maintain the same perquisites and benefits for senior executives, including our NEOs. Such benefits could be periodically reviewed based on market trends and regulatory developments.

Also, our NEOs, as all of our other employees, are eligible to participate in the EVERTEC, LLC Savings and Investment Plan. This plan is a tax-qualified retirement savings plan to which all Puerto Rico employees are able to contribute up to $10,000 pre-tax and up to 10% after-tax of their total annual compensation. We match 50% of the employee contributions up to 3% of base salary. All matching contributions to the EVERTEC, LLC Savings and Investment Plan vest 20% each year for a five-year period.

Voluntary Retirement Program

EVERTEC, LLC offered a Voluntary Retirement Program (“VRP”) for all employees who were at least 50 years of age and with a minimum of 15 years of service by December 31, 2011. Approximately 140 employees, including Mr. Abreu, elected to participate in the VRP and a one-time separation charge of $14.5 million was reflected for the year ended December 31, 2011.

CEO Compensation

EVERTEC, LLC entered into an employment agreement with Mr. Villamil on October 1, 2010 with a term ending on October 1, 2015, as described below in the narrative under “Employment Agreements” following the “Summary Compensation” and “Grants of Plan-Based Awards” tables. In addition, EVERTEC, LLC signed with Mr. Villamil a Promissory Note and Forgivable Loan, and Stock Pledge Agreement on September 29, 2010 pursuant to which we made a loan for $340,000 to Mr. Villamil. EVERTEC, LLC forgave the principal and interest under the Promissory Note in twelve substantially equal bi-weekly installments on each payroll date commencing on October 29, 2010, pursuant to the terms of this agreement. Of this amount, $170,000 was forgiven during 2010, which was included as part of his compensation for the year, and the remainder was forgiven by March 7, 2011.

On February 24, 2012, EVERTEC, LLC announced that Mr. Villamil was promoted to Vice Chairman of the EVERTEC, LLC Board and will no longer serve as EVERTEC, LLC’s President and CEO. In connection with Mr. Villamil’s transition from President and CEO to Vice Chairman of the EVERTEC, LLC Board, EVERTEC, LLC and Mr. Villamil entered into a modification agreement and general release (the “Villamil Modification

Agreement”). The Villamil Modification Agreement provides for, among other things, a payment by EVERTEC, LLC to Mr. Villamil of $2,216,170, less applicable withholding taxes. In addition, the Villamil Modification Agreement sets forth the terms of Mr. Villamil’s service with EVERTEC, LLC for the two year period following February 22, 2012, for which he will be paid $150,000 per year. Mr. Villamil will serve as an officer of EVERTEC, LLC and executive Vice Chairman of the EVERTEC, LLC Board until June 1, 2013 (the “Retirement Date”), at which time he will voluntarily retire from employment with EVERTEC, LLC, but will continue to serve as the non-executive Vice Chairman of the EVERTEC, LLC Board.

In connection with the Villamil Modification Agreement, the restricted shares of Class B Non-Voting Common Stock of Holdings granted to Mr. Villamil pursuant to his restricted stock agreement will continue to vest pursuant to the terms and conditions set forth in his restricted stock agreement until the Retirement Date, at which time such restricted shares shall become fully vested and non-forfeitable, subject to Mr. Villamil’s continued employment until the Retirement Date.

The stock options granted to Mr. Villamil under his stock option agreement which had vested as of February 24, 2012 remain outstanding, however, all stock options that had not vested as of that date have expired. On February 24, 2012, Holdings and Mr. Villamil entered into an amendment to Mr. Villamil’s stock option agreement which provides that Mr. Villamil will become vested in an additional 38,955 Tranche A options in two substantially equal installments on each of the first two anniversaries of the date on which he commences service as Vice Chairman of the EVERTEC, LLC Board.

On February 22, 2012, the EVERTEC, LLC Board appointed Peter Harrington as EVERTEC, LLC’s President and Chief Executive Officer. In connection with Mr. Harrington’s appointment as EVERTEC, LLC’s President and Chief Executive Officer, Mr. Harrington and EVERTEC, LLC entered into an employment agreement, dated as of February 22, 2012 (the “Harrington Employment Agreement”). The Harrington Employment Agreement provides for, among other things: (1) an annual base salary of $500,000 (which will be pro-rated for any partial calendar year), subject to annual review by our Board; and (2) an annual bonus opportunity of up to 100% of base salary contingent upon the achievement of qualitative and quantitative performance goals established by the EVERTEC, LLC Board (provided that Mr. Harrington’s maximum bonus opportunity for 2012 will be 50% of base salary). Mr. Harrington is eligible to participate in EVERTEC, LLC’s retirement and other employee benefit plans and policies that are generally available to other executives, except severance plans or policies. EVERTEC, LLC will also reimburse Mr. Harrington for reasonable costs associated with his relocation to Puerto Rico, temporary lodging and other incidental expenses.

In addition Mr. Harrington and Holdings entered into a stock option agreement (the “Harrington Option Agreement”), dated as of February 22, 2012, in accordance with the Equity Incentive Plan. The Harrington Option Agreement provides for a grant of 116,667 Tranche A options, 116,667 Tranche B options and 116,666 Tranche C options to purchase Class B Non-Voting Common Stock of Holdings, each with an exercise price of $17.07 per share. In addition, Mr. Harrington and Holdings also entered into a restricted stock agreement, dated as of February 22, 2012, pursuant to which Mr. Harrington was granted 14,646 restricted shares of Class B Non-Voting Common Stock of Holdings, which vest on the earlier to occur of (i) the date that Mr. Harrington receives a bonus in respect of 2012 from EVERTEC, LLC and (ii) May 1, 2013, subject to Mr. Harrington’s continuous service on the applicable vesting date. The restricted shares were granted to Mr. Harrington outside the Plan but will be subject to the terms and conditions of the Plan.

Mr. Harrington and Holdings also entered into a Subscription Agreement, dated as of February 22, 2012, pursuant to which Mr. Harrington purchased 14,646 shares of Class B Non-Voting Common Stock of Holdings at a price of $17.07 per share.

Tax Deductibility of Executive Compensation

The EVERTEC, LLC Committee and Company Committee intend that all applicable compensation payable for NEOs residing in Puerto Rico be deductible for Puerto Rican income tax purposes, unless there are valid compensatory reasons for paying non-deductible amounts in order to ensure competitive levels of total compensation.

Compensation Risk Assessment

At this time, no compensation risk assessment has been performed. Existing employment and compensation arrangements were put in place in the context of the Merger without giving consideration to risk.

Summary Compensation Table

The following table summarizes the total compensation of each of our NEOs for services rendered during 2011 and for the post-Merger period from October 1 through December 31, 2010.

Name and principal position	Year	Salary	Bonus(1)	Stock awards(2)	Option awards(3)(4)	Non-equity incentive plan compensation(4)	Change in pension value and nonqualified deferred compensation earnings	All other compensation(5)	Total
Felix M. Villamil	2011	$500,000	$320,833	$800,000	$1,786,072	$—	$—	$186,949	$3,593,854
Former President and CEO	2010	125,000	17,375	—	—	196,875	—	185,920	525,170

Juan J. Román	2011	151,442	6,250	—	534,300	109,375	—	495	801,862
Executive Vice President and CFO

Carlos J. Ramírez	2011	235,000	9,792	—	714,429	150,400	—	7,875	1,117,496
Executive Vice President, Head of Business Solutions & Transaction Processing Sales	2010	58,750	830,621	—	—	92,689	—	2,354	984,414

Luis G. Alvarado	2011	190,000	15,833	—	535,821	101,650	—	3,873	847,177
Senior Vice President, Head of Sales for Latin America	2010	47,500	783,737	—	—	57,000	—	10,774	899,011

Miguel Vizcarrondo	2011	190,000	7,917	—	535,821	121,600	—	8,813	864,151
Executive Vice President, Head of Merchant Acquiring Business & ATH Network	2010	48,885	450,719	—	—	275,588	—	1,800	776,992

Former Officer

Luis O. Abreu	2011	159,389	6,875	—	—	—	—	338,312	504,576
Former CFO	2010	41,250	545,692	—	—	46,761	—	2,294	635,997

(1)

Includes Christmas bonus equivalent to half a month payment of the employee’s base salary in accordance with general practice applicable to EVERTEC, LLC employees working in Puerto Rico, which was paid on December 3, 2011. For Mr. Alvarado, who works in Costa Rica, the Christmas bonus equals one month of total earnings. For 2010, also includes a Merger bonus awarded in connection with the completion of the Merger (except for Mr. Villamil). For Mr. Villamil also includes quarterly retention bonuses of $75,000 as per his employment agreement.

(2)

Aggregate grant date fair value computed in accordance with FASB ASC Topic 718. For a discussion of assumptions made in the valuation of awards, refer to Note 16 of the Audited Consolidated (Successor) and Combined (Predecessor) Financial Statements appearing elsewhere in this prospectus.

(3)

Aggregate grant date fair value computed in accordance with FASB ASC Topic 718 related to Tranche A options. As previously described, NEO’s have the right to purchase shares of Holdings Class B Non-Voting Common Stock in three tranches. EVERTEC, LLC recognizes share-based compensation related to Tranche A, but not to Tranche B and C options as vesting is not considered probable.

(4)	Includes annual performance bonus.
(5)	Other annual compensation consists of the following:

Name and principal position	Year	Car(6)	Contributions to defined contribution plans(7)	Other(8)	Total
Felix M. Villamil	2011	$15,920	$1,029	$170,000	$186,949
Former President and CEO	2010	15,920	—	170,000	185,920

Juan J. Román	2011	—	495	—	495
Executive Vice President and CFO

Carlos J. Ramírez	2011	7,875	—	—	7,875
Executive Vice President, Head of Business Solutions & Transaction Processing Sales	2010	2,354	—	—	2,354

Luis G. Alvarado	2011	3,873	—	—	3,873
Senior Vice President, Head of Sales for Latin America	2010	10,774	—	—	10,774

Name and principal position	Year	Car(6)	Contributions to defined contribution plans(7)	Other(8)	Total
Miguel Vizcarrondo	2011	8,813	—	—	8,813
Executive Vice President, Merchant Acquiring Business & ATH Network	2010	1,800	—	—	1,800

Former Officer

Luis O. Abreu	2011	7,940	2,910	327,462	338,312
Former CFO	2010	2,294	—	—	2,294

(6)	Annual car-value depreciation as recognized in the financial statements for each of the years listed.
(7)	Matching contributions made by EVERTEC, LLC as part of 401(k)/1165(e) plan benefits.
(8)

Mr. Villamil’s other compensation relates to $340,000 in principal and interest under a forgivable loan of which $170,000 was forgiven in the fourth quarter of 2010 and $170,000 during 2011(pursuant to Mr. Villamil’s employment agreement). Mr. Abreu’s other compensation includes the payment related to the VRP.

Grants of Plan-Based Awards

The following table sets forth certain information for plan-based awards granted to each of our NEO’s for the year ended December 31, 2011.

		Estimated future payouts under equity incentive
Named executive officers	Grant date	Target (#)	All other stock awards: number of shares of stock or units(#)	All other option awards: number of securities underlying options(#)	Exercise or base price of option awards ($/Sh)	Grant date fair value of stock and option awards

Felix M. Villamil	February 11, 2011
Restricted shares			80,000		$10.00	$800,000
Tranche A				194,774	10.00	642,754
Tranche B		194,773			10.00	584,319
Tranche C		194,773			10.00	558,999

Juan J. Román	June 30, 2011
Tranche A				65,000	10.00	196,300
Tranche B		65,000			10.00	172,900
Tranche C		65,000			10.00	165,100

Carlos J. Ramírez	February 11, 2011
Tranche A				77,910	10.00	257,103
Tranche B		77,909			10.00	233,727
Tranche C		77,909			10.00	223,599

Luis G. Alvarado	February 11, 2011
Restricted shares				58,432	10.00	192,825
Tranche A		58,432			10.00	175,296
Tranche B		58,432			10.00	167,700
Tranche C

Miguel Vizcarrondo	February 11, 2011
Tranche A				58,432	10.00	192,825
Tranche B		58,432			10.00	175,296
Tranche C		58,432			10.00	167,700

Former Officer

Luis O. Abreu(1)	February 11, 2011
Tranche A				58,432	10.00	192,825
Tranche B		58,432			10.00	175,296
Tranche C		58,432			10.00	167,700

(1)	Stock options granted to Mr. Abreu during 2011 were forfeited at year end.

Employment Agreements

We entered into employment agreements with Messrs. Villamil, Ramírez, Alvarado and Vizcarrondo on October 1, 2010, each with a term ending on October 1, 2015. We entered into an employment agreement with Mr. Román on June 30, 2011 with a term ending on June 30, 2016.

Félix M. Villamil. The terms of Mr. Villamil’s employment agreement as in effect as of December 31, 2011 provided for, among other things, (1) an annual base salary of $500,000; (2) an annual bonus with a target of up to 100% of Mr. Villamil’s annual base salary with 50% contingent on EVERTEC’s attainment of the annual budget as established by the EVERTEC, LLC Board and 50% contingent on the achievement of qualitative and quantitative performance goals established by the EVERTEC, LLC Board; and (3) quarterly retention bonuses of $75,000 for each of the 12 quarters from October 1, 2010 until October 1, 2013, contingent on Mr. Villamil’s continuing employment with us. Mr. Villamil is eligible to participate in our retirement and other employee benefit plans and policies that we make generally available to our other executives, except severance plans or policies, and is entitled to directors and officers insurance coverage. In connection with Mr. Villamil’s transition from President and Chief Executive Officer to Vice Chairman of the EVERTEC, LLC Board, EVERTEC, LLC and Mr. Villamil entered into the Villamil Modification Agreement, which is summarized above under “CEO Compensation.”

Juan J. Román. The terms of Mr. Román’s employment agreement provide for, among other things, (1) an annual base salary of $375,000; and (2) an annual bonus with a target of up to 75% of Mr. Román’s annual base salary, consisting of a bonus of 50% of base salary contingent on EVERTEC, LLC’s attainment of the annual budget as established by the EVERTEC, LLC Board and a bonus of 25% of base salary contingent on the achievement of qualitative and quantitative performance goals established by the EVERTEC, LLC Board. Mr. Román is eligible to participate in our retirement and other employee benefit plans and policies that we make generally available to our other executives, except severance plans or policies, and is entitled to directors and officers insurance coverage.

Carlos J. Ramírez. The terms of Mr. Ramírez’s employment agreement provide for, among other things, (1) an annual base salary of $235,000; and (2) an annual bonus with a target of up to 75% of Mr. Ramírez’s annual base salary, consisting of a bonus of 30% of base salary contingent on EVERTEC, LLC’s attainment of the annual budget as established by the EVERTEC, LLC Board, a bonus of 25% of base salary contingent on the achievement of certain financial performance goals for the business lines over which he is responsible and a bonus of 20% of base salary contingent on the achievement of qualitative and quantitative performance goals established by the EVERTEC, LLC Board. Mr. Ramírez is eligible to participate in our retirement and other employee benefit plans and policies that we make generally available to our other executives, except severance plans or policies, and is entitled to directors and officers insurance coverage.

Luis G. Alvarado. The terms of Mr. Alvarado’s employment agreement provide for, among other things, (1) an annual base salary of $190,000; and (2) an annual bonus with a target of up to 70% of Mr. Alvarado’s annual base salary, consisting of a bonus of 30% of base salary contingent on EVERTEC, LLC’s attainment of the annual budget as established by the EVERTEC, LLC Board, a bonus of 20% of base salary contingent on the achievement of certain financial performance goals for the business line over which he is responsible and a bonus of 20% of base salary contingent on the achievement of qualitative and quantitative performance goals established by the EVERTEC, LLC Board. Mr. Alvarado is eligible to participate in our retirement and other employee benefit plans and policies that we make generally available to our other executives, except severance plans or policies, and is entitled to directors and officers insurance coverage.

Miguel Vizcarrondo. The terms of Mr. Vizcarrondo’s employment agreement provide for, among other things, (1) an annual base salary of $190,000; and (2) an annual bonus with a target of up to 70% of Mr. Vizcarrondo’s annual base salary, consisting of a bonus of 30% of base salary contingent on EVERTEC, LLC’s attainment of the annual budget as established by the EVERTEC, LLC Board and a bonus of 40% of base salary contingent on the achievement of qualitative and quantitative performance goals established by the EVERTEC, LLC Board. Mr. Vizcarrondo is eligible to participate in our retirement and other employee benefit plans and policies that we make generally available to our other executives, except severance plans or policies, and is entitled to directors and officers insurance coverage.

On February 22, 2012, the Company and Mr. Vizcarrondo entered into an amendment to his employment agreement pursuant to which (i) Mr. Vizcarrondo was promoted to Executive Vice President of EVERTEC, LLC, (ii) his annual base salary was increased to $235,000, and (iii) his annual bonus target increased to up to 75% of Mr. Vizcarrondo’s annual base salary, consisting of a bonus of 30% of base salary contingent on EVERTEC, LLC’s attainment of the annual budget as established by the EVERTEC, LLC Board and a bonus of 45% of base salary contingent on the achievement of qualitative and quantitative performance goals established by the EVERTEC, LLC Board.

Luis O. Abreu. In connection with Mr. Abreu’s retirement from the position of CFO, effective August 1, 2011, Mr. Abreu and EVERTEC, LLC entered into an amendment to his existing Employment Agreement to (i) define the termination date as December 1, 2011, (ii) clarify that the appointment of a successor to the position of Chief Financial Officer does not constitute “Good Reason” under the Abreu Employment Agreement, (iii) clarify Mr. Abreu’s transition role, (iv) terminate that certain Option Agreement, dated as of February 11, 2011, between Mr. Abreu and Holdings and (v) set forth the terms pursuant to which Mr. Abreu surrendered his 16,500 shares of non-voting common stock of Holdings back to Holdings. In connection with his retirement on December 1, 2011, and subject to his execution of a release of claims at that time, Mr. Abreu received a severance payment from EVERTEC, LLC equal to $327,462 less applicable withholding taxes.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth the outstanding equity awards for our NEOs as of December 31, 2011.

	Option awards					Stock awards
Named executive officers	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable(2)	Equity incentive plan awards: number of securities underlying unexercised unearned options(#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)(3)	Market value of shares or units of stock that have not vested ($)		Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested($)

Felix M. Villamil	—	584,320	—	$10.00	September 30, 2020	63,058	$1,076,400	(4)	—	—

Juan J. Román	—	195,000	—	10.00	June 30, 2021	—	—		—	—

Carlos J. Ramírez	—	233,728	—	10.00	September 30, 2020	—	—		—	—

Luis G. Alvarado	—	175,296	—	10.00	September 30, 2020	—	—		—	—

Miguel Vizcarrondo	—	175,296	—	10.00	September 30, 2020	—	—		—	—

Former Officer

Luis O. Abreu(1)	—	—	—	—	—	—	—		—	—

(1)	Stock options granted to Mr. Abreu during 2011 were forfeited at year end.
(2)

Includes unexercisable options related to the three tranches: (i) Tranche A options that will vest in five equal installments on September 30 of each year until September 30, 2015; (ii) Tranche B options that will vest at such time as the IRR equals or exceeds 25% based on cash proceeds received by the Investor, and (iii) Tranche C options that vest at such time as the IRR equals or exceeds 30% provided, that, the participant is then employed by us or an affiliate. During 2011, for Tranche B and C the Company did not recognize share-based compensation expense as vesting was not considered probable. As of December 31, 2011, Messrs. Villamil, Ramirez, Alvarado and Vizcarrondo had become vested in 38,955, 15,582, 11,686 and 11,686 Tranche A options respectively. However, these options will remain unexercisable until the occurrence of a change of control or an initial public offering of EVERTEC.

(3)	Restricted shares of Holdings’ Class B Non-Voting Common Stock will vest in bi-weekly equal installments beginning on March 2011 until February 2015.
(4)

There is not an active market value for the Holdings’ Class B Non-Voting Common Stock, therefore a $17.07 value per share was established at December 31, 2011 and could be representative of the market value.

Option Exercises and Stock Vested

No stock options were exercised by our NEOs for the year ended December 31, 2011. Stock awards vested for the year ended December 31, 2011 are as follows:

	Option awards		Stock awards
Named executive officers	Number of shares acquired on exercise(#)	Value realized on exercise ($)	Number of shares acquired on vesting (#)	Value realized on vesting ($)
Félix M. Villamil	—	—	$16,942	$169,420

Juan J. Román	—	—	—	—

Carlos J. Ramírez	—	—	—	—

Luis G. Alvarado	—	—	—	—

Miguel Vizcarrondo	—	—	—	—

Pension Benefits and Nonqualified Deferred Compensation

We do not provide defined benefit pension benefits or non-qualified deferred compensation.

Potential Payments upon Termination or Change in Control

We do not have change-in-control agreements with our NEOs. Nevertheless, our NEO’s stock option agreements provide that in the event of a change in control of EVERTEC, LLC, any Tranche A options that have not become vested at the time of such change in control shall become vested on the first anniversary of such change in control. Also, in the event the NEO’s employment with the Company is terminated by the Company without “cause” (as defined below) or by the NEO for “good reason” (as defined below) prior to such first anniversary date, such Tranche A options shall automatically become vested prior to the date of such termination. For purposes of the NEO’s stock option agreement, a “change-in-control” is deemed to occur upon (1) the consummation of a sale of Holdings; or (2) any transaction or series of related transactions in which Apollo Investment Fund VII, L.P., or any other investment fund or vehicle managed by Apollo Management or any of its affiliates, successors or assigns, sells at least 50% of the common shares of Holdings directly or indirectly acquired by Apollo Investment Fund VII, L.P. and its affiliates and the investment funds and vehicles managed by Apollo Management or any of its affiliates, and at least 50% of the aggregate of all investments in shares of any Holdings capital stock made by such entities on or after September 30, 2010, but excluding any common shares purchased on any securities exchange or national market system after an initial public offering or any investment originally made in a person other than Holdings or one of its subsidiaries. However, any acquisition by Apollo Investment Fund VII, L.P., or any other investment fund or vehicle managed by Apollo Management or any of its affiliates, successors or assigns, or by Popular, Holdings, or any affiliate of any of them, will not be deemed to result in a change in control.

Potential Payments Upon Termination of Employment

In connection with Mr. Villamil’s transition from President and Chief Executive Officer to Vice Chairman of the EVERTEC, LLC Board, effective as of February 22, 2012, EVERTEC, LLC and Mr. Villamil entered into the Villamil Modification Agreement, which is summarized above under “CEO Compensation.” Pursuant to the terms of the Villamil Modification Agreement, upon a termination of his employment for any reason, Mr. Villamil would only be entitled to receive any earned but unpaid base salary.

Upon termination of employment for any reason, including death or disability, each of Messrs. Román, Ramírez, Vizcarrondo and Alvarado would be entitled to receive his accrued but unpaid salary, any unpaid bonus earned for any fiscal year ended before the date of termination, and unpaid expense reimbursements, and any vested payments or benefits to which he may be entitled under our benefit plans or applicable law. We refer to the NEOs entitlements in the preceding sentence collectively as our “Accrued Obligations.”

Upon termination by us without “cause” or resignation for “good reason” (both as defined below), in addition to the Accrued Obligations, Messrs. Román, Ramírez, Vizcarrondo and Alvarado would be entitled to receive a lump sum severance payment pursuant to Puerto Rico’s Law 80 severance formula in force at signage date. Upon termination by us without “cause” (as defined below) or resignation for “good reason” (as defined below), in addition to the Accrued Obligations, Mr. Román would be entitled to receive a lump sum severance payment equal to one year’s base salary.

If Mr. Román, Ramírez, Vizcarrondo or Alvarado were terminated by us without cause or he resigned for good reason after September 30 of any year, he would also be entitled to receive a prorated amount of his annual bonus for that year based on the number of days elapsed, referred to as a “Prorated Bonus.” If employment were terminated due to our non-extension of the employment agreement, the executive would be entitled to receive the Accrued Obligations, his Prorated Bonus, and a continuation of his base salary for six months. The executive would be required to sign a separation agreement and general release of claims against us and our affiliates as a condition to his entitlement to receive any severance payment or salary continuation from us under his employment agreement.

Messrs. Román’s, Ramírez’s, Vizcarrondo’s and Alvarado’s employment agreements also would restrict them from (i) competing with us for twelve months following termination, (ii) soliciting any of our employees, customers or other business relations for twelve months following termination, and (iii) disparaging us at any time following termination.

The NEO employment agreements define “cause” as any of the following:

•	commission of a felony or a crime of moral turpitude;

•	engaging in conduct that constitutes fraud or embezzlement;

•	engaging in conduct that constitutes gross negligence or willful gross misconduct that results or could reasonably be expected to result in harm to our business or reputation;

•

breach of any material terms of employment, including the NEO’s employment agreement, which results or could reasonably be expected to result in harm to our business or reputation, if not cured (if curable) by the NEO within 15 days following his receipt of written notice from us; or

•	continued willful failure to substantially perform the duties of his position, if not cured (if curable) by the executive within 15 days following the receipt of written notice from us.

For purposes of his employment agreement the NEO would have “good reason” to terminate his employment if, without written consent, any of the following events occurred that are not cured by us within 30 days of written notice specifying the occurrence of such event, which notice must be given by the NEO to us within 30 days following his knowledge of the occurrence of the good reason event:

•	a material failure by us to fulfill our obligations under the employment agreement;

•	a material and adverse change to, or a material reduction of, the NEO’s duties and responsibilities to us;

•

a material reduction in the NEO’s base salary and target annual bonus (not including any reduction related to a broader compensation reduction that is not limited to the NEO specifically and that is no more than 10% in the aggregate);

•	the relocation of the NEO’s primary office to a location more than 25 miles from the prior location that materially increases his commute to work; or

•	the failure of any successor to all or substantially all of EVERTEC’s assets to assume the NEO’s employment agreement.

Regardless of the circumstances pursuant to which NEOs terminate their employment with us, they are entitled to receive certain amounts earned during their employment.

The following table sets forth the compensation that each NEO would have been entitled to receive upon termination of employment, assuming termination of employment as of December 31, 2011.

Name and position	Severance payment	Other cash payments(2)	Accelerated vesting of outstanding restricted stock awards ($)	Accelerated vesting of outstanding option awards ($ )(3)

Felix M. Villamil
Former President and CEO
Resignation without good reason/Termination with cause	$—	$—	$—	$—
Resignation with good reason/Termination without cause(1)	855,769	845,000	1,076,400	—
Death or disability(2)	—	525,000	1,076,400	—
Change in control	—	—	—	—

Juan J. Román
Executive Vice President and CFO
Resignation without good reason/Termination with cause	$—	$—	$—	$—
Resignation with good reason/Termination without cause(1)	375,000	109,375	—	—
Death or disability	—	—	—	—
Change in control	—	—	—	—

Name and position	Severance payment	Other cash payments(2)	Accelerated vesting of outstanding restricted stock awards ($)	Accelerated vesting of outstanding option awards ($ )(3)

Carlos J. Ramírez
Executive Vice President,
Head of Business Solutions & Transaction Processing Sales
Resignation without good reason/Termination with cause	$—	$—	$—	$—
Resignation with good reason/Termination without cause(1)	497,115	150,400	—	—
Death or disability	—	—	—	—
Change in control	—	—	—	—

Luis G. Alvarado
Senior Vice President,
Head of Sales for Latin America
Resignation without good reason/Termination with cause	$—	$—	$—	$—
Resignation with good reason/Termination without cause(1)	149,808	101,650	—	—
Death or disability	—	—	—	—
Change in control	—	—	—	—

Miguel Vizcarrondo
Executive Vice President,
Head of Merchant Acquiring Business & ATH Network
Resignation without good reason/Termination with cause	$—	$—	$—	$—
Resignation with good reason/Termination without cause(1)	259,423	121,600	—	—
Death or disability	—	—	—	—
Change in control	—	—	—	—

(1)

Mr. Villamil’s employment was modified as of February 22, 2012. Pursuant to the terms of his employment agreement as in effect at December 31, 2011, Mr. Villamil would have received a severance payment calculated under Puerto Rico’s Law 80, excluding for such purpose the value of restricted stock and retention bonuses granted under that agreement. In connection with his promotion to Vice Chairman of the EVERTEC, LLC Board, Mr. Villamil is no longer entitled to cash severance in the event that his service is terminated. Except with respect to Mr. Román, severance payment amounts are calculated under Puerto Rico’s Law 80. Mr. Román’s severance is equal to one year’s base salary. Payment is part of the NEO’s employment contract.

(2)

Other cash payment amounts include the equivalent of the annual bonus that the NEO would have been entitled to receive in respect of 2011 based on the subsequent determination of the EVERTEC, LLC Board.

(3)

Subject to the NEO’s Stock Option Agreement, the unvested Tranche A options shall become vested under certain circumstances as described above in the narrative “Potential Payments upon Termination or Change in Control.”

Director Compensation in Fiscal Year 2011

The following table sets forth the compensation paid for the year ended December 31, 2011 to our directors for their service.

Name	Fees earned or paid in cash ($)(1)	Stock awards	Option awards(2)	Non-equity incentive plan compensation	Change in pension value and nonqualified deferred compensation earnings	All other compensation	Total

Marc E. Becker	$—	$—	$—	$—	$—	$—	$—

Jorge Junquera	—	—	—	—	—	—	—

Nathaniel J. Lipman	51,000	—	16,100	—	—	—	67,100

Matthew H. Nord	—	—	—	—	—	—	—

Richard L. Carrión Rexach	—	—	—	—	—	—	—

Nestor O. Rivera	—	—	—	—	—	—	—

Scott I. Ross	—	—	—	—	—	—	—

Thomas M. White	38,750	—	140,400	—	—	—	179,150

(1)	Directors’ fees paid during 2011.
(2)

On April 5, 2011, Holdings entered into stock option agreements with Messrs. Lipman and White, whereby options were granted to purchase shares of Holdings Class B Non-Voting Common Stock. The amount of option awards included in the compensation table above is the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. For additional information, see Note 16 of the Notes to Audited Consolidated (Successor) and Combined (Predecessor) Financial Statements appearing elsewhere in this prospectus.

Compensation Committee Interlocks and Insider Participation

For the year ended December 31, 2011, compensation-related decisions with respect to our NEOs were made by the EVERTEC, LLC Board and board of directors of Holdings, the members of which include Messrs. Becker and Ross, each of whom is a partner and officer of certain affiliates of Apollo, which acquired an approximately 51% indirect ownership interest in us as part of the Merger. Other than Mr. Villamil, who served as EVERTEC, LLC’s President and CEO until February 22, 2012, none of our directors has ever been one of our officers or employees. During 2011 none of our directors had any relationship that requires disclosure in this prospectus as a transaction with a related person. During 2011, none of our executive officers served as a member of the compensation committee of another entity, any of whose executive officers served on our Board, and none of our executive officers served as a director of another entity, any of whose executive officers served on our Board.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table provides certain information regarding the beneficial ownership of our outstanding capital stock as of             , 2012, and after giving effect to the offering (assuming that the underwriters do not exercise their option to purchase additional shares), for:

•	the selling stockholders;

•	each other person or group who beneficially owns more than 5% of our capital stock on a fully diluted basis; and

•	each of our directors, each of the named executive officers in the Summary Compensation Table and all of our current executive officers and directors as a group.

The percentage of ownership indicated before this offering is based on                  shares of common stock outstanding on             , 2012 assuming conversion of the Class B Non-Voting Common Stock, and the percentage of ownership after this offering is based on                  shares of common stock outstanding, including the shares to be issued and sold by the Company.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest. Except as indicated by footnote and in the next paragraph, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

As described in more detail under “Certain Relationships and Related Party Transactions–Related Party Transactions After the Closing of the Merger–Stockholder Agreement,” Apollo and Popular have agreed to act together to vote for the election of each of their director nominees to the Board. Upon the completion of this offering, Apollo and Popular will be deemed a “group” under the rules of the SEC. Upon the closing of this offering, Apollo and Popular as a group will continue to control a majority of our voting common stock. As a result, we will be a “controlled company” within the meaning of applicable corporate governance standards. See “Management,” “Certain Relationships and Related Party Transactions,” “Description of Capital Stock” and “Underwriting (Conflicts of Interest)” for additional information regarding the material relationships we have with the selling stockholders in this offering.

The following table assumes an offering at $          per share, the midpoint of the range set forth on the cover of this prospectus.

Name of Beneficial Owner	Shares Beneficially Owned Before the Offering		Number of Shares to be Sold in the Offering	Shares Beneficially Owned After the Offering		Maximum Number of Shares to be Sold if Over- Allotment Option is Exercised in Full	Shares Beneficially Owned After the Offering if the Over- Allotment Option is Exercised in Full
	Shares	Percentage		Shares	Percentage		Shares	Percentage
AP Carib Holdings, Ltd. (1)
Popular, Inc. (2)
Peter Harrington (3)
Juan J. Román (4)
Philip E. Steurer (5)
Carlos Ramírez (6)
Luis G. Alvarado (7)
Miguel Vizcarrondo (8)
Félix M. Villamil (9)
Marc E. Becker (10)
Jorge Junquera (11)
Nathaniel J. Lipman (12)
Matthew H. Nord (10)
Richard L. Carrión Rexach (11)
Néstor O. Rivera (11)
Scott I. Ross (10)
Thomas M. White (13)
Directors and executive officers as a group (14 persons)
Other selling stockholders

*	Less than one percent.
(1)

Reflects                  shares of common stock owned of record by AP Carib Holdings, Ltd. AIF VII Euro Holdings, L.P. (“Euro Holdings”) is the sole shareholder of AP Carib Holdings, Ltd. Apollo Management VII, L.P. is the sole director of AP Carib Holdings, Ltd. and the manager of Euro Holdings. AIF VII Management, LLC (“AIF VII”) is the general partner of Apollo Management VII, L.P. Apollo Management, L.P. (“Apollo Management LP”) is the sole member and manager of AIF VII, and Apollo Management GP, LLC (“Management GP”) is the general partner of Apollo Management LP. Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of Management GP, and Apollo Management Holdings GP, LLC (“Management Holdings GP”) is the general partner of Management Holdings. Apollo Advisors VII (EH), L.P. (“Advisors VII (EH)”) is the general partner of Euro Holdings and Apollo Advisors VII (EH-GP) Ltd. (“Advisors VII (EH-GP)”) is the general partner of Advisors VII (EH). Apollo Principal Holdings III, L.P. (“Principal III”) is the sole shareholder of Advisors VII (EH-GP) and Apollo Principal Holdings III GP, Ltd. (“Principal III GP”) is the general partner of Principal III. Leon Black, Joshua Harris and Marc Rowan are the managers, as well as principal executive officers, of Management Holdings GP, and the directors of Principal III GP, and as such may be deemed to have voting and dispositive control over the shares of our common stock held by AP Carib Holdings, Ltd.

The address of each of AP Carib Holdings, Ltd, Euro Holdings, Advisors VII (EH), Advisors VII (EH-GP), Principal III and Principal III GP is c/o Intertrust Corporate Services (Cayman) Limited, 87 Mary Street, George Town, Grand Cayman, KY1-9005. The address of each of Apollo Management VII, L.P., AIF VII, Apollo Management LP, Management GP, Management Holdings, Management Holdings GP and Messrs. Black, Harris and Rowan is 9 West 57th St., 43rd Floor, New York, New York 10019.

(2)	Represents shares of common stock owned of record by Popular. The address of Popular is 209 Muñoz Rivera Avenue, Hato Rey, Puerto Rico 00918.
(3)

Includes                  shares of restricted common stock which are subject to forfeiture. Does not include                  shares of common stock issuable upon the exercise of Tranche A, Tranche B and Tranche C options that remain subject to vesting.

(4)	Does not include shares of common stock issuable upon the exercise of Tranche A, Tranche B and Tranche C options that remain subject to vesting.
(5)	Does not include shares of common stock issuable upon the exercise of Tranche A, Tranche B and Tranche C options that remain subject to vesting.
(6)

Does not include                  shares of common stock issuable upon the exercise of Tranche A, Tranche B and Tranche C options, of which                  remain subject to vesting and none of which are exercisable until the occurrence of certain triggering events.

(7)

Does not include                  shares of common stock issuable upon the exercise of Tranche A, Tranche B and Tranche C options, of which                  remain subject to vesting and none of which are exercisable until the occurrence of certain triggering events.

(8)

Does not include                  shares of common stock issuable upon the exercise of Tranche A, Tranche B and Tranche C options, of which                  remain subject to vesting and none of which are exercisable until the occurrence of certain triggering events.

(9)

Consists of                  shares of restricted common stock which are subject to forfeiture. Does not include                  shares of common stock issuable upon the exercise of Tranche A options, of which                  remain subject to vesting and none of which are exercisable until the occurrence of certain triggering events.

(10)

Messrs. Becker, Nord and Ross are each principals and officers of certain affiliates of Apollo. Although each of Messrs. Becker, Nord and Ross, may be deemed to be the beneficial owner of shares owned by Apollo, each of them disclaims beneficial ownership of any such shares.

(11)

Messrs. Junquera, Carrión and Rivera are each officers and/or directors of Popular. Although each of Messrs. Junquera, Carrión and Rivera may be deemed to be the beneficial owner of shares beneficially owned by Popular, each of them disclaims beneficial ownership of any such shares.

(12)	Does not include shares of common stock issuable upon the exercise of options, none of which are exercisable until the occurrence of certain triggering events.
(13)

Consists of                  of common stock held by Thomas M. White 2006 Trust, over which Mr. White has voting and investment power. Does not include                  shares of common stock issuable upon the exercise of options held by Thomas M. White 2006 Trust, of which                  remain subject to vesting and none of which are exercisable until the occurrence of certain triggering events.

Securities Authorized for Issuance Under Equity Compensation Plans

On September 30, 2010, the board of directors of Holdings adopted the Equity Incentive Plan. Holdings reserved 2,921,604 shares of its Class B Non-Voting Common Stock for issuance upon exercise and grants of stock options, restricted stock and other equity awards under the Plan. On April 17, 2012, in connection with the Reorganization, the Company assumed the Equity Incentive Plan and all of the outstanding equity awards issued thereunder or subject thereto. As a result, each of the then outstanding stock options to purchase shares of Holdings’ Class B Non-Voting Common Stock became a stock option to purchase the same number and class of shares of the Company’s Class B Non-Voting Common Stock, in each case on the same terms (including exercise price) as the original stock option. Similarly, each of the then outstanding shares of restricted stock of Holdings was converted into the same number of shares of restricted stock of the Company.

For additional discussion of our equity compensation, including the Equity Incentive Plan, see “Management—Executive Compensation” and Note 16 of the Notes to Consolidated (Successor) and Combined (Predecessor) Financial Statements included elsewhere in this prospectus.

The table below summarizes the equity issuances under the Equity Incentive Plan as of December 31, 2011.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders
Equity compensation plans not approved by security holders	2,774,274	(1)	$10.00	277,330

(1)	Includes 50,000 stock options and 80,000 shares of restricted stock that were not granted under the Equity Incentive Plan, but are subject to certain of terms of the Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions in Connection with the Closing of the Merger

Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. The description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the Merger Agreement, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.

Popular agreed, subject to the limitations contained in the Merger Agreement, to indemnify Apollo and its affiliates and certain related parties for breaches of representations, warranties and covenants made by Popular, as well as for certain other specified matters. Apollo and EVERTEC, LLC have agreed, subject to the limitations contained in the Merger Agreement, to indemnify Popular and its affiliates and certain related parties for breaches of representations, warranties and covenants made by Apollo and EVERTEC, LLC. Generally, the indemnification obligations of each party with respect to claims for breaches of representations and warranties (1) expired on April 1, 2012, subject to certain exceptions providing for longer or indefinite survival periods, (2) are not effective until the aggregate amount of losses suffered by the indemnified parties exceeds $5.0 million and (3) are limited to $100.0 million of recovery. In addition, EVERTEC, LLC has agreed, subject to the limitations contained in the Merger Agreement, to indemnify Popular and its affiliates and certain related parties for breaches of certain EVERTEC, LLC’s post-closing covenants, EVERTEC, LLC and its subsidiaries liabilities and certain losses arising from EVERTEC LLC’s assets and employees.

In addition to customary covenants for an agreement of this nature, Popular and Apollo have provided certain non-compete covenants and Popular has provided certain non-solicitation covenants in favor of EVERTEC.

In connection with the Merger Agreement, the parties entered into of a number of ancillary agreements, including those described below.

Master Services Agreement

We historically provided various processing and IT services to Popular and its subsidiaries pursuant to a master services agreement among us, Popular and certain of Popular’s subsidiaries.

At the closing of the Merger, we amended and restated the current master services agreement. Under the Master Services Agreement, Popular and Banco Popular agreed to, and caused their respective subsidiaries to, receive the services covered by the Master Services Agreement, including certain changes, modifications, enhancements or upgrades to such covered services, on an exclusive basis from us. In exchange for the services, Popular, Banco Popular and their respective subsidiaries initially pay amounts that are set forth in a price list incorporated into the Master Services Agreement, which is generally based on the historical pricing practices among the parties. The parties agreed to review the service fees on an ongoing basis and may change such fees upon mutual agreement. Following the second anniversary of the date of the Master Services Agreement, such service fees will be adjusted annually to reflect changes in the consumer price index, provided that any such fee adjustment may not exceed 5% per year. The Master Services Agreement provides that it is the intent of the parties to such agreement that the fees we charge to any “banking affiliate” under the Master Services Agreement will be in compliance with applicable laws, and, in order to ensure such compliance, the parties agreed to periodically review such fees to ensure that they represent and remain at levels consistent with the market terms that such banking affiliate would pay to an independent third party for providing similar services. The Master Services Agreement provides that when performing such review, the parties will pay particular attention to any available information on comparable market terms for similar services, and will evaluate and take into consideration the contracting terms and our performance of the services under the Master Services Agreement. The Master Services Agreement defines “banking affiliate” as any banking institution (including its subsidiaries) that is our affiliate for purposes of Section 23A and Section 23B of the Federal Reserve Act and Regulation W of the Federal Reserve Board. Currently, Banco Popular, Banco Popular North America and their subsidiaries are our affiliates for purposes of Section 23A and Section 23B of the Federal Reserve Act and Regulation W of the Federal Reserve Board.

In addition, Popular, Banco Popular and their respective subsidiaries agreed to grant us a right of first refusal to (1) provide our services to support Popular, Banco Popular and their respective subsidiaries’ implementation of any development, maintenance, enhancement or modification of any services provided by us under the Master Services Agreement; (2) create or offer certain new services or products that Popular, Banco Popular or one of their respective subsidiaries determine to offer to their customers; or (3) provide certain core bank processing and credit card processing services that are currently provided by third parties to certain subsidiaries of Popular, if Popular and Banco Popular and their respective subsidiaries determine to extend or renew these services, which are currently provided by third parties. We agreed to grant Popular, Banco Popular and their respective subsidiaries a right of first refusal to purchase any new service or product created or developed by us internally or by a third party, unless the service or product was created or developed by, or at the specific request of, a client other than Popular, Banco Popular and their respective subsidiaries.

We agreed under the Master Services Agreement that we will not compete with Popular, Banco Popular and their respective subsidiaries in offering, providing or marketing certain payment processing services that are currently offered by Popular, Banco Popular and their respective subsidiaries to certain identified customers of Popular, Banco Popular and their respective subsidiaries. Popular, Banco Popular and their subsidiaries agreed not to hire or solicit any of our employees, subject to customary carve-outs. The Master Services Agreement also contained a non-circumvention covenant, which is intended to prohibit us on the one hand, and Popular, Banco Popular and their subsidiaries on the other hand, from engaging in certain actions designed or intended to divert customers from the other.

Except for cases of our gross negligence or willful misconduct, our liability for breach under the Master Services Agreement is limited to the amount paid for such services under the Master Services Agreement. Under certain circumstances, breaches with respect to certain services result only in service credits accruing to Popular, Banco Popular and their respective subsidiaries in lieu of the payment of monetary damages.

The Master Services Agreement provides for a 15-year term which commenced upon the closing of the Merger (subject to our option to extend such term by an additional three years upon a change of control of Popular or Banco Popular). After the initial term, the Master Services Agreement will renew automatically for successive 3-year periods, unless a party gives written notice of non-renewal to the other parties not less than 1 year prior to the relevant renewal date. The Master Services Agreement provides for termination by a party (1) for the other party’s breach of the agreement that results in a material adverse effect on the terminating party that continues for more than 90 days, (2) for a failure by the other party to pay any properly submitted invoice for a material amount in the aggregate that is undisputed for a period of more than 60 days, or (3) for a prohibited assignment of the Master Services Agreement by the other party. In addition, Popular and Banco Popular are permitted to terminate the Master Services Agreement up to 30 days following the occurrence of a change of control of EVERTEC, LLC, unless (1) the acquirer is identified to Popular and Banco Popular at least 30 business days prior to the proposed change of control, (2) neither the acquirer nor any of its affiliates is engaged, directly or indirectly, in the banking, securities, insurance or lending business, from which they derive aggregate annual revenues from Puerto Rico in excess of $50 million unless none of them has a physical presence in Puerto Rico that is used to conduct any such business, (3) we (or our successor, as applicable) will be solvent after the proposed change of control and (4) following the change of control, we (or our successor, as applicable) will be capable of providing the services under the Master Services Agreement at the level of service that is required under the Master Services Agreement.

We agreed to provide certain transition assistance to Popular, Banco Popular and their respective subsidiaries in connection with (1) the termination of the Master Services Agreement, (2) the termination of a particular service provided by us under the Master Services Agreement or (3) a release event under the Technology Agreement (as described below).

For the year ended December 31, 2011 and the nine months ended September 30, 2012, we recorded revenue of approximately $147.2 million and $110.2 million, respectively, from Popular, Banco Popular and their respective subsidiaries under the Master Services Agreement.

Technology Agreement

At the closing of the Merger, we and Popular entered into a Technology Agreement, pursuant to which we deposited certain proprietary software, technology and other assets into escrow. According to the Technology Agreement we must continue to make deposits on a semi-annual basis during the term of the Master Services Agreement and the term of any transition period under the Master Services Agreement. As specified in the Technology Agreement, Popular has the right and option, upon the occurrence of certain release events, to obtain the release of part, and upon the occurrence of other release events, all of the materials deposited into escrow. Upon the occurrence of any release event, Popular will also have the option to elect to exercise its rights under a license granted by us to Popular to use and otherwise exploit all or any part of the released materials for the term (perpetual or term-limited) specified by Popular. We and Popular will negotiate the fair market value of the rights elected by Popular upon the release of the escrow.

Popular is permitted to terminate the Technology Agreement up to 30 days following the occurrence of a change of control of EVERTEC, LLC, unless the acquirer (1) is identified to Popular at least 30 business days prior to the proposed change of control, (2) neither the acquirer nor any of its affiliates is engaged, directly or indirectly, in the banking, securities, insurance or lending business, from which they derive aggregate annual revenues from Puerto Rico in excess of $50.0 million unless none of them has a physical presence in Puerto Rico that is used to conduct any such business, (3) EVERTEC, LLC (or its successor, as applicable) will be “solvent” (as that term is defined in the Technology Agreement) after the proposed change of control and (4) following the change of control, EVERTEC, LLC (or its successor, as applicable) will be capable of performing the obligations and duties of EVERTEC, LLC under the Technology Agreement.

ATH Network Participation Agreement

We historically gave Banco Popular access to the ATH network pursuant to an ATH network participation agreement between us and Banco Popular. At the closing of the Merger, we amended and restated the current ATH network participation agreement (as amended and restated, the “ATH Network Participation Agreement”). Under the ATH Network Participation Agreement, we (1) give Banco Popular access to the ATH network by providing various services, including by connecting Banco Popular’s ATMs to the ATH network, monitoring Banco Popular’s ATMs, agreeing to forward transactions from connected terminals to the participant of the ATH network and settling transactions among ATH network participants from all POS and ATM terminals on a daily basis (collectively, the “ATH Network Services”) and (2) grant to Banco Popular a non-exclusive, non-transferable, limited, royalty free license to use the ATH logo and the ATH word mark and any other trademarks or service marks used by us in connection with the ATH network (collectively, the “ATH Mark”) within the U.S. territories, Puerto Rico, and any other country where the ATH Mark is registered or subject to registration.

The ATH Network Participation Agreement provides for a 15-year term which commenced upon the closing of the Merger (subject to our option to extend such term by an additional three years upon a change of control of Banco Popular). After the initial term, the ATH Network Participation Agreement will renew automatically for successive 3-year periods, unless a party gives written notice to the other party not less than 1 year prior to the relevant renewal date. The ATH Network Participation Agreement provides for termination (1) by us if Banco Popular commits a material breach, which includes, but is not limited to (a) any activities or actions of Banco Popular which reflect adversely on our business reputation, any participant in the ATH network or the ATH network or (b) any breach of the license described above, (2) by Banco Popular, if we commit a breach or series of breaches that results in a material adverse effect on Banco Popular or (3) by either party (a) for a failure by the other party to pay any properly submitted invoice for a material amount in the aggregate that is undisputed for a period of more than 60 days, or (b) for a prohibited assignment of the ATH Network Participation Agreement by the other party. In addition, Banco Popular is permitted to terminate the ATH Network Participation Agreement up to 30 days following the occurrence a change of control of EVERTEC, LLC, unless (1) the acquirer is identified to Banco Popular at least 30 business days prior to the proposed change of control, (2) neither the acquirer nor any of its affiliates is engaged, directly or indirectly, in the banking, securities, insurance or lending business, from which they derive aggregate annual revenues from Puerto Rico in excess of $50.0 million unless none of them has a physical presence in Puerto Rico that is used to conduct any such business, (3) EVERTEC, LLC (or its successor, as applicable) will be “solvent” (as that term is defined in the ATH Network Participation Agreement) after the proposed change of control and (4) following the change of control, EVERTEC, LLC (or its successor, as applicable) will be capable of performing the obligations and duties of EVERTEC, LLC under the ATH Network Participation Agreement.

Banco Popular also agreed to grant us a right of first refusal with respect to any development, maintenance or other technology project related to the ATH Network Services and will agree to exclusively use us to provide the ATH Network Services throughout the term of the ATH Network Participation Agreement.

For the year ended December 31, 2011 and the nine months ended September 30, 2012, we recorded revenue of approximately $13.6 million and $10.3 million, respectively, from Banco Popular under the ATH Network Participation Agreement.

ATH Support Agreement

We and Banco Popular entered into the ATH Support Agreement at the closing of the Merger pursuant to which Banco Popular agreed to support the ATH brand by (1) supporting, promoting and marketing the ATH network and brand and debit cards bearing the symbol of the ATH network, either exclusively or with the symbol of another credit card association and (2) issuing in each successive twelve month period at least a set minimum number of debit cards exclusively bearing the symbol of the ATH network (“ATH Debit Cards”). Banco Popular is not responsible for any failure to issue at least the required minimum number of ATH Debit Cards under the ATH Support Agreement during any twelve month period if as a result of factors outside of Banco Popular’s control there is a change in demand for debit cards (including a reduction in the demand for ATH Debit Cards), an increase in demand for debit cards bearing the symbol of the ATH network and the symbol of another credit card association (“Dual Branded Debit Cards”) or the development of new payment technologies in the market that result in a decrease in demand for debit cards (including a reduction in demand for ATH Debit Cards). Banco Popular also agreed not to, and will not create incentives for its or its affiliates’ personnel to, promote, support or market (1) debit cards other than ATH Debit Cards or Dual Branded Debit Cards or (2) credit cards in a manner targeted to negatively impact the issuance of ATH Debit Cards and Dual Branded Debit Cards. The ATH Support Agreement terminates upon the earlier of 15 years after the date of the closing of the Merger or the termination of the Master Services Agreement.

Banco Popular agreed that, during the term of the ATH Support Agreement, it may not directly or indirectly enter into any agreement with another card association to issue Dual Branded Debit Cards without our prior written consent. Under the ATH Support Agreement, if Banco Popular desires to enter into such an agreement, it will consult with us and provide documentation and other support requested by us to demonstrate that Banco Popular’s entry into the agreement will have a direct economic benefit to us. We will then be required to make a good faith determination based on such documentation and support whether to consent to Banco Popular’s entry into the agreement.

Banco Popular is permitted to terminate the ATH Support Agreement up to 30 days following the occurrence of a change of control of EVERTEC, LLC, unless (1) the acquirer is identified to Banco Popular at least 30 business days prior to the proposed change of control, (2) neither the acquirer nor any of its affiliates is engaged, directly or indirectly, in the banking, securities, insurance or lending business, from which they derive aggregate annual revenues from Puerto Rico in excess of $50.0 million unless none of them has a physical presence in Puerto Rico that is used to conduct any such business, (3) EVERTEC, LLC (or its successor, as applicable) will be “solvent” (as that term is defined in the ATH Support Agreement) after the proposed change of control and (4) following the change of control, EVERTEC, LLC (or its successor, as applicable) will be capable of performing the obligations and duties of EVERTEC, LLC under the ATH Support Agreement.

Independent Sales Organization Sponsorship and Services Agreement

At the closing of the Merger, we amended and restated an interim ISO Agreement previously entered into with Banco Popular (as amended and restated, the “ISO Agreement”). Under the ISO Agreement, Banco Popular sponsors us as an independent sales organization with respect to certain credit card associations and we provide various services including, among other things, the payment processing services to merchants (“Merchant Services”), the signing up and underwriting of merchants to accept such Merchant Services and the sale of various products related to the Merchant Services. This agreement also provides that the parties will establish the fees to be paid by EVERTEC, LLC to Banco Popular for the fraud monitoring services provided by Banco Popular. The term of the ISO Agreement will continue until December 31, 2025 and thereafter will be automatically renewed for successive three year periods unless written notice of non-renewal is given at least one year in advance by either party.

Pursuant to the ISO Agreement, Banco Popular is the acquiring member with respect to the credit card associations covered by the ISO Agreement for anyone in Puerto Rico, the U.S. Virgin Islands and the British Virgin Islands. However, if Banco Popular is unable (for any reason other than a merchants’ refusal to enter into a merchant agreement with Banco Popular through no fault of Banco Popular) or unwilling to act as the acquiring member for any merchant, we may enter into an agreement with another financial institution to serve as the sponsoring bank with respect to such person. However, in order to use another financial institution as the sponsoring bank with respect to any merchant, we must make a good faith determination that the provision of Merchant Services to the merchant does not pose an unreasonable financial, regulatory or reputational risk to us or Banco Popular.

Additionally, pursuant to the ISO Agreement, Banco Popular agreed to exclusively refer to us any merchant that inquires about, requests or otherwise evidences interest in the Merchant Services. Banco Popular will receive a referral fee for each merchant referred that subsequently agrees to receive Merchant Services from us. We also agreed under the ISO Agreement to refer to Banco Popular any merchant doing business in Puerto Rico, the U.S. Virgin Islands and the British Virgin Islands that inquires about, requests or otherwise evidences interest in banking services or products. Banco Popular also agreed to make monthly payments to EVERTEC, LLC as a means of subsidizing certain Merchant Services provided by EVERTEC, LLC on less than favorable terms in connection with two existing customer relationships that are favorable to Popular and its affiliates as a whole. These subsidies were historically reflected in an agreement between the Merchant Acquiring business and Banco Popular. The monthly payments with respect to one customer will continue until the earlier of February 29, 2012 and the date on which the underlying customer contract expires or is terminated. The monthly payments with respect to a second customer will continue until either Banco Popular or EVERTEC, LLC gives 30 days prior written notice to the other party of its desire to terminate the arrangement.

During the term of the ISO Agreement and for one year following the termination of the ISO Agreement for any reason, Banco Popular may not and may not cause any independent sales organization sponsored by Banco Popular to solicit any merchant receiving Merchant Services from us to receive such services instead from another independent sales organization. This non-solicitation restriction does not apply, however, to (1) any banking customer of Banco Popular to which we are unable or unwilling to provide Merchant Services and (2) to any merchant with respect to the solicitation by Banco Popular to provide banking services and products.

Banco Popular is permitted to terminate the ISO Agreement up to 30 days following the occurrence of a change of control of EVERTEC, LLC, unless (1) the acquirer is identified to Banco Popular at least 30 business days prior to the proposed change of control, (2) neither the acquirer nor any of its affiliates is engaged, directly or indirectly, in the banking, securities, insurance or lending business, from which they derive aggregate annual revenues from Puerto Rico in excess of $50.0 million unless none of them has a physical presence in Puerto Rico that is used to conduct any such business, (3) EVERTEC, LLC (or its successor, as applicable) will be “solvent” (as that term is defined in the ISO Agreement) after the proposed change of control and (4) following the change of control, EVERTEC, LLC (or its successor, as applicable) will be capable of performing the obligations and duties of EVERTEC, LLC under the ISO Agreement.

Cash Depot Subcontract

We provide certain cash depot services to depository institutions in Puerto Rico and the U.S. Virgin Islands (the “Cash Depot Services”) on behalf of a certain quasi-government organization. We provide the Cash Depot Services as a subcontractor of Banco Popular pursuant to a subcontract between us and Banco Popular. Banco Popular holds the prime contract with the quasi-government organization (the “Cash Depot Agreement”).

The subcontract is effective for so long as the Cash Depot Agreement is in effect. Under the terms of the subcontract, either party may terminate the subcontract prior to the expiration of the subcontract by giving the other party advance notice. However, under the Merger Agreement, Popular agreed that until the termination of the ISO Agreement, the Master Services Agreement or the assignment of the Cash Depot Agreement, Popular will cause Banco Popular to not terminate the Cash Depot Agreement or take any action what would deprive us of the economic benefit that it derives from the Cash Depot Agreement.

In addition, the quasi-government organization that is a party to the Cash Depot Agreement may terminate the Cash Depot Agreement and thereby cause the termination of the subcontract upon the occurrence of certain triggering events, one of which is a material change in the ownership, management and/or operations of Banco Popular and/or EVERTEC. The quasi-government organization that is a party to the Cash Depot Agreement waived the triggering event that would have arisen in connection with the Merger.

For the year ended December 31, 2011 and the nine months ended September 30, 2012, we recorded revenue of approximately $1.4 million and $1.1 million, respectively, under this subcontract.

Ticketpop Services Agreement

At the closing of the Merger, we amended an interim Ticketpop Services Agreement previously entered into with Banco Popular (as amended, the “Ticketpop Services Agreement”). Under the Ticketpop Services Agreement, customers that purchase event tickets through the Ticketpop internet-based ticket sales and processing that is operated by us are able to obtain printed tickets and make payment for such tickets from Banco Popular tellers and dispensing machines located at certain Banco Popular branches (“Outlet Services”). In addition, Banco Popular makes available its “Telebanco” call and phone assistance center to receive and attend to telephone calls related to TicketPop (“Call Center Services”).

The term of the Ticketpop Services Agreement continues until five years following the closing of the Merger and thereafter will be automatically renewed for successive one year periods unless written notice of non-renewal is given at least 30 days in advance by either party. The Ticketpop Services Agreement provides for termination by (1) us at any time upon giving at least 30 days advance written notice and (2) Banco Popular in the event we (a) commit a material breach of the Ticketpop Services Agreement and fail to cure such breach and/or (b) fail to pay a material amount of undisputed invoiced amounts. In addition, Banco Popular is permitted to terminate the Ticketpop Services Agreement up to 30 days following the occurrence a change of control of EVERTEC, LLC, unless (1) the acquirer is identified to Banco Popular at least 30 business days prior to the proposed change of control, (2) neither the acquirer nor any of its affiliates is engaged, directly or indirectly, in the banking, securities, insurance or lending business, from which they derive aggregate annual revenues from Puerto Rico in excess of $50 million unless none of them has a physical presence in Puerto Rico that is used to conduct any such business, (3) EVERTEC, LLC (or its successor, as applicable) will be “solvent” (as that term is defined in the Ticketpop Services Agreement) after the proposed change of control and (4) following the change of control, EVERTEC, LLC (or its successor, as applicable) will be capable of performing the obligations and duties of EVERTEC, LLC under the Ticketpop Services Agreement.

On February 3, 2011, we notified Banco Popular of our intent to terminate the portion of the Ticketpop Services Agreement related to Outlet Services because on even date, we entered into a new agreement with an unaffiliated third party to provide these services. On November 15, 2011, we terminated the remaining portion of the Ticketpop Services Agreement because we began performing Call Center Services in house. Accordingly, the Ticketpop Services Agreement has been terminated in its entirety.

For the year ended December 31, 2011, we paid approximately $0.3 million to Banco Popular under the Ticketpop Services Agreement.

Transition Services Agreement

In connection with the Merger, we entered into a transition services agreement with Popular pursuant to which Popular, or an affiliate of Popular, provides certain services to us for different periods of time generally not exceeding 12 months from the closing of the Merger. These services include access and use of SAP and Hyperion systems and other IT services, access to the employee activity center in the Cupey Center, payroll accounting and processing, comptroller function services. Some of the services were historically provided by third-party vendors who have agreed to continue to provide such services for the duration of the transition. Popular agreed to use its reasonable best efforts to obtain consents of such third-party vendors to provide such services for the agreed-upon duration, or obtain substantially similar services from other sources on substantially similar terms and conditions. Popular bears the cost of obtaining such consents. Popular also provides certain transition support to us in connection with the termination of the transition services agreement.

The Transition Services Agreement was amended on September 28, 2011 and January 31, 2012, in each case, to reduce the number of services provided by Popular to EVERTEC, LLC. Currently, the Transition Services Agreement requires Popular to provide only one service to EVERTEC, LLC for approximately $5,000 per month.

For the year ended December 31, 2011 and the nine months ended September 30, 2012, we paid $0.2 million and $0.1 million, respectively, to Popular under the Transition Services Agreement.

Amended Leases

In connection with the Merger, we and Banco Popular entered into the Third Amendment to the Master Lease Agreement governing the premises leased by us at the Cupey Center for use as its headquarters. As amended, the initial term of the lease expires on March 31, 2015, but can be renewed at our option for up to four additional five-year terms. The annual rent under the lease is approximately $5.3 million (including estimated operating expenses). We have a right of first refusal over substantially all of the leased premises in the event that Banco Popular desires to sell the property.

We and Banco Popular also entered into the Third Amendment to the Sublease Agreement governing the premises subleased by us at the Tres Monjitas property for use as a backup data site. The sublease expired on October 23, 2012. The annual rent under the sublease was approximately $0.4 million.

Consulting Agreements

In connection with the Merger, Holdings and EVERTEC, LLC entered into consulting agreements with each of Apollo Management and Popular (each, a “Holdings consultant”) pursuant to which Holdings and EVERTEC, LLC receive certain advisory services from each Holdings consultant. Each consulting agreement terminates on the earlier of (1) the twelfth anniversary of the date of the consulting agreement, (2) the time at which the applicable Holdings consultant and its affiliates beneficially own equity interests in both Holdings and EVERTEC, LLC, in each case in an aggregate amount less than 5% of the then outstanding equity interests of such entity and (3) such earlier date as is mutually agreed upon by Holdings, EVERTEC, LLC and the applicable Holdings consultant. As consideration for agreeing to render the services set forth in the consulting agreement, Holdings will pay (1) an annual fee to Apollo Management equal to the product of 0.51 multiplied by the greater of (a) $2.0 million and (b) 2% of the combined EBITDA of EVERTEC, LLC and its subsidiaries for the immediately preceding year, and (2) an annual fee to Popular equal to the product of 0.49 multiplied by the greater of (a) $2.0 million and (b) 2% of the combined EBITDA of EVERTEC, LLC and its subsidiaries for the immediately preceding year. In addition, upon the consummation of the Merger, Holdings paid an aggregate transaction fee of $18.0 million to the Holdings consultants, 51% of which is payable to Apollo Management and 49% of which is payable to Popular, which was the entire amount paid to the Holdings consultants for the year ended December 31, 2010. The consulting agreements also provide for reimbursement by Holdings of certain expenses of the Holdings consultants incurred in connection with the performance of the Holdings consultants obligations under the consulting agreements.

For the year ended December 31, 2011, Holdings paid $2.0 million to Apollo Management and $1.2 million to Popular under the consulting agreements. Concurrently with the consummation of this offering and upon a payment of approximately $         to Apollo Management and $         to Popular (plus any unreimbursed expenses), the consulting agreement with each Holdings consultant will be terminated in its entirety.

Venezuela Transition Services Agreement

In connection with the transfer of EVERTEC Venezuela and the assignment of all the assets and liabilities related to the EVERTEC Venezuela business, we entered into a transition services agreement with Popular and EVERTEC Venezuela (the “Venezuela Transition Services Agreement”) pursuant to which we will provide certain services to EVERTEC Venezuela for approximately 12 months from the closing of the Merger. These services include the operation of certain transaction authorization and credit card processing applications on behalf of EVERTEC Venezuela and certain IT professional services, including maintenance services, relating to various accounting and back-office applications. Popular and EVERTEC Venezuela are responsible for obtaining any consents or licenses that we may need in order to provide the transition services. In addition, under the terms of the Venezuela Transition Services Agreement, we may terminate the agreement or cease providing any service if (1) upon a change of control of EVERTEC Venezuela, the acquirer, or resulting entity, is not reasonably acceptable to us or (2) EVERTEC Venezuela, Popular or any of their affiliates, (a) violate certain international trade laws or (b) engage in any conduct, or otherwise use the transition services in a manner that we reasonably believe would cause us, Holdings, any holder of any equity interest in Holdings or any of their affiliates to violate any applicable law or any agreement or undertaking to which EVERTEC, LLC, Holdings or any of their affiliates is a party or is bound.

In June 2011, Popular determined that it would terminate the operations of the successor to EVERTEC Venezuela, S.A., Tarjetas y Transacciones en Red Tranred, C.A. (“Tranred”). In connection with such termination, Tranred assigned certain offshore service agreements with entities outside of Venezuela to EVERTEC, LLC and agreed to continue to provide certain services to EVERTEC, LLC to facilitate such assignments. In connection with the assignments, on July 1, 2011, EVERTEC, LLC, Tranred and Popular entered into an amendment of the Venezuela Transition Services Agreement. The Venezuelan Transition Services Agreement was further amended on March 9, 2012 to extend the term to December 31, 2013 and provide for a 10% increase in the fees charged by us.

For the year ended December 31, 2011 and the nine months ended September 30, 2012, we were paid approximately $2.0 million and $1.3 million, respectively, by Popular, under the Venezuela Transition Services Agreement.

Virgin Islands Services Agreement

We entered into a Virgin Islands Services Agreement whereby Banco Popular provides our Merchant Acquiring business with the services that are provided by the Virgin Islands employees that Banco Popular did not transfer to us under in connection with the Merger. The term of the Virgin Islands Services Agreement continues until three years following the closing of the Merger and thereafter will be automatically renewed for successive one year periods unless written notice of non-renewal is given at least 30 days in advance by either party. The Virgin Islands Services Agreement provides for termination by (1) us at any time upon giving at least 30 days advance written notice and (2) Banco Popular in the event we fail to pay a material undisputed invoiced amounts. In addition, Banco Popular is permitted to terminate the Virgin Islands Services Agreement up to 30 days following the occurrence a change of control of EVERTEC, LLC, unless (1) the acquirer is identified to Banco Popular at least 30 business days prior to the proposed change of control, (2) neither the acquirer nor any of its affiliates is engaged, directly or indirectly, in the banking, securities, insurance or lending business, from which they derive aggregate annual revenues from Puerto Rico in excess of $50.0 million unless none of them has a physical presence in Puerto Rico that is used to conduct any such business, (3) EVERTEC, LLC (or its successor, as applicable) will be “solvent” (as that term is defined in the Virgin Islands Services Agreement) after the proposed change of control and (4) following the change of control, EVERTEC, LLC (or its successor, as applicable) will be capable of performing the obligations and duties of EVERTEC, LLC under the Virgin Islands Services Agreement.

For the year ended December 31, 2011 and the nine months ended September 30, 2012, we paid approximately $0.5 million and $0.4 million, respectively, to Banco Popular under the Virgin Island Services Agreement.

Related Party Transactions After the Closing of the Merger

Director Arrangements

It is our Board’s policy that any director who is not also an employee of either (i) us or any of our subsidiaries, (ii) Popular or (iii) AGM will receive annual compensation in the amount of $45,000 payable in equal quarterly installments, plus $2,000 for each regular or special meeting of the Board or Board committee that they attend in person, plus an additional $1,000 for each regular or special meeting of the Board or Board committee that they attend by teleconference. In addition, on April 5, 2011, Thomas White and Nathaniel Lipman received options to purchase 45,000 and 5,000 shares, respectively, of Class B Non-Voting Common Stock of Holdings (now options to purchase shares of Class B Non-Voting Common Stock of the Company following the Reorganization). The options issued to Messrs. Lipman and White were granted outside of the Plan. Mr. Lipman’s options will vest one year after the grant date as long as he is then providing services to us or our affiliates. Mr. White’s options are divided evenly among Tranche A options and Tranche B options. The Tranche A options will vest in equal installments on each of the first five anniversaries of the grant date and the Tranche B options will vest at such time as Internal Rate of Return (as defined in the Plan) of Apollo Investment Funds VII, L.P. and its affiliates equals or exceeds 20% based on cash proceeds received by Apollo Investment Funds VII, L.P. and its affiliates, in each case as long as Mr. White is providing services to us or our affiliates at such time. Also on April 5, 2011, Mr. White entered into a subscription agreement to purchase 25,000 shares of Class B Non-Voting Common Stock of Holdings for a purchase price of $250,000.

Stockholder Agreement

In connection with the Merger, Holdings entered into a Stockholder Agreement with Popular, Apollo and the other stockholders of Holdings, which was amended and restated in connection with the Reorganization and which is now an agreement among the Company, Popular, Apollo and our other stockholders. The amended and restated Stockholder Agreement, among other things, sets forth certain rights and restrictions with respect to our common stock. The description below is a summary of the terms of the amended and restated Stockholder Agreement following the consummation of this offering.

Director Nomination Rights

Our Board is comprised of five directors nominated by Apollo, three directors nominated by Popular and a management director. Félix Villamil shall be the management director for so long as he holds the position of Vice Chairman of the EVERTEC, LLC Board, after which time the individual holding the office of chief executive officer of EVERTEC, LLC will be the management director. Except as described below, Apollo will have the right to nominate five members of our Board and Popular will have the right to nominate three members of our Board, in each case for so long as Apollo or Popular, as the case may be, beneficially owns, together with its affiliates, 25% or more of our then outstanding voting common stock. In addition, for so long as Apollo or Popular, as the case may be, beneficially owns, together with its affiliates, more than 10% but less than 25% of our then outstanding voting common stock, it will have the right to nominate two members of our Board (the “10% board right”). Similarly, for so long as Apollo or Popular, as the case may be, beneficially owns, together with its affiliates, more than 5% but less than 10% of our then outstanding voting common stock, it will have the right to nominate one member of our Board (the “5% board right”).

Each holder party to the Stockholder Agreement has agreed to vote all of such holder’s shares of our common stock and to take all other actions within its control to cause the election of directors nominated by Apollo and Popular pursuant to the Stockholder Agreement. Similarly, we have agreed to take all actions within our control necessary or desirable to cause the election of directors nominated by Apollo and Popular pursuant to the Stockholder Agreement.

Notwithstanding the foregoing, if at any time Popular beneficially owns, together with its affiliates, shares of our voting common stock representing 10% more than the amount of our voting common stock beneficially owned by Apollo and its affiliates at such time (the “first board trigger date”), each of Apollo and Popular will have the right to nominate four members of our Board, in each case for so long as it beneficially owns, together with its affiliates, 25% or more of our then outstanding voting common stock. Furthermore, on the second anniversary of the first board trigger date, Popular will have the right to nominate five members and Apollo will have the right to nominate three members of our Board, in each case for so long as it beneficially owns, together with its affiliates, 25% or more of our then outstanding voting common stock. If at any time following the first board trigger date Apollo beneficially owns, together with its affiliates, more of our voting common stock than the amount of our voting common stock beneficially owned by Popular and its affiliates at such time, the director nomination rights will be as set forth in the immediately preceding paragraph.

Except for certain exceptions described in the Stockholder Agreement, directors may only be removed and replaced by the stockholder having the right to nominate such director. The Stockholder Agreement also provides that we will, at all times, cause the EVERTEC, LLC Board and the board of directors of Holdings to be comprised of the same individuals as our Board.

Additional Stockholder Rights

Each of Apollo and Popular has the right, for so long as it beneficially owns, together with its affiliates, 20% or more of our outstanding voting common stock, to approve certain corporate actions before we may take such actions. Among the corporate actions requiring Apollo’s and Popular’s prior approval are: (1) amending the organizational documents of us or any of our subsidiaries; (2) issuing equity of us or any of our subsidiaries, subject to certain exceptions; (3) acquiring or disposing of significant assets; (4) incurring debt for borrowed money under certain circumstances; (5) entering into or amending certain significant contracts; (6) entering into certain related party transactions; (7) materially changing the terms and conditions of the management long-term compensation plan; and (8) causing a change of control of us prior to March 30, 2013. These consent rights described in this paragraph may be assigned to a complete rights transferee (as defined below).

In addition, for so long as Apollo or Popular beneficially owns, together with its affiliates, 10% or more of our then outstanding voting common stock and has the right to nominate at least one director, the approval of at least one director nominated by Apollo or Popular (as applicable) shall be necessary, to approve (i) any issuance of preferred stock of us or any of our subsidiaries (other than the issuance of preferred stock by one of our wholly owned subsidiaries to us or another of our wholly owned subsidiaries) and (ii) any transfer of equity in Holdings or EVERTEC, LLC, in each case subject to certain exceptions.

Apollo, Popular and certain of their transferees are also entitled to information rights and inspection rights, in each case for so long as it satisfies certain ownership thresholds set forth in the Stockholder Agreement.

Registration Rights

The Stockholder Agreement grants each of Apollo and Popular the right to request up to four registrations under the Securities Act on Form S-1 (or any successor form) or similar long-form registration statement (each, a “Long-Form Registration”) of all or any portion of the shares of our common stock beneficially owned by the requesting holder if the shares to be sold in any such registration (including piggyback shares and before deduction of any underwriting discounts) reasonably are expected to exceed $75 million, subject to cutbacks. The requesting holder may request that any such Long-Form Registration be an underwritten offering, and no registration shall count as one of the requesting holder’s four permitted Long-Form Registrations, unless such registration (i) has become effective and (ii) includes at least 75% of the shares of our common stock sought by the requesting holder to be included in such Long-Form Registration.

The Stockholder Agreement also grants each of Apollo and Popular the right, at any time after we are eligible to file a registration statement on Form S-3, to request an unlimited number of registrations under the Securities Act on Form S-3 (or any successor form) or any similar short form registration statement (each, a “Short-Form Registration”) of all or any portion of the shares of our common stock beneficially owned by the requesting holder if the shares to be sold in any such Short-Form Registration (including piggyback shares and before deduction of any underwriting discounts) reasonably are expected to exceed $50 million, subject to cutbacks. The requesting holder may request that any such Short-Form Registration be an underwritten offering and certain of their transferees and piggyback registration rights to each stockholder, subject to customary cutbacks.

The Stockholder Agreement obligates us, at any time after the one year anniversary of our initial public offering, to use commercially reasonable efforts to file, no later than 45 days following any written request from Apollo or Popular, a registration statement on Form S-3 (or any successor form) or any similar short-form registration statement (the “Form S-3 Shelf”) for an offering to be made on a delayed or continuous basis covering the resale of shares of our common stock. Following the effectiveness of the Form S-3 Shelf, Apollo and Popular may request unlimited shelf-takedowns if the total offering price of the shares to be sold in such offering (including piggyback shares and before deduction of underwriting discounts) reasonably is expected to exceed $25 million.

Whenever we propose to register any shares of our common stock, whether in a primary or secondary offering, each holder of shares of our common stock (including, for the avoidance of doubt, Apollo and Popular) has the right to request that shares beneficially owned by such holder be included in such registration, subject to cutbacks. Under the Stockholder Agreement, we have agreed to pay the fees and expenses associated with registration (excluding discounts and commissions and other selling expenses payable by the selling holders), including the fees and expenses incurred in connection with this offering. The Stockholder Agreement contains customary provisions with respect to registration proceedings, underwritten offerings, and indemnity and contribution rights.

Transfer Restrictions

Neither Apollo nor Popular may transfer shares of our common stock to any person engaged, directly or indirectly, in the banking, securities, insurance or lending business from which they derive aggregate annual revenues in Puerto Rico in excess of $50 million unless (i) such person does not have a physical presence in Puerto Rico, (ii) in the case of any such transfer by Apollo, for so long as Popular, together with its affiliates, owns at least 5% of our then outstanding voting common stock, such transfer has been approved by Popular or (iii) in the case of any such transfer by Popular, for so long as Apollo, together with its affiliates, owns at least 5% of our then outstanding voting common stock, such transfer has been approved by Apollo.

Additional Restrictions

The Stockholder Agreement contains a covenant restricting us and our subsidiaries from engaging in any business (including commencing operations in any country in which they do not currently operate), subject to certain exceptions, if such activity would reasonably require Popular or an affiliate of Popular to seek regulatory approval from, or provide notice to, any bank regulatory authority. This covenant will remain in effect for so long as the activities and investments of us and our subsidiaries are subject to restrictions under the BHC Act because of Popular’s and/or its affiliates’ ownership of our common stock.

The Stockholder Agreement also provides that the adoption of any stockholder rights plan, rights agreement or other form of “poison pill” which is designed to or has the effect of making an acquisition of large holdings of our common stock more difficult or expensive must be approved by a majority of our Board and at least one director nominated by each of Apollo and Popular (or certain of their respective transferees) in each case for so long as Apollo or Popular, as the case may be (or certain of their respective transferees) beneficially owns, together with its affiliates, 5% or more of our outstanding voting common stock.

The Stockholder Agreement places limitations on the payment of dividends, including requirements that dividends (i) be limited to the amount of the Company’s earnings, Holdings’ earnings or EVERTEC, LLC’s earnings, as the case may be, and (ii) shall not, in the reasonable judgment of our Board, adversely affect the working capital levels necessary for the Company, Holdings or EVERTEC, LLC (as applicable) to conduct our respective operations. In addition, for so long as Apollo or Popular, together with their respective affiliates, beneficially own at least 20% of our outstanding common stock, we cannot use any proceeds obtained from the incurrence of indebtedness to pay a dividend to our stockholders, without first obtaining the prior approval of Apollo and/or Popular.

Certain Provisions Particular to Management Holders

We have the right to purchase all of our common stock (and options and warrants exercisable for our common stock) beneficially owned by any of our stockholders who is employed by or who serves as consultant or director for us or any of our subsidiaries upon such stockholder (1) ceasing to be employed by us or any of our subsidiaries for any reason or (2) experiencing a bankruptcy event. Subject to tolling under certain circumstances set forth in the Stockholder Agreement, we must exercise this repurchase right within twelve months following the date on which such stockholder ceases to provide services to us or our subsidiaries. We may designate this repurchase right to Apollo, Popular or any complete rights transferee.

The Stockholder Agreement also provides that each such stockholder (other than Thomas White and Nathaniel Lipman) is subject to certain non-solicitation and non-competition restrictions which remain in effect until the stockholder ceases to be employed by us or any of our subsidiaries.

Under the Stockholder Agreement, the restrictions described in the paragraph above do not apply to Apollo, Popular or any of their respective affiliates.

Assignment of Rights

The rights granted to each of Apollo and Popular under the Stockholder Agreement (including the director nomination rights, rights to consent to certain actions, registration rights, information rights and inspection rights described above) can be assigned in whole to any person to whom Apollo or Popular, as the case may be, transfers 80% of more of the shares of our common stock held by it and its affiliates as of the date of the Stockholder Agreement (a “complete rights transferee”). Such complete rights transferee can in turn assign such rights to any person to whom it transfers 100% of the shares of our common stock acquired by it in connection with the assignment pursuant to which it became a complete rights transferee. In addition, subject to certain limitations set forth in the Stockholder Agreement, Apollo, Popular and their respective complete rights transferees may assign the 10% board right, 5% board right and up to two long form demand registration rights to any person to whom Apollo or Popular, as the case may be, transfers 20% of more of the shares of our common stock held by Apollo or Popular as of the date of the Stockholder Agreement. Such transferee can in turn assign such rights to any person to whom it transfers 100% of the shares of our common stock acquired by it in connection with the assignment in part to pursuant to which it became a partial rights transferee. Such transferees are also entitled to certain other rights set forth in the Stockholder Agreement (including the registration rights, information rights and inspection rights described above) upon becoming a party thereto.

CONTADO and Serfinsa

On May 17, 2010, Popular and its subsidiaries Banco Popular, PIBI and EVERTEC, LLC entered into an Agreement and Plan of Reorganization, dated as of May 17, 2010 and subsequently amended such agreement pursuant to the First Amendment to the Agreement and Plan of Reorganization, dated as of June 30, 2010 and the Second Amendment to the Agreement and Plan of Reorganization, dated as of September 15, 2010 (as amended, the “Master Reorganization Agreement”).

In accordance with the terms of the Master Reorganization Agreement and the Merger Agreement, PIBI and Popular are required to transfer (i) PIBI’s 53.97% equity interest in CONTADO, a merchant acquirer and ATM network in the Dominican Republic, and (ii) PIBI’s 31.11% equity interest in Serfinsa, an ATM network in El Salvador, to us, in each case subject to compliance with the applicable rights of first refusal.

The transfer by PIBI to Popular and the subsequent transfer by Popular to us of PIBI’s equity interests in CONTADO and Serfinsa were subject to compliance with certain rights of first refusal granted in favor of the other shareholders in those entities. Under the terms of the Master Reorganization Agreement, PIBI was required to promptly transfer to Popular and Popular is required immediately thereafter to transfer to us each of the aforementioned equity interests that are not transferred to the other shareholders pursuant to the rights of first refusal triggered by such proposed transactions after satisfying the requirements of such rights of first refusal. However, the Master Reorganization Agreement further provides that to the extent any such transfers are not completed by the closing of the Merger, PIBI and Popular would continue to pursue such transfer in accordance with the terms provided in the Merger Agreement.

On March 31, 2011, after a final agreement was reached between Popular and the other shareholders of CONTADO, (i) Popular transferred to EVERTEC, LLC 19.99% of the equity interest in CONTADO, (ii) Popular paid to EVERTEC, LLC $10.8 million, which represented 50% of the after tax proceeds received by Popular from the sale of the 33.98% equity interest not transferred to EVERTEC, LLC, and (iii) EVERTEC, LLC transferred to Popular $20.0 million held back at the closing of the Merger. On June 30, 2011, after a final agreement was reached between Popular and the other shareholders of Serfinsa, (i) Popular paid to EVERTEC, LLC $0.2 million, which represented 50% of the after tax proceeds received by Popular from the sale of the entire 31.11% equity interest not transferred to EVERTEC, LLC, and (ii) EVERTEC, LLC transferred to Popular $0.3 million held back at the closing of the Merger.

We use the equity method of accounting to account for our 19.99% investment in CONTADO. We recognized $0.8 million and $0.1, respectively, as equity in CONTADO’s net income in the consolidated statement of income for the year ended December 31, 2011 and the nine months ended September 30, 2012.

Settlement Agreement with Popular

On December 31, 2011, EVERTEC, LLC entered into a settlement agreement (“Settlement Agreement”) with Popular in order to settle any claims among the parties related to the Closing Statement or the Working Capital True-Up Amount. In accordance with the Settlement Agreement, we made a one-time payment of $1.7 million to Popular. See Note 22 of the Notes to Audited Consolidated (Successor) and Combined (Predecessor) Financial Statements appearing elsewhere in this prospectus for additional information.

Reorganization

On April 17, 2012, EVERTEC, LLC was converted from a Puerto Rico corporation to a Puerto Rico limited liability company for the purpose of improving the consolidated tax efficiency of EVERTEC, LLC and its subsidiaries by taking advantage of recent changes to the PR Code that permit limited liability companies to be treated as partnerships that are pass-through entities for Puerto Rico tax purposes. Concurrently, Holdings, EVERTEC, LLC’s direct parent, was also converted into a limited liability company. Prior to these conversions, we were formed in order to act as the new parent company of Holdings and its subsidiaries, including EVERTEC, LLC. We, Holdings, Apollo, Popular and each of the holders of then outstanding shares of Class B Non-Voting Common Stock of Holdings entered into a Stock Contribution and Exchange Agreement (the “Contribution and Exchange Agreement”) pursuant to which each of the then outstanding shares of common stock of Holdings was contributed to the Company in exchange for the same number and class of shares of our common stock. In addition, in accordance with the terms and conditions set forth in the Stock Contribution and Exchange Agreement, we assumed the Plan and all of the outstanding equity awards issued thereunder or subject thereto. As a result, each of the then outstanding stock options to purchase shares of Holdings’ Class B Non-Voting

Common Stock became a stock option to purchase the same number and class of shares of our Class B Non-Voting Common Stock, in each case on the same terms (including exercise price) as the original stock option. Similarly, each of the then outstanding shares of restricted stock of Holdings was converted into the same number of shares of our restricted stock. The transactions described in this section are collectively referred to in this prospectus as the “Reorganization.”

Tax Payment Agreement

On April 17, 2012, we entered into a Tax Payment Agreement (the “Tax Payment Agreement”) with Holdings and EVERTEC, LLC pursuant to which EVERTEC, LLC will be obligated to make certain payments to us or Holdings for taxable periods or portions thereof occurring on or after April 17, 2012 (the “Effective Date”). Under the Tax Payment Agreement, EVERTEC, LLC will make payments with respect to any and all taxes (including estimated taxes) imposed under the laws of Puerto Rico, the United States of America and any other jurisdiction or any political (including municipal) subdivision or authority or agency in Puerto Rico, the United States of America or such other jurisdiction, that would have been imposed on EVERTEC, LLC if it had been a corporation for tax purposes of that jurisdiction, together with all interest and penalties with respect thereto (“Taxes”), reduced by taking into account any of our or Holdings’ applicable net operating losses or other tax attributes that reduce our or Holdings’ Taxes in such period. For the avoidance of doubt, the Tax Payment Agreement provides that the payments thereunder shall not exceed the net amount of Taxes that we and Holdings actually owe to the appropriate taxing authority for a taxable period. Further, the Tax Payment Agreement provides that if we or Holdings receives a tax refund attributable to any taxable period or portion thereof occurring on or after the Effective Date, we shall be required to recalculate the payment for such period required to be made by EVERTEC, LLC to us or Holdings. If the payment, as recalculated, is less than the amount of the payment EVERTEC, LLC already made to us or Holdings in respect of such period, we or Holdings or shall promptly make a payment to EVERTEC, LLC in the amount of such difference. Through the new structure resulting from the Reorganization, including the Tax Payment Agreement, EVERTEC, LLC will benefit from at least $30.0 million of net operating losses and certain other tax attributes for Puerto Rico income tax purposes that prior to the Reorganization and change in tax law were available to its parent but not to EVERTEC, LLC.

Agreements with Mr. Steurer

In connection with Mr. Steurer’s appointment as our Executive Vice President and Chief Operating Officer, Mr. Steurer and EVERTEC, LLC entered into an employment agreement, dated as of August 1, 2012 (the “Steurer Employment Agreement”). The terms of the Steurer Employment Agreement provide for, among other things, an annual base salary of $235,000 (which will be pro-rated for any partial calendar year of service), subject to annual review by the EVERTEC, LLC Board, and an annual bonus opportunity of up to 75% of base salary contingent upon the achievement of qualitative and quantitative performance goals established by the EVERTEC, LLC Board. With respect to fiscal year 2012, however, Mr. Steurer is entitled to receive a guaranteed bonus equal to $100,000. Mr. Steurer is eligible to participate in our retirement and other employee benefit plans and policies that we make generally available to other executives, except severance plans or policies. We also reimbursed Mr. Steurer for reasonable costs associated with his relocation to Puerto Rico.

In addition, EVERTEC and Mr. Steurer entered into a Stock Option Agreement (the “Steurer Option Agreement”), dated as of August 1, 2012, in accordance with the Plan. The Steurer Option Agreement provides for a grant of 50,000 Tranche A Options, 50,000 Tranche B Options and 50,000 Tranche C Options to purchase our Class B Non-Voting Common Stock, each with an exercise price of $12.08 per share.

EVERTEC and Mr. Steurer also entered into a Subscription Agreement, dated as of August 1, 2012, pursuant to which Mr. Steurer purchased 16,556 shares of our Class B Non-Voting Common Stock at a price of $12.08 per share.

Review, Approval or Ratification of Transactions with Related Persons

Upon completion of this offering, pursuant to its written charter, our Audit Committee will review and, subject to certain exceptions, approve or recommend to our Board for approval, all related-party transactions, which include any related party transactions that we would be required to disclose pursuant to Item 404 of Regulation S-K promulgated by the SEC. For a discussion of the composition and responsibilities of our audit committee see “Management—Board Composition—Audit Committee.” In determining whether to approve a related party transaction, the audit committee will consider a number of factors including whether the related party transaction complies with the restrictions set forth in our debt agreements and the Stockholder Agreement and is on terms and conditions no less favorable to us than may reasonably be expected in arm’s-length transactions with unrelated parties.

DESCRIPTION OF CAPITAL STOCK

The discussion below describes the most important terms of our capital stock, amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon completion of this offering. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description refer to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which the prospectus is a part.

Upon completion of the offering, our authorized capital stock will consist of          shares of common stock, par value $0.01 per share (the “common stock”), and          shares of preferred stock, par value $0.01 per share (the “preferred stock”), the rights and preferences of which may be designated by our Board. Upon completion of the offering, there will be          shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. As of             , 2012, there were          holders of record of our common stock.

Common Stock

Voting Rights. The holders of our common stock are entitled to one vote per share on each matter properly submitted to the stockholders on which the holders of shares of common stock are entitled to vote. Subject to the director nomination rights described in “Related Party Transactions After the Closing of the Merger—Stockholder Agreement—Director Nomination Rights”, at any annual or special meeting of the stockholders, holders of common stock shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders.

Dividend Rights. All shares of our common stock will be entitled to share equally in any dividends our Board may declare from legally available sources, subject to the terms of any outstanding preferred stock. Provisions of our debt agreements and other contracts, including requirements under the Stockholder Agreement described elsewhere in this prospectus, may impose restrictions on our ability to declare dividends with respect to our common stock.

Liquidation Rights. Upon liquidation or dissolution of our company, whether voluntary or involuntary, all shares of our common stock will be entitled to share equally in the assets available for distribution to stockholders after payment of all of our prior obligations, including any then-outstanding preferred stock.

Registration Rights. Under the terms of the Stockholder Agreement, we have agreed to register shares of our common stock owned by certain stockholders under certain circumstances. See “Certain Relationships and Related Party Transactions—Related Party Transactions After the Closing of the Merger—Stockholder Agreement” for more detail regarding these registration rights.

Other Matters. The holders of our common stock will have no preemptive rights, and our common stock will not be subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

Our Board, subject to the approval of each of Apollo and Popular for so long as it, together with their respective affiliates, beneficially own at least 20% of our outstanding common stock and at least one director nominated by each of Apollo and Popular for so long as it, together with its respective affiliates, beneficially own at least 10% of our outstanding common shares, will be able to issue, from time to time, up to an aggregate of 1,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption prices, liquidation preferences and the number of shares constituting any series or designations of such series. Our Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of us and might affect the market price of our common stock. See “—Certain Anti-Takeover, Limited Liability and Indemnification Provisions.”

Certain Anti-Takeover, Limited Liability and Indemnification Provisions

Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

“Blank Check” Preferred Stock. Our certificate of incorporation authorizes our Board to issue shares of preferred stock, subject to the approval of each of Apollo and Popular for so long it, together with its respective affiliates, beneficially own at least 20% of our outstanding common shares and at least one director nominated by each of Apollo and Popular for so long as it, together with its respective affiliates, beneficially own at least 10% of our outstanding common shares. The issuance of preferred stock could be issued by our board of directors to increase the number of outstanding shares making a takeover more difficult and expensive. See “—Preferred Stock.”

No Cumulative Voting. Our certificate of incorporation will provide that stockholders do not have the right to cumulative votes in the election of directors.

Removal of Directors; Vacancies. Each of Apollo and Popular, for so long it, together with their respective affiliates, beneficially own certain percentages of our outstanding common stock, will have the right to nominate a certain number of directors, and each party to the Stockholder Agreement has agreed to vote shares of common stock beneficially owned by it in favor of such nominees. Each of Apollo and Popular shall have the sole right to remove any director nominated by it, with or without cause, and to fill any vacancy caused by the removal of any such director. If Apollo and Popular collectively have the right to nominate fewer than 8 directors, then a committee of the Board shall nominate replacement directors (reasonably acceptable to each of Apollo and Popular for so long as it, together with their respective affiliates, beneficially own at least 5% of our outstanding common stock) and remove any such directors, with or without cause. See “Certain Relationships and Related Party Transactions—Related Party Transactions After the Closing of the Merger—Stockholder Agreement.”

Stockholder Action by Written Consent. Following this offering, any action required to be or that may be taken at any meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if and only if a consent in writing, setting forth the action so taken, shall be signed by all of the holders of outstanding shares entitled to vote thereon.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our bylaws will provide that, if Apollo and Popular, together with their respective affiliates, cease to beneficially own at least     % of our outstanding common stock, stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally must be delivered to and received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, that, in the event that the date of such meeting is advanced more than 30 days prior to, or delayed by more than 60 days after, the anniversary of the preceding year’s annual meeting of our stockholders, a stockholder’s notice to be timely must be so delivered not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Our bylaws also will specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Additional Rights of Major Stockholders. Each of Apollo and Popular, for so long as it, together with its respective affiliates, beneficially owns at least 20% of our outstanding common stock, will have the right to consent to the use of any proceeds obtained from the incurrence of indebtedness by the Company to pay any dividend to our stockholders and to approve certain corporate actions before we may take such actions (See “Certain Relationships and Related Party Transactions—Related Party Transactions After the Closing of the Merger—Stockholder Agreement”); and a quorum for the transaction of business at any meeting of the stockholders must include each of Apollo and Popular.

In addition, for so long as each of Apollo and Popular, together with its respective affiliates, beneficially owns at least 10% of our outstanding common stock, each of Apollo and Popular shall have the right to consent to any amendments of the Stockholder Agreement, provided that if any amendment affects the rights or obligations of either of Apollo and Popular, together with its respective affiliates, in a manner that is materially adverse and substantially different relative to the other, then such amendment shall not be enforceable against such stockholder without its consent, and no shares of preferred stock may be issued with the approval of at least director nominated by each of Apollo and Popular.

Lastly, for so long as each of Apollo and Popular, together with its respective affiliates, beneficially owns at least 5% of our outstanding common stock, (i) each of Apollo and Popular will be entitled to certain information; (ii) a quorum for the transaction of business at any Board meeting must include one or more directors elected by each of Apollo and Popular; (iii) each of Apollo and Popular will have the right to proportional representation on each committee of our Board and on each board of directors or similar governing body of each of our subsidiaries and each committee thereof; and (iv) one director appointed by each of Apollo and Popular must approve of the adoption of any stockholders rights plan.

Limitation of Officer and Director Liability and Indemnification Arrangements. Our amended and restated certificate of incorporation and bylaws limit the liability of our directors to the maximum extent permitted by Puerto Rico law. However, if Puerto Rico law is amended to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of our directors will be limited or eliminated to the fullest extent permitted by Puerto Rico, as so amended. The modification or repeal of this provision of our amended and restated certificate of incorporation and bylaws will not adversely affect any right or protection of a director existing at the time of such modification or repeal.

Our certificate of incorporation and bylaws will provide that we will, from time to time, to the fullest extent permitted by law, indemnify our directors and officers against all liabilities and expenses in any suit or proceeding, arising out of their status as an officer or director or their activities in these capacities. We also will indemnify any person who, at our request, is or was serving as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise. We may, by action of our Board of Directors, provide indemnification to our employees and agents within the same scope and effect as the foregoing indemnification of directors and officers.

The right to be indemnified will include the right of an officer or a director to be paid expenses, including attorneys’ fees, in advance of the final disposition of any proceeding, provided that, if required by law, we receive an undertaking to repay such amount if it will be determined that he or she is not entitled to be indemnified.

Our Board of Directors may take certain action it deems necessary to carry out these indemnification provisions, including purchasing insurance policies. Neither the amendment nor the repeal of these indemnification provisions, nor the adoption of any provision of our amended and restated certificate of incorporation inconsistent with these indemnification provisions, will eliminate or reduce any rights to indemnification relating to such person’s status or any activities prior to such amendment, repeal or adoption.

We may enter into separate indemnification agreements with each of our directors and executive officers, which may be broader than the specific indemnification provisions contained in Puerto Rico law. These indemnification agreements may require us, among other things, to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements may also require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors’ and officers’ insurance, if available on reasonable terms.

Currently, to our knowledge, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons under the foregoing provisions or otherwise, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

We believe these provisions will assist in attracting and retaining qualified individuals to serve as directors and officers.

Corporate Opportunity

Our certificate of incorporation will provide that we expressly renounce any interest or expectancy in any business opportunity, transaction or other matter in which any of our stockholders or any director nominated by Apollo or Popular participates or desires or seeks to participate in, even if the opportunity is one that we would reasonably be deemed to have pursued if given the opportunity to do so.

Transfer Agent and Registrar

             is the transfer agent and registrar for our common stock.

Listing

We intend to apply to list our common stock on the              under the symbol “    .”

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Secured Credit Facilities

General

In connection with the closing of the Merger, EVERTEC, LLC entered into a credit agreement concerning the senior secured credit facilities, dated as of September 30, 2010, consisting of a $355.0 million term loan facility and a $50.0 million revolving credit facility with Bank of America, N.A., as administrative agent and collateral agent, and the lenders party thereto. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley Senior Funding, Inc. act as joint lead arrangers and joint bookrunners for the senior secured credit facilities. On March 3, 2011 and May 9, 2012, EVERTEC, LLC entered into amendments to the credit agreement. The key terms of the senior secured credit facilities, as amended, are described below. Such description is not complete and is qualified in its entirety by reference to the complete text of the credit agreement, security agreements, and amendments thereto, copies of which have been filed or incorporated by reference as exhibits to the registration statement of which this prospectus forms a part and which are available upon request as described under “Where You Can Find More Information.”

The senior secured credit facilities originally provided for a $355.0 million term loan facility, which matures September 30, 2016. EVERTEC, LLC used borrowings under the original term loan facility to finance a portion of the Merger, including, without limitation, payment of fees and expenses contemplated thereby. On May 9, 2012, EVERTEC, LLC entered into a second amendment to the credit agreement to allow, among other things, a restricted payment in an amount not to exceed $270.0 million and certain adjustments to the financial covenant therein. In addition, EVERTEC, LLC borrowed an additional $170.0 million under an incremental term loan pursuant to an incremental assumption agreement. The incremental term loan also matures on September 30, 2016.

The senior secured credit facilities provide for a $50.0 million revolving credit facility, which matures September 30, 2015 and includes:

•	a letter of credit subfacility; and

•	a swingline loan subfacility.

EVERTEC, LLC may use the revolving credit facility for general corporate purposes, including, without limitation, effecting permitted acquisitions and investments. The senior secured credit facilities also permit EVERTEC, LLC to obtain, subject to certain conditions, the greater of (a) $125.0 million and (b) the maximum principal amount of debt that would not cause our first lien secured leverage ratio to exceed 3.25 to 1.00 of additional credit facilities without the consent of the existing lenders under the senior secured credit facilities.

At September 30, 2012, the senior secured credit facilities consisted of $495.0 million in principal amount of term loans.

Scheduled Amortization Payments and Mandatory Prepayments

The term loan facility provides for quarterly amortization payments totaling 1% per annum of the original principal amount of the term loan facility, with the balance payable on the final maturity date. Prior to the date hereof, we have made optional prepayments of the term loans that have been applied to pay in full all quarterly amortization payments (other than the final installment payment on the final maturity date).

Mandatory prepayment obligations under the term loan facility include, subject to exceptions:

100% of the net cash proceeds of asset sales, dispositions and casualty or insurance proceeds, subject to certain exceptions and customary reinvestment provisions;

50% of our excess cash flow, with such percentage subject to reduction to 25% or 0% based on achievement of specified first lien secured leverage ratios; and

100% of the net cash proceeds received from issuances of certain debt incurred after the closing of the Merger.

Voluntary Prepayments and Reduction and Termination of Commitments

The terms of the senior secured credit facilities allow us to prepay loans and permanently reduce the loan commitments under the senior secured credit facilities at any time, subject to the payment of customary LIBOR breakage costs, if any, provided that, in connection with certain refinancings on or prior to the six month anniversary of the closing date of the second amendment to the credit agreement, a prepayment premium of 1% will be required.

Interest, Applicable Margins and Fees

The interest rates with respect to loans to us under the term loan facility are based on, at our option, (a) (x) the greater of adjusted LIBOR and 1.50% plus (y) an interest margin of 4.0% or (b) (x) the greater of the higher of the Federal Funds Effective Rate plus 0.5% and Bank of America, N.A.’s prime rate (“ABR”) and 2.50% plus (y) an interest margin of 3.0%. The interest rates with respect to loans to us under the revolving credit facility are based on, at our option, (a)(x) the greater of adjusted LIBOR and 1.50% plus (y) an interest margin of 3.75% or (b)(x) the greater of ABR and 2.50% plus (y) an interest margin of 2.75%. The interest margins under the senior secured credit facilities are subject to reduction based on achievement of specified first lien secured leverage ratios. The revolving credit facility requires us to pay the respective participating lenders a quarterly commitment fee initially equal to 0.75% per annum of the actual daily amount of undrawn commitments under the revolving credit facility during the preceding quarter, subject to reduction based on achievement of specified first lien secured leverage ratios.

Guarantees and Collateral

Our obligations under the senior secured credit facilities and under any cash management, interest rate protection or other hedging arrangements entered into with a lender or any affiliate thereof is guaranteed by Holdings and each of our existing and subsequently acquired or organized wholly-owned subsidiaries, subject to certain exceptions.

Subject to certain exceptions, the senior secured credit facilities are secured to the extent legally permissible by substantially all of the assets of (1) Holdings, including a perfected pledge of all of the limited liability company interests of EVERTEC, LLC, and (2) EVERTEC, LLC and the subsidiary guarantors, including but not limited to: (a) a pledge of substantially all capital stock held by EVERTEC, LLC or any guarantor and (b) a perfected security interest in substantially all tangible and intangible assets of EVERTEC, LLC and each guarantor.

Covenants

The senior secured credit facilities contain financial, affirmative and negative covenants that we believe are usual and customary for a senior secured credit agreement. The negative covenants in the senior secured credit facilities include, among other things, limitations (subject to exceptions) on our ability to:

•	declare dividends and make other distributions;

•	redeem or repurchase our capital stock;

•	grant liens;

•	make loans or investments (including acquisitions);

•	merge or enter into acquisitions;

•	sell our assets;

•	enter into any sale or lease-back transactions;

•	incur additional indebtedness;

•	prepay, redeem or repurchase certain of our indebtedness;

•	modify the terms of certain debt;

•	restrict dividends from our subsidiaries;

•	change our business or business of our subsidiaries;

•	enter into transactions with our affiliates; and

•	make capital expenditures.

In addition, the senior secured credit facilities require us to maintain a maximum first lien secured leverage ratio.

Events of Default

The events of default under the senior secured credit facilities include, without limitation, nonpayment, material misrepresentation, breach of covenants, insolvency, bankruptcy, certain judgments, change of control (as defined in the credit agreement governing the senior secured credit facilities) and cross-events of default on material indebtedness.

Notes

General

On September 30, 2010, EVERTEC, LLC issued $220.0 million in aggregate principal amount of 11% senior notes due 2018 under an indenture, dated as of September 30, 2010, among EVERTEC, LLC, Holdings, the subsidiary guarantors party thereto and Wilmington Trust, National Association, as trustee. These notes were exchanged in September 2011 for substantially identical notes that were registered with the SEC. The notes are fully and unconditionally guaranteed on a senior basis by EVERTEC, LLC’s existing and future wholly-owned restricted subsidiaries that guarantee the senior secured credit facilities. In connection with the Reorganization, on April 17, 2012, the Co-Issuers and Wilmington Trust, National Association, entered into Supplemental Indenture No. 1 to the indenture to among other things (i) have EVERTEC, LLC assume the obligations of EVERTEC under the indenture and the existing notes, (ii) add EVERTEC Finance as a co-issuer party to the indenture and (iii) permit EVERTEC, LLC to make payments to Holdings as contemplated by the Tax Payment Agreement. On May 7, 2012, EVERTEC, LLC and EVERTEC Finance issued an additional $40.0 million in aggregate principal amount of notes and in September 2012, approximately $39.3 million of these additional notes were exchanged for substantially identical notes that were registered with the SEC. In addition, EVERTEC, LLC and EVERTEC Finance obtained a consent from the holders of the notes as of the record date of April 27, 2012 to amend the limitation on restricted payments covenant in the indenture governing the notes in order to allow additional dividend or distribution payments by them in an aggregate amount not to exceed $270.0 million.

The notes bear interest at a fixed rate of 11.0% per annum and mature on October 1, 2018. Interest on the notes is payable on April 1 and October 1 of each year. The notes are not subject to any mandatory or sinking fund payments. However, under certain circumstances related to change of control or asset sales, we may be required to offer to purchase notes. As of September 30, 2012, the principal outstanding balance of the notes was $250.5 million.

The indenture governing the notes contains restrictive covenants that limit EVERTEC, LLC, EVERTEC Finance and its guarantor subsidiaries’ ability to, among other things: incur additional debt; declare or pay dividends, redeem stock or make other distributions to stockholders; make investments; create liens or use assets as security in other transactions; enter into sale and leaseback transactions; merge or consolidate, or sell, transfer, lease or dispose of substantially all their assets; enter into transactions with affiliates; and sell or transfer certain assets. Failure to comply with these covenants constitutes a default and may lead to the acceleration of the principal amount and accrued but unpaid interest on the notes.

We are currently in compliance with the covenants included in the indenture governing notes.

We may make redemptions of the notes prior to the maturity date in the following circumstances: (1) on or prior to October 1, 2013, we may redeem up to 35% of the original aggregate principal amount of the notes with the proceeds of certain equity offerings, including this offering, at a redemption price of 111% of the aggregate principal amount of the notes being redeemed plus accrued and unpaid interest, (2) on or after October 1, 2014, we may redeem all or any portion of the notes during the 12-month periods commencing October 1, 2014, October 1, 2015, and October 1, 2016 and thereafter at redemption prices of 105.50%, 102.75%, 100%, respectively, of the aggregate principal amount of the notes being redeemed plus accrued and unpaid interest, and (4) prior to October 1, 2014, we may redeem all or any portion of the notes at a price equal to 100% of the aggregate principal amount of the notes being redeemed plus a make-whole premium and accrued and unpaid interest. Upon a change of control, the holders of the notes each have the right to require us to redeem their notes at a redemption price of 101% of the aggregate principal amount of the notes being redeemed plus accrued and unpaid interest.

Other

ATH Costa Rica, S.A. has a credit facility with Banco Popular for approximately $2.9 million, under which a letter of credit of a similar amount was issued in favor of Visa International. In addition, our Costa Rican subsidiaries have local lines of credit with Banco LAFISE of approximately $0.9 million in the aggregate.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and no predictions can be made about the effect, if any, that market sales of shares of our common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, the actual sale of, or the perceived potential for the sale of, our common stock in the public market may have an adverse effect on the market price for our common stock and could impair our ability to raise capital through future sales of our securities. See “Risk Factors—Risks Related to This Offering—Future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of shares of our common stock.”

Sale of Restricted Shares

Upon completion of this offering, we will have an aggregate of          shares of our common stock outstanding. Of these shares,          shares of our common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be acquired by any of our “affiliates” as that term is defined in Rule 144 under the Securities Act, which will be subject to the resale limitations of Rule 144. The remaining shares of our common stock outstanding will be restricted securities, as that term is defined in Rule 144, and may in the future be sold pursuant to an effective registration statement or under the Securities Act to the extent permitted by Rule 144 or any other available exemption under the Securities Act.

Equity Incentive Plan

Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act with the SEC to register          shares of our common stock issued or reserved for issuance under the Equity Incentive Plan. Subject to the expiration of any lock-up restrictions as described below and following the completion of any vesting periods, shares of our common stock issued under the Equity Incentive Plan, issuable upon the exercise of options granted or to be granted under the plan, will be freely tradable without restriction under the Securities Act, unless such shares are held by any of our affiliates.

Lock-up Agreements

Executive officers, directors and our stockholders have agreed not to sell or transfer any shares of our common stock for a period of          days from the date of this prospectus, subject to certain exceptions and extensions. See “Underwriting (Conflicts of Interest)” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

All of our outstanding common stock before this offering is held by affiliates. A person who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares (when aggregated with sales by certain related parties) that does not exceed the greater of one percent of the then outstanding shares of our common stock (         shares following this offering) or the average weekly trading volume of our common stock reported through the applicable stock exchange during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Registration Rights

Pursuant to the Stockholder Agreement, we have granted certain stockholders demand registration rights and/or incidental registration rights, in each case, with respect to certain shares of common stock owned by them. See “Certain Relationships and Related Party Transactions—Related Party Transactions After the Closing of the Merger—Stockholder Agreement.”

MATERIAL TAX CONSEQUENCES

The following discussion contains a description of certain U.S. federal income tax and Puerto Rico tax consequences of the acquisition, ownership and disposition of our common stock, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase common stock. The discussion is based upon the federal income tax laws of the U.S. and regulations thereunder, and Puerto Rico legislation and regulations thereunder as of the date hereof, which are subject to change and possibly with retroactive effect. To the extent that the discussion states definitive legal conclusions under U.S. federal income tax law as to the material U.S. federal income tax consequences of an investment in our common stock, and subject to the qualifications herein, it represents the opinion of Akin, Gump, Strauss, Hauer & Feld, our special U.S. tax counsel. To the extent that this discussion states definitive legal conclusions under Puerto Rico tax law as to the material Puerto Rico tax consequences of an investment in the common stock, and subject to the qualifications herein, it represents the opinion of Goldman, Antonetti & Córdova, Puerto Rico tax counsel to the Company.

Material U.S. Federal Income Tax Consequences

The following discussion describes the material U.S. federal income tax consequences relating to acquiring, owning and disposing of our common stock by a U.S. Holder (as defined below) that will acquire our common stock in the offering and will hold the common stock as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax law, including the Code, U.S. Treasury regulations thereunder, rulings and court decisions, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling from the Internal Revenue Service (the “IRS”) has been sought with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships or other pass-through entities for U.S. federal income tax purposes and their partners and investors, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, U.S. Holders who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), U.S. Holders that acquire their common stock pursuant to any employee share option or otherwise as compensation, U.S. Holders that will hold their common stock as part of a straddle, hedge, conversion, wash sale, constructive sale or other integrated transaction for U.S. federal income tax purposes, U.S. Holders that have a functional currency other than the U.S. dollar or U.S. Holders that acquire our common stock pursuant to the Class B Exchange, all of whom may be subject to tax rules that differ significantly from those summarized below). In addition, this discussion does not discuss any U.S. federal estate, gift or alternative minimum tax consequences, any tax consequences of the Medicare tax on certain investment income pursuant to the Health Care and Education Reconciliation Act of 2010, or any non-U.S. tax consequences. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in our common stock.

If you are considering acquiring, owning or disposing of our common stock, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other jurisdiction.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our common stock that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other pass-through entity for U.S. federal income tax purposes) is a beneficial owner of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding our common stock, and partners in such partnerships, are urged to consult their own tax advisor regarding an investment in our common stock.

In general, as a Puerto Rico corporation, we are treated as a foreign corporation for U.S. federal income tax purposes. We believe that we will not be a “passive foreign investment company” for U.S. federal income tax purposes (or a “PFIC”) for the current taxable year and that we have not been a PFIC for prior taxable years and we expect that we will not become a PFIC in the foreseeable future, although there can be no assurance in this regard. A foreign corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75% of its gross income is “passive income,” or (ii) at least 50% of its assets is attributable to assets that produce or are held for the production of “passive income.” For this purpose, “passive income” generally includes dividends, interest, royalties and rents and certain other categories of income, subject to certain exceptions. We believe that we do not satisfy either the 75% test or the 50% test described above, because our subsidiaries’ income generally does not fall into those categories of “passive income.” The determination of whether we are a PFIC is a fact-intensive determination, however, that includes ascertaining the fair market value (or, in certain circumstances, tax basis) of all of our assets on a quarterly basis and the character of each item of income we earn. This determination is made annually and cannot be completed until the close of a taxable year. It depends upon the portion of our assets (including goodwill) and income characterized as passive under the PFIC rules, as described above. Accordingly, it is possible that we may become a PFIC due to changes in our income or asset composition or a decline in the market value of our equity. Because PFIC status is a fact-intensive determination, no assurance can be given that we are not, have not been, or will not become, classified as a PFIC. If we are a PFIC for any taxable year, U.S. Holders will be subject to special tax rules not discussed below and materially adverse consequences could result for U.S. Holders, including an increase in the U.S. federal income tax rate for dividends received by U.S. individual holders if we are a PFIC in a taxable year in which we pay the dividend or the preceding taxable year.

The remainder of the discussion below assumes that we are not a PFIC, have not been a PFIC and will not become a PFIC in the future.

Distributions

The gross amount of distributions with respect to our common stock (before reduction for Puerto Rican withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such distributions will be includable in a U.S. Holder’s gross income as dividend income on the day actually or constructively received by the U.S. Holder. Such dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code in respect of dividends received from other U.S. corporations.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will be treated first as a tax-free return of a U.S. Holder’s tax basis in our common stock, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. Because we do not expect to determine our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that a distribution will generally be reported as a dividend for U.S. federal income tax purposes, even if that distribution would otherwise be treated as a tax-free return of capital or as capital gain under the rules described above.

With respect to non-corporate U.S. Holders, certain dividends received before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of U.S. federal income taxation. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. Although we expect our common

stock, which we intend to list on the         , will be considered to be readily tradable on an established securities market in the United States as a result of such listing, there can be no assurance that our common stock will continue to be considered readily tradable on an established securities market. Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss, or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code, will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, even if the minimum holding period requirement has been met, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

You may be entitled to deduct, or claim a U.S. foreign tax credit for, Puerto Rican taxes that are withheld on dividends received by you, subject to applicable limitations in the Code. Dividends paid with respect to our common stock are expected to constitute income from sources without the United States and to be treated as “passive category income” or, in the case of some U.S. holders, “general category income,” for U.S. foreign tax credit limitation purposes. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each holder. You are urged to consult your own tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Sale, Exchange or Other Disposition

For U.S. federal income tax purposes, a U.S. Holder generally will recognize taxable gain or loss on any sale, exchange or other taxable disposition of our common stock in an amount equal to the difference between the amount realized for our common stock and the U.S. Holder’s tax basis in such common stock. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year generally are eligible for reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes.

Information Reporting and Backup Withholding

Pursuant to recently enacted legislation, an individual U.S. Holder (and certain U.S. entities to the extent provided in IRS guidance) with interests in “specified foreign financial assets” (as defined in Section 6038D of the Code) generally is required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets is greater than $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable IRS guidance). For this purpose, “specified foreign financial assets” generally include, among other assets, a U.S. Holder’s common stock, unless such shares were held on such U.S. Holder’s behalf through a U.S. financial institution. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. Also, in the event an individual U.S. Holder (and certain U.S. entities to the extent provided in IRS guidance) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close until three years after the date the required information is filed. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 8938.

In addition, U.S. Holders may be required to file IRS Form 926 reporting the payment of the offering price for our common stock to us if (a) immediately after the transfer the U.S. Holder holds directly, indirectly or constructively at least 10% of the total voting power or the total value of our shares or (b) the amount of cash transferred by the U.S. Holder or any related person to us during the 12-month period ending on the date of the transfer exceeds $100,000. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. Also, in the event a U.S. Holder does not file IRS Form 926, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close until three years after the date the required information is filed. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

Moreover, information reporting generally will apply to dividends in respect of our common stock and the proceeds from the sale, exchange or other disposition of our common stock that are paid to a U.S. Holder within the

United States (and in certain cases, outside the United States), unless the U.S. Holder is an exempt recipient. Backup withholding (currently at a rate of 28%, which rate is currently scheduled to increase to 31% for taxable years beginning after December 31, 2012) may also apply to such payments if the U.S. Holder fails to provide a taxpayer identification number or certification of other exempt status or fails to report in full dividend and interest income. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. You should consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules to your particular circumstances.

Material Puerto Rico Income Tax Consequences

In the opinion of Goldman Antonetti & Córdova, LLC, our Puerto Rico counsel in this transaction, the following discussion summarizes the material Puerto Rico tax considerations relating to the ownership and disposition of our common stock.

This discussion is based on the tax laws of Puerto Rico as in effect on the date of this registration statement, as well as regulations, administrative pronouncements and judicial decisions available on or before such date and now in effect. All of the foregoing are subject to different interpretations and are also subject to change, which change could apply retroactively and could affect the continued validity of this summary. An opinion of counsel represents only such counsel’s best legal judgment and is not binding on the Puerto Rico Treasury Department (the “PR Treasury”), or any municipality or agency of Puerto Rico. We will not seek a ruling from the PR Treasury with respect to any matters discussed in this section, and we cannot assure you that the PR Treasury will not challenge one or more of the tax consequences described below. Accordingly, there can be no assurance that the opinions set forth herein, if challenged, would be sustained.

This discussion deals only with shares of common stock held by a holder who purchases and holds them as “capital assets” within the meaning of Section 1034.01 of the Puerto Rico Internal Revenue Code of 2011, as amended (the “PR Code”) (i.e., generally property held for investment) and does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Puerto Rico.

The following discussion does not intend to cover all aspects of Puerto Rico taxation that may be relevant to a purchaser of our common stock in light of the purchaser’s particular circumstances, or to purchasers subject to special rules of taxation, such as life insurance companies, “Special Partnerships,” “Subchapter N Corporations,” registered investment companies and certain pension trusts.

For purposes of the discussion below, a “domestic corporation” is a corporation organized under the laws of the jurisdiction of Puerto Rico. Furthermore, a “foreign corporation” is a corporation organized under the laws of a jurisdiction other than Puerto Rico. Corporations organized under the laws of the United States or any of the states of the United States are considered “foreign corporations” for Puerto Rico income tax purposes.

If you are considering acquiring, owning or disposing of our common stock, you should consult your own tax advisors concerning the Puerto Rico income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other jurisdiction.

Distributions

General

Distributions of cash or other property made with respect to our common stock will be treated as dividends to the extent that they are paid out of current or accumulated earnings and profits. To the extent that a distribution exceeds our current and accumulated earnings and profits, the distribution will be applied against and reduce the adjusted Puerto Rico income tax basis of our common stock in the hands of the holder. The excess of any distribution of this type over the adjusted Puerto Rico income tax basis will be treated as a gain on the sale or exchange of the shares of our common stock and will be subject to income tax as described below.

Individuals Resident of Puerto Rico and Domestic Corporations

In general, individuals who are residents of Puerto Rico will be subject to a 10% Puerto Rico income tax on dividends paid on the shares of our common stock. This tax is generally required to be withheld by us. Such individuals may elect for this withholding not to apply by providing us a written statement opting-out of such withholding provided the shares of our common stock are held in their names. If such individual holds the shares of our common stock in the name of a broker or other direct or indirect participant of Depository Trust Company (“DTC”), certain other procedures may need to be followed for purposes of opting-out of the 10% Puerto Rico withholding tax. If the Puerto Rico resident individual opts-out of the 10% Puerto Rico withholding tax, he or she will be required to include the amount of the dividend as ordinary income and will be subject to Puerto Rico income tax thereon at the normal income tax rates, which currently may be up to 33%. Even if the withholding is actually made, the individual may elect, upon filing his/her Puerto Rico income tax return for the year the dividend is paid, for the dividends to be taxed at the normal income tax rates applicable to individuals. In this case, the 10% Puerto Rico income tax withheld is creditable against the normal tax so determined.

Individual residents of Puerto Rico are subject to alternative minimum tax (“AMT”) on the AMT net income if their regular tax liability is less than the AMT liability. The AMT rates range from 10% to 20% depending on the AMT net income. At present, AMT applies with respect to individual taxpayers that have AMT net income of $150,000 or more. The AMT net income includes various categories of tax-exempt income and income subject to preferential tax rates as provided in the PR Code, such as dividends on our common stock and long-term capital gains recognized on the disposition of our common stock.

Domestic corporations will be subject to Puerto Rico income tax on dividends paid on the shares of our common stock at the normal corporate income tax rates, subject to the dividend received deduction. The dividend received deduction will be equal to 85% of the dividend received, but the deduction may not exceed 85% of the corporation’s net taxable income. Based on the applicable AMT rate of 30%, the maximum effective income tax rate on these dividends will be 4.50% after accounting for the dividend received deduction. No Puerto Rico income tax withholding will be imposed on dividends paid on the shares of our common stock provided such shares are held in the name of the domestic corporation. If such domestic corporation holds the shares of our common stock in the name of a broker or other direct or indirect participant of DTC, then a 10% Puerto Rico income tax withheld at source will be made on dividends paid on the shares of our common stock held on behalf of such domestic corporation unless certain other procedures are followed for purposes of opting-out of the 10% Puerto Rico withholding tax. If the withholding is actually made, the 10% Puerto Rico income tax withheld is creditable against the Puerto Rico income tax liability of the domestic corporation.

The AMT liability of a domestic corporation is not affected by the receipt of dividends on the shares of our common stock.

Please note that distributions of industrial development income pursuant to Act 73 to shareholders that are individual residents of Puerto Rico or domestic corporations are not subject to income tax, AMT or tollgate tax under the PR Code. Subsequent distributions of said income are also not subject to income tax, AMT or tollgate tax under the PR Code. The determination of the amount of distributions subject to the tax exemption provided under Act 73 shall be determined and allocated by us.

Individuals Who Are Not Residents of Puerto Rico and Foreign Corporations

The following discussion regarding the income taxation of dividends on shares of our common stock received by individuals who are not residents of Puerto Rico and foreign corporations assumes that dividends will constitute income from sources within Puerto Rico. Generally, a dividend declared by a domestic corporation will constitute income from sources within Puerto Rico unless the corporation derived less than 20% of its gross income from sources within Puerto Rico for the three taxable years preceding the year of the declaration. We believe that we have derived more than 20% of our gross income from Puerto Rico sources on an annual basis since our incorporation and expect that in the future more than 20% of our gross income will be from Puerto Rico sources on an annual basis.

Any individual who is a citizen of the United States and who is not a resident of Puerto Rico is entitled to the same tax treatment as are individuals that are residents of Puerto Rico, although taxed solely on his/her Puerto Rico source income. As such, dividends paid on the shares of our common stock to any individual who is a citizen of the United States and who is not a resident of Puerto Rico will generally be subject to a 10% Puerto Rico income tax which will be withheld at source by us.

Dividends paid on the shares of our common stock to any individual who is not a citizen of the United States and who is not a resident of Puerto Rico will also generally be subject to a 10% Puerto Rico income tax which will be withheld at source by us.

The Puerto Rico income taxation of dividends paid on the shares of our common stock to a foreign corporation will depend on whether or not the corporation is engaged in a trade or business in Puerto Rico.

A foreign corporation that is engaged in a trade or business in Puerto Rico will be subject to the normal corporate income tax rates applicable to domestic corporations on its net income that is effectively connected with the trade or business in Puerto Rico. This income will include net income from sources within Puerto Rico and certain items of net income from sources outside Puerto Rico that are effectively connected with the trade or business in Puerto Rico. Net income from sources within Puerto Rico will include dividends on the shares of our common stock. A foreign corporation that is engaged in a trade or business in Puerto Rico will be entitled to claim the 85% dividend received deduction discussed above in connection with dividends received from domestic corporations. No Puerto Rico income tax withholding will be imposed on dividends paid to foreign corporations engaged in a trade or business in Puerto Rico on the shares of our common stock provided such shares are held in the name of such foreign corporation. If such foreign corporation holds the shares of our common stock in the name of a broker or other direct or indirect participant of DTC, then, a 10% Puerto Rico income tax withheld at source will apply to dividends paid on the shares of our common stock held on behalf of such foreign corporation unless certain other procedures are followed to certify to us through DTC that the beneficial owner of our common stock is a foreign corporation engaged in a trade or business in Puerto Rico. If the withholding is actually made, the 10% Puerto Rico income tax withheld is creditable against the Puerto Rico income tax liability of the foreign corporation.

In general, foreign corporations that are engaged in a trade or business in Puerto Rico are also subject to a 10% branch profits tax. However, dividends on the shares of our common stock received by foreign corporations will be excluded from the computation of the branch profits tax liability of these corporations.

A foreign corporation that is not engaged in a trade or business in Puerto Rico will be subject to a 10% Puerto Rico withholding tax on dividends received on the shares of our common stock.

Please note that distributions of industrial development income pursuant to Act 73 to shareholders that are individuals who are not residents of Puerto Rico or foreign corporations are not subject to income tax, AMT or tollgate tax under the PR Code. Subsequent distributions of said income are also not subject to income tax, AMT or tollgate tax under the PR Code. The determination of the amount of distributions subject to the tax exemption provided under Act 73 shall be determined and allocated by us.

We note that although Puerto Rico is a possession of the United States, Puerto Rico withholding taxes with respect to dividends paid to foreign persons are unlikely to be eliminated or reduced by any income tax treaty to which the United State is a party because as a general matter such treaties do not currently apply to U.S. overseas territories such as Puerto Rico. However, foreign persons are urged to consult their own tax advisors in order to determine the availability of benefits under any such income tax treaty in their specific circumstances.

Taxation of gains upon sales or exchanges

General

The sale or exchange of shares of our common stock will give rise to gain or loss for Puerto Rico tax purposes equal to the difference between the amount realized on the sale or exchange and the Puerto Rico income tax basis of the shares of our common stock in the hands of the holder. Any gain or loss that is required to be recognized will be a capital gain or loss if the shares of our common stock are held as a capital asset by the holder and will be a long-term capital gain or loss if the holder’s holding period of the shares of our common stock exceeds six months. Additionally, Act 73 imposes additional rules in determining the tax basis of the shares of our common stock in the hands of the holder upon their sale or exchange.

Individual Residents of Puerto Rico and Domestic Corporations

Gain on the sale or exchange of shares of our common stock by an individual resident of Puerto Rico or a domestic corporation will generally be required to be recognized as gross income and will be subject to income tax. If the holder is an individual and the gain is a long-term capital gain, the gain will be taxable at a maximum rate of 10%. If the holder is a domestic corporation and the gain is a long-term capital gain, the gain will qualify for an alternative tax rate of 15%.

However, a portion of the gain on the sale or exchange of shares of our common stock by an individual resident of Puerto Rico or a domestic corporation may be subject to a special capital gain tax of 4% pursuant to Act 73 if it is sold during the duration of the grant. The amount of gain subject to the special 4% tax rate will depend on the portion of the gain attributable to the exempt operations carried out by us. If the sale or exchange takes place after the expiration of the tax grant, the amount of gain subject to the special 4% tax rate will be limited to the value of the shares at the date of expiration of the tax grant reduced by: (1) the amount of exempt distributions received by the shareholder; and (2) tax basis of the shares of our common stock in the hands of the holder as computed pursuant to Act 73. Any remaining gain shall be subject to taxation pursuant to the provisions of the PR Code.

Individual residents of Puerto Rico are subject to AMT on the AMT net income if their regular tax liability is less than the AMT liability. The current AMT rates range from 10% to 20% depending on the AMT net income. At present, AMT applies with respect to individual taxpayers that have AMT net income of $150,000 or more. The AMT net income includes various categories of tax-exempt income and income subject to preferential tax rates as provided in the PR Code, such as dividends on our common stock and long-term capital gains recognized on the disposition of our common stock. Please note that any capital gain subject to the special 4% tax rate will not be subject to the AMT.

The AMT liability of a domestic corporation is not affected by the recognition of long-term capital gains on the disposition of the shares of our common stock. Additionally, please note that any capital gain subject to the special 4% tax rate will not be subject to the AMT.

Individuals Who Are Not Residents of Puerto Rico

Individuals who are not residents of Puerto Rico will not be subject to Puerto Rico income tax on the sale or exchange of shares of our common stock if the gain resulting thereof constitutes income from sources outside Puerto Rico. Generally, the gain from the sale or exchange of shares of our common stock by individuals not residing in Puerto Rico constitutes income from sources outside Puerto Rico and, therefore, such gain is not subject to Puerto Rico income tax in the case of such individuals.

Foreign Corporations

A foreign corporation that is engaged in a trade or business in Puerto Rico will generally be subject to domestic corporate income tax on any gain realized on the sale or exchange of shares of our common stock if the gain is: (1) from sources within Puerto Rico, or (2) from sources outside Puerto Rico and effectively connected with a trade or business in Puerto Rico. Any such gain will qualify for an alternative tax of 15% if it qualifies as a long-term capital gain.

In general, foreign corporations that are engaged in a trade or business in Puerto Rico will also be subject to a 10% branch profits tax. In the computation of this tax, any gain realized by these corporations on the sale or exchange of shares of our common stock and that is subject to Puerto Rico income tax will be taken into account. However, a deduction will be allowed in the computation for any income tax paid on the gain realized on the sale or exchange.

A foreign corporation that is not engaged in a trade or business in Puerto Rico will not be subject to Puerto Rico income tax on any capital gain realized on the sale or exchange of our common stock since the gain from the sale or exchange of the common stock by a foreign corporation constitutes income from sources outside Puerto Rico.

Estate and Gift Taxation

The transfer of shares of our common stock by inheritance by a decedent who: (1) either (A) is a citizen of the United States who acquired his or her citizenship solely by reason of birth or residence in Puerto Rico or (B) is not a citizen of the United States, (2) was a resident of Puerto Rico at the time of his or her death, and (3) did not own more than 10% of our stock (by value or vote), will not be subject to Puerto Rico estate tax. Likewise, the transfer of shares of our common stock by gift by an individual who is a resident of Puerto Rico at the time of the gift and did not own more than 10% of our stock (by value or vote) will not be subject to gift tax. Other individuals are urged to consult their own tax advisors in order to determine the appropriate treatment for Puerto Rico estate and gift tax purposes of the transfer of the shares of our common stock by death or gift.

Municipal License Taxation

Individuals and corporations that are not engaged in a trade or business in Puerto Rico will not be subject to municipal license tax on dividends paid on the shares of our common stock or on any gain realized on the sale, exchange or redemption of the shares of our common stock.

Individuals, residents or non-residents, and corporations, domestic or foreign, that are engaged in a trade or business in Puerto Rico will generally be subject to municipal license tax on dividends paid on the shares of our common stock and on the gain realized on the sale, exchange or redemption of the shares of our common stock if the dividends or gain are attributable to that trade or business. The municipal license tax is imposed on the volume of business of the taxpayer, and the tax rates vary by municipalities with the current maximum rate being 1.5% in the case of financial businesses and 0.5% for other businesses.

Property Taxation

The shares of our common stock will not be subject to Puerto Rico property tax.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Goldman, Sachs & Co.
J.P. Morgan Securities LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares, as described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions and the per share amount, if any, of dividends declared by us and payable on the shares purchased by them from us or the selling stockholders other than by exercise of their option to purchase additional shares but not payable on the shares that are subject to that option.

To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional          shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $         million.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We intend to apply to have our common stock listed on the              under the trading symbol “    ”.

We, the selling stockholders and all of our directors and officers have agreed that, without the prior written consent of the underwriters, we and they will not, during the period ending      days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agree that, without the prior written consent of the underwriters, it will not, during the period ending      days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to the sale of shares to the underwriters and are subject to other customary exceptions.

The      day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the day restricted period we issue an earnings release or material news event relating to us occurs, or

•	prior to the expiration of the day restricted period, we announce that we will release earnings results during the 16 day period beginning on the last day of the day period in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under their option to purchase additional shares. The underwriters can close out a covered short sale by exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under their option to purchase additional shares. The underwriters may also sell shares in excess of their option, to purchase additional shares creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions. We and the selling stockholders have agreed to indemnify the several underwriters, including their controlling persons, against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us, the selling stockholders and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity that is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, (1) the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, (2) the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and (3) the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they have received or may receive customary fees and expenses. Certain of the underwriters or their affiliates may have an indirect ownership interest in us through various private equity funds, including funds affiliated with Apollo.

In the ordinary course of business, the underwriters and their respective affiliates may make or hold a broad array of investments, including serving as counterparties to certain derivative and hedging arrangements and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account or for the accounts of their customers, and such investment and securities activities may involve or relate to assets, securities or instruments of the issuer (directly, as collateral securing other obligations or otherwise) or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also make investment recommendations, market color or trading ideas or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such assets, securities and instruments.

Conflicts of Interest

We expect that each of Apollo Global Securities, LLC, an affiliate of Apollo Management, and Popular Securities, Inc., an affiliate of Popular, will be an underwriter of this offering. Since each of Apollo and Popular owns more than 10% of our outstanding common stock, a “conflict of interest” would be deemed to exist under Rule 5121(f)(5)(B) of the Conduct Rules of the Financial Industry Regulatory Authority, or FINRA. Accordingly, we intend that this offering will be made in compliance with the applicable provisions of Rule 5121. As such, any underwriter that has a conflict of interest pursuant to Rule 5121 will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer. Pursuant to Rule 5121, a “qualified independent underwriter” (as defined in Rule 5121) must participate in the preparation of the prospectus and perform its usual standard of due diligence with respect to the registration statement and this prospectus.              has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act of 1933, specifically including those inherent in Section 11 of the Securities Act.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Akin Gump Strauss Hauer & Feld LLP, New York, New York. The validity of the shares of common stock offered hereby will be passed upon for us by Goldman Antonetti & Córdova, LLC. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

EXPERTS

The consolidated financial statements of Carib Holdings, Inc. (Successor) as of December 31, 2011 and 2010 and for the year ended December 31, 2011 and the period from June 25, 2010 (inception) to December 31, 2010 and the combined financial statements of EVERTEC Business Group (Predecessor) for the nine months ended September 30, 2010 included in this prospectus, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement under the Securities Act, with respect to the shares of our common stock offered by this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. You should review the full text of those documents. We have included copies of those documents as exhibits to the registration statement.

EVERTEC, LLC, our wholly-owned subsidiary, is required to file annual and quarterly reports and other information with the SEC, and expects to continue to make such filings after the consummation of this offering. Such periodic reports are not incorporated into this prospectus by reference.

The registration statement and the exhibits thereto and EVERTEC, LLC’s periodic reports filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call 1-800-SEC-0330 for further information on the public reference rooms. EVERTEC, LLC’s filings with the SEC are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

As a result of the offering, we and our stockholders will also become subject to the proxy solicitation rules, annual and periodic reporting requirements and other requirements of the Exchange Act. These periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and web site of the SEC referred to above. We will furnish our stockholders with annual reports containing audited financial statements certified by an independent registered public accounting firm and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

INDEX TO FINANCIAL STATEMENTS

Unaudited Consolidated Financial Statements of EVERTEC, Inc.

Unaudited Consolidated Balance Sheets as of September 30, 2012 and December 31, 2011	F-2

Unaudited Consolidated Statements of Income and Comprehensive Income for the nine months ended September 30, 2012 and 2011	F-3

Unaudited Consolidated Statement of Changes in Stockholder’s Equity for the nine months ended September 30, 2012	F-4

Unaudited Consolidated Statements of Cash Flows for the nine months ended September 30, 2012 and 2011	F-5

Notes to Unaudited Consolidated Financial Statements	F-6

Audited Consolidated (Successor) and Combined (Predecessor) Financial Statements of Carib Holdings, Inc. (now known as EVERTEC Intermediate Holdings, LLC)

Reports of Independent Registered Public Accounting Firm	F-21

Consolidated (Successor) Balance Sheets as of December 31, 2011 and 2010	F-23

Consolidated (Successor) and Combined (Predecessor) Statements of Income (Loss) and Comprehensive Income (Loss) for the year ended December 31, 2011, the period from June 25, 2010 (inception) to December 31, 2010, and the nine months ended September 30, 2010

F-24

Consolidated (Successor) and Combined (Predecessor) Statements of Changes in Stockholder’s (or Owner’s) Equity for the year ended December 31, 2011, the three months ended December 31, 2010, and the nine months ended September 30, 2010

F-25

Consolidated (Successor) and Combined (Predecessor) Statements of Cash Flows for the year ended December 31, 2011, the period from June 25, 2010 (inception) to December 31, 2010, and the nine months ended September 30, 2010

F-26

Notes to Audited Consolidated (Successor) and Combined (Predecessor) Financial Statements	F-27

EVERTEC, Inc. (Unaudited) Consolidated Balance Sheets

(Dollar amounts in thousands)

	September 30, 2012	December 31, 2011
Assets
Current Assets:
Cash	$50,112	$56,200
Restricted cash	4,706	5,288
Accounts receivable, net	67,475	60,930
Deferred tax asset	33	8,294
Prepaid expenses and other assets	19,132	21,526

Total current assets	141,458	152,238
Investments in equity investees	10,131	12,267
Property and equipment, net	32,103	36,685
Goodwill	373,472	371,712
Other intangible assets, net	413,506	448,914
Long-term deferred tax asset	—	2,150
Other long-term assets	21,505	22,894

Total assets	$992,175	$1,046,860

Liabilities and stockholders’ equity
Current Liabilities:
Accrued liabilities	$44,834	$29,581
Accounts payable	17,738	21,786
Unearned income	935	900
Income tax payable	2,183	3,383
Deferred tax liability, net	3,250	9,321

Total current liabilities	68,940	64,971
Long-term debt	736,197	523,833
Long-term deferred tax liability, net	82,630	91,431
Other long-term liabilities	337	449

Total liabilities	888,104	680,684

Commitments and contingencies (Note 9)
Stockholders’ equity
Preferred stock, par value $0.01; 1,000,000 shares authorized; none issued	—	—
Common stock, par value $0.01; 103,000,000 shares authorized; 36,377,526 shares issued and outstanding at September 30, 2012 (December 31, 2011 - 36,314,166)	364	363
Additional paid-in capital	104,601	363,493
Accumulated (losses) earnings	(2,127)	3,638
Accumulated other comprehensive income (loss), net of tax of $0 and $13	1,233	(1,318)

Total stockholders’ equity	104,071	366,176

Total liabilities and stockholders’ equity	$992,175	$1,046,860

The accompanying notes are an integral part of these unaudited consolidated financial statements.

EVERTEC, Inc. (Unaudited) Consolidated Statements of Income and Comprehensive Income

(Dollar amounts in thousands, except per share data)

	Nine months ended September 30,
	2012	2011
Revenues
Merchant acquiring, net	$51,499	$44,043
Payment processing (from affiliates: $22,005 and $20,173)	69,986	63,235
Business solutions (from affiliates: $90,866 and $91,432)	129,214	128,273

Total revenues	250,699	235,551

Operating costs and expenses
Cost of revenues, exclusive of depreciation and amortization shown below	118,469	114,832
Selling, general and administrative expenses	24,759	26,005
Depreciation and amortization	53,517	51,977

Total operating costs and expenses	196,745	192,814

Income from operations	53,954	42,737

Non-operating (expenses) income
Interest income	237	667
Interest expense	(39,214)	(39,272)
Earnings of equity method investment	103	685
Other expenses:
Voluntary Retirement Program (“VRP”) expense	—	(14,197)
Other expenses	(9,802)	(2,092)

Total other expenses	(9,802)	(16,289)

Total non-operating (expenses) income	(48,676)	(54,209)

Income (loss) before income taxes	5,278	(11,472)
Income tax expense (benefit)	1,501	(30,845)

Net income	3,777	19,373
Other comprehensive income, net of income tax expense of $13 and $8
Foreign currency translation adjustments	2,551	(1,590)

Total comprehensive income	$6,328	$17,783

Net income per common share (1)	$0.10	$0.53

Pro forma net income per common share(1)(2)	$—	$—

Weighted average common shares outstanding	36,343,961	36,256,187

Weighted average common shares outstanding - assuming dilution	38,168,939	36,256,187

(1)	For each of the periods presented above, net income per common share represents basic and diluted income per common share, respectively.
(2)	Pro forma net income per common share from continued operatations basic and diluted includes [ ] as incremental shares being offered in the initial public offering. These amounts are unadited.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

EVERTEC, Inc. (Unaudited) Consolidated Statement of Changes in Stockholders’ Equity

(Dollar amounts in thousands)

	Number of Shares of Common Stock	Common Stock	Additional Paid-in Capital	Accumulated Earnings (Losses)	Accumulated Other Comprehensive (Loss) Income	Total Stockholders’ Equity
Balance at December 31, 2011	36,314,166	$363	$363,493	$3,638	$(1,318)	$366,176
Issuance of common stock	63,360	1	449			450
Share-based compensation recognized			889			889
Dividends paid			(260,230)	(9,542)		(269,772)
Net income				3,777		3,777
Other comprehensive income, net of income tax expense of $13					2,551	2,551

Balance at September 30, 2012	36,377,526	$364	$104,601	$(2,127)	$1,233	$104,071

The accompanying notes are an integral part of these unaudited consolidated financial statements.

EVERTEC, Inc. (Unaudited) Consolidated Statements of Cash Flows

(Dollar amounts in thousands)

	Nine months ended September 30,
	2012	2011
Cash flows from operating activities
Net income	$3,777	$19,373
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	53,517	51,977
Amortization of debt issue costs and premium and accretion of discount	3,748	6,499
Provision for doubtful accounts and sundry losses	1,291	918
Deferred tax benefit	(4,662)	(20,574)
Share-based compensation	889	684
Realized loss on derivative	—	1,399
Unrealized gain of indemnification assets	(334)	(676)
Amortization of a contract liability	(703)	(5,151)
Loss on disposition of property and equipment	62	56
Earnings from equity investee	(103)	(685)
Dividend received from equity investee	728	738
Prepayment penalty related to debt refinancing	—	(3,387)
Premium on issuance of long-term debt	2,000	—
(Increase) decrease in assets:
Accounts receivable, net	(3,831)	12,189
Prepaid expenses and other assets	2,414	(13,507)
Increase (decrease) in liabilities:
Accounts payable and accrued liabilities	11,476	9,813
Income tax payable	(1,201)	553
Unearned income	35	84
Other long-term liabilities	—	(449)

Total adjustments	65,326	40,481

Net cash provided by operating activities	69,103	59,854

Cash flows from investing activities
Net decrease (increase) in restricted cash	582	(1,572)
Intangible assets acquired	(5,430)	(12,186)
Property and equipment acquired	(7,540)	(6,412)
Proceeds from sales of property and equipment	80	106
Acquisition of an equity method investment	—	(9,244)

Net cash used in investing activities	(12,308)	(29,308)

Cash flows from financing activities
Proceeds from issuance of long-term debt	208,725	—
Debt issuance costs	(2,174)	—
Dividends paid	(269,772)	—
Issuance of common stock	450	2,641
Repayment and repurchase of long-term debt and other liabilities	(112)	(29,090)

Net cash used in financing activities	(62,883)	(26,449)

Net (decrease) increase in cash	(6,088)	4,097
Cash at beginning of the period	56,200	55,199

Cash at end of the period	$50,112	$59,296

Supplemental disclosure of non-cash activities:
Dividend declared not received from equity investee	1,457	—

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Notes to Unaudited Consolidated Financial Statements

Note 1 – The Company and Summary of Significant Accounting Policies

Note 2 – Property and Equipment, net

Note 3 – Goodwill and Other Intangible Assets

Note 4 – Debt

Note 5 – Financial Instruments and Fair Value Measurements

Note 6 – Share-based Compensation

Note 7 – Income Tax

Note 8 – Net Income Per Common Share

Note 9 – Commitments and Contingencies

Note 10 – Related Party Transactions

Note 11 – Segment Information

Note 12 – Subsequent Events

EVERTEC, Inc. Notes to Unaudited Consolidated Financial Statements

Note 1 – The Company and Summary of Significant Accounting Policies

The Company

EVERTEC, Inc. (formerly known as Carib Latam Holdings, Inc.) and its subsidiaries (collectively the “Company,” “we,” “us,” or “our”) is the leading, full-service transaction processing business in Latin America and the Caribbean. We are based in Puerto Rico and provide a broad range of merchant acquiring, payment processing and business process management services across 19 countries in the region. We are the largest merchant acquirer in the Caribbean and Central America and the sixth largest in Latin America. We own and operate the ATH network, one of the leading automated teller machine (“ATM”) and personal identification number debit networks and financial services brands in Latin America. In addition, we provide a comprehensive suite of software and services for core bank processing, cash processing and technology outsourcing in the regions we serve. We serve a broad and diversified customer base of leading financial institutions, merchants, corporations and government agencies with mission critical technology solutions. Our subsidiaries and affiliates include EVERTEC Intermediate Holdings, LLC (“Holdings”, formely known as Carib Holdings, Inc.), EVERTEC Group, LLC (“EVERTEC, LLC”), Sense Software International Corp. (“Sense”), EVERTEC Dominicana SAS., EVERTEC Latinoamérica, S.A., ATH Costa Rica, S.A. (“ATH CR”), EVERTEC Finance Corp. (“EVERTEC Finance”) and T.I.I. Smart Solutions, Inc.

In September 2012, EVERTEC, LLC amended its Certificate of Formation to change its name to EVERTEC Group, LLC. On April 13, 2012, EVERTEC, Inc. was formed in order to act as the new parent company of Holdings and its subsidiaries, including EVERTEC, LLC. On April 17, 2012, Holdings was converted from a Puerto Rico corporation to a Puerto Rico limited liability company. Concurrently, EVERTEC, LLC was also converted from a Puerto Rico corporation to a Puerto Rico limited liability company (the “Conversion”) for the purpose of improving the consolidated tax efficiency of EVERTEC, LLC and its subsidiaries by taking advantage of recent changes to the Puerto Rico Internal Revenue Code of 2011, as amended (the “PR Code”), that permit limited liability companies to be treated as partnerships that are pass-through entities for Puerto Rico tax purposes. In addition, in connection with the Conversion, EVERTEC, LLC formed a new wholly owned subsidiary, EVERTEC Finance, a corporation organized under the laws of the Commonwealth of Puerto Rico, to act as co-issuer of the 11% senior notes due 2018.

Except as otherwise indicated or unless the context otherwise requires, the term “EVERTEC, Inc.” refers for periods on or after the Conversion to EVERTEC, Inc. and for periods prior to the Conversion to Carib Latam Holdings, Inc.

Basis of Presentation

The unaudited consolidated financial statements include the accounts of EVERTEC, Inc and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The preparation of the accompanying unaudited consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited consolidated financial statements. Actual results could differ from the estimates.

In the opinion of management, the accompanying unaudited consolidated financial statements, prepared in accordance with GAAP, contain all adjustments, all of which are normal and recurring in nature, necessary for a fair presentation. Certain information and note disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted from the unaudited consolidated financial statements pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). All of these unaudited consolidated financial statements should be read in conjunction with the audited consolidated and combined financial statements for the fiscal year ended December 31, 2011 appearing elsewhere herein. The results of operations for the nine months ended September 30, 2012 are not necessarily indicative of the results of operations for the full year or any future period.

The Consolidated Balance Sheet as of December 31, 2011 was derived from the audited consolidated and combined financial statements for the fiscal year ended December 31, 2011 of the predecessor EVERTEC Intermediate Holdings, Inc. included elsewhere in this prospectus.

EVERTEC, Inc. Notes to Unaudited Consolidated Financial Statements

Summary of Significant Accounting Policies

Share-based compensation

On September 30, 2010, the Holdings board of directors adopted the Carib Holdings, Inc. 2010 Equity Incentive Plan to grant stock options, rights to purchase shares, restricted stock units and other stock-based rights to employees, directors, consultants and advisors of the Company. The Company expense employee stock-based payments under the fair value method. ASC 718, Compensation-Stock Compensation, requires compensation cost for the fair value of stock-based payments at the date they are granted to be recognized over the requisite service period. The Company estimates the fair value of stock-based awards, on a contemporaneous basis, at the date they are granted using the Black-Sholes-Merton option pricing model and the Monte Carlo simulation analysis. Option-pricing models require estimates of a number of key valuation inputs including expected volatility, expected dividend yield, expected term and risk-free interest rate.

The fair value of the common stock underlying our awards is determined by our board of directors using an internal valuation. The board of directors intended all grants to be exercisable at a price per share be equal to the per share fair value of our common stock on the date of the grant. In the absence of a public trading market, we estimate the fair value of our common stock based on the financial performance of the Company measured through the adjusted EBITDA, at the most recent quarterly information, and an acquisition multiple that Company believe is representative of the implied market value for us, as a private company.

See Note 16 of the Notes to Audited Consolidated (Successor) and Combined (Predecessor) Financial Statements appearing elsewhere in this prospectus for details regarding the Company’s share-based compensation.

Goodwill

Goodwill represents the excess of the purchase price and related costs over the value assigned to net assets acquired. Goodwill is not amortized, but is tested for impairment at least annually. Last year, the goodwill impairment test used was a two-step process at each reporting unit level. The first step used to identify potential impairment, compared the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeded its carrying amount, goodwill of the reporting unit was not considered impaired and the second step of the impairment test is unnecessary. If needed, the second step consists of comparing the implied fair value of the reporting unit with the carrying amount of that goodwill.

For 2012, the Company used a “qualitative assessment” option or “step zero” for the goodwill impairment test for all of its reporting units. With this process, the Company first assesses whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount. If the answer is no, then the fair value of the reporting unit does not need to be measured, and step one and step two are bypassed. In assessing the fair value of a reporting unit, which is based on the nature of the business and reporting unit’s current and expected financial performance, the Company uses a combination of factors such as general macroeconomic conditions, industry and market conditions, overall financial performance and the entity and reporting unit specific events. (See Note 3)

JOBS Act

The Company qualifies as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), which was signed into law on April 5, 2012. As an “emerging growth company” under the JOBS Act, the Company is permitted to, and intends to, rely on exemptions from certain reporting and disclosure requirements. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards until those standards would otherwise apply to private companies. However, the Company has chosen to “opt out” of such extended transition period, and as a result, will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. The decision to opt out of the extended transition period is irrevocable.

EVERTEC, Inc. Notes to Unaudited Consolidated Financial Statements

Note 2 – Property and Equipment, net

Property and equipment, net consists of the following:

(Dollar amounts in thousands)	Useful life in years	September 30, 2012	December 31, 2011
Buildings	30	$2,127	$2,091
Data processing equipment	3 - 5	52,480	45,883
Furniture and equipment	3 - 10	6,045	5,912
Leasehold improvements	5 - 10	1,290	610

		61,942	54,496
Less - accumulated depreciation and amortization		(31,366)	(19,316)

Depreciable assets, net		30,576	35,180
Land		1,527	1,505

Property and equipment, net		$32,103	$36,685

Depreciation and amortization expense related to property and equipment was $12.1 million and $11.4 million for the nine months ended September 30, 2012 and 2011, respectively.

Note 3 – Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill, allocated by reportable segments, were as follows (See Note 11):

(Dollar amounts in thousands)	Merchant acquiring, net	Payment processing	Business solutions	Total
Balance at December 31, 2011	$166,959	$199,745	$5,008	$371,712
Foreign currency translation adjustments	—	1,447	313	1,760

Balance at September 30, 2012	$166,959	$201,192	$5,321	$373,472

Goodwill is tested for impairment at least annually as of August 31. This year the Company used the qualitative assessment option or step zero process for this annual test. Using this process, the Company first assesses whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount.

During the third quarter of 2012, the Company conducted a qualitative assessment of each reporting unit’s fair value as of August 31, 2012. As a starting point, the Company considered the results for the 2011 impairment test, which indicated that the fair value of each reporting unit was in excess of 30% of its carrying amount. The Company also considered financial projections, current market conditions, and any changes in the carrying amount of the reporting units. Based on the results of this qualitative assessment, the Company believes the fair value of goodwill of each of the Company’s reporting units continues to exceed the respective carrying amounts and concluded that it was not necessary to conduct the two-step goodwill impairment test. As such, no impairment losses for the period were recognized.

EVERTEC, Inc. Notes to Unaudited Consolidated Financial Statements

The carrying amount of other intangible assets for the nine months ended September 30, 2012 and the year ended December 31, 2011 consisted of the following:

(Dollar amounts in thousands)		September 30, 2012
	Useful life in years	Gross amount	Accumulated amortization	Net carrying amount
Customer relationships	14	$314,138	$(45,167)	$268,971
Trademark	10-14	39,950	(6,928)	33,022
Software packages	3-5	112,275	(49,762)	62,513
Non-Compete agreement	15	56,539	(7,539)	49,000

Other intangible assets, net		$522,902	$(109,396)	$413,506

(Dollar amounts in thousands)		December 31, 2011
	Useful life in years	Gross amount	Accumulated amortization	Net carrying amount
Customer relationships	14	$313,543	$(28,372)	$285,171
Trademark	10-14	39,950	(4,330)	35,620
Software packages	3-5	106,865	(30,569)	76,296
Non-Compete agreement	15	56,539	(4,712)	51,827

Other intangible assets, net		$516,897	$(67,983)	$448,914

For the nine months ended September 30, 2012, the Company recorded amortization expense related to other intangibles of $41.4 million, compared to $40.6 million for the corresponding 2011 period.

Note 4 – Debt

Net debt as of September 30, 2012 and December 31, 2011 was as follows:

(Dollar amounts in thousands)	September 30, 2012	December 31, 2011
Senior Secured Credit Facility due in September 2016 paying interest at a variable interest rate (London InterBank Offered Rate (“LIBOR”) plus margin(1))	$483,790	$313,333
Senior Notes due on October 1, 2018, paying interest semi-annually at a rate of 11% per annum	252,407	210,500

Total net debt	$736,197	$523,833

(1)	Subject to a minimum rate (“LIBOR floor”) of 1.50% at September 30, 2012 and December 31, 2011.

On May 7, 2012, EVERTEC, LLC and EVERTEC Finance, as co-issuers, issued $40.0 million aggregate principal amount of 11% senior notes due 2018 (the “New Notes”) under the indenture pursuant to which $220.0 million aggregate principal amount of 11% senior notes due 2018 were originally issued on September 30, 2010 and $210.5 million principal amount were outstanding as of December 31, 2011 (the “Existing Notes”). The New Notes were issued pursuant to Supplemental Indenture No. 2 to the indenture and were treated as a single class under the indenture with the Existing Notes. The senior notes are guaranteed by EVERTEC, LLC’s 100% owned subsidiaries.

On May 4, 2012, EVERTEC, LLC and EVERTEC Finance obtained the requisite consents from holders of at least a majority of the aggregate principal amount of all outstanding Existing Notes on the record date of April 27, 2012, pursuant to their previously announced consent solicitation. As a result, on May 7, 2012, EVERTEC, LLC, EVERTEC Finance, certain subsidiaries of EVERTEC, LLC and the Trustee executed Supplemental Indenture No. 3 to the indenture to provide EVERTEC, LLC with additional dividend capacity of up to $270.0 million (the “Proposed Amendment”).

EVERTEC, Inc. Notes to Unaudited Consolidated Financial Statements

On May 9, 2012, EVERTEC, LLC entered into an amendment to the agreement governing its senior secured credit facilities to allow, among other things, a restricted payment in an amount not to exceed $270.0 million and certain adjustments to the financial covenant therein. In addition, EVERTEC, LLC borrowed an additional $170.0 million under a secured incremental term loan. The incremental term loan also matures on September 30, 2016.

On May 9, 2012, the Company used the net proceeds from the incremental term loan described above and the New Notes, together with cash on hand, to pay a cash distribution of $269.8 million to its stockholders.

The Company incurred $11.4 million in fees in connection with the issuance of the New Notes and the incremental term loan, of which $2.2 million was capitalized and will be amortized over the remaining term of the debt.

Note 5 – Financial Instruments and Fair Value Measurements

Recurring Fair Value Measurements

Fair value measurement provisions establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This guidance describes three levels of input that may be used to measure fair value:

Level 1: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.

Level 2: Inputs, other than quoted prices included in Level 1, which are observable for the asset or liability through corroboration with market data at the measurement date.

Level 3: Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The Company uses observable inputs when available. Fair value is based upon quoted market prices when available. If market prices are not available, the Company may employ internally-developed models that primarily use market-based inputs including yield curves, interest rates, volatilities, and credit curves, among others. The Company limits valuation adjustments to those deemed necessary to ensure that the financial instrument’s fair value adequately represents the price that would be received or paid in the marketplace. Valuation adjustments may include consideration of counterparty credit quality and liquidity as well as other criteria. The estimated fair value amounts are subjective in nature and may involve uncertainties and matters of significant judgment for certain financial instruments. Changes in the underlying assumptions used in estimating fair value could affect the results. The fair value measurement levels are not indicative of risk of investment.

EVERTEC, Inc. Notes to Unaudited Consolidated Financial Statements

The following table summarizes fair value measurements by level at September 30, 2012 and December 31, 2011 for assets measured at fair value on a recurring basis:

(Dollar amounts in thousands)	Level 1	Level 2	Level 3	Total
September 30, 2012
Financial assets:
Indemnification assets:
Software cost reimbursement	$—	$—	$5,653	$5,653

December 31, 2011
Financial assets:
Indemnification assets:
Software cost reimbursement	$—	$—	$7,113	$7,113
Expected reimbursement	—	—	351	351

The fair value of financial instruments is the amount at which an asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. Fair value estimates are made at a specific point in time based on the type of financial instrument and relevant market information. Many of these estimates involve various assumptions and may vary significantly from amounts that could be realized in actual transactions.

For those financial instruments with no quoted market prices available, fair values have been estimated using present value calculations or other valuation techniques, as well as management’s best judgment with respect to current economic conditions, including discount rates and estimates of future cash flows.

Indemnification assets include the present value of the expected future cash flows of certain expense reimbursement agreements with Popular. These contracts have termination dates up to September 2015 and were entered into in connection with the merger transaction (the “Merger”) on September 30, 2010, through which EVERTEC, LLC became a wholly-owned subsidiary of Holdings with affiliates of Apollo and Popular owning approximately 51% and 49%, respectively, of the outstanding voting capital stock of Holdings. Management prepared estimates of the expected reimbursements to be received from Popular until the termination of the contracts, discounted the estimated future cash flows and recorded the indemnification assets as of the Merger closing date. Payments received during the quarters reduced the indemnification asset balance. The remaining balance was adjusted to reflect its fair value as of September 30, 2012, therefore resulting in a net unrealized loss of approximately $0.3 million for the nine months ended September 30, 2012 and an unrealized gain of approximately $0.7 million for the corresponding 2011 period, which are reflected within the other expense caption in the unaudited consolidated statements of income and comprehensive income. The current portion of the indemnification assets is included within accounts receivable, net, and the other long-term portion is included within other long-term assets in the accompanying unaudited consolidated balance sheet.

The unobservable inputs related to the Company’s indemnification assets as of September 30, 2012 using the discounted cash flow model include the discount rate of 7.35% and the projected cash flows of $5.7 million.

For indemnification assets a significant increase or decrease in market rates and cash flows could result in a significant impact to the fair value. Also, the credit rating and/or the non-performance credit risk of Popular, which is subjective in nature, also could increase or decrease the sensitivity of the fair value of these assets.

EVERTEC, Inc. Notes to Unaudited Consolidated Financial Statements

The following table presents the carrying value, as applicable, and estimated fair values for financial instruments at September 30, 2012 and December 31, 2011:

	September 30, 2012		December 31, 2011
(Dollar amounts in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Indemnification assets:
Software cost reimbursement	$5,653	$5,653	$7,113	$7,113
Expected reimbursements	—	—	351	351

Financial liabilities:
Senior secured term loan	$483,790	$494,716	$313,333	$317,979
Senior notes	252,407	266,469	210,500	213,921

The senior secured term loan and the senior notes prices at September 30, 2012 and December 31, 2011 were obtained using third party service providers. Their pricing is based on various inputs such as: market quotes, recent trading activity in a non-active market or imputed prices. Also, the pricing may include the use of an algorithm that could take into account movement in the general high yield market, among other variants.

The senior secured term loan and senior notes, which are not measured at fair value in the balance sheet, could be categorized as Level 3 in the fair value hierarchy.

The following table provides a summary of the change in fair value of the Company’s Level 3 assets:

	Nine months ended September 30,
(Dollar amounts in thousands)	2012	2011
Indemnification assets:
Beginning balance	$7,464	$14,836
Payments received	(2,145)	(6,082)
Unrealized gain recognized in other expenses	334	676

Ending balance	$5,653	$9,430

Derivatives assets:
Beginning balance	$—	$4,960
Net settlement of derivative	—	(3,561)
Realized loss on derivative recognized in other expenses	—	(1,399)

Ending balance	$—	$—

EVERTEC, Inc. Notes to Unaudited Consolidated Financial Statements

Note 6 – Share-based Compensation

The following table summarizes the nonvested stock options activity for the nine months ended September 30, 2012:

Nonvested stock options	Shares	Weighted-average exercise prices
Nonvested at December 31, 2011	2,530,987	$2.59
Granted	548,955	9.82
Forfeitures	(654,438)	2.59
Vested	(139,041)	2.59

Nonvested at September 30, 2012	2,286,463	$4.33

On May 9, 2012, the Company used the net proceeds from the incremental term loan and the New Notes (as described in Note 4), together with cash on hand, to pay a cash distribution of $269.8 million to its stockholders. As a result of the distribution, on May 9, 2012, the board of directors of EVERTEC, Inc. approved an equitable adjustment to stock options previously granted pursuant to its Amended and Restated 2010 Equity Incentive Plan (the “Plan”) in order to reduce the exercise price of the outstanding options granted under or subject to the terms of the Plan by $7.41 per share. This adjustment to the exercise price did not impact the compensation expense recognized by the Company for the nine months ended September 30, 2012 or the maximum unrecognized cost.

Management uses the fair value method of recording stock-based compensation as described in the guidance for stock compensation in ASC topic 718. The fair value of the stock options granted during 2012 was estimated using the Black-Scholes-Merton (“BSM”) option pricing model for “Tranche A” options granted under the Plan and the Monte Carlo simulation analysis for “Tranche B” and “Tranche C” options granted under the Plan.

The following table summarizes the nonvested restricted shares activity for the nine months ended September 30, 2012:

Nonvested restricted shares	Shares	Weighted-average grant date fair value
Nonvested at December 31, 2011	63,058	$10.00
Granted	14,646	17.07
Vested	(32,158)	10.00

Nonvested at September 30, 2012	45,546	$12.27

Share-based compensation recognized was as follows:

	Nine months ended September 30,
(Dollar amounts in thousands)	2012	2011
Share-based compensation recognized, net
Stock options, net of income tax expense of $62 and $168	$442	$561
Restricted shares, net of income tax expense of $47 and $37	447	123

The maximum unrecognized cost for stock options was $6.9 million as of September 30, 2012, which includes $2.0 million, $2.5 million and $2.4 million related to Tranche A, Tranche B and Tranche C options, respectively.

The maximum unrecognized compensation cost for restricted stock was $0.4 million as of September 30, 2012.

EVERTEC, Inc. Notes to Unaudited Consolidated Financial Statements

Note 7 – Income Tax

On April 17, 2012, as explained in Note 1, EVERTEC, LLC was converted from a Puerto Rico corporation into a Puerto Rico limited liability company in order to take advantage of recent changes to the PR Code that allow limited liability companies to be treated as partnerships that are pass-through entities for Puerto Rico tax purposes. EVERTEC, LLC, Holdings and EVERTEC, Inc. entered into a Tax Payment Agreement pursuant to which EVERTEC, LLC is obligated to make certain payments to Holdings or EVERTEC, Inc. for taxable periods or portions thereof occurring on or after April 17, 2012 (the “Effective Date”).

Under the Tax Payment Agreement, EVERTEC, LLC will make payments with respect to any and all taxes (including estimated taxes) imposed under the laws of Puerto Rico, the United States of America and any other jurisdiction or any political (including municipal) subdivision or authority or agency in Puerto Rico, the United States of America or such other jurisdiction, that would have been imposed on the EVERTEC, LLC if the EVERTEC, LLC had been a corporation for tax purposes of that jurisdiction, together with all interest and penalties with respect thereto (“Taxes”), reduced by taking into account any applicable net operating losses or other tax attributes of Holdings or EVERTEC, Inc. that reduce Holdings’ or EVERTEC, Inc.’s taxes in such period. The Tax Payment Agreement provides that the payments thereunder shall not exceed the net amount of Taxes that Holdings and EVERTEC, Inc. actually owe to the appropriate taxing authority for a taxable period. Further, the Tax Payment Agreement provides that if Holdings or EVERTEC, Inc. receives a tax refund attributable to any taxable period or portion thereof occurring on or after the Effective Date, EVERTEC, Inc. shall be required to recalculate the payment for such period required to be made by the EVERTEC, LLC to Holdings or EVERTEC, Inc. If the payment, as recalculated, is less than the amount of the payment the EVERTEC, LLC already made to Holdings or EVERTEC, Inc. in respect of such period, Holdings or EVERTEC, Inc. shall promptly make a payment to the EVERTEC, LLC in the amount of such difference.

As a result of the Conversion, EVERTEC, LLC’s taxable income from its Puerto Rico operations flows through to its direct parent company and therefore to EVERTEC, Inc.

The components of income tax expense (benefit) for the nine months ended September 30, 2012 and 2011 consisted of the following:

	Nine months ended September 30,
(Dollar amounts in thousands)	2012	2011
Current tax provision (benefit)	$6,163	$(10,271)
Deferred tax benefit	(4,662)	(20,574)

Income tax expense (benefit)	$1,501	$(30,845)

For the nine months ended September 30, 2011, the Company recognized a reduction in its deferred tax liability of $23.8 million, which had been recognized at a higher marginal corporate income tax rate, as a result of the approval in January 2011 of a new Internal Revenue Code, which provides for a maximum corporate income tax rate of 30%, as well as additional tax credits and deductions, among other tax reliefs and changes.

EVERTEC, Inc. Notes to Unaudited Consolidated Financial Statements

The Company conducts operations in Puerto Rico and certain countries throughout the Caribbean and Latin America. As a result, the income tax expense (benefit) includes the effect of taxes paid to the Puerto Rico government as well as foreign jurisdictions. The following table presents the components of income tax expense (benefit) for the nine months ended September 30, 2012 and 2011 and its segregation based on location of operations:

	Nine months ended September 30,
(Dollar amounts in thousands)	2012	2011
Current tax provision (benefit)
Puerto Rico	$4,949	$(12,259)
United States	481	329
Foreign countries	733	1,659

Total currrent tax provision (benefit)	$6,163	$(10,271)

Deferred tax benefit
Puerto Rico	$(4,166)	$(20,120)
United States	(34)	—
Foreign countries	(462)	(454)

Total deferred tax benefit	$(4,662)	$(20,574)

As of September 30, 2012, the Company has reported $6.8 million of unremitted earnings for foreign subsidiaries in the consolidated statement of income and comprehensive income. The Company had not recognized a deferred tax liability on undistributed earnings for our foreign subsidiaries, because these earnings are intended to be permanently reinvested. The amount of the unrecognized deferred tax liability depends on judgment required to analyze the withholding tax due, the applicable tax law and factual circumstances in effect at the time of any such distribution, therefore, we believe it is not practicable at this time to reliably determine the amount of unrecognized deferred tax liability related to the Company’s undistributed earnings. If circumstances change and it becomes apparent that some or all of the undistributed earnings of a subsidiary will be remitted in the next twelve months and income taxes have not been recognized by the parent entity, the parent entity shall accrue as an expense of the current period income taxes attributable to that remittance.

The income tax expense (benefit) differs from the amount computed by applying the Puerto Rico statutory income tax rate to the income (loss) before income taxes as a result of the following:

	Nine months ended September 30,
(Dollar amounts in thousands)	2012	2011
Computed income tax at statutory rates	$1,583	$(3,442)
Benefit of net tax-exempt interest income	(8)	(17)
Benefit of net tax-exempt dividend income	—	(620)
Non taxable loss on settlement of derivative asset	—	420
Tax benefit due to a change in estimate	—	(2,530)
Adjustment to DTL due to changes in enacted tax rate	—	(23,813)
Differences in tax rates due to multiple jurisdictions	280	283
Effect of income subject to tax-exemption grant	(605)	(1,241)
Reversal of tax uncertainties reserve	(640)	—
Other	891	115

Income tax expense (benefit)	$1,501	$(30,845)

EVERTEC, Inc. Notes to Unaudited Consolidated Financial Statements

Note 8 – Net Income Per Common Share

The reconciliation of the numerator and denominator of the earnings per common share is as follows:

	Nine months ended September 30,
(Dollar amounts in thousands, except per share data)	2012	2011
Net income	$3,777	$19,373

Weighted average common shares outstanding	36,343,961	36,256,187

Weighted average potential dilutive common shares (1)	1,824,978	—

Weighted average common shares outstanding - assuming dilution	38,168,939	36,256,187

Net income per common share(2)	$0.10	$0.53

Pro forma net income per common share(3)	$—	$—

(1)	Potential common shares consist of common stock issuable under the assumed exercise of stock options and restricted stock awards using the treasury stock method.
(2)	For each of the periods presented above, net income per common share represents basic and diluted income per common share, respectively.
(3)	Pro forma net income per common share basic and diluted includes [ ] as incremental shares being offered in the initial public offering.

Note 9 – Commitments and Contingencies

Certain lease agreements contain provisions for future rent increases. The total amount of rental payments due over the lease term is being charged to rent expense on the straight-line method over the term of the lease. The difference between rent expense recorded and the amount paid is recorded as a deferred rent obligation. Total deferred rent obligation as of September 30, 2012 and December 31, 2011 amounted to $0.3 million and $0.5 million, respectively, and is included within the accounts receivable, net caption in the accompanying consolidated balance sheets.

Rent expense of office facilities and real estate for nine months ended September 30, 2012 amounted to $5.8 million, compared to $6.0 million for the corresponding 2011 period. Also, rent expense for telecommunications and other equipment for the nine months ended September 30, 2012 amounted to $5.4 million, compared to $5.9 million for the corresponding 2011 period.

The Company is a defendant in a number of legal proceedings arising in the ordinary course of business. Based on the opinion of legal counsel, management believes that the final disposition of these matters will not have a material adverse effect on the business, results of operations or financial condition of the Company. The Company has identified certain claims in which we may incur a loss, but in the aggregate the loss would be minimal. For other claims, where the proceedings are in an initial phase, the Company is unable to estimate the range of possible loss for such legal proceedings. However, the Company at this time believes that any loss related to these latter claims will not be material.

Note 10 – Related Party Transactions

The following table presents the Company’s transactions with related parties for the nine months ended September 30, 2012 and 2011:

	Nine months ended September 30,
(Dollar amounts in thousands)	2012	2011
Total revenues (1)(2)	$112,871	$111,605

Selling, general and administrative expenses
Rent and other fees (3)	$8,547	$9,055

Interest earned from and charged by affiliate
Interest income	$179	$569

Interest expense(4)	$5,600	$6,481

(1)	Total revenues from Popular represent 44% and 47% of total revenues for each of the periods presented above.

EVERTEC, Inc. Notes to Unaudited Consolidated Financial Statements

(2)

Includes revenues generated from investees accounted for under the equity method for the nine months ended September 30, 2012 of $2.6 million, respectively, compared to $1.7 million for the corresponding 2011 period.

(3)	Includes management fees paid to equity sponsors amounting to $2.9 million for the nine months ended September 30, 2012, compared to $2.4 million for the corresponding 2011 period.
(4)	Interest expense relates to interest accrued on the senior secured term loan and senior notes held by Popular.

At September 30, 2012 and December 31, 2011, we had the following balances arising from transactions with related parties:

(Dollar amounts in thousands)	September 30, 2012	December 31, 2011
Cash and restricted cash deposits in affiliated bank	$50,403	$55,291

Indemnification assets from Popular reimbursement(1)
Accounts receivable	$1,896	$2,553

Other long-term assets	$3,757	$5,212

Liability related to contract with Popular(2)
Accounts payable	$—	$703

Other due/to from affiliate
Accounts receivable	$16,585	$16,375

Accounts payable	$2,652	$3,036

Long-term debt	$90,186	$90,186

(1)

Recorded in connection with (a) reimbursement from Popular regarding services the Company provides to certain customers of Popular at preferential prices for the 2011 period and (b) reimbursement from Popular regarding certain software license costs. For the nine months ended September 30, 2012 and the year ended December 31, 2011, the Company received $2.1 million and $7.1 million, respectively, related to these reimbursements.

(2)	Represented a contract liability to provide certain services to a customer of Popular that expired on February 2012.

At September 30, 2012, ATH CR has a credit facility with Popular for $2.9 million, under which a letter of credit of a similar amount was issued. EVERTEC, LLC entered into a reimbursement agreement with Popular to mirror Popular’s obligations. As a result, EVERTEC, LLC is required to indemnify Popular for losses, in case EVERTEC, LLC fails to honor these letters of credit.

Note 11 – Segment Information

The Company operates in three business segments: merchant acquiring, payment processing and business solutions.

The merchant acquiring segment consists of revenues from services that allow merchants to accept electronic methods of payment. In the merchant acquiring segment, revenues include a discount fee and membership fees charged to merchants, debit network fees and rental income from point-of-sale (“POS”) devices and other equipment, net of credit card interchange and assessment fees charged by credit cards associations (such as VISA or MasterCard) or payment networks. The discount fee is generally a percentage of the transaction value. We also charge merchants for other services that are unrelated to the number of transactions or the transaction value.

The payment processing segment revenues are comprised of revenues related to providing access to the ATH network and other card networks to financial institutions, including related services such as authorization, processing, management and recording of ATM and POS transactions, and ATM management and monitoring. Payment processing revenues also include revenues from card processing services (such as credit and debit card processing, authorization and settlement and fraud monitoring and control to debit or credit issuers), payment processing services (such as payment and billing products for merchants, businesses and financial institutions) and electronic benefit transfer (“EBT”) (which principally consist of services to the Puerto Rico government for the delivery of government benefits to participants).

For ATH network and processing services, revenues are primarily driven by the number of transactions processed. Revenues are derived primarily from network fees, transaction switching and processing fees, and the selling and leasing POS devices. For card issuer processing, revenues are primarily dependent upon the number of cardholder accounts on file, transactions and authorizations processed, the number of cards embossed and other processing services. For EBT services, revenues are primarily derived from the number of beneficiaries on file.

EVERTEC, Inc. Notes to Unaudited Consolidated Financial Statements

In September 2012, the Company renamed the transaction processing segment to payment processing segment. The change of name does not constitute a change in the segment composition.

The business solutions segment consist of revenues from a full suite of business process management solutions in various product areas such as core bank processing, network hosting and management, IT professional services, business process outsourcing, item processing, cash processing, and fulfillment. Core bank processing and network services revenues are derived in part from a recurrent fee and from fees based on the number of accounts on file (i.e. savings or checking accounts, loans, etc) or computer resources utilized. Revenues from other processing services within the business solutions segment are generally volume-based and depend on factors such as the number of accounts processed.

The Company’s business segments are organized based on the nature of products and services. The Chief Operating Decision Maker (“CODM”) reviews their separate financial information to assess performance and to allocate resources.

Management evaluates the operating results of each of its reportable segments based upon revenues and operating income. Segment asset disclosure is not used by the CODM as a measure of segment performance since the segment evaluation is driven by earnings. As such, segment assets are not disclosed in the notes to the accompanying unaudited consolidated financial statements.

The following tables set forth information about the Company’s operations by its three business segments for the periods indicated:

(Dollar amounts in thousands)	Merchant acquiring, net	Payment processing	Business solutions	Other		Total
Nine months ended September 30, 2012
Revenues	$51,499	$85,711	$129,214	$(15,725	)(1)	$250,699
Income from operations	24,736	38,652	25,751	(35,185	)(2)	53,954
Nine months ended September 30, 2011
Revenues	44,043	77,758	128,273	(14,523	)(1)	235,551
Income from operations	20,663	34,019	26,267	(38,212	)(2)	42,737

(1)	Represents the elimination of intersegment revenues for services provided by the payment processing segment to merchant acquiring segment, and other miscellaneous intersegment revenues.
(2)

Represents certain incremental depreciation and amortization expenses generated as a result of the Merger, non-recurring compensation and benefit expenses, professional fees and other miscellaneous expenses and adjustments.

EVERTEC, Inc. Notes to Unaudited Consolidated Financial Statements

The reconciliation of income from operations to consolidated net income for the nine months ended September 30, 2012 and 2011 is as follows:

	Nine months ended September 30,
(Dollar amounts in thousands)	2012	2011
Segment income from operations
Merchant acquiring	$24,736	$20,663
Payment processing	38,652	34,019
Business solutions	25,751	26,267

Total segment income from operations	89,139	80,949
Merger related depreciation and amortization and other unallocated expenses(1)	(35,185)	(38,212)

Income from operations	$53,954	$42,737

Interest expense, net	(38,977)	(38,605)
Earnings of equity method investment	103	685
Other expenses	(9,802)	(16,289)
Income tax (expense) benefit	(1,501)	30,845

Net income	$3,777	$19,373

(1)

Primarily represents certain incremental depreciation and amortization expenses generated as a result of the Merger, non-recurring compensation and benefit expenses, professional fees and other miscellaneous expenses and adjustments.

Note 12 – Subsequent Events

The Company evaluated subsequent events through the date that these unaudited consolidated financial statements were issued. There were no subsequent events requiring disclosure other than those disclosed below.

Tax Grant. On October 19, 2012, EVERTEC, LLC was granted a tax exemption under the Economic Incentives Act for the Development of Puerto Rico, Act No. 73 of May 28, 2008. Under this grant, EVERTEC, LLC will benefit from a preferential income tax rate on industrial development income, as well as from tax exemptions with respect to its municipal and property tax obligations for certain activities derived from its data processing operations in Puerto Rico. The grant has a term of 15 years effective as of January 1, 2012 with respect to income tax obligations and January 1, 2013 with respect to municipal and property tax obligations. The accounting impact of this grant will be recognized prospectively.

The grant establishes a base taxable income amount with respect to EVERTEC, LLC’s industrial development income, which amount will continue to be subject to the ordinary income tax rate under existing law. Applicable taxable income in excess of the established base taxable income amount will be subject to a preferential rate of 4%. The base taxable income amount will be ratably reduced over a four year period until such amount equals zero at which point all of EVERTEC LLC’s applicable industrial development income will be taxed at the preferential rate of 4% for the remaining period of the grant. The grant also establishes a 90% exemption on certain real and personal property taxes and a 60% exemption on municipal taxes, in each case imposed on EVERTEC, LLC. In addition, distributions to stockholders by EVERTEC, Inc. of the industrial development income will not be subject to Puerto Rico tollgate taxes.

The grant contains customary commitments, conditions and representations that EVERTEC, LLC will be required to comply with in order to maintain the grant. The more significant commitments include: (i) maintaining at least 750 employees in EVERTEC, LLC’s Puerto Rico data processing operations during 2012 and at least 700 employees for the remaining years of the grant; and (ii) investing at least $200.0 million in building, machinery, equipment or computer programs to be used in Puerto Rico during the effective term of the grant (to be made in $50.0 million increments over four year capital investment cycles). Failure to meet the requirements could result, among other things, in reductions in the benefits of the grant or revocation of the grant in its entirety, which could result in EVERTEC, Inc. paying additional taxes or other payments relative to what such parties would be required to pay if the full benefits of the grant are available. In addition, the protection from Puerto Rican tollgate taxes on distributions to stockholders may be lost.

Dividend. On December 18, 2012, EVERTEC, LLC paid a cash distribution of approximately $50.3 million to its parent, Holdings, primarily using cash on hand, and Holdings in turn paid a distribution to the Company. The Company used the proceeds of such distribution to pay a dividend to its stockholders and to pay an equitable adjustment to holders of vested options as discussed below in the aggregate amount of approximately $50.3 million. Effective December 18, 2012, the board of directors of the Company approved an equitable adjustment to stock options previously granted pursuant to the Plan payable in the form of a one-time cash bonus to holders of vested options for shares of common stock in the amount of $1.37 per share, which in the case of vested options will be paid on December 21, 2012 and in the case of unvested options will be paid in the future as the options vest, subject to certain conditions. The adjustment was made pursuant to the Plan, which requires the Company to make an equitable adjustment to outstanding options upon the occurrence of certain events, including the payment of a dividend.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of EVERTEC Intermediate Holdings, LLC

(formerly known as Carib Holdings, Inc. or Carib Holdings, LLC)

In our opinion, the accompanying consolidated balance sheets as of December 31, 2011 and 2010 and the related consolidated statements of income and comprehensive income (loss), of changes in stockholders’ equity and of cash flows for the year ended December 31, 2011 and for the period from June 25, 2010 to December 31, 2010, present fairly, in all material respects, the financial position of Carib Holdings, LLC and its subsidiaries (Successor) at December 31, 2011 and 2010, and the results of their operations and their cash flows for the year ended December 31, 2011 and for the period from June 25, 2010 to December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

San Juan, Puerto Rico

October 23, 2012

CERTIFIED PUBLIC ACCOUNTANTS PRIVATE

(OF PUERTO RICO)

License No. 216 Expires Dec. 1, 2013

Stamp E43320 of the P.R. Society of

Certified Public Accountants has been

affixed to the file copy of this report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of EVERTEC Group, LLC (formerly known as EVERTEC, Inc.)

In our opinion, the accompanying combined statements of income and comprehensive income (loss), of changes in stockholder’s equity and of cash flows for the nine months ended September 30, 2010, present fairly, in all material respects, the results of the operations of EVERTEC Business Group (Predecessor) for the nine months ended September 30, 2010 in conformity with accounting principles generally accepted in the United States of America. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted accounting standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Juan, Puerto Rico

April 6, 2011

CERTIFIED PUBLIC ACCOUNTANTS

(OF PUERTO RICO)

License No. 216 Expires Dec. 1, 2013

Stamp E43325 of the P.R. Society of

Certified Public Accountants has been

affixed to the file copy of this report

Carib Holdings, Inc. Consolidated (Successor) Balance Sheets

(Dollar amounts in thousands)

	December 31,
	2011	2010
Assets
Current assets:
Cash	$56,200	$55,199
Restricted cash	5,288	6,100
Accounts receivable, net	60,930	62,228
Deferred tax asset	8,294	—
Prepaid expenses and other assets	21,526	17,529

Total current assets	152,238	141,056
Investments in equity investees	12,267	—
Property and equipment, net	36,685	43,689
Goodwill	371,712	372,584
Other intangible assets, net	448,914	490,616
Long-term deferred tax asset	2,150	14,270
Other long-term assets	22,894	29,964

Total assets	$1,046,860	$1,092,179

Liabilities and stockholder’s equity
Current liabilities:
Accrued liabilities	$29,581	$40,951
Accounts payable	21,786	17,707
Unearned income	900	316
Income tax payable	3,383	2,439
Current portion of long-term debt	—	3,550
Deferred tax liability, net	9,321	13,867

Total current liabilities	64,971	78,830
Long-term debt	523,833	558,623
Long-term deferred tax liability, net	91,431	112,885
Other long-term liabilities	449	2,228

Total liabilities	680,684	752,566

Commitments and contingencies (Note 22)
Stockholder’s equity
Preferred stock, par value $0.01; 1,000,000 shares authorized; none issued	—	—
Common stock, par value $0.01; 103,000,000 shares authorized; 36,314,166 shares issued and outstanding at December 31, 2011 (December 31, 2010 - 36,033,124)	363	360
Additional paid-in capital	363,493	359,971
Accumulated earnings (losses)	3,638	(20,576)
Accumulated other comprehensive loss, net of tax	(1,318)	(142)

Total stockholder’s equity	366,176	339,613

Total liabilities and stockholder’s equity	$1,046,860	$1,092,179

The accompanying notes are an integral part of these audited financial statements.

Carib Holdings, Inc. Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Statements of Income (Loss) and Comprehensive Income (Loss)

(Dollar amounts in thousands, except per share data)

	Successor		Predecessor
	Year ended December 31, 2011	June 25, 2010 (Inception) to December, 31 2010	Nine months ended September 30, 2010
Revenues
Merchant acquiring, net	$61,997	$14,789	$39,761
Payment processing (from affiliates: $27,323, $6,561 and $17,364)	85,691	21,034	56,777
Business solutions (from affiliates: $122,347, $31,459 and $86,889)	173,434	46,586	118,482

Total revenues	321,122	82,409	215,020

Operating costs and expenses
Cost of revenues, exclusive of depreciation and amortization shown below	155,377	41,839	113,246
Selling, general and administrative expenses	33,339	8,392	27,000
Depreciation and amortization	69,891	17,722	19,425

Total operating costs and expenses	258,607	67,953	159,671

Income from operations	62,515	14,456	55,349

Non-operating (expenses) income
Interest income	797	118	360
Interest expense	(50,957)	(13,436)	(70)
Earnings of equity method investments	833	—	2,270

Other (expenses) income:
Voluntary Retirement Program (“VRP”) expense	(14,529)	—	—
Merger and advisory-related costs	—	(34,848)	—
Other (expenses) income	(3,672)	(1,316)	2,276

	(18,201)	(36,164)	2,276

Total non-operating (expenses) income	(67,528)	(49,482)	4,836

(Loss) income before income taxes	(5,013)	(35,026)	60,185
Income tax (benefit) expense	(29,227)	(14,450)	23,017

Net income (loss) from continuing operations	24,214	(20,576)	37,168
Net income from discontinued operations	—	—	117

Net income (loss)	24,214	(20,576)	37,285

Other comprehensive (loss) income, net of tax
Unrealized loss on securities	—	—	(5)
Foreign currency translation adjustments	(1,176)	(142)	1,288

Total comprehensive income (loss)	$23,038	$(20,718)	$38,568

Net income (loss) per common share from continuing operations- basic	$0.67	$(0.57)	$1.03

Net income (loss) per common share from continuing operations - diluted	$0.66	$(0.57)	$1.03

Pro forma net income per common share from continuing operations- basic (unaudited)	$—	$—	$—

Pro forma net income per common share from continuing operations- diluted (unaudited)	$—	$—	$—

The accompanying notes are an integral part of these audited financial statements.

Carib Holdings, Inc. Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Statements of Changes in Stockholder’s (or Owner’s) Equity

(Dollar amounts in thousands)

	Number of Shares of Common Stock	Common Stock	Additional Paid-in Capital	Owners’ Equity	Accumulated Earnings (Losses)	Accumulated Other Comprehensive Loss	Total Stockholder’s (or Owners’) Equity

Predecessor

Balance at December 31, 2009				$211,475			$211,475
Capital contribution from Popular, Inc.				5,565			5,565
Dividends declared				(55,700)			(55,700)
Distributions to an affiliate				(8,040)			(8,040)
Net income				37,285			37,285
Other comprehensive income				1,283			1,283

Balance at September 30, 2010				$191,868			$191,868

Successor
Issuance of common stock	36,033,124	$360	$359,971	$—	$—	$—	$360,331
Net loss					(20,576)		(20,576)
Other comprehensive loss						(142)	(142)

Balance at December 31, 2010	36,033,124	$360	$359,971	$—	$(20,576)	$(142)	$339,613

Issuance of common stock	281,042	3	2,638				2,641
Share-based compensation recognized			884				884
Net income					24,214		24,214
Other comprehensive loss, net of tax						(1,176)	(1,176)

Balance at December 31, 2011	36,314,166	$363	$363,493	$—	$3,638	$(1,318)	$366,176

The accompanying notes are an integral part of these audited financial statements.

Carib Holdings, Inc. Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Statements of Cash Flows

(Dollar amounts in thousands)

	Successor		Predecessor
	Year ended December 31, 2011	June 25, 2010 (Inception) to December 31, 2010	Nine months ended September 30, 2010
Cash flows from operating activities from continuing operations
Net income (loss)	$24,214	$(20,576)	$37,285
Net income from discontinued operations	—	—	117

Net income (loss) from continuing operations	24,214	(20,576)	37,168
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	69,891	17,722	19,425
Amortization of debt issue costs and accretion of discount	7,995	785	—
Provision (recovery) for doubtful accounts and sundry losses	1,005	89	(666)
Deferred tax (benefit) expense	(22,083)	(15,650)	2,806
Share-based compensation	884	—	—
Realized loss on derivative	1,399	—	—
Unrealized loss of indemnification assets	292	153	—
Amortization of a contract liability	(7,440)	(1,984)	—
Loss on disposition of property and equipment and other intangibles	122	—	—
Gain on sale of equity method investment	—	—	(2,276)
Equity in earnings of investment	(833)	—	(2,270)
Dividend received from equity investment	1,467	—	68
Prepayment penalty related to debt refinancing	(3,387)	—	—
(Increase) decrease in assets:
Accounts receivable, net	3,703	(11,200)	(8,776)
Prepaid expenses and other assets	(7,409)	1,193	(3,613)
Increase (decrease) in liabilities:
Accounts payable and accrued liabilities	(1,977)	13,957	21,000
Income tax payable	944	(998)	1,427
Unearned income	584	(243)	(111)
Other long-term liabilities	—	—	(481)

Total adjustments	45,157	3,824	26,533

Net cash provided by (used in) operating activities from continuing operations	69,371	(16,752)	63,701

Cash flows from investing activities from continuing operations
Net decrease (increase) in restricted cash	812	(3,005)	581
Net decrease in short-term investments	—	559	9,431
Intangible assets acquired	(14,466)	(11,891)	(11,780)
Property and equipment acquired	(8,963)	(4,106)	(13,181)
Proceeds from sales of property and equipment	114	—	—
Acquisition of an equity method investment	(9,244)	—	—
Proceeds from sale of equity method investment	—	—	7,509
Contingent consideration paid	—	—	(1,000)
Partial payment for acquisition of equity investee	—	(17,120)	—
Acquisition of predecessor	—	(461,035)	—
Net repayments on short-term loans due from affiliate	—	—	24,225
Cash delivered from sale of subsidiary	—	—	368

Net cash (used in) provided by investing activities from continuing operations	(31,747)	(496,598)	16,153

Cash flows from financing activities from continuing operations
Proceeds from issuance of long-term debt	—	557,350	—
Debt issuance costs	—	(16,472)	(643)
Repayment and repurchase of long-term debt and other liabilities	(39,264)	(888)	(1,413)
Net distributions to parent company	—	—	(8,040)
Dividends paid	—	—	(55,700)
Issuance of common stock	2,641	—	—

Net cash (used in) provided by financing activities from continuing operations	(36,623)	539,990	(65,796)

Cash flows from discontinued operations
Net cash provided from discontinued operating activities	—	—	2,930
Net cash used in investing activities from discontinued operations	—	—	(452)

Net cash provided by discontinued operations	—	—	2,478

Net increase in cash	1,001	26,640	16,536
Net increase in cash related to discontinued operations	—	—	132
Cash at beginning of the period from continuing operations	55,199	28,559	11,891

Cash at end of the period from continuing operations	$56,200	$55,199	$28,559

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$43,860	$4,263	$70
Income taxes	1,638	448	15,552

Supplemental disclosure of non-cash activities:
Net assets received from parent in the form of capital contribution	$—	$—	$5,565
Software packages acquired through a financing agreement	—	—	1,813
Foreign currency translation adjustments	1,176	142	1,288

The accompanying notes are an integral part of these audited financial statements.

Notes to Audited Consolidated (Successor) and Combined (Predecessor) Financial Statements

Note 1 – The Company and Summary of Significant Accounting Policies

Note 2 – Recent Accounting Pronouncements

Note 3 – Business Combination

Note 4 – Cash

Note 5 – Accounts Receivable, Net

Note 6 – Prepaid Expenses and Other Assets

Note 7 – Investment in Equity Investees

Note 8 – Property and Equipment, net

Note 9 – Goodwill

Note 10 – Other Intangible Assets

Note 11 – Debt

Note 12 – Financial Instruments and Fair Value Measurements

Note 13 – Other Long-Term Liabilities

Note 14 – Equity

Note 15 – Merchant Acquiring Revenues

Note 16 – Share-based Compensation

Note 17 – Employee Benefit Plan

Note 18 – Other (Expenses) Income

Note 19 – Income Tax

Note 20 – Discontinued Operations

Note 21 – Net Income (Loss) Per Common Share

Note 22 – Related Party Transactions

Note 23 – Commitments and Contingencies

Note 24 – Segment Information

Note 25 – Subsequent Events

Carib Holdings, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

Note 1—The Company and Summary of Significant Accounting Policies

The Company

Carib Holdings, Inc. (“Holdings”) and its wholly owned subsidiary, EVERTEC, LLC (formerly known as EVERTEC, Inc.) (“EVERTEC, LLC”) (collectively with their subsidiaries the “Company”, “we,” “our,” or “us), is the leading, full-service transaction processing business in Latin America and the Caribbean. We are based in Puerto Rico and provide broad range of merchant acquiring, payment processing and business process management services across 19 countries in the region. We are the largest merchant acquirer in the Caribbean and Central America and the sixth largest in Latin America. We own and operate the ATH network, one of the leading automated teller machine (“ATM”) and personal identification number (“PIN”) debit networks and financial services brands in Latin America. In addition, we provide a comprehensive suite of software and services for core bank processing, cash processing and technology outsourcing in the regions we serve. We serve a broad and diversified customer base of financial institutions, merchants and government agencies with mission critical technology solutions. EVERTEC LLC’s subsidiaries include Sense Software International Corp. (“Sense”), EVERTEC Dominicana SAS, EVERTEC Latinoamérica, S.A., ATH Costa Rica, S.A. (“ATH CR”) and T.I.I. Smart Solutions, Inc.

On June 30, 2010, Popular, Inc. (“Popular”), EVERTEC, LLC, and two newly formed subsidiaries of a fund managed by an affiliate of Apollo Global Management, LLC (“Apollo”), AP Carib Holdings, Ltd. (“AP Carib”) and Carib Acquisition, Inc. (“Merger Sub”), entered into an Agreement and Plan of Merger pursuant to which, on September 30, 2010, Merger Sub was merged with and into EVERTEC, LLC (the “Merger”). Immediately after the effective time of the Merger on September 30, 2010, AP Carib and Popular contributed their respective shares of EVERTEC, LLC capital stock to Holdings, in exchange for shares of Holdings voting capital stock. Following that contribution, EVERTEC, LLC became a 100% owned subsidiary of Holdings.

Popular and EVERTEC, LLC also entered into an Intellectual Property (“IP”) Purchase and Sale Agreement in which Popular agreed to, and caused certain of its subsidiaries to sell to EVERTEC, LLC certain intellectual property, including the trademarks relating to the ATH brand, in exchange for $45.0 million. Banco Popular de Puerto Rico (“Banco Popular”), a wholly owned subsidiary of Popular, also entered into an Independent Sales Organization and Sponsorship Agreement with EVERTEC, LLC in which Banco Popular agreed to sponsor EVERTEC, LLC as an independent sales organization with various credit card associations. The closing of these transactions was completed on September 30, 2010.

Basis of Presentation

The accompanying consolidated balance sheets as of December 31, 2011 and 2010 and statements of income (loss) and comprehensive income (loss), cash flows and changes in stockholder’s equity for the year ended December 31, 2011 and for the period from June 25, 2010 to December 31, 2010, were prepared reflecting the purchase price accounting and other transaction adjustments resulting from the Merger, and are labeled as “Successor.” The Successor period reflects the results of Holdings since its inception on June 25, 2010, which includes merger and advisory-related costs of approximately $34.8 million and the results of operations of EVERTEC, LLC after the Merger. The accompanying combined statements of income and comprehensive income, cash flows and changes in owner’s equity for the nine months ended September 30, 2010, do not include adjustments or transactions attributable to the Merger, and are labeled as “Predecessor.”

The combined financial statements of the Predecessor reflect the revenues and expenses directly attributable to the EVERTEC processing operation (“EVERTEC Business Group”), as well as certain allocated corporate services expenses from Popular and its subsidiaries. These corporate services expenses were for support functions such as accounting, finance, legal, public relations, information systems and human resources. The corporate services expenses were allocated based on a percentage of revenues (and not based on actual costs incurred). Management believes that such allocation methodology is reasonable. Payment processing services to commercial and retail merchants were previously provided by Banco Popular through its merchant acquiring business, until June 30, 2010 when the merchant acquiring business was transferred to EVERTEC, LLC. Also, the TicketPop business was conducted at Banco Popular until June 30, 2010 when it was transferred to EVERTEC, LLC. The financial results for the period ended September 30, 2010 were prepared on a “carved-out” basis from Popular’s consolidated financial statements to include the TicketPop business and Merchant Acquiring business as part of EVERTEC, LLC results.

In the opinion of management, the accompanying consolidated and combined financial statements, prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), contain all adjustments, all of which are normal and recurring in nature, necessary for a fair presentation.

Carib Holdings, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

A summary of the most significant accounting policies used in preparing the accompanying consolidated and combined financial statements is as follows:

Principles of Consolidation and Combination

The accompanying consolidated and combined financial statements include the accounts and operations of the Company and EVERTEC Business Group, respectively, and are presented in accordance with GAAP. The Company consolidates all entities that are controlled by ownership of a majority voting interest. All significant intercompany accounts and transactions are eliminated in the consolidated and combined financial statements.

Use of Estimates

The preparation of the accompanying consolidated and combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Revenue and Expense Recognition

Revenue from information processing and other services is recognized at the time services are rendered, while rental and maintenance service revenue is recognized ratably over the corresponding contractual periods. Software and hardware sales revenues and related costs are recognized at the time software and equipment is installed or delivered depending on contractual terms. Revenue from contracts to create data processing centers and the related cost is recognized as project phases are completed and accepted. Merchant business revenues, primarily comprised of fees charged to the merchants, are presented net of interchange and assessments charged by the credit and debit card associations and are recognized at the time of sale. Operating expenses are recognized as services and maintenances are incurred. Project expenses are deferred and recognized when the related income is earned.

Investment in Equity Investees

The Company accounts for investments using the equity method of accounting if the investment provides the Company the ability to exercise significant influence, but not control, over an investor. Significant influence is generally deemed to exist if the Company has an ownership interest in the voting stock of an investor of between 20 percent and 50 percent, although other factors are considered in determining whether the equity method of accounting is appropriate. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company’s share of net income or losses as they occur. The Company’s share of investee earnings or losses is recorded, net of taxes, within earnings in equity method investments caption in the consolidated and combined statements of income (loss). The Company’s consolidated revenues include fees for services provided to an investee accounted under the equity method. Additionally, the Company’s interest in the net assets of its equity method investees is reflected in the consolidated balance sheets. On the acquisition of the investment any difference between the cost of the investment and the amount of the underlying equity in net assets of an investee is required to be accounted as if the investee were a consolidated subsidiary. If the difference is assigned to depreciable or amortizable assets or liabilities, then the difference should be amortized or accreted in connection with the equity earnings based on the Company’s proportionate share of the investee’s net income or loss. If the investor is unable to relate the difference to specific accounts of the investee, the difference should be considered to be goodwill.

The Company considers whether the fair values of its equity method investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If the Company considered any such decline to be other than temporary (based on various factors, including historical financial results, product development activities and the overall health of the investee’s industry), then the Company would record a write-down to estimated fair value.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation of property and equipment is computed using the straight-line method and expensed over their estimated useful lives. Amortization of leasehold improvements is computed over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Costs of maintenance and repairs which do not improve or extend the life of the respective assets are expensed as incurred.

Impairment on Long-lived Asset

Long-lived assets to be held and used, and long-lived assets to be disposed of, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Carib Holdings, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

Capitalization of Software

EVERTEC, LLC develops software that is used in providing processing services to customers. Capitalized software includes purchased software and internally-developed software. Capitalization of internally developed software occurs only after the preliminary project stage is complete and management estimation that the likehood of successful development and implementation reaches a provable level. Tasks that are generally capitalized are as follows: (a) system design of a chosen path including software configuration and software interfaces; (b) employee costs directly associated with the internal-use computer software project; (c) software development (coding) and software and system testing and verification; (d) system installation; and (e) enhancements that add function and are considered permanent. These tasks are capitalized and amortized using the straight line method over its estimated useful life, which range from three to five years.

The Company capitalizes interest costs incurred in the development of software. The amount of interest capitalized is an allocation of the interest cost incurred during the period required to substantially complete the asset. The interest rate for capitalization purposes is to be based on a weighted average rate on the Company’s outstanding borrowing. For the year ended December 31, 2011, interest cost capitalized amounted to approximately $0.4 million. No interest cost was capitalized from June 25, 2010 to December 31, 2010 (Successor) and for the nine months ended September 30, 2010 (Predecessor).

Software and Maintenance Contracts

Software and maintenance contracts are recorded at cost. Amortization of software and maintenance contracts is computed using the straight-line method and expensed over their estimated useful lives which range from one to five years. Capitalized software includes purchased software and capitalized application of internally-developed software. Amortization of software packages is included in depreciation and amortization in the consolidated and combined statements of income (loss).

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price and related costs over the value assigned to net assets acquired. Goodwill is not amortized, but is tested for impairment at least annually using a two-step process at each reporting unit level. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired and the second step of the impairment test is unnecessary. If needed, the second step consists of comparing the implied fair value of the reporting unit with the carrying amount of that goodwill. In determining the fair value of a reporting unit, the Company generally uses a combination of methods, which include market price multiples of comparable companies and discounted cash flows analysis.

Trademarks which existed prior to the Merger were deemed to have an indefinite life and were not amortized but tested for impairment using a one-step process which compares the fair value with the carrying amount of the asset. In determining that trademarks have an indefinite life, certain variables were considered, including expected cash inflows and legal, regulatory, contractual, competitive, economic, and other factors, which could limit the intangible asset’s useful life.

For the years ended December 31, 2011 and 2010, no impairment losses associated with goodwill and other trademarks with an indefinite life were recognized.

Other identifiable intangible assets with a definitive useful life are amortized using the straight-line method. These intangibles are evaluated periodically for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. For the years ended December 31, 2011 and 2010, no impairment losses associated with other intangible assets subject to amortization were recognized.

Other identifiable intangible assets with a definitive useful life acquired in the Merger, include customer relationship, trademark, software packages and non-compete agreement. Customer relationships were valued using the excess earnings method under the income approach. Trademark was valued using the relief-from-royalty method under the income approach. Software packages, which include capitalized software development costs, were recorded at cost. Non-compete agreement was valued based on the estimated impact that theoretical competition would have on revenues and expenses.

Carib Holdings, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

Indemnification Assets

Indemnification assets represent the Company’s estimates of payments from Popular related to expected losses on services provided to certain common customers of the Company and Popular, and for certain incremental software and license costs expected to be incurred by the Company (see Note 22) during the five years following the Merger date. Indemnification assets are recorded at the fair value of the expected cash flows. The indemnification asset decreases by the payments received from Popular and is subsequently adjusted to reflect the asset at fair value. The fair value adjustment, if any, is included in current period earnings. As of December 31, 2011 and 2010, the Company’s indemnification assets related to the reimbursements for services provided to the common customers amounted to $7.1 million and $10.1 million, respectively, and related to the software amounted to $0.4 million and $4.8 million, respectively. For the year ended December 31, 2011 and for the period June 25, 2010 to December 31, 2010, the Company recorded a loss amounting to $0.8 million and a gain of $0.3 million, respectively, related to the reimbursements for services provided to the common customers and a gain of $0.5 million and a loss of $0.5 million, respectively, related to the software.

Derivatives

Derivatives are recognized on the balance sheet at fair value and are designated as either fair value hedge, cash flow hedge or as a free-standing derivative instrument. For a fair value hedge, changes in the fair value of the derivative instrument and changes in the fair value of the hedged asset or liability or of an unrecognized firm commitment attributable to the hedged risk are recorded in current period earnings. For a cash flow hedge, changes in the fair value of the derivative instrument, to the extent that it is effective, are recorded net of taxes in accumulated other comprehensive (loss) income and subsequently reclassified to net income in the same period(s) that the hedged transaction impacts earnings. The ineffective portions of cash flow hedges are immediately recognized in current earnings. For free-standing derivative instruments, changes in fair values are reported in current period earnings.

Income Tax

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of earnings in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. A deferred tax valuation allowance is established if it is considered more likely than not that all or a portion of the deferred tax asset will not be realized.

All companies within Holdings are legal entities which file separate income tax returns. Notwithstanding, a proportionate share of Banco Popular’s income tax expense based upon reportable taxable income using the statutory tax rates in Puerto Rico related to the merchant acquiring business and TicketPop business has been recorded in the EVERTEC Business Group’s combined financial statements that include the six months ended June 30, 2010 as required under the separate return method to allocate the intercorporate tax for a carve-out. That allocation is not included in EVERTEC, LLC’s income tax returns. No temporary differences that give rise to any deferred tax asset or liability resulted as part of this allocation.

Cash

Cash includes cash on hand and in banks with original maturities of three months or less.

Restricted Cash

Restricted cash represents cash received on deposits from participating institutions of the ATH network that has been segregated for the development of the ATH brand. Also, restricted cash includes certain cash collected from the TicketPop business and a reserve account for payment and transaction processing services to merchants. The restrictions of these accounts are based on contractual provisions entered into with third parties. This cash is maintained in separate accounts at a financial institution in Puerto Rico.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided for based on the estimated uncollectible amounts of the related receivables. The estimate is primarily based on a review of the current status of specific accounts receivable. Receivables are considered past due if full payment is not received by the contractual date. Past due accounts are generally written off against the allowance for doubtful accounts only after all collection attempts have been exhausted.

Carib Holdings, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated to U.S. dollars using prevailing rates of exchange at the end of the period. Revenues, expenses, gains and losses are translated using weighted average rates for the period. The resulting foreign currency translation adjustment from operations for which the functional currency is other than the U.S. dollar is reported in accumulated other comprehensive loss, except for highly inflationary environments for which the effects are included in the statement of income (loss). Gains and losses on transactions denominated in currencies other than the functional currencies are included in determining net income for the period in which exchange rates change.

Share-based Compensation

Certain employees of EVERTEC, LLC participated in the Popular, Inc. 2004 Omnibus Incentive Plan (the “Incentive Plan”) adopted by the shareholders of Popular in April 2004. Management used the fair value method of recording share-based compensation as required in current accounting guidance. During the nine month period ended September 30, 2010, all unvested equity awards granted to EVERTEC, LLC employees were accelerated and became fully vested.

After the Merger, the Carib Holdings, Inc. 2010 Equity Incentive Plan (the “Stock Incentive Plan”) was established to grant stock options, rights to purchase shares, restricted stock units and other stock-based rights to employees, directors, consultants and advisors of the Company. Holdings reserved 2,921,604 shares of its Class B non-voting common stock for issuance upon exercise and grants of stock options, restricted stocks and other equity awards under the Stock Incentive Plan.

JOBS Act

The Company qualifies as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), which was signed into law on April 5, 2012. As an “emerging growth company” under the JOBS Act, the Company is permitted to, and intends to, rely on exemptions from certain reporting and disclosure requirements. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards until those standards would otherwise apply to private companies. However, the Company has chosen to “opt out” of such extended transition period, and as a result, will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. The decision to opt out of the extended transition period is irrevocable.

Note 2—Recent Accounting Pronouncements

Accounting Standard Update (“ASU”) No. 2012-02- Intangibles-Goodwill and Other (Topic 350). In July 2012, the Financial Accounting Standard Board issued ASU No. 2012-02 to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. In accordance with the amendments in this Update, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with Subtopic 350-30.

An entity also has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period.

In conducting a qualitative assessment, an entity should consider the extent to which relevant events and circumstances, both individually and in the aggregate, could have affected the significant inputs used to determine the fair value of the indefinite-lived intangible asset since the last assessment. An entity also should consider whether there have been changes to the carrying amount of the indefinite-lived intangible asset when evaluating whether it is more likely than not that the indefinite-lived intangible asset is

Carib Holdings, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

impaired. An entity should consider positive and mitigating events and circumstances that could affect its determination of whether it is more likely than not that the indefinite-lived intangible asset is impaired. An entity should refer to the examples in ASU No. 2012-02 for guidance about the types of events and circumstances that it should consider in evaluating whether it is more likely than not that an indefinite-lived intangible asset is impaired. If an entity has made a recent fair value calculation that indicated a difference between the fair value and the then carrying amount of an indefinite-lived intangible asset, that difference also should be included as a factor in considering whether it is more likely than not that the indefinite-lived intangible asset is impaired.

The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. Management is evaluating the effect of this Update on our financial statements.

Accounting Standard Update (“ASU”) No. 2011-12 – Comprehensive Income (Topic 220). In December 2011, the Financial Accounting Standard Board (“FASB”) issued ASU No. 2011-12 in order to supersede changes to those paragraphs in Update 2011-05 that pertain to how, when, and where reclassification adjustments are presented.

The amendments are being made to allow the Board time to deliberate whether to present on the face of the financial statements the effect of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the Board is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before Update 2011-05.

All other requirements in Update 2011-05 are not affected by this Update, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. Public entities should apply these requirements for fiscal years, and interim periods within those years, beginning after December 15, 2011.

The amendments in this Update are effective at the same time as the amendments in Update 2011-05 so that entities will not be required to comply with the presentation requirements in Update 2011-05 that this Update is deferring. For this reason, the transition guidance in paragraph ASC 220-10-65-2 is consistent with that for Update 2011-05. This Update did not have a material effect on the financial statements.

ASU No. 2011-11 – Balance Sheet (Topic 210). In December 2011, the FASB issued ASU No. 2011-11 that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This Update affects all entities that have financial instruments and derivative instruments that are either (i) offset in accordance with either ASC 210-20-45 or ASC 815-10-45 or (ii) subject to enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either ASC 210-20-45 or ASC 815-10-45. The requirements amend the disclosure requirements on offsetting in ASC 210-20-50.

An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Management does not expect any effect on the financial statements as a result of the adoption of this Update.

ASU No. 2011-08 – Intangibles – Goodwill and Other (Topic 350). In September 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011-08 that provides an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any. Under the amendments in this Update, an entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period.

Carib Holdings, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

In reaching its conclusion about whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, an entity should consider the extent to which each of the adverse events or circumstances identified could affect the comparison of a reporting unit’s fair value with its carrying amount. An entity should place more weight on the events and circumstances that most affect a reporting unit’s fair value or the carrying amount of its net assets. Also, an entity should consider positive and mitigating events and circumstances that may affect its determination of whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity has a recent fair value calculation for a reporting unit, it also should include as a factor in its consideration the difference between the fair value and the carrying amount in deciding whether the first step of the impairment test is necessary.

Under the amendments, an entity no longer is permitted to carry forward its detailed calculation of a reporting unit’s fair value from a prior year. The amendments do not change the current guidance for testing other indefinite-lived intangible assets for impairment. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. Management does not expect the implementation of this standard to have a material effect on the financial statements.

ASU No. 2011-04 – Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS. In May 2011, the FASB issued ASU No. 2011-04 to achieve the objective of developing common fair value measurement and disclosure requirements in GAAP and International Financial Reporting Standards (“IFRSs”) and improve their understandability. The requirements do not extend the use of fair value accounting, but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS or GAAP.

The amendments in this Update result in common fair value measurement and disclosure requirements in GAAP and IFRSs. Consequently, the amendments change the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the Board does not intend for the amendments in this Update to result in a change in the application of the requirements in Topic 820.

The amendments in ASU 2011-04 change the wording used to describe the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments include the following:

•	Those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements; and

•	Those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements.

In addition, to improve consistency in application across jurisdictions, some changes in wording were necessary to ensure that GAAP and IFRS fair value measurement and disclosure requirements are described in the same way (for example, using the word shall rather than should to describe the requirements in GAAP).

The amendments in this Update must be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. For nonpublic entities, the amendments are also effective for annual periods beginning after December 15, 2011. Early application by public entities is not permitted. Management does not expect the implementation of this standard to have a material effect on the financial statements.

Note 3—Business Combination

The Merger

The acquisition of EVERTEC, LLC by Holdings was accounted for as a business combination using the purchase method of accounting, whereby the purchase price was allocated to tangible and intangible assets acquired and liabilities assumed, based on their estimated fair market values. Fair-value measurements have been applied based on assumptions that market participants would use in the pricing of the assets or liabilities. The fair values assigned to the assets acquired and liabilities assumed were subject to refinements up to one year after the closing date of the acquisition as a result of new information relative to closing date fair value became available, thus causing the decrease or increase of the goodwill recognized at the closing date.

Carib Holdings, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

As a result of the Merger consummated on September 30, 2010, goodwill of $372.6 million was recorded on the balance sheet. The total amount of goodwill acquired was not deductible for income tax purposes. As of December 31, 2011, goodwill decreased to $371.7 million, mainly due to foreign currency translation adjustments. During the fourth quarter of 2010 and the third quarter of 2011, retrospective adjustments were made to the estimated fair values of assets acquired and liabilities assumed associated with the Merger to reflect new information obtained during the measurement period, about facts and circumstances that existed as of the acquisition date that, if known, would have affected the acquisition date fair value measurements. The retrospective adjustments were mostly driven by refinements in the tax treatment of the indemnification assets, the derivative resulting from the CONTADO and Serfinsa forward purchase agreement and the unfavorable contract liability related to a contract with one of Popular’s clients, among others.

The following table presents the changes in fair value during the fourth quarter of 2010 and the third quarter of 2011 of assets acquired and liabilities assumed as of the Merger date:

(Dollar amounts in thousands)	Fair Values Including Retrospective Adjustments (a)	Original Fair Values (b)

Fair value of EVERTEC:
Purchase of EVERTEC equity and related intangible assets	$665,576	$665,576
Fair value of Popular rolled equity	176,562	176,562

Total fair value of EVERTEC	842,138	842,138

Fair value of assets acquired and liabilities assumed:
Cash	28,560	28,560
Restricted cash	3,095	3,095
Short-term investments	559	559
Account receivable, net	60,306	43,866
Prepaid expenses and other assets	19,881	29,191
Other assets	642	642
Deferred project costs	2,966	2,966
Property and equipment	43,718	43,718
Customer relationships	313,768	304,750
Trademark	39,950	39,950
Non-compete agreement	56,539	56,539
Software packages	86,416	81,516
Accrued liabilities	(37,395)	(28,104)
Accounts payable	(17,167)	(17,167)
Income tax payable	(2,437)	(2,437)
Deferred tax liability, net	(128,034)	(133,220)
Other long-term liabilities	(1,813)	(1,813)

Net assets acquired	469,554	452,611

Excess purchase price attributed to goodwill acquired	$372,584	$389,527

(a)	Amounts reported include retrospective adjustments recorded during the fourth quarter of 2010 and the third quarter of 2011.
(b)	Fair value amounts as originally assigned.

The changes in the consolidated statement of income (loss) as a result of the retrospective adjustments driven by refinements in the tax treatment assumptions of the indemnification assets and the unfavorable contract liability related to a contract with one of Popular’s clients resulted in an income tax benefit of $1.2 million for the period June 25, 2010 to December 31, 2010.

On December 31, 2011, we entered into a settlement agreement (“Settlement Agreement”) with Popular in order to settle any claims among the parties related to the Closing Statement or the Working Capital True-Up Amount. In accordance with the Settlement Agreement, we made a payment of $1.7 million to Popular which is included within the other (expenses) income caption in the accompanying consolidated statements of income (loss).

Carib Holdings, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

Pro Forma Financial Information (Unaudited)

The following unaudited pro forma results of operations assume that the Merger occurred on January 1, 2010, after giving effect to purchase method of accounting adjustments relating to depreciation and amortization of revalued assets, interest expense associated with the senior secured credit facilities and the senior notes, and other acquisition-related adjustments in connection with the Merger. These unaudited pro forma results exclude transaction costs incurred in connection with the Merger. This unaudited pro forma information should not be relied upon as necessarily being indicative of the historical results that would have been obtained if the Merger had actually occurred on that date, nor of the results that may be obtained in the future.

(Dollar amounts in thousands)	Year ended December 31, 2010

Revenues	$299,374
Net loss	$(22,770)

The Acquisition of an Equity Interest in Consorcio de Tarjetas Dominicanas, S.A. (“CONTADO”)

The Predecessor financial statements reflect 53.97% and 31.11% equity interests in CONTADO and Servicios Financieros, S.A. de C.V. (“Serfinsa”), respectively, through September 30, 2010. Such equity interests were owned by a subsidiary of Popular, but were reflected in the Company’s combined Predecessor financial statements because the financial statements were prepared on a carve-out basis.

The parties to the Merger Agreement agreed that the Company would acquire on the Merger closing date up to 53.97% and 31.11% of the equity interests in CONTADO and Serfinsa for cash in the amount of $37.0 million and $0.4 million, respectively, if certain conditions were met. One of the conditions was that the other shareholders of CONTADO and Serfinsa could exercise their right of first refusal (“ROFR”) to purchase all or part of the 53.97% and 31.11% equity interests. The Company did not acquire any equity interest in CONTADO nor Serfinsa on the Merger closing date because the conditions set forth in the Merger Agreement and related agreements had not been satisfied at such date. The Company made a partial payment in the amount of $17.0 million and held back $20.0 million for CONTADO and made a partial payment in the amount of $0.1 million and held back $0.3 million for Serfinsa at the Merger closing date.

On March 31, 2011, after all the other shareholders of CONTADO exercised their ROFR and all conditions required for the CONTADO acquisition in the Merger Agreement and related agreements were satisfied, the Company was able to acquire a 19.99% interest in CONTADO from a subsidiary of Popular. Popular paid to the Company $10.8 million, which represented 50% of the after tax proceeds received by Popular from the sale of the 33.98% equity interest in CONTADO not transferred to the Company, and the Company paid to Popular the $20.0 million held back at the Merger closing date. The Company recorded the 19.99% equity interest in CONTADO at approximately $13.0 million, which was the fair value as of March 31, 2011 and accounted for the investment under the equity method of accounting. The purchase price was preliminarily allocated to assets and liabilities based on their estimated fair values. This purchase price could change in subsequent periods, up to one year from the acquisition of CONTADO to reflect new information, if any, obtained during the measurement period about facts and circumstances that existed as of the acquisition date that, if known, would have affected the acquisition date fair value measurements. Any subsequent changes to the purchase price allocation that result in material changes to the Company’s consolidated financial statements should be adjusted retroactively.

On June 29, 2011, all of the Serfinsa shares were sold to the shareholders of Serfinsa in connection with the ROFR. As a result of this transaction, Popular transferred to EVERTEC, LLC $0.2 million and EVERTEC, LLC transferred to Popular $0.3 million. For the year ended December 31, 2011, the Company recognized a loss of $0.2 million as a result of this transaction.

See Note 7 for additional information regarding CONTADO and Serfinsa.

Carib Holdings, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

Note 4—Cash

At December 31, 2011 and 2010, the Company’s cash amounted to $56.2 million and $55.2 million, respectively, which is deposited in interest bearing deposit accounts within financial institutions. Cash deposited in an affiliated financial institution amounted to $50.5 million and $46.7 million as of December 31, 2011 and 2010, respectively.

Note 5—Accounts Receivable, Net

Accounts receivable, net at December 31, 2011 and 2010 consisted of the following:

	December 31,
(Dollar amounts in thousands)	2011	2010

Trade	$46,671	$42,639
Due from affiliates, net	14,788	20,586
Other	346	3
Less: allowance for doubtful accounts	(875)	(1,000)

Accounts receivable, net	$60,930	$62,228

Note 6—Prepaid Expenses and Other Assets

Prepaid expenses and other assets at December 31, 2011 and 2010 consisted of the following:

	December 31,
(Dollar amounts in thousands)	2011	2010

Taxes other than income	$2,543	$1,930
Software licenses and maintenance contracts	5,967	5,864
Prepaid income taxes	9,732	102
Postage	709	922
Insurance	1,104	1,429
Deferred project costs	647	918
Derivative assets	—	4,960
Other	824	1,404

Prepaid expenses and other assets	$21,526	$17,529

Derivative Asset

The agreement to purchase CONTADO and Serfinsa qualified as a freestanding derivative and, as such, the Company recorded the option at its fair value of $6.7 million as of the Merger date. At December 31, 2010, the fair value of the derivative amounted to $4.0 million. The impact of the change in the fair value of this derivative was included within the other (expenses) income caption in the accompanying consolidated statement of income (loss).

The Merger Agreement required Popular to pay to the Company an amount equal to the after tax proceeds of any dividends received by Popular or any of its affiliates with respect to any equity interest in CONTADO or Serfinsa during the right of first refusal period (the “Dividend Agreement”). The Dividend Agreement qualified as a freestanding derivative. The derivative’s fair value at the Merger date was zero. During December 2010, the Company received approximately $1.5 million from Popular related to the Dividend Agreement. The amount received was recorded as a reduction to the derivative asset at that time. At December 31, 2010, the fair value of the derivative amounted to $0.9 million, the fair value adjustment to the derivative asset amounted to $2.5 million and was included within the other (expenses) income caption in the accompanying consolidated statement of income (loss).

The derivatives were settled on March 31, 2011. For the year ended December 31, 2011, the resulting loss of $1.2 million from settlement of the derivatives was recorded on the other (expenses) income caption in the accompanying consolidated statement of income (loss).

See Note 3 for additional information regarding CONTADO and Serfinsa.

Carib Holdings, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

Note 7—Investments in Equity Investees

The Predecessor financial statements include an equity ownership in CONTADO and in Serfinsa. However, the Company did not acquire these interests at closing of the Merger, which were retained by a subsidiary of Popular and therefore not reflected in the balance sheet as of December 31, 2010.

CONTADO is the largest merchant acquirer and ATM network in the Dominican Republic. In the predecessor period, the investment in CONTADO was carried under the equity method of accounting. The equity in CONTADO’s net income recognized in the combined statements of income for the nine months ended September 30, 2010 was approximately $1.9 million. No dividends were received from CONTADO during the nine months ended September 30, 2010.

On March 31, 2011, the Company acquired 19.99% equity interest in CONTADO and used the equity method of accounting to account for its investment. As a result of 2011 CONTADO’s acquisition, the Company preliminarily calculated an excess cost of the investment in CONTADO over the amount of underlying equity in net assets of approximately $9.0 million, which was mainly attributed to customer relationships, trademark and goodwill intangibles. The Company’s excess basis allocated to amortizable assets is recognized on a straight-line basis over the lives of the appropriate intangibles. Amortization expense of $0.3 million for the year ended December 31, 2011 was recorded against earnings of equity method investments in the consolidated statement of income (loss). The Company recognized $0.8 million as equity in CONTADO’s net income, net of amortization, in the consolidated statement of income (loss) for the year ended December 31, 2011.

CONTADO fiscal year ends December 31 and is reported in the consolidated statement of income (loss) for the period subsequent to the acquisition date on a one month lag. No significant event occurred in these operations subsequent to November 30, 2011 that would have materially affected our reported results. As of December 31, 2011, CONTADO’s current assets, noncurrent assets, current liabilities and noncurrent liabilities amounted approximately to $33.2 million, $26.9 million, $41.5 million and $20,000, respectively. For the year ended December 31, 2011, CONTADO’s total revenues, income from operations and net income amounted to approximately $36.6 million, $7.2 million and $8.3 million, respectively.

In the predecessor period, the investment in the equity interest of Serfinsa was carried under the equity method of accounting. On June 29, 2011, all of the Serfinsa shares were sold to the shareholders of Serfinsa. See Note 3 for additional information regarding CONTADO and Serfinsa.

The Company held an equity participation of 19.99% in Inmediata Health Group, Corp. (“IHGC”) after selling certain assets and liabilities of its health division on April 1, 2008 to this entity in exchange for the 19.99% ownership. In April 2010, the 19.99% ownership in IHGC was sold resulting in a pre-tax gain of approximately $2.3 million.

Carib Holdings, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

Note 8—Property and Equipment, Net

Property and equipment, net at December 31, 2011 and 2010 consisted of the following:

	Useful life in years	December 31,
(Dollar amounts in thousands)		2011	2010

Buildings	30	$2,091	$2,093
Data processing equipment	3 - 5	45,883	37,942
Furniture and equipment	3 - 10	5,912	5,759
Leasehold improvements	5 - 10	610	531

		54,496	46,325
Less - accumulated depreciation and amortization		(19,316)	(4,139)

Depreciable assets, net		35,180	42,186
Land		1,505	1,503

Property and equipment, net		$36,685	$43,689

Depreciation and amortization expense related to property and equipment was $15.3 million for the year ended December 31, 2011, $4.1 million for the period June 25, 2010 to December 31, 2010 and $10.3 million for the nine months ended September 30, 2010.

Note 9—Goodwill

The changes in the carrying amount of goodwill, allocated by reportable segments, were as follows (See Note 24):

(Dollar amounts in thousands)	Merchant acquiring, net	Payment processing	Business solutions	Total

Balance at December 31, 2010	$166,959	$200,569	$5,056	$372,584
Currency translation adjustments	—	(824)	(48)	(872)

Balance at December 31, 2011	$166,959	$199,745	$5,008	$371,712

For the predecessor period and for the period from June 25, 2010 to December 31, 2010 there were no changes in goodwill besides changes resulting from the business combination.

During the third quarter of 2011, the Company completed the impairment evaluation, as described in Note 1, and determined that there were no impairment losses to be recognized during the period. The present value of future cash flows was used to determine the fair value of each reporting unit. There were no triggering events or changes in circumstances that subsequent to the impairment test would have required an additional impairment evaluation.

Carib Holdings, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

Note 10—Other Intangible Assets

The carrying amount of other intangibles for the years ended December 31, 2011 and 2010 consisted of the following:

(Dollar amounts in thousands)		December 31, 2011
		Gross	Accumulated	Net carrying
	Useful life in years	amount	amortization	amount
Customer Relationships	14	$313,543	$(28,372)	$285,171
Trademark	10-14	39,950	(4,330)	35,620
Software packages	3-5	106,865	(30,569)	76,296
Non-Compete Agreement	15	56,539	(4,712)	51,827

Total other intangible assets		$516,897	$(67,983)	$448,914

(Dollar amounts in thousands)		December 31, 2010
		Gross	Accumulated	Net carrying
	Useful life in years	amount	amortization	amount
Customer Relationships	14	$313,768	$(5,740)	$308,028
Trademark	10-14	39,950	(866)	39,084
Software packages	3-5	93,905	(5,998)	87,907
Non-Compete Agreement	15	56,539	(942)	55,597

Total other intangible assets		$504,162	$(13,546)	$490,616

The estimated amortization expenses of balances outstanding at December 31, 2011 for the next five years are as follows:

(Dollar amounts in thousands)
Year end December 31,
2012	$54,153
2013	48,624
2014	43,336
2015	39,512
2016	32,198

Amortization expense related to intangibles was $54.6 million for the year ended December 31, 2011, $13.6 million for the period June 25, 2010 to December 31, 2010 and $9.1 million for the nine months ended September 30, 2010. Amortization expense related to software costs was $24.7 million for the year ended December 31, 2011, $6.0 million for the period June 25, 2010 to December 31, 2010 and $8.5 million for the nine months ended September 30, 2010. See Note 3 for additional information related to intangible assets recorded in connection with the Merger.

Carib Holdings, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

Note 11—Debt

At December 31, 2011 and December 31, 2010, debt consists of the following:

	December 31,
(Dollar amounts in thousands)	2011	2010

Senior Secured Credit Facility due in September 2016 paying interest at a variable interest rate (London InterBank Offered Rate (“LIBOR”) plus margin(1))	$313,333	$342,173
Senior Notes due on October 1, 2018, paying interest semi-annually at a rate of 11% per annum	210,500	220,000

Total net debt	$523,833	$562,173

(1)	Subject to a minimum rate (“LIBOR floor”) of 1.50% at December 31, 2011 and 1.75% at December 31, 2010.

Senior Secured Credit Facilities:

In connection with the Merger, on September 30, 2010, EVERTEC, LLC entered into senior secured credit facilities consisting of a $355.0 million six-year term loan facility and a $50.0 million five-year revolving credit facility (“Credit Agreement”). For the year ended December 31, 2011, the revolving facility was undrawn.

EVERTEC, LLC’s term loan facility provides for quarterly amortization payments totaling 1% per annum of the original principal amount of the term loan facility, with the balance payable on the final maturity date. Mandatory prepayment obligations also include, subject to expectations:

•	100% of the net cash proceeds of asset sales, dispositions and casualty or insurance proceeds, subject to certain exceptions and customary reinvestment provisions;

•

50% of the EVERTEC, LLC’s excess cash flows, which is defined in the Credit Agreement, with such percentage subject to reduction to 25% or 0% based on achievement of specified first lien secured leverage ratios; and

•	100% of the net cash proceeds received from issuances of certain debt incurred after the closing of the Merger.

The terms of EVERTEC, LLC’s senior secured credit facilities allow EVERTEC, LLC to prepay loans and permanently reduce the loan commitments under the senior secured credit facilities at any time, subject to the payment of customary LIBOR breakage costs, if any, provided that, in connection with certain refinancing on or prior to the first anniversary of the closing date of the senior secured credit facilities, certain premium is paid.

On March 3, 2011, EVERTEC, LLC entered into a credit agreement amendment concerning its existing senior secured credit facilities. The amendment did not modify the term or the size of the facilities. Under the amended senior secured credit facilities:

(i)	The interest rate margins have been reduced from 5.25% to 4.00% per annum on term loans bearing interest at LIBOR, from 4.25% to 3.00% per annum on term loans bearing interest at an alternate base rate (“ABR”), from 5.25% to 3.75% per annum on revolving loans bearing interest at LIBOR, and from 4.25% to 2.75% per annum on revolving loans bearing interest at an ABR;

(ii)	The LIBOR floor has been decreased from 1.75% to 1.50% per annum and the ABR floor has been reduced from 2.75% to 2.50% per annum; and

(iii)	The incremental facility under the existing credit agreement has been increased from $115.0 million to the greater of $125.0 million and the maximum principal amount of debt that would not cause EVERTEC, LLC’s senior secured leverage ratio to exceed 3.25 to 1.00.

The amendment also modified certain restrictive covenants in the existing senior credit agreement to provide the Company generally with additional flexibility. Among other things, the amendment modified certain financial performance covenants. In connection with the amendment, the Company was required to pay a call premium of $3.5 million.

Carib Holdings, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

The Company evaluated this amendment of the senior secured credit facilities under ASC 470-50, Debtor’s Accounting for a Modification or Exchange of Debt Instruments, and determined that most of these syndicated borrowings were modified. Accordingly, $3.4 million of prepayment penalties for the modified debts was capitalized and accounted for as an adjustment to interest expense over the remaining term of the debt using the interest method, and $0.2 million of prepayment penalties for the extinguished debts was recorded in the other (expenses) income caption in the consolidated statement of income (loss). In addition, the Company wrote off $0.6 million of debt issuance costs and $0.5 million of a debt discount for the extinguished debts. The Company also expensed $2.1 million of third party fees incurred in connection with the amendment, which was recorded in the other (expenses) income caption in the consolidated statement of income (loss).

On April 7, 2011, EVERTEC, LLC repaid $1.7 million of its senior secured term loan using the cash received from Popular in connection with the acquisition of CONTADO (see Note 3) as required under the terms of its senior secured credit facilities. In addition, on May 4, 2011, EVERTEC, LLC made a voluntary prepayment of $24.7 million on its senior secured term loan, with no prepayment penalty. As a result of this voluntary prepayment, EVERTEC, LLC has no scheduled quarterly amortization payment obligation until the final lump-sum payment at the maturity date. However, from time to time EVERTEC, LLC may make voluntary payments at its discretion.

On August 27, 2011, EVERTEC, LLC achieved a Senior Secured Leverage Ratio below 2.25 to 1.00 and as a result the applicable margins on the senior secured credit facilities debt were reduced from 4.00% to 3.75% under the LIBOR option and from 3.00% to 2.75% under the ABR option.

On November 14, 2011, EVERTEC, LLC achieved a Senior Secured Leverage Ratio below 2.00 to 1.00 and as a result the applicable commitment fee for the revolving facility was reduced from 0.50% to 0.37% as well as the applicable margins from 3.25% to 3.00% under the LIBOR option and from 2.25% to 2.00% under the ABR option.

As of December 31, 2011, the applicable interest rate for the senior secured term loan under the LIBOR option is 5.25%. This is composed of the applicable LIBOR margin of 3.75% plus the LIBOR floor of 1.50%.

At December 31, 2011, the aggregate principal amount of the senior secured facility amounted to $325.0 million. Holdings is the guarantor of the senior secured credit facilities. Also, all of the equity of EVERTEC, LLC and its subsidiaries has been pledged as security for the senior secured credit facilities, subject to certain exceptions.

Senior Notes:

In connection with the Merger, on September 30, 2010, EVERTEC, LLC issued $220.0 million in principal amount of the senior notes in a private placement, which are guaranteed by the Company’s 100% owned subsidiaries. The guarantor subsidiaries are 100% owned by EVERTEC, LLC (“Parent”) and all guarantees are full and unconditional and joint and several. Debt issuance costs to the senior notes are amortized to interest expense over the term of the notes using the interest method.

In connection with the initial issuance of senior notes, EVERTEC, LLC entered into a registration rights agreement with the initial purchasers which provided that an exchange offer of such notes for new registered notes be consummated no later than 366 calendar days after the original issue date of the original notes. The exchange offer registration statement was declared effective on August 2, 2011 and the exchange offer was consummated on September 14, 2011. The terms of the new registered notes are identical in all material respects to the terms of the original notes, except for the elimination of the transfer restrictions and related rights. All outstanding original senior notes were validly tendered and exchanged for substantially similar notes which have been registered under the Securities Act of 1933.

As part of the Company liquidity management plan, on November 18, 2011 EVERTEC, LLC purchased in the open market $9.5 million aggregate principal amount of its senior notes. The premium paid of $0.2 million and the deferred financing costs of $0.3 million were accounted as interest expense. On the settlement date, such senior notes were cancelled. As a result of this purchase, the senior notes outstanding balance as of December 31, 2011 amounted to $210.5 million. For information regarding the carrying value and the fair value of the senior secured term loan and senior notes as of December 31, 2011 and 2010, refer to Note 12.

EVERTEC, LLC may redeem some or all of the senior notes, in whole or in part, at any time on or after October 1, 2014 on the following redemption dates and at the following redemption prices: 2014 at 105.50%; 2015 at 102.75%; 2016 and thereafter at 100.00%. Also, EVERTEC, LLC may redeem some or all of the senior notes prior to October 1, 2014 at 100% of their principal amount, together with any accrued and unpaid interest, if any, to the redemption date, plus a “make whole” premium. EVERTEC, LLC may redeem up to 35% of the senior notes before October 1, 2013 with the net cash proceeds from certain equity offerings. In addition, EVERTEC, LLC may be required to make an offer to purchase the senior notes upon the sale of certain assets and upon a change of control.

Carib Holdings, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

The senior secured credit facilities and the indenture governing the senior notes contain various restrictive covenants. The senior secured credit facilities require EVERTEC LLC to maintain on a quarterly basis a specified maximum senior secured leverage ratio. The senior secured leverage ratio of EVERTEC, LLC as defined in the senior secured credit facilities (total first lien senior secured debt minus available cash, up to a maximum of $50.0 million, as defined, to adjusted EBITDA) must be less than 3.60 to 1.0 at December 31, 2011. The applicable ratio will be adjusted as required by the credit agreement in subsequent periods. In addition, the senior secured credit facilities, among other things, restrict EVERTEC, LLC’s ability to incur indebtedness or liens, make investments, declare or pay any dividends to its parent and from prepaying indebtedness that is junior to such debt. The indenture governing the senior notes, among other things: (a) limits EVERTEC’s ability and the ability of its subsidiaries to incur additional indebtedness, issue certain preferred shares, incur liens, pay dividends or make certain other restricted payments and enter into certain transactions with affiliates; (b) limits EVERTEC’s ability to enter into agreements that would restrict the ability of its subsidiaries to pay dividends or make certain payments to us; and (c) places restrictions on EVERTEC, LLC’s ability and the ability of its subsidiaries to merge or consolidate with any other person or sell, assign, transfer, convey or otherwise dispose of all or substantially all of its assets. As of December 31, 2011, EVERTEC, LLC was in compliance with the applicable restrictive covenants under its debt agreements.

Note 12—Financial Instruments and Fair Value Measurements

Recurring Fair Value Measurements

Fair value measurement provisions establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This guidance describes three levels of input that may be used to measure fair value:

Level 1: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.

Level 2: Inputs, other than quoted prices included in Level 1, which are observable for the asset or liability through corroboration with market data at the measurement date.

Level 3: Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The Company uses observable inputs when available. Fair value is based upon quoted market prices when available. If market prices are not available, the Company may employ internally-developed models that primarily use market-based inputs including yield curves, interest rates, volatilities, and credit curves, among others. The Company limits valuation adjustments to those deemed necessary to ensure that the financial instrument’s fair value adequately represents the price that would be received or paid in the marketplace. Valuation adjustments may include consideration of counterparty credit quality and liquidity as well as other criteria. The estimated fair value amounts are subjective in nature and may involve uncertainties and matters of significant judgment for certain financial instruments. Changes in the underlying assumptions used in estimating fair value could affect the results. The fair value measurement levels are not indicative of risk of investment.

The following table summarizes fair value measurements by level at December 31, 2011 and 2010, for assets measured at fair value on a recurring basis:

	December 31, 2011				December 31, 2010
(Dollar amounts in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets:
Indemnification assets:
Software cost reimbursement	$—	$—	$7,113	$7,113	$—	$—	$10,069	$10,069
Expected reimbursement	—	—	351	351	—	—	4,767	4,767

Derivative instruments:
Forward purchase agreement	$—	$—	$—	$—	$—	$—	$3,970	$3,970
Dividend agreement	—	—	—	—	—	—	990	990

The fair value of financial instruments is the amount at which an asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. Fair value estimates are made at a specific point in time based on the type of financial instrument and relevant market information. Many of these estimates involve various assumptions and may vary significantly from amounts that could be realized in actual transactions.

Carib Holdings, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

For those financial instruments with no quoted market prices available, fair values have been estimated using present value calculations or other valuation techniques, as well as management’s best judgment with respect to current economic conditions, including discount rates and estimates of future cash flows.

Indemnification assets include the present value of the expected future cash flows of certain expense reimbursement agreements with Popular. These contracts were entered into in connection with the Merger, and have termination dates ranging from February 2012 until September 2015. Management prepared estimates of the expected reimbursements to be received from Popular until the termination of the contracts, discounted the estimated future cash flows and recorded the indemnification assets as of the Merger closing date. Payments received during the periods reduced the indemnification asset balance. The remaining balance was adjusted to reflect its fair value as of December 31, 2011 and 2010, therefore resulting in a net unrealized gain of approximately $0.3 million and a net unrealized loss of $0.2 million, respectively, which is reflected within the other (expenses) income caption in the consolidated statement of income (loss). The current portion of the indemnification assets is included within accounts receivable, net and the other long-term portion is included within other long-term assets in the accompanying consolidated balance sheet. See Note 22 for additional information regarding the expense reimbursement agreements.

Derivative instruments include a forward purchase agreement related to the acquisition of CONTADO and Serfinsa and certain dividend agreement related to the CONTADO and Serfinsa acquisition (see Note 6) entered into with Popular as a result of the Merger. The fair value of the forward purchase agreement and the dividend agreement is included within the prepaid and other assets caption in the December 31, 2010 consolidated balance sheet. As of December 31, 2010, a loss of $3.7 million and a gain of $2.5 million arising from change in the fair value of the forward purchase agreement and the dividend agreement, respectively, is included within the other (expenses) income caption of the consolidated statement of income (loss).

The following table presents the carrying value, as applicable, and estimated fair values for financial instruments at December 31, 2011 and 2010.

	December 31, 2011		December 31, 2010
	Carrying	Fair	Carrying	Fair
(Dollar amounts in thousands)	Amount	Value	Amount	Value

Financial assets:
Indemnification assets
Software cost reimbursement	$7,113	$7,113	$10,069	$10,069
Expected reimbursements	351	351	4,767	4,767

Financial liabilities:
Senior secured term loan	$313,333	$317,979	$342,173	$355,292
Senior notes	210,500	213,921	220,000	221,100

Derivative instruments:
Forward purchase agreement	$—	$—	$3,970	$3,970
Dividend agreement	—	—	990	990

The fair value of derivatives was estimated utilizing a Monte Carlo Simulation Analysis using relevant benchmark inputs. The senior secured term loan and the senior notes prices were obtained using third parties service providers as of December 31, 2011 and 2010. Their pricing is based on various inputs such as: market quotes, recent trading activity in a non-active market or imputed prices.

Carib Holdings, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

The following table provides a summary of the changes of Level 3 assets measured at fair value:

	Indemnification	Derivative
(Dollar amounts in thousands)	Assets	Assets

Predecessor
Balance - January 1, 2010	$—	$—

Successor
Initial recognition	16,790	7,690
Payments received	(1,801)	(1,514)
Unrealized loss recognized in other (expenses) income	(153)	(1,216)

Balance - December 31, 2010	$14,836	$4,960

Payments received	(7,080)	—
Unrealized loss recognized in other (expenses) income	(292)	—
Net settlement of derivative	—	(3,561)
Realized loss on derivative	—	(1,399)

Balance - December 31, 2011	$7,464	$—

There were no transfers in or out of Level 3 during the year ended December 31, 2011 and 2010.

Note 13—Other Long-Term Liabilities

As part of the terms and conditions of an existing agreement for software licenses acquired, the Company entered into a commitment with a third party to pay license and professional service fees beginning on December 31, 2009 and ending on July 30, 2015. The outstanding balance for this liability as of December 31, 2011 and 2010 was $0.4 million and $1.1 million, respectively. The agreement also includes a contingent fee up to $1.0 million based on certain acceptance conditions.

At December 31, 2010, other long-term liabilities include $1.1 million of a liability recorded by the Company related to the fair value of a contract to provide services to a Popular customer. The liability is being amortized to revenues until the termination of the contract. See Note 22.

Note 14—Equity

The Company is authorized to issue up to 103,000,000 shares of $0.01 par value, including 100,000,000 common stock Class A and 3,000,000 common stock Class B non-voting. At December 31, 2011 and 2010, the Company had 36,314,166 and 36,033,124 shares outstanding of Class A and Class B non-voting, respectively. The Company is also authorized to issue 1,000,000 shares of $0.01 par value preferred stock. As of December 31, 2011, no shares of preferred stock have been issued.

As previously discussed in Note 1, the Company received net assets of the merchant acquiring business and TicketPop business from Banco Popular on June 30, 2010. Expenses allocated to the merchant acquiring business and TicketPop business were recorded as capital contributions from an affiliate, since there were no stated repayments scheduled for such expenses. Since June 30, 2010, cash from operating activities related to these businesses is included in the net cash provided by operating activities from continuing operations in the accompanying consolidated and combined statements of cash flows.

The senior secured credit facilities and the indenture governing the senior notes contain various covenants that limit EVERTEC, LLC’s ability to pay dividends or make distributions. See Note 11.

Note 15—Merchant Acquiring Revenues

Merchant acquiring revenues are presented net of interchange fees and assessments charged by credit and debit card associations. Said interchange fees and assessments charged by credit and debit card associations to the Company amounted to $95.5 million for the year ended December 31, 2011, $25.4 million for the period June 25, 2010 to December 31, 2010 and $60.9 million for the nine months ended September 30, 2010.

Carib Holdings, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

Note 16—Share-based Compensation

Stock Incentive Plan

After the Merger, the Stock Incentive Plan was established to grant stock options, rights to purchase shares, restricted stock, restricted stock units and other stock-based rights to employees, directors, consultants and advisors. Holdings reserved 2,921,604 shares of its Class B non-voting common stock for issuance upon exercise and grants of stock options, restricted stock and other equity awards under the Stock Incentive Plan. The maximum option term is ten years from the date of grant. The initial grant of 2,624,570 options was made on February 11, 2011 to certain employees of EVERTEC, LLC. Plan participants have the right to purchase shares of Holdings’ Class B non-voting common stock in three tranches: Tranche A options vest in 5 equal installments beginning on September 30, 2011, Tranche B options vest at such time as the Investor Internal Rate of Return (“Investor IRR”) equals or exceeds 25% based on cash proceeds received by the Investor, and Tranche C options vest at such time as the Investor IRR equals or exceeds 30%. For purposes of these vesting provisions, the Investor’s IRR is the rate of return measured in cash and any securities received by the Investor as a return on its investment in the common stock of Holdings.

The following table summarizes the nonvested stock options activity for the year ended December 31, 2011:

Nonvested stock options	Shares	Weighted-average exercise prices

Nonvested at December 31, 2010	—	$—
Granted(1)	2,869,570	10.00
Vested(2)(3)	(163,287)	10.00
Forfeitures	(175,296)	10.00

Nonvested at December 31, 2011	2,530,987	$10.00

(1)	Includes 50,000 of stock options that were not granted under the Stock Incentive Plan, but are subject to certain terms of the Stock Incentive Plan.
(2)	Amount of options exercisable as of December 31, 2011. The weighted average remaining contractual term of these options is 8.75 years.
(3)	At December 31, 2011, the aggregate intrinsic value amounted to $1.2 million.

Management uses the fair value method of recording stock-based compensation as described in the guidance for stock compensation in ASC topic 718. The fair value of the stock options granted during 2011 was estimated using the Black-Scholes-Merton (“BSM”) option pricing model for Tranche A options granted under the Stock Incentive Plan and the Monte Carlo simulation analysis for Tranche B and Tranche C options, with the following assumptions:

	Stock options granted under the Stock Incentive Plan	Stock options not granted under the Stock Incentive Plan

Stock Price	$10 per share	$10 per share
Risk-free rate	2.14%	2.06%
Expected volatility	35.00%	35.00%
Expected annual dividend yield	0.00%	0.00%
Expected term	4.60 years	4.49 years

The risk-free rate is based on the U.S. Constant Maturities Treasury Interest Rate as of the grant date. The expected volatility is based on a combination of historical volatility and implied volatility from public trade companies in our industry. The expected annual dividend yield is based on management’s expectations of future dividends as of the grant date. The expected term is based on the vesting time of the options.

Carib Holdings, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

The following table summarizes the nonvested restricted shares activity for the year ended December 31, 2011:

Nonvested restricted shares	Shares	Weighted-average grant date fair value

Nonvested at December 31, 2010	—	$—
Granted	80,000	10.00
Vested(1)	(16,942)	10.00

Nonvested at December 31, 2011	63,058	$10.00

(1)	At December 31, 2011, the aggregate intrinsic value amounted to $0.1 million.

Share-based compensation recognized was as follows:

Year ended
(Dollar amounts in thousands)	December 31, 2011
Share-based compensation recognized, net
Stock options, net of income tax benefit of $214	$714
Restricted shares, net of income tax benefit of $51	170

The maximum unrecognized cost for stock options was $7.5 million as of December 31, 2011, which includes $2.3 million, $2.7 million and $2.5 million related to Tranche A, Tranche B and C options, respectively. The Company did not recognize share-based compensation expense related to Tranche B and C options as vesting was not considered probable. The cost is expected to be recognized over a weighted average period of 3.80 years.

The maximum unrecognized compensation cost for restricted stock was $0.6 million as of December 31, 2011. The cost is expected to be recognized over a weighted average period of 3.15 years.

Prior to the Merger, certain employees of EVERTEC, LLC participated in the Popular, Inc. 2004 Omnibus Incentive Plan (the “Incentive Plan”) adopted by the shareholders of Popular in April 2004. This plan replaced and superseded the 2001 Stock Option Plan (the “Stock Option Plan”) maintained by Popular.

Stock Option Plan

This plan provided for the issuance of Popular, Inc.’s common stock at a price equal to its fair market value at the grant date, subject to certain plan provisions.

As of September 30, 2010, total outstanding stock options of 199,940 were fully vested. Prior to the Merger date, the exercise period of all options was reduced to 6 months or 90 days from the date of modification. Such modification had no impact on the financial statements.

For the year ended December 31, 2011, the period June 25, 2010 to December 31, 2010 and the nine months ended September 30, 2010, the Company did not recognize any stock options expense.

Incentive Plan

The Incentive Plan permitted the granting of incentive awards in the form of annual incentive awards, long-term performance unit awards, stock options, stock appreciation rights, restricted stock, restricted units or performance shares.

For the year ended December 31, 2011 and for the period June 25, 2010 to December 31, 2010, the Company did not recognize any compensation expense related to the restricted stock. For the nine months ended September 30, 2010, the Company recognized $0.2 million of compensation expense related to the accelerated vesting of restricted stock, with a tax benefit of approximately $69,000. The fair value of the restricted stock vested as of September 30, 2010 was $0.3 million at grant date and $0.1 million at vesting date. The fair value difference between the grant date and vesting date triggered a shortfall of $0.2 million in 2010 that was recorded as an additional income tax expense.

Carib Holdings, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

Beginning in 2007, Popular authorized the issuance of performance shares, in addition to restricted shares, under the Incentive Plan. The performance shares award consisted of the opportunity to receive shares of Popular Inc.’s common stock provided Popular achieved certain performance goals during a three-year performance cycle. The compensation cost associated with the performance shares was recorded ratably over a three-year performance period. As of September 30, 2010, 16,165 performance shares were granted. During the quarter ended September 30, 2010, vesting periods of all outstanding performance shares was accelerated and all outstanding performance shares became fully vested.

For the nine months ended September 30, 2010, the Company recognized $0.2 million of compensation expense related to the accelerated vesting of performance shares with a tax benefit of approximately $79,000. The fair value of the performance shares vested as of September 30, 2010 was $0.2 million and $52,000 at grant date and at vesting date, respectively. The fair value difference between the grant date and vesting date triggered a shortfall of $0.1 million in 2010 that was recorded as an additional income tax expense.

Note 17—Employee Benefit Plan

Employee savings and investment plan

After the completion of the Merger the EVERTEC, Inc. Puerto Rico Savings and Investment plan was established (“the EVERTEC Savings Plan”), a defined contribution savings plan qualified under section 1165(e) of the Puerto Rico Internal Revenue Code of 2011. Investments in the plan are participant directed, and employer matching contributions are determined based on specific provisions of the EVERTEC Savings Plan. Employees are fully vested in the employer’s contributions after five years of service. For the year ended December 31, 2011, the costs incurred under the plan amounted to approximately $0.6 million. No costs were incurred under the new plan for the period June 25, 2010 to December 31, 2010.

Prior to the Merger, substantially all the employees of EVERTEC, LLC were eligible to participate in the Popular, Inc. Savings and Investments plan. No costs were incurred for the nine months ended September 30, 2010.

Employee defined benefit pension and post-retirement plans

Prior to the Merger, certain employees of EVERTEC, LLC were covered by the non-contributory defined benefit pension plans of Banco Popular (“BP Plan”). For the periods until June 30, 2010, pension and post-retirement expenses and accrued benefit obligation presented in the combined financial statements corresponded to the employees of Banco Popular that participated in the BP Plan and were part of EVERTEC, LLC. Effective June 30, 2010, these employees were transferred to EVERTEC, LLC as part of an internal reorganization. Total pension and post-retirement expense recognized related to those employees amounted to approximately $70,000 for the period including the nine months ended September 30, 2010.

Note 18—Other (Expenses) Income

For the year ended December 31, 2011, other (expenses) income includes $14.5 million related to a one-time separation charge of the Voluntary Retirement Program (“VRP”) offered by the Company to all employees who were at least 50 years of age and with a minimum of 15 years of service by December 31, 2011, $2.2 million relating to the refinancing of the senior secured credit facilities, $1.2 million related to a gain in foreign exchange transactions of Latin America operations and a non-recurring and non-cash loss of $1.2 million from the settlement of the derivatives related to our acquisition of a 19.99% equity interest in CONTADO from Popular. (See Note 3 for an additional transaction included within other (expenses) income caption in the accompanying consolidated statements of income (loss)).

For the period June 25, 2010 to December 31, 2010, other (expenses) income includes $34.8 million of acquisition costs related to the Merger transaction.

For the year ended December 31, 2011 and for the period June 25, 2010 to December 31, 2010, other (expenses) income includes a loss of $0.3 million and $1.4 million, respectively, related to the fair value adjustment of certain indemnification assets, software reimbursements and derivative assets (see Notes 6 and 12).

Carib Holdings, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

For the nine months ended September 30, 2010, other (expenses) income includes a pre-tax gain of $2.3 million recognized by the Company in the sale of its 19.99% ownership in IHGC.

Note 19—Income Tax

Under Puerto Rico income tax law, the Company is not allowed to file consolidated tax returns with its subsidiaries. At the end of 2010, the Government of Puerto Rico adopted a comprehensive tax reform in two phases. The first phase of the tax reform was enacted in the last quarter of 2010 where corporations received an income tax credit amounting to 7% of the tax determined, defined as the tax liability less certain credits. The second phase of the reform included a new Internal Revenue Code adopted in 2011 (the “PR Code”), which was approved on January 31, 2011. It provides for the reduction of the maximum corporate income tax rate from 40.95% to 30%, including the elimination of a temporary five percent surtax approved in March 2009 for years beginning on January 1, 2009 through December 31, 2011, as well as adding several tax credits and deductions, among other tax reliefs and changes. Under the new PR Code, the Company has a one-time election to opt out of the new reduced rate. This election must be made with the filing of the 2011 income tax return. The Company elected to use the new reduced rate. As a result, during the first quarter of 2011, the Company recognized a reduction in its deferred tax liability (“DTL”) of $23.8 million, which had been recognized at a higher marginal corporate income tax rate. The components of income tax (benefit) expense consisted of the following:

	Successor		Predecessor
(Dollar amounts in thousands)	Year ended December 31, 2011	June 25, 2010 (Inception) to December 31, 2010	Nine months ended September 30, 2010

Continuing operations
Current tax (benefit) provision	$(7,144)	$1,200	$20,211
Deferred tax (benefit) expense	(22,083)	(15,650)	2,806

Income tax (benefit) expense from continuing operations	$(29,227)	$(14,450)	$23,017

Discontinuing operations
Current tax provision	$—	$—	$840
Deferred tax benefit	—	—	(23)

Income tax expense from discontinuing operations	$—	$—	$817

Carib Holdings, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

As discussed above, the Company conducts operations in Puerto Rico and certain countries throughout the Caribbean and Latin America. As a result, the income tax (benefit) expense includes the effect of taxes paid to the Puerto Rico government as well as foreign jurisdictions. The following table presents the segregation of income tax (benefit) expense based on location of operations:

	Successor		Predecessor
(Dollar amounts in thousands)	Year ended December 31, 2011	June 25, 2010 (Inception) to December 31, 2010	Nine months ended September 30, 2010

Continuing operations
Current (benefit) tax provision
Puerto Rico	$(9,521)	$98	$19,316
United States	385	399	640
Foreign countries	1,992	703	255

Current (benefit) tax provision from continuing operations	$(7,144)	$1,200	$20,211

Deferred (benefit) tax expense
Puerto Rico	$(21,479)	$(15,490)	$2,806
Foreign countries	(604)	(160)	—

Deferred (benefit) tax expense from continuing operations	$(22,083)	$(15,650)	$2,806

Discontinuing operations
Current tax provision
Foreign countries	$—	$—	$840

Deferred tax benefit
Foreign countries	—	—	(23)

Income tax expense from discontinuing operations	$—	$—	$817

The Company was granted a tax exemption under the Tax Incentive Law No. 135 of 1997. Under this grant, EVERTEC, LLC was taxed at a rate of 7% on all the income derived from certain data processing and consulting services provided outside Puerto Rico for a 10-year period ended December 1, 2009. On October 11, 2011, the Puerto Rico Government approved a new grant under Tax Incentive Law No. 73 of 2008, retroactively to December 1, 2009. Under the new grant, the preferred rate declines gradually from 7% to 4% by December 1, 2013. After this date, the rate remains at 4% until its expiration in November 1, 2024. For the year ended December 31, 2011, the period June 25, 2010 to December 31, 2010 and the nine months ended September 30, 2010, income subject to the exemption amounted to $4.9 million, $1.3 million and $3.9 million, respectively.

In addition, the Company has a base tax rate of 7% on income derived from certain development and installation service in excess of a determined income for a 10-year period from January 1, 2008. Up to December 31, 2011, no income was subject to the exemption since the income covered by the decree did not exceed the determined base income amount.

On November 15, 2010, the Governor of Puerto Rico signed into Law the Internal Revenue Code for a New Puerto Rico, which provides for a 7% tax credit applicable to the fully taxable operations of the Company for the year ended December 31, 2010, resulting in the Company claiming a credit of $0.1 million for said year.

Carib Holdings, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

The following table presents the components of the Company’s net deferred tax liability:

	December 31,
(Dollar amounts in thousands)	2011	2010

Deferred tax assets
Allowance for doubtful accounts	$540	$696
Unfavorable contract liability	211	3,335
Other temporary assets	909	170

Total gross deferred tax assets	1,660	4,201

Deferred tax liabilities (“DTL”)
Deferred compensation	$2,915	$2,604
Difference between the assigned values and the tax basis of assets and liabilities recognized in purchase	90,766	128,218
Debt issue cost	8,513	—
Other temporary liabilities	218	131

Total gross deferred tax liabilities	102,412	130,953

Deferred tax liability, net	$(100,752)	$(126,752)

The net amount, as presented above, which is the result of the difference between assigned values and the tax bases of the assets and liabilities, is included within the deferred tax liability in the accompanying consolidated balance sheet.

As of December 31, 2011 and 2010, the deferred tax asset amounting to $10.4 million and $14.3 million, respectively, reflected in the accompanying consolidated balance sheet is related to a net operating loss. Pursuant to the provision of the PR Code, net operating losses can be carried forward for a period of ten taxable years. The net operating loss carried forward outstanding at December 31, 2011 expires in 2020.

The Company was subject to income tax withholding on payments received for services rendered in Venezuela. These tax withholdings were generally creditable against the Puerto Rico income tax, subject to certain limitations. The business in Venezuela was discontinued on September 30, 2010. For the nine months ended September 30, 2010, total creditable withholdings amounted to approximately $1.2 million.

Specific tax indemnification obligations were agreed under the Merger Agreement: (i) to the extent the Company has incurred taxes already paid by Popular at or prior to the closing related to the post-closing period, the Company is required to reimburse Popular for these prepaid taxes; and (ii) to the extent the Company has incurred taxes payable after closing related to the pre-closing period, Popular is required to reimburse the Company for such taxes.

The Company recognizes in its financial statements the benefits of tax return positions if it is more likely than not to be sustained on audit based on its technical merits. On a quarterly basis, the Company evaluates its tax positions and revises its estimates accordingly. The Company records accrued interest, if any, to unrecognized tax benefits in income tax expense, while the penalties, if any reported in operating costs and expenses. For the year ended December 31, 2011, the Company accrued $0.3 million for potential payment of interest based on an average 10% interest rate. As of December 31, 2010, the Company had not accrued any amount for potential payment of penalties and interest. At December 31, 2011 and 2010, EVERTEC, LLC had a liability for unrecognized tax benefits of $1.5 million and $1.2 million, respectively, which, if recognized in the future, would impact EVERTEC, LLC’s effective tax rate.

Carib Holdings, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

The reconciliation of unrecognized tax benefits, including accrued interest, was as follows:

(Dollar amounts in thousands)

Balance as of December 31, 2009	$1,222
Additions for tax positions related to 2010	—

Balance as of September 30, 2010	1,222
Additions for tax positions related to 2010	—

Balance as of December 31, 2010	1,222
Accrued estimated interest	281

Balance as of December 31, 2011	$1,503

The income tax (benefit) expense differs from the amount computed by applying the Puerto Rico statutory income tax rate to the income before income taxes as a result of the following:

	Successor		Predecessor
(Dollar amounts in thousands)	Year ended December 31, 2011	June 25, 2010 (Inception) to December 31, 2010	Nine months ended September 30, 2010

Computed income tax at statutory rates	$(1,504)	$(14,343)	$24,646
Benefit of net tax-exempt interest income	(23)	(52)	(79)
Benefit of net tax-exempt dividend income	(620)	—	—
Non taxable loss on settlement of derivative asset	420	—	—
Tax benefit due to a change in estimate	(2,529)	—	—
Differences in tax rates due to multiple jurisdictions	285	(197)	(155)
Effect of income subject to capital gain tax rate	—	—	(574)
Effect of income subject to tax-exemption grant	(1,737)	(455)	(2,479)
Adjustment to DTL due to changes in enacted tax rate	(23,813)	—	—
Credit pursuant to Act 171	—	(1,122)	—
Other	294	1,719	1,658

Income tax (benefit) expense	$(29,227)	$(14,450)	$23,017

As of December 31, 2011, the statute of limitations for all tax years prior to 2006 expired for the Company in Puerto Rico, subsequent years are subject to review by the Puerto Rico Treasury Department. For the subsidiaries in Costa Rica the statute of limitations for all tax years prior to 2008 expired and subsequent years are subject to review by their government authorities.

Note 20—Discontinued Operations

The results of operations of the Venezuela business, which was a part of the Company in the Predecessor period, are reported as a discontinued operation in the consolidated and combined financial statements, as the Venezuela business was not acquired in the Merger.

Prior to the closing of the Merger, the Venezuela business was transferred to Popular and the Company entered into a transition services agreement with Popular, pursuant to which the Company will provide certain services to the Venezuela business for a transition period following the consummation of the Merger.

Carib Holdings, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

The results of discontinued operations for the nine months ended September 30, 2010 consisted of the following:

Predecessor
Nine months ended
(Dollar amounts in thousands)	September 30, 2010

Revenues	$8,726
Operating costs and expenses	7,815

Income from operations	911
Non-operating income	23

Income before income taxes	934
Income tax expense	817

Net income from discontinued operations	$117

Note 21—Net Income (Loss) Per Common Share

The reconciliation of the numerator and denominator of the earnings per common share is as follows:

	Successor		Predecessor
(Dollar amounts in thousands, except per share data)	Year ended December 31, 2011	June 25, 2010 (Inception) to December 31, 2010	Nine months ended September 30, 2010

Net income (loss) from continuing operations - basic	$24,214	$(20,576)	$37,168

Net income from discontinuing operations	$—	$—	$117

Weighted average number of common shares outstanding - basic	36,271,750	36,033,124	36,033,124
Weighted average number of common shares outstanding - diluted	36,626,899	36,033,124	36,033,124

Net income (loss) per common share from continuing operations - basic (1)	$0.67	$(0.57)	$1.03

Net income (loss) per common share from continuing operations - diluted	$0.66	$(0.57)	$1.03

Net income per common share from discontinued operations - basic	$—	$—	0.00

[Pro forma net income per common share from continued operations - basic (2)	$—	$—	$—	]

[Pro forma net income per common share from continued operations - diluted (2)	$—	$—	$—	]

(1)	Net income (loss) per common share from continuing operations for the nine months ended September 30, 2010 represents the same amount for net income (loss) per common share.
(2)	Pro forma net income per common share from continued operations basic and diluted includes [ ] as incremental shares being offered in the initial public offering. These amounts are unaudited.

Carib Holdings, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

Note 22—Related Party Transactions

The following table presents the Company’s transactions with related companies for each of the period presented below:

	Successor		Predecessor
(Dollar amounts in thousands)	Year ended December 31, 2011	June 25, 2010 (Inception) to December 31, 2010	Nine months ended September 30, 2010

Total revenues (1)(2)	$149,670	$38,020	$104,253

Selling, general and administrative expenses
Administrative overhead and other allocated expenses	$—	$—	$2,217
Corporate expense charged by Popular	—	—	5,263

Total allocated and corporate expense charged by Popular(3)	$—	$—	$7,480

Rent and other fees(4)	$11,841	$2,634	$7,342

Interest earned from and charged by affiliate
Interest income	$665	$94	$51

Interest expense(5)	$8,440	$2,193	$10

Other expenses(6)	$1,700	$—	$—

(1)

As discussed below, all services to Popular, its subsidiaries and affiliates are governed by the Master Services Agreement (“MSA”) under which EVERTEC, LLC has a contract to provide such services for at least 15 years on an exclusive basis for the duration of the agreement on commercial terms consistent with historical pricing practices among the parties. Total revenues from Popular represent 46%, 48% and 48% of total revenues for each of the periods presented above.

(2)	Includes revenues generated from investees accounted for under the equity method (CONTADO) of $2.5 million for the year ended December 31, 2011.
(3)

Expenses allocated to the Company by Popular, included accounting, finance, legal, marketing, information systems and human resources. These costs were allocated based on a percentage of revenues (and not based on actual costs incurred). These charges were included in the combined statements of income.

(4)	Includes management fees paid to stockholders amounting to $3.2 million for the year ended December 31, 2011 and $0.2 million for the period June 25, 2010 to December 31, 2010.
(5)

Interest expense for the year ended December 31, 2011 and for the period June 25, 2010 to December 31, 2010 is related to interest accrued related to our senior secured term loan and senior notes held by Popular.

(6)

On December 31, 2011, EVERTEC, LLC entered into a (“Settlement Agreement”) with Popular in order to settle any claims among the parties related to the Closing Statement or the Working Capital True-Up Amount. In accordance with the Settlement Agreement, we made a payment of $1.7 million to Popular.

Carib Holdings, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

At December 31, 2011 and 2010, the Company had the following balances arising from transactions with related parties:

	December 31,
(Dollar amounts in thousands)	2011	2010

Cash and restricted cash deposits	$55,291	$52,298

Indemnification assets from Popular reimbursement(1)
Accounts receivable	$2,553	$6,912

Other long-term assets	$5,212	$7,924

Unfavorable liability related to contract with Popular(2)
Accounts payable	$703	$7,038

Other long-term liabilities	$—	$1,105

Other due from affiliates
Accounts receivable	$16,375	$17,812

Accounts payable	$3,036	$3,807

Long-term debt	$90,186	$94,850

Loan to an officer	$—	$170

(1)

Recorded in connection with (a) reimbursement from Popular regarding services the Company provides to certain customers of Popular at preferential prices and (b) reimbursement from Popular regarding certain software license fees. For the year ended December 31, 2011 and for the period June 25, 2010 to December 31, 2010, the Company received $6.6 million and $1.8 million, respectively, related to these reimbursements.

(2)	Represents an unfavorable contract liability to provide certain services to a customer of Popular until February 2012.

The balance of cash and restricted cash deposits in a related bank was included within the cash and restricted cash line items in the accompanying consolidated balance sheets. Due from related parties mainly included the amounts outstanding related to processing and information technology services billed to Popular subsidiaries according to the terms of the MSA. This amount was included in the accounts receivable, net in the consolidated balance sheets.

Upon the Merger, the Company entered into a consulting agreement whereby the Company agreed to reimburse Apollo and Popular for certain expenses and an annual management fee of the greater of (i) $2.0 million and (ii) 2% of EVERTEC, LLC’s EBITDA, in total in exchange for which the Company will receive certain advisory services from Apollo and Popular.

The Company is entitled to receive reimbursements from Popular regarding services the Company provides to certain customers of Popular at a preferential price for a period of approximately 17 months from the closing date of the Merger. As of the Merger date, the Company recorded $5.6 million as an expected reimbursement asset from Popular at fair value related to this subsidy. The Company also recorded an unfavorable contract liability at fair value of $10.1 million related to the contract with one of Popular’s client. At December 31, 2011 and 2010, the current portion of the expected reimbursement asset of $0.4 million and $4.1 million, respectively, is included within the accounts receivable, net caption in the accompanying consolidated balance sheets. At December 31, 2011 and 2010, the current portion of the unfavorable contract liability of $0.7 million and $8.1 million, respectively, is included in the accounts payable caption in the accompanying consolidated balance sheets. Gains and losses related to the reimbursement asset are included within the other (expenses) income caption in the accompanying consolidated statements of income (loss). See Note 12.

In addition, the Company is entitled to receive reimbursements from Popular regarding certain software license fees if such amounts exceed certain amounts for a period of five years from the closing date of the Merger. As a result of this agreement, the Company recorded approximately $11.2 million as a software reimbursement asset at fair value as of the Merger date. At December 31, 2011, the current portion of said asset of $7.4 million is included within the accounts receivable, net caption and the long-term portion is included in the other long-term assets caption in the accompanying consolidated balance sheets. Gains and losses related to the asset are included within the other (expenses) income caption in the accompanying consolidated statements of income (loss). See Note 12.

From time to time, EVERTEC, LLC obtains performance bonds from insurance companies covering the obligations of EVERTEC, LLC under certain contracts. Under the Merger Agreement, Popular is required to, subject to certain exceptions, cause the then outstanding performance bonds to remain outstanding or replace such bonds as needed for five years from the closing date of the Merger. EVERTEC, LLC entered into a reimbursement agreement with Popular to mirror Popular’s obligations. As a result, EVERTEC, LLC is required to reimburse Popular for payment of premiums and related charges and indemnification of Popular for certain losses, in case EVERTEC, LLC fails to perform or otherwise satisfy its obligations covered by such performance bonds.

Carib Holdings, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

EVERTEC, LLC had outstanding letters of credit of $2.9 million at December 31, 2011 for which Popular provided collateral. EVERTEC, LLC entered into a reimbursement agreement with Popular to mirror Popular’s obligations. As a result, EVERTEC, LLC is required to indemnify Popular for losses, in case EVERTEC, LLC fails to honor these letters of credit.

Note 23—Commitments and Contingencies

The Company leases certain facilities and equipment under operating leases. Most leases contain renewal options for varying periods. Future minimum rental payments on such operating leases at December 31, 2011 are as follows:

(Dollar amounts in thousands)	Unrelated parties	Related party	Minimum future rentals

2012	$762	$4,089	$4,851
2013	473	3,858	4,331
2014	374	3,973	4,347
2015	319	1,001	1,320
2016 and thereafter	317	—	317

	$2,245	$12,921	$15,166

Certain lease agreements contain provisions for future rent increases. The total amount of rental payments due over the lease term is being charged to rent expense on the straight-line method over the term of the lease. The difference between rent expense recorded and the amount paid is recorded as a deferred rent obligation. Total deferred rent obligation as of December 31, 2011 and 2010 amounted to $0.5 million and $0.3 million, respectively, and is included within the accounts receivable, net caption in the accompanying consolidated balance sheets.

Rent expense of office facilities and real estate for the year ended December 31, 2011, the period June 25, 2010 to December 31, 2010 and the nine months ended September 30, 2010 amounted to $7.9 million, $2.3 million and $6.6 million, respectively. Also, rent expense for telecommunications and other equipment for the year ended December 31, 2011, the period June 25, 2010 to December 31, 2010 and the nine months ended September 30, 2010 amounted to $7.7 million, $2.2 million and $5.6 million, respectively.

The legal entities within Holdings are defendants in a number of legal proceedings arising in the ordinary course of business. Based on the opinion of legal counsel, management believes that the final disposition of these matters will not have a material adverse effect on the business, results of operations or financial condition of the Company.

On a quarterly basis, the Company assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the latest information available. For matters where it is probable that the Company will incur a loss and the amount can be reasonably estimated, an accrual for the loss is established. Once established, the accrual is adjusted as appropriate to reflect any relevant developments. For matters where a loss is not probable or the amount of the loss cannot be estimated, no accrual is established. Based on this process, the Company has identified certain claims where it is probable that it will incur a loss, but in the aggregate the loss would be minimal. For other claims, where the proceedings are in an initial phase, the Company is unable to estimate the range of possible loss for such legal proceedings. However, the Company at this time believes that any loss related to these latter claims will not be material.

Note 24—Segment Information

The Company operates in three business segments: payment processing, merchant acquiring and business solutions.

The merchant acquiring segment provides services that allow merchants to accept electronic methods of payment such as debit, credit, prepaid and EBT cards carrying the ATH, Visa, MasterCard, Discover and American Express brands. Services include, but is not limited to, terminal sales and deployment, front-end authorization processing, settlement and funding processing and customer support.

Carib Holdings, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

The payment processing segment includes diversified suite of transaction processing products and services, including the ATH network and processing services, ATM management and monitoring, card processing, payment processing and electronic benefit transfer (“EBT”) services.

In September 2012, the Company renamed the transaction processing segment to payment processing segment. The change of name does not constitute a change in the segment composition.

The business solutions segment offers a full suite of business process management solutions in various product areas, such as core bank processing, network hosting management, IT consulting services, cash processing, item processing and fulfillment.

The Company’s business segments are organized based on the nature of products and services. The Chief Operating Decision Maker (“CODM”) reviews their separate financial information to assess performance and to allocate resources.

Management evaluates the operating results of each of its reportable segments based upon revenues and operating income. Segment asset disclosure is not used by the CODM as a measure of segment performance since the segment evaluation is driven by earnings. As such, segment assets are not disclosed in the notes to the accompanying consolidated and combined financial statements.

The following tables set forth information about the Company’s operations by its three business segments:

(Dollar amounts in thousands)	Merchant acquiring, net	Payment processing	Business solutions	Other		Total

Successor
Year ended December 31, 2011
Revenues	$61,997	$105,184	$173,434	$(19,493	)(1)	$321,122
Income from operations	30,258	45,031	36,690	(49,464	)(2)	62,515

For the period June 25, 2010 to December 31, 2010
Revenues	14,789	26,680	46,586	(5,646	)(1)	82,409
Income from operations	5,959	12,088	9,561	(13,152	)(2)	14,456

Predecessor
Nine months ended September 30, 2010
Revenues	$39,761	$69,391	$118,482	$(12,614	)(1)	$215,020
Income from operations	17,647	28,086	18,337	(8,721	)(2)	55,349

(1)	Represents the elimination of intersegment revenues for services provided by the payment processing segment to merchant acquiring segment, and other miscellaneous intersegment revenues.
(2)

Represents Merger transaction related costs such as non-recurring compensation and benefits, transition costs, and incremental depreciation and amortization from purchase accounting adjustments and other miscellaneous intersegment revenues.

Carib Holdings, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

The reconciliation of income from operations to consolidated and combined net income (loss) is as follows:

	Successor		Predecessor
(Dollar amounts in thousands)	Year ended December 31, 2011	June 25, 2010 (Inception) to December 31, 2010	Nine months ended September 30, 2010
Segment income from operations
Merchant acquiring, net	$30,258	$5,959	$17,647
Payment processing	45,031	12,088	28,086
Business solutions	36,690	9,561	18,337

Total segment income from operations	111,979	27,608	64,070
Merger related depreciation and amortization and other unallocated expenses (1)	(49,464)	(13,152)	(8,721)

Income from operations	$62,515	$14,456	$55,349

Interest (expense) income	(50,160)	(13,318)	290
Earnings of equity method investments	833	—	2,270
Other (expenses) income	(18,201)	(36,164)	2,276
Income tax benefit (expense)	29,227	14,450	(23,017)

Net income (loss) from continuing operations	$24,214	$(20,576)	$37,168

(1)

For the Successor periods primarily represents certain incremental depreciation and amortization expenses generated as a result of the merger non-recurring compensation and benefits expenses and professional fees. For the Predecessor period primarily represents the elimination of miscellaneous intersegment revenues for services provided by the Payment Processing segment.

The geographic segment information below is classified based on the geographic location of the Company’s subsidiaries:

	Successor		Predecessor
(Dollar amounts in thousands)	Year ended December 31, 2011	June 25, 2010 (Inception) to December 31, 2010	Nine months ended September 30, 2010

Revenues (1)
Puerto Rico	$281,392	$73,269	$189,127
Caribbean	13,051	2,629	9,507
Latin America	26,679	6,511	16,386

Total revenues	$321,122	$82,409	$215,020

(1)	Revenues are based on subsidiaries’ country of domicile.

Major customers

For the year ended December 31, 2011, the period June 25, 2010 to December 31, 2010 and the nine months ended September 30, 2010, the Company had one major customer which accounted for approximately $156.2 million or 49%, $40.1 million or 49% and $106.1 million or 49%, respectively, of total revenues. See Note 22.

Our next largest customer, the Government of Puerto Rico, consolidating all individual agencies and public corporations, represented 11% of our total revenues for the year ended December 31, 2011, 11% for the period June 25, 2010 to December 31, 2010 and 10% for the nine months ended September 30, 2010.

Carib Holdings, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

Note 25—Subsequent Events

The Company evaluated subsequent events through the date that these audited financial statements were issued. There were no additional subsequent events requiring disclosure other than those disclosed below.

Tax Exemption. On October 19, 2012, our subsidiary EVERTEC, LLC was granted a tax exemption under the Tax Incentive Act No. 73 of 2008. Under this grant, EVERTEC, LLC will benefit from a preferential income tax rate on industrial development income, as well as from tax exemptions with respect to its municipal and property tax obligations for certain activities derived from its data processing operations in Puerto Rico. The grant has a term of 15 years effective as of January 1, 2012 with respect to income tax obligations and January 1, 2013 with respect to municipal and property tax obligations.

The grant establishes a base taxable income amount with respect to EVERTEC, LLC’s industrial development income, which amount will continue to be subject to the ordinary income tax rate under existing law. Applicable taxable income in excess of the established base taxable income amount will be subject to a preferential rate of 4%. The base taxable income amount will be ratably reduced over a four year period until such amount equals zero at which point all of EVERTEC, LLC’s applicable industrial development income will be taxed at the preferential rate of 4% for the remaining period of the grant. The grant also establishes a 90% exemption on certain real and property taxes and a 60% exemption on municipal taxes, in each case imposed on EVERTEC, LLC. In addition, distributions to stockholders by EVERTEC of the industrial development income will not be subject to Puerto Rico tollgate taxes.

The grant contains customary commitments, conditions and representations that EVERTEC, LLC will be required to comply with in order to maintain the grant. The more significant commitments include: (i) maintaining at least 750 employees in EVERTEC, LLC’s Puerto Rico data processing operations during 2012 and at least 700 employees for the remaining years of the grant; and (ii) investing at least $200 million in building, machinery, equipment or computer programs to be used in Puerto Rico during the effective term of the grant (to be made in $50 million increments over four year capital investment cycles). Failure to meet the requirements could result, among other things, in reductions in the benefits of the grant or revocation of the grant in its entirety, which could result in EVERTEC, LLC or EVERTEC paying additional taxes or other payments relative to what such parties would be required to pay if the full benefits of the grant are available. In addition, the protection from Puerto Rican tollgate taxes on distributions to stockholders may be lost.

Certificate of Incorporation Amendment. In September 2012, EVERTEC, LLC amended its Certificate of Incorporation to change its name to EVERTEC Group, LLC. Also, Carib Holdings, LLC, EVERTEC, LLC’s direct parent, amended its Certificate of Incorporation to change its name to EVERTEC Intermediate Holdings, LLC and Carib Latam Holdings, Inc. amended its Certificate of Incorporation to change its name to EVERTEC, Inc.

Exchange Offer. On September 10, 2012, the Company announced the completion of the offer to exchange up to $40.0 million aggregate principal amount of their 11% senior notes due 2018 that have been registered under the Securities Act of 1933, as amended, for a like principal amount of their outstanding 11% senior notes due 2018.

Registration Statement. On July 27, 2012, the Registration Statement on Form S-4 related to the New Notes (as defined below) was declared effective by the Securities and Exchange Commission.

Dividend. On May 9, 2012, EVERTEC, LLC used the net proceeds from the incremental term loan described below and the New Notes, together with cash on hand, to pay a cash distribution of approximately $270.0 million to the stockholders of EVERTEC Inc., the Company’s direct parent. As a result of the dividend, on May 9, 2012, the board of directors of EVERTEC, Inc. approved an equitable adjustment to stock options previously granted pursuant to the Stock Incentive Plan in order to reduce the exercise price of the outstanding options granted under or subject to the terms of the Stock Incentive Plan by $7.41 per share.

Credit Agreement Amendment and Incremental Term Loan Facility. On May 9, 2012, EVERTEC, LLC entered into an amendment to the agreement governing its senior secured credit facilities to allow, among other things, a restricted payment in an amount not to exceed $270.0 million and certain adjustments to the financial covenant therein. In addition, EVERTEC, LLC borrowed an additional $170.0 million under a secured incremental term loan.

Consent Solicitation. On May 4, 2012, EVERTEC, LLC and EVERTEC Finance Corp. (“EVERTEC Finance”) obtained the requisite consents from holders of at least a majority of the aggregate principal amount of all outstanding Existing Notes (as defined below) on the record date of April 27, 2012, pursuant to their previously announced consent solicitation. As a result, on May 7, 2012, EVERTEC, LLC, EVERTEC Finance, certain subsidiaries of EVERTEC, LLC and the Trustee executed Supplemental Indenture No. 3

Carib Holdings, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

to the Indenture (as defined below) to provide EVERTEC, LLC with additional dividend capacity of up to $270.0 million (the “Proposed Amendment”). On May 9, 2012, EVERTEC, LLC paid an aggregate consent fee of approximately $2.8 million and, as a result, the Proposed Amendment became operative.

New Notes. On May 7, 2012, EVERTEC, LLC and EVERTEC Finance, as co-issuers, issued $40.0 million aggregate principal amount of 11% senior notes due 2018 (the “New Notes”) as “Additional Notes” under the Indenture pursuant to which $220.0 million aggregate principal amount of 11% senior notes due 2018 were originally issued on September 30, 2010 and $210.5 million principal amount were outstanding as of March 31, 2012 (the “Existing Notes”). The New Notes were issued pursuant to Supplemental Indenture No. 2 to the Indenture and were treated as a single class under the Indenture with the Existing Notes.

Tax Payment Agreement. On April 17, 2012, EVERTEC, LLC, Holdings and EVERTEC Inc. entered into a Tax Payment Agreement pursuant to which EVERTEC, LLC will be obligated to make certain payments to Holdings or EVERTEC, Inc. for taxable periods or portions thereof occurring on or after April 17, 2012. Under the Tax Payment Agreement, EVERTEC, LLC will make payments with respect to any and all taxes (including estimated taxes) imposed under the laws of Puerto Rico, the United States of America and any other jurisdiction or any political (including municipal) subdivision or authority or agency in Puerto Rico, the United States of America or such other jurisdiction, that would have been imposed on EVERTEC, LLC if EVERTEC, LLC had been a corporation for tax purposes of that jurisdiction, together with all interest and penalties with respect thereto (“Taxes”), reduced by taking into account any applicable net operating losses or other tax attributes of Holdings or EVERTEC, Inc. that reduce Holdings or EVERTEC, Inc.’s taxes in such period. For the avoidance of doubt, the Tax Payment Agreement provides that the payments thereunder shall not exceed the net amount of Taxes that Holdings and EVERTEC, Inc. actually owe to the appropriate taxing authority for a taxable period. Further, the Tax Payment Agreement provides that if Holdings or EVERTEC, Inc. receives a tax refund attributable to any taxable period or portion thereof occurring on or after the Effective Date, EVERTEC, Inc. shall be required to recalculate the payment for such period required to be made by EVERTEC, LLC to Holdings or EVERTEC, Inc. If the payment, as recalculated, is less than the amount of the payment EVERTEC, LLC already made to Holdings or EVERTEC, Inc. in respect of such period, Holdings or EVERTEC, Inc. shall promptly make a payment to EVERTEC, LLC in the amount of such difference.

Supplemental Indenture Regarding the Conversion. On April 17, 2012, EVERTEC, LLC, EVERTEC Finance, and Wilmington Trust, National Association, as trustee (the “Trustee”), entered into Supplemental Indenture No. 1 (the “First Supplemental Indenture”) to the indenture dated as of September 30, 2010 among EVERTEC, LLC, the guarantors named therein and the Trustee (as amended, the “Indenture”). Pursuant to the First Supplemental Indenture, (a) EVERTEC, LLC affirmed and, to the extent required under the Indenture, assumed its obligations following the Conversion as issuer under the Indenture and the 11% senior notes due 2018 issued thereunder, (b) EVERTEC Finance was added as a co-issuer under the Indenture and the senior notes, (c) the limitation on restricted payments covenant was amended to permit EVERTEC, LLC to make payments to its direct parent company, Holdings, and to Holding’s newly formed direct parent company and the EVERTEC, LLC’s indirect parent company, EVERTEC, Inc., pursuant to the Tax Payment Agreement so long as (i) EVERTEC, LLC is not in default under the Indenture, (ii) such payments are with respect to taxes imposed by Puerto Rico, the United States of America or by any other jurisdictions that EVERTEC, LLC would have been required to pay if it was a corporation instead of being treated as a partnership for tax purposes in those jurisdictions, reduced by taking into account the amount of any applicable net operating losses or other tax attributes of Holdings or EVERTEC, Inc. that reduce Holdings or EVERTEC, Inc.’s taxes in such period and (iii) the payments do not exceed the net amount of taxes that Holdings and EVERTEC, Inc. actually owe to the appropriate taxing authority for a taxable period and (d) the definitions of “Consolidated Net Income” and “Consolidated Taxes” were adjusted so that payments under the Tax Payment Agreement would reduce Consolidated Net Income and be treated as Consolidated Taxes even if they do not reduce Consolidated Net Income under GAAP. The First Supplemental Indenture also added a covenant that limits the ability of EVERTEC Finance to hold assets, incur Indebtedness or become liable for obligations, engage in business activities or consolidate, amalgamate or merge with or into or wind up into any person, subject in each case to certain exceptions.

Separately, following the execution of the First Supplemental Indenture, EVERTEC Finance also became a guarantor under EVERTEC, LLC’s senior secured credit facility in accordance with the terms thereof.

Reorganization. On April 17, 2012, EVERTEC, LLC was converted from a Puerto Rico corporation to a Puerto Rico limited liability company for the purpose of improving the consolidated tax efficiency of EVERTEC, LLC and its subsidiaries by taking advantage of recent changes to the PR Code that permit limited liability companies to be treated as partnerships that are pass-through entities for Puerto Rico tax purposes. Concurrent with the Conversion, Holdings was also converted from a Puerto Rico corporation to a Puerto Rico limited liability company. Prior to these conversions, EVERTEC, Inc. (previously Carib Holdings, LLC or Carib Holdings, Inc.) was

Carib Holdings, Inc. Notes to Consolidated (Successor) and

EVERTEC Business Group Combined (Predecessor) Financial Statements

formed in order to act as the new parent company of Holdings and its subsidiaries, including EVERTEC, LLC. EVERTEC, Inc., Holdings, AP Carib, Popular and each of the holders of then outstanding shares of Class B Non-Voting Common Stock of Holdings entered into a Stock Contribution and Exchange Agreement (the “Contribution and Exchange Agreement”) pursuant to which each of the then outstanding shares of common stock of Holdings was contributed to EVERTEC, Inc. in exchange for the same number and class of shares of common stock of EVERTEC, Inc. In addition, in accordance with the terms and conditions set forth in the Stock Contribution and Exchange Agreement, EVERTEC, Inc. assumed the Stock Incentive Plan and all of the outstanding equity awards issued thereunder or subject thereto. As a result, each of the then outstanding stock options to purchase shares of Holdings’ Class B Non-Voting Common Stock became a stock option to purchase the same number and class of shares of EVERTEC, Inc.’s Class B Non-Voting Common Stock, in each case on the same terms (including exercise price) as the original stock option. Similarly, each of the then outstanding shares of restricted stock of Holdings was converted into the same number of shares of restricted stock of EVERTEC, Inc. In addition, in connection with the Reorganization, EVERTEC, LLC formed a new wholly owned subsidiary, EVERTEC Finance, to act as co-issuer of the senior notes.

Management. Effective February 22, 2012, Felix Villamil was promoted to Vice Chairman of the Board and no longer serves as EVERTEC’s President and Chief Executive Officer (“CEO”). In connection with Mr. Villamil’s transition from President and CEO to Vice Chairman of the Board, EVERTEC and Mr. Villamil entered into a modification agreement and general release which provided for, among other things, a payment of $2.2 million, less applicable withholding taxes.

Effective February 22, 2012, our board of directors appointed Peter Harrington as EVERTEC’s President and CEO. On February 24, 2012, the Company also announced the promotion of Miguel Vizcarrondo from Senior Vice President to Executive Vice President now responsible for the Merchant Acquiring business and the ATH network.

Schedule I

Carib Holdings, Inc. Condensed Financial Statements

Parent Company Only

Condensed Balance Sheets

	December 31,
(Dollar amounts in thousands)	2011	2010
Assets
Current assets:
Cash	$2,677	$—
Deferred tax asset	8,294	—

Total current assets	10,971	—
Investment in subsidiaries, at equity	353,055	325,343
Long-term deferred tax asset	2,150	14,270

Total assets	$366,176	$339,613

Stockholder’s equity
Total stockholder’s equity	$366,176	$339,613

Condensed Statements of Income (Loss) and Comprehensive Income (Loss)

	Year ended	June 25, 2010 (Inception)
(Dollar amounts in thousands)	December 31, 2011	to December, 31 2010

Non-operating income (expenses)
Interest income	$37	$—
Earnings of equity method investments	28,004	2
Other expenses	—	(34,848)

Total non-operating income (expenses)	28,041	(34,846)

Income (loss) before income taxes	28,041	(34,846)
Income tax expense (benefit)	3,827	(14,270)

Net income (loss)	24,214	(20,576)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(1,176)	(142)

Total comprehensive income (loss)	$23,038	$(20,718)

Schedule I

Carib Holdings, Inc. Condensed Financial Statements

Parent Company Only

Condensed Statements of Cash Flows

	Year ended	June 25, 2010 (Inception)
(Dollar amounts in thousands)	December 31, 2011	to December 31, 2010

Cash flows from operating activities	$36	$—

Cash flows from financing activities
Issuance of common stock	2,641	—

Net cash provided by financing activities	2,641	—

Net increase in cash	2,677	—
Cash at beginning of the period	—	—

Cash at end of the period	$2,677	$—

Supplemental disclosure of non-cash activities:
Shares exchanged	$—	$360,331

        Shares

EVERTEC, Inc.

Common Stock

PROSPECTUS

Goldman, Sachs & Co.

J.P. Morgan

            , 2013

Until             , 2013 (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PART II.	INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated fees and expenses, other than underwriting discounts and commissions, paid or payable by the registrant in connection with the issuance and distribution of the common stock. All amounts are estimates except for the SEC registration, Financial Industry Regulatory Authority, Inc. and stock exchange and listing fees.

SEC registration fee	*
Stock exchange filing fee and listing fee	*
Transfer agent and registrar fees	*
Printing and engraving costs	*
Legal fees and expenses	*
Accountants’ fees and expenses	*
Financial Industry Regulatory Authority, Inc. filing fee	*
Miscellaneous	*
Total	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

Article 1.02(b)(6) of the Puerto Rico General Corporation Law of 1995, as amended (the “PR-GCL”), provides that a corporation may include in its certificate of incorporation a provision eliminating or limiting the personal liability of members of its board of directors or governing body for breach of a director’s fiduciary duty of care. However, no such provision may eliminate or limit the liability of a director for breaching his duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying an unlawful dividend or approving an unlawful stock repurchase or obtaining an improper personal benefit. Section 9.1 of our Certificate of Incorporation contains such a provision.

Article 4.08 of the PR-GCL authorizes a Puerto Rico corporation to indemnify its officers and directors against liabilities arising out of pending or threatened actions, suits or proceedings to which such officers and directors are or may be made parties by reason of being officers or directors. Such rights of indemnification are not exclusive of any other rights to which such officers or directors may be entitled under any by-law, agreement, vote of stockholders or otherwise.

Article 2.02(n) of the PR-GCL states that every corporation created under the provisions of the PR-GCL shall have the power to reimburse to all directors and officers or former directors and officers the expenses which necessarily or in fact were incurred with respect to the defense in any action, suit or proceeding in which such persons, or any of them, are included as a party or parties for having been directors or officers of one or another corporation, pursuant to the provisions of Article 4.08 of the PR-GCL described above.

Section 9.2 of our Certificate of Incorporation and Section 8.1 of our Bylaws provides that our directors, officers, employees and agents shall be indemnified to the fullest extent authorized by the PR-GCL against expenses and certain other liabilities arising out of legal action brought or threatened against them for their conduct on our behalf, provided that each such person acted in good faith and in a manner that he or she reasonably believed was in or not opposed to our best interests. Indemnification by us is available in a criminal action only if such person had no reasonable cause to believe that his or her conduct was unlawful.

Section 8.2 of our Bylaws provides that we will pay expenses incurred in defending any proceeding covered by Section 8.1 of our Bylaws in advance of the final disposition of such proceeding; provided, that if the PR-GCL requires, we may first require an undertaking by or on behalf of any person covered by Section 9.2 to repay such amounts, if it is ultimately determined that he is not entitled to be indemnified by us.

Section 8.5 of our Bylaws provides that we may maintain insurance covering certain liabilities of our officers, directors, employees and agents, whether or not we would have the power or would be required under the PG-GCL to indemnify them against such liabilities. We maintain a directors’ and officers’ liability insurance policy.

Item 15.	Recent Sales of Unregistered Securities

Set forth below is certain information regarding securities issued by the registrant during the last three years in transactions that were not registered under the Securities Act of 1933, as amended (the “Securities Act”), including the consideration, if any, received by the registrant for such issuances.

On April 17, 2012, in connection with its incorporation, the registrant issued 18,376,893 shares of its Class A Common Stock to Apollo and 17,656,231 shares of its Class A Common Stock to Popular in exchange for all of the Apollo’s and Popular’s right, title and interest in and to their respective shares of common stock of Holdings. In addition, the registrant assumed the Equity Incentive and all of the outstanding equity awards issued thereunder or subject thereto. The registrant also issued 301,840 shares of its Class B Non-Voting Common Stock to certain directors and key employees in exchange for all of such persons’ right, title and interest in and to their shares of Class B Non-Voting Common Stock of Holdings. In addition, the registrant issued 56,906 restricted shares of Class B Non-Voting Common Stock to Felix Villamil and 14,646 restricted shares of Class B Non-Voting Common Stock to Peter Harrington, which restricted shares remain subject to the terms and conditions set forth in the applicable restricted stock agreements described under “Management —Executive Compensation”.

On August 1, 2012, the registrant issued 16,556 shares of its Class B Non-Voting Common Stock and 150,000 options to purchase shares of its Class B Non-Voting Common Stock to Philip E. Steurer in connection with his appointment as EVERTEC’s executive vice president and chief operating officer.

None of these transactions involved any underwriters or any public offerings. Each of these transactions was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act or Regulation D or Rule 701 promulgated thereunder, as transactions by an issuer not involving a public offering. With respect to each transaction listed above, no general solicitation was made by either the registrant or any person acting on its behalf; the recipient of our securities agreed that the securities would be subject to the standard restrictions applicable to a private placement of securities under applicable state and federal securities laws; and appropriate legends were affixed to the certificates issued in such transactions.

Item 21.	Exhibits and Financial Statement Schedules

(a) Exhibits

See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

(b) Financial Statement Schedules

All financial statement schedules are omitted because they are inapplicable, not required or the information has been disclosed elsewhere in the financial statements or notes thereto.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertake:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Juan, Puerto Rico on the      day of             .

EVERTEC, INC.

By:
Peter Harrington
President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Peter Harrington, Juan J. Román, Luisa Wert Serrano and Scott I. Ross, and each of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and his name place and stead, in any and all capacities, to execute any and all amendments (including post-effective amendments) to this registration statement, to sign any registration statement filed pursuant to Rule 424(b) of the Securities Act of 1933, and to cause the same to be filed with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and desirable to be done in and about the premises as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

Peter Harrington	President and Chief Executive Officer (Principal Executive Officer)

Juan J. Román	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Marc E. Becker	Chairman of the Board and Director

Félix M. Villamil	Vice Chairman of the Board and Director

Jorge Junquera	Director

Nathaniel J. Lipman	Director

Matthew H. Nord	Director

Richard L. Carrión Rexach	Director

Néstor O. Rivera	Director

Scott I. Ross	Director

Thomas M. White	Director

Exhibit No.	Description

1.1**	Form of Underwriting Agreement

2.1	Agreement and Plan of Merger, dated June 30, 2010, by and among Popular, Inc., AP Carib Holdings, Ltd., Carib Acquisitions, Inc. and EVERTEC, Inc. (incorporated by reference to Exhibit 2.1 of Popular, Inc.’s Current Report on Form 8-K filed on July 8, 2010, File No. 001-34084)

2.2	Amendment to the Agreement and Plan of Merger, dated August 5, 2010, by and among Popular, Inc., AP Carib Holdings, Ltd., Carib Acquisition, Inc. and EVERTEC, Inc. (incorporated by reference to Exhibit 2.2 of Registration Statement on Form S-4 filed on April 14, 2011, File No. 333-173504)

2.3	Second Amendment to the Agreement and Plan of Merger, dated August 8, 2010, by and among Popular, Inc., AP Carib Holdings, Ltd., Carib Acquisition, Inc. and EVERTEC, Inc. (incorporated by reference to Exhibit 2.1 of Popular, Inc.’s Current Report on Form 8-K filed on August 12, 2010, File No. 001-34084)

2.4	Third Amendment to the Agreement and Plan of Merger, dated September 15, 2010, by and among Popular, Inc., AP Carib Holdings, Ltd., Carib Acquisition, Inc. and EVERTEC, Inc. (incorporated by reference to Exhibit 2.1 of Popular, Inc.’s Current Report on Form 8-K filed on September 21, 2010, File No. 001-34084)

2.5	Fourth Amendment to the Agreement and Plan of Merger, dated September 30, 2010, by and among Popular, Inc., AP Carib Holdings, Ltd., Carib Acquisition, Inc. and EVERTEC, Inc. (incorporated by reference to Exhibit 2.1 of Popular, Inc.’s Current Report on Form 8-K filed on October 6, 2010, File No. 001-34084)

3.1*	Amendment to Certificate of Incorporation of Carib Latam Holdings, Inc.

3.2**	Form of Amended and Restated Certificate of Incorporation of EVERTEC, Inc.

3.3**	Form of Amended and Restated Bylaws of EVERTEC, Inc.

4.1	Indenture, dated as of September 30, 2010, among EVERTEC, Inc., the guarantors party thereto and Wilmington Trust FSB, as trustee. (incorporated by reference to Exhibit 4.1 of Registration Statement on Form S-4 filed on April 14, 2011, File No. 333-173504)

4.2	Supplemental Indenture No. 1, dated as of April 17, 2012, among EVERTEC, LLC, EVERTEC Finance Corp. and Wilmington Trust, National Association, as trustee. (incorporated by reference to Exhibit 10.1 of Current Report on Form 8-K filed on April 18, 2012, File No. 333-173504)

4.3	Supplemental Indenture No. 2, dated as of May 7, 2012, among EVERTEC, LLC, EVERTEC Finance Corp., the guarantors party thereto and Wilmington Trust, National Association, as trustee. (incorporated by reference to Exhibit 4.1 of Current Report on Form 8-K filed on May 10, 2012, File No. 333-173504)

4.4	Supplemental Indenture No. 3, dated as of May 7, 2012, among EVERTEC, LLC, EVERTEC Finance Corp., the guarantors party thereto and Wilmington Trust, National Association. (incorporated by reference to Exhibit 4.3 of Current Report on Form 8-K filed on May 10, 2012, File No. 333-173504)

4.5	Registration Rights Agreement, dated as of September 30, 2010, by and among EVERTEC, Inc., the guarantors party thereto and Banc of America Securities LLC, as representative of the initial purchasers. (incorporated by reference to Exhibit 4.2 of Registration Statement on Form S-4 filed on April 14, 2011, File No. 333-173504)

4.6	Registration Rights Agreement, dated as of May 7, 2012, by and among EVERTEC, LLC, EVERTEC Finance Corp., the guarantors party thereto and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the initial purchasers. (incorporated by reference to Exhibit 4.2 of Current Report on Form 8-K filed on May 10, 2012, File No. 333-173504)

4.7	Form of 11% Senior Note due 2018 (included in the Indenture filed as Exhibit 4.1 to Registration Statement on Form S-4 filed on April 14, 2011, File No. 333-173504)

4.8	Stockholder Agreement, dated April 17, 2012, among Carib Latam Holdings, Inc. and the holders party thereto. (incorporated by reference to Exhibit 99.1 of Popular, Inc.’s Current Report on Form 8-K filed on April 23, 2012, File No. 001-34084).

Exhibit No.	Description

4.9**	Form of common stock certificate of EVERTEC, Inc.

5.1**	Opinion of Goldman Antonetti & Córdova, LLC

8.1**	Opinion of Akin Gump Strauss Hauer & Feld LLP re: tax matters

8.2**	Opinion of Goldman Antonetti & Córdova, LLC re: tax matters

10.1	Credit Agreement, dated as of September 30, 2010, among Carib Holdings, Inc., EVERTEC, Inc., the lenders from time to time parties thereto and Bank of America, N.A., as administrative agent, swingline lender and L/C issuer. (incorporated by reference to Exhibit 10.1 of Registration Statement on Form S-4 filed on April 14, 2011, File No. 333-173504)

10.2	Amendment No. 1, dated as of March 3, 2011, to Credit Agreement, dated as of September 30, 2010, among Carib Holdings, Inc., EVERTEC, Inc., the lenders from time to time parties thereto and Bank of America, N.A., as administrative agent, swingline lender and L/C issuer. (incorporated by reference to Exhibit 10.2 of Registration Statement on Form S-4 filed on April 14, 2011, File No. 333-173504)

10.3	Amendment No. 2, dated as of May 9, 2012, to Credit Agreement, dated as of September 30, 2010, among Carib Holdings, LLC, EVERTEC, LLC, the lenders from time to time parties thereto and Bank of America, N.A., as administrative agent, swingline lender and L/C issuer. (incorporated by reference to Exhibit 10.1 of Current Report on Form 8-K filed on May 10, 2012, File No. 333-173504)

10.4	Incremental Assumption Agreement, dated as of May 9, 2012, among Carib Holdings, LLC, EVERTEC, LLC, the lenders from time to time parties thereto and Bank of America, N.A., as administrative agent. (incorporated by reference to Exhibit 10.2 of Current Report on Form 8-K filed on May 10, 2012, File No. 333-173504)

10.5	Guarantee Agreement dated as of September 30, 2010, by and among EVERTEC, Inc., the loan parties identified on the signature pages thereof and Bank of America, N.A. as administrative agent and collateral agent. (incorporated by reference to Exhibit 10.3 of Registration Statement on Form S-4 filed on April 14, 2011, File No. 333-173504)

10.6	Collateral Agreement dated as of September 30, 2010, among Carib Holdings, Inc., EVERTEC, Inc., each subsidiary of EVERTEC, Inc. identified therein and Bank of America, N.A. as collateral agent. (incorporated by reference to Exhibit 10.4 of Registration Statement on Form S-4 filed on April 14, 2011, File No. 333-173504)

10.7	Amended and Restated Master Service Agreement, dated as of September 30, 2010, among Popular, Inc. Banco Popular de Puerto Rico and EVERTEC, Inc. (incorporated by reference to Exhibit 99.3 of Popular, Inc.’s Current Report on Form 8-K filed on October 6, 2010, File No. 001-34084)

10.8	Technology Agreement, made and entered into as of September 30, 2010, by and between Popular, Inc. and EVERTEC, Inc. (incorporated by reference to Exhibit 99.4 of Popular, Inc.’s Current Report on Form 8-K filed on October 6, 2010, File No. 001-34084)

10.9	Amended and Restated Independent Sales Organization Sponsorship and Services Agreement, dated as of September 30, 2010, by and between Banco Popular de Puerto Rico and EVERTEC, Inc. (incorporated by reference to Exhibit 10.7 of Registration Statement on Form S-4 filed on April 14, 2011, File No. 333-173504)

10.10	IP Purchase and Sale Agreement, dated June 30, 2010, by and between Popular, Inc. (and Affiliates and Subsidiaries) and EVERTEC, Inc. (incorporated by reference to Exhibit 10.1 of Popular, Inc.’s Current Report on Form 8-K filed on July 8, 2010, File. No. 001-34084)

10.11	Consulting Agreement dated as of September 30, 2010, among Carib Holdings, Inc., EVERTEC, Inc. and Apollo Management VII, L.P. (the “Apollo Consulting Agreement”) (incorporated by reference to Exhibit 10.9 of Registration Statement on Form S-4 filed on April 14, 2011, File No. 333-173504)

10.12	Consulting Agreement dated as of September 30, 2010, among Carib Holdings, Inc., EVERTEC, Inc. and Popular, Inc. (the “Popular Consulting Agreement”) (incorporated by reference to Exhibit 10.10 of Registration Statement on Form S-4 filed on April 14, 2011, File No. 333-173504)

Exhibit No.	Description

10.13	Employment Agreement, dated as of October 1, 2010, by and between EVERTEC, Inc. and Felix M. Villamil Pagani. (incorporated by reference to Exhibit 10.11 of Registration Statement on Form S-4 filed on April 14, 2011, File No. 333-173504)

10.14	Promissory Note and Forgivable Loan, Stock Pledge Agreement, dated as of September 29, 2010, between EVERTEC, Inc. and Félix M. Villamil. (incorporated by reference to Exhibit 10.12 of Registration Statement on Form S-4 filed on April 14, 2011, File No. 333-173504)

10.15	Employment Agreement, dated as of October 1, 2010, by and between EVERTEC, Inc. and Luis O. Abreu. (incorporated by reference to Exhibit 10.13 of Registration Statement on Form S-4 filed on April 14, 2011, File No. 333-173504)

10.16	Employment Agreement, dated as of October 1, 2010, by and between EVERTEC, Inc. and Carlos J. Ramírez. (incorporated by reference to Exhibit 10.14 of Registration Statement on Form S-4 filed on April 14, 2011, File No. 333-173504)

10.17	Employment Agreement, dated as of October 1, 2010, by and between EVERTEC, Inc. and Luis G. Alvarado. (incorporated by reference to Exhibit 10.15 of Registration Statement on Form S-4 filed on April 14, 2011, File No. 333-173504)

10.18	Employment Agreement, dated as of October 1, 2010, by and between EVERTEC, Inc. and Jorge R. Hernandez. (incorporated by reference to Exhibit 10.16 of Registration Statement on Form S-4 filed on April 14, 2011, File No. 333-173504)

10.19	Carib Latam Holdings, Inc. Amended and Restated 2010 Equity Incentive Plan. (incorporated by reference to Exhibit 10.3 of Current Report on Form 8-K filed on April 18, 2012, File No. 333-173504)

10.20**	Form of Stock Option Grant for named executive officers and certain others under Carib Latam Holdings, Inc. Amended and Restated 2010 Equity Incentive Plan.

10.21	Subscription Agreement, dated as of April 5, 2011, by and between Carib Holdings, Inc. and Thomas M. White 2006 Trust. (incorporated by reference to Exhibit 10.21 of Registration Statement on Form S-4 filed on April 14, 2011, File No. 333-173504)

10.22	Subscription Agreement, dated as of February 11, 2011, by and between Carib Holdings, Inc. and Luis O. Abreu. This Agreement is one of six substantially identical subscription agreements and includes a schedule which identifies material details in which each agreement differs from the one that is filed herewith. (incorporated by reference to Exhibit 10.22 of Registration Statement on Form S-4 filed on April 14, 2011, File No. 333-173504)

10.23	Agreement, dated as of June 29, 2011, by and among EVERTEC, Inc., Carib Holdings, Inc. and Luis O. Abreu and Ileana Gonzalez. (incorporated by reference to Exhibit 10.1 of Quarterly Report on Form 10-Q filed on August 15, 2011, File No. 333-173504)

10.24	Employment Agreement, dated as of June 30, 2011, by and between EVERTEC, Inc. and Juan Jose Román-Jiménez. (incorporated by reference to Exhibit 10.2 of Quarterly Report on Form 10-Q filed on August 15, 2011, File No. 333-173504)

10.25	Subscription Agreement, dated as of June 30, 2011, by and between Carib Holdings, Inc. and Juan Jose Román-Jiménez. (incorporated by reference to Exhibit 10.3 of Quarterly Report on Form 10-Q filed on August 15, 2011, File No. 333-173504)

10.26	Employment Agreement, dated as of February 22, 2012, by and between EVERTEC, Inc. and Peter Harrington. (incorporated by reference to Exhibit 10.1 of Quarterly Report on Form 10-Q filed on May 15, 2012, File No. 333-173504)

10.27	Subscription Agreement, dated as of February 22, 2012, by and between Carib Holdings, Inc. and Peter Harrington. (incorporated by reference to Exhibit 10.2 of Quarterly Report on Form 10-Q filed on May 15, 2012, File No. 333-173504)

10.28	Amended and Restated Restricted Stock Agreement, dated as of April 17, 2012, by and between Carib Latam Holdings, Inc. and Peter Harrington. (incorporated by reference to Exhibit 10.4 of Current Report on Form 8-K filed on April 18, 2012, File No. 333-173504)

Exhibit No.	Description

10.29	Amended and Restated Restricted Stock Agreement, dated as of April 17, 2012, by and between Carib Latam Holdings, Inc. and Felix M. Villamil Pagani. (incorporated by reference to Exhibit 10.5 of Current Report on Form 8-K filed on April 18, 2012, File No. 333-173504)

10.30	Confidential Modification Agreement and General Release, dated as of February 24, 2012, by and between EVERTEC, Inc., Carib Holdings, Inc., Felix M. Villamil Pagani and Lourdes Duran. (incorporated by reference to Exhibit 10.3 of Quarterly Report on Form 10-Q filed on May 15, 2012, File No. 333-173504)

10.31	Carib Latam Holdings, Inc. Amended and Restated Stock Option Agreement, dated as of May 9, 2012, by and between Carib Latam Holdings, Inc. and Peter Harrington. (incorporated by reference to Exhibit 10.4 of Quarterly Report on Form 10-Q filed on May 15, 2012, File No. 333-173504)

10.32	Carib Latam Holdings, Inc. Amended and Restated Stock Option Agreement, dated as of May 9, 2012, by and between Carib Latam Holdings, Inc. and Felix M. Villamil Pagani. (incorporated by reference to Exhibit 10.5 of Quarterly Report on Form 10-Q filed on May 15, 2012, File No. 333-173504)

10.33	Carib Latam Holdings, Inc. Amended and Restated Stock Option Agreement, dated as of May 9, 2012, by and between Carib Latam Holdings, Inc. and Juan Jose Román-Jimenez. (incorporated by reference to Exhibit 10.6 of Quarterly Report on Form 10-Q filed on May 15, 2012, File No. 333-173504)

10.34	Carib Latam Holdings, Inc. Amended and Restated Stock Option Agreement, dated as of May 9, 2012, by and between Carib Latam Holdings, Inc. and Carlos J. Ramírez. (incorporated by reference to Exhibit 10.7 of Quarterly Report on Form 10-Q filed on May 15, 2012, File No. 333-173504)

10.35	Carib Latam Holdings, Inc. Amended and Restated Stock Option Agreement, dated as of May 9, 2012, by and between Carib Latam Holdings, Inc. and Luis G. Alvarado. (incorporated by reference to Exhibit 10.8 of Quarterly Report on Form 10-Q filed on May 15, 2012, File No. 333-173504)

10.36	Carib Latam Holdings, Inc. Amended and Restated Stock Option Agreement, dated as of May 9, 2012, by and between Carib Latam Holdings, Inc. and Miguel Vizcarrondo. (incorporated by reference to Exhibit 10.9 of Quarterly Report on Form 10-Q filed on May 15, 2012, File No. 333-173504)

10.37	Carib Latam Holdings, Inc. Amended and Restated Stock Option Agreement, dated as of May 9, 2012, by and between Carib Latam Holdings, Inc. and Miguel Vizcarrondo. (incorporated by reference to Exhibit 10.10 of Quarterly Report on Form 10-Q filed on May 15, 2012, File No. 333-173504)

10.38	Carib Latam Holdings, Inc. Amended and Restated Stock Option Agreement, dated as of May 9, 2012, by and between Carib Latam Holdings, Inc. and Nathaniel Lipman. (incorporated by reference to Exhibit 10.11 of Quarterly Report on Form 10-Q filed on May 15, 2012, File No. 333-173504)

10.39	Carib Latam Holdings, Inc. Amended and Restated Stock Option Agreement, dated as of May 9, 2012, by and between Carib Latam Holdings, Inc. and Thomas M. White 2006 Trust. (incorporated by reference to Exhibit 10.12 of Quarterly Report on Form 10-Q filed on May 15, 2012, File No. 333-173504)

10.40	Tax Payment Agreement, dated as of April 17, 2012, by and among Carib Latam Holdings, Inc., Carib Holdings, LLC and EVERTEC, LLC. (incorporated by reference to Exhibit 10.2 of Current Report on Form 8-K filed on April 18, 2012, File No. 333-173504)

10.41	Stock Contribution and Exchange Agreement, dated as of April 17, 2012, by and among Carib Holdings, LLC, Carib Latam Holdings, Inc., and the holders shares of common stock of Carib Holdings, LLC party thereto. (incorporated by reference to Exhibit 10.2 of Current Report on Form 8-K filed on April 18, 2012, File No. 333-173504)

10.42	Employment Agreement, dated as of August 1, 2012, by and between EVERTEC, LLC and Philip E. Steurer. (incorporated by reference to Exhibit 10.1 of Quarterly Report on Form 10-Q filed on August 14, 2012, File No. 333-173504)

10.43	Stock Option Agreement, dated as of August 1, 2012, by and between Carib Latam Holdings, Inc. and Philip E. Steurer. (incorporated by reference to Exhibit 10.2 of Quarterly Report on Form 10-Q filed on August 14, 2012, File No. 333-173504)

10.44	Subscription Agreement, dated as of August 1, 2012, by and between Carib Latam Holdings, Inc. and Philip E. Steurer. (incorporated by reference to Exhibit 10.3 of Quarterly Report on Form 10-Q filed on August 14, 2012, File No. 333-173504)

Exhibit No.	Description

10.45**	Form of Termination Agreement for Apollo Consulting Agreement.

10.46**	Form of Termination Agreement for Popular Consulting Agreement.

10.47**	Form of Amendment to Stockholder Agreement.

21.1**	Subsidiaries of EVERTEC, Inc.

23.1**	Consent of PricewaterhouseCoopers LLP, independent registered public accountants.

23.2**	Consent of Goldman Antonetti & Córdova, P.S.C. (included in the opinion filed as Exhibit 5.1 to this Registration Statement).

23.3**	Consent of Akin Gump Strauss Hauer & Feld, LLP (included in the opinion filed as Exhibit 8.1 to this Registration Statement).

23.4**	Consent of Goldman Antonetti & Córdova, P.S.C. (included in the opinion filed as Exhibit 8.2 to this Registration Statement).

24.1**	Powers of Attorney of Directors and Officers of the registrant (included on signature pages to this Registration Statement).

*	Previously filed
**	To be filed by amendment